     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1998
                                           REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          RACING CHAMPIONS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)
                             ---------------------

               DELAWARE                                  5090                                 36-4088307
   (State or Other Jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    Incorporation or Organization)           Classification Code Number)                Identification Number)

                               800 ROOSEVELT ROAD
                             BUILDING C, SUITE 320
                           GLEN ELLYN, ILLINOIS 60137
                                 (630) 790-3507
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                                 ROBERT E. DODS
                                   PRESIDENT
                          RACING CHAMPIONS CORPORATION
                               800 ROOSEVELT ROAD
                             BUILDING C, SUITE 320
                           GLEN ELLYN, ILLINOIS 60137
                                 (630) 790-3507
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                          COPIES OF COMMUNICATIONS TO:

                 MICHAEL T. PEPKE, ESQ.                                     ROBERT W. WALTER, ESQ.
                  JAMES M. BEDORE, ESQ.                            BERLINER, ZISSER, WALTER & GALLEGOS, P.C.
             REINHART, BOERNER, VAN DEUREN,                                   ONE NORWEST CENTER
                NORRIS & RIESELBACH, S.C.                               1700 LINCOLN STREET, SUITE 4700
           1000 NORTH WATER STREET, SUITE 2100                               DENVER, CO 80203-4547
                   MILWAUKEE, WI 53202                                          (303) 830-1700
                     (414) 298-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                         PROPOSED             PROPOSED
                                                       AMOUNT             MAXIMUM              MAXIMUM             AMOUNT OF
              TITLE OF SECURITIES                      TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
              TO BE REGISTERED(1)                  REGISTERED(2)       PER SHARE(3)       OFFERING PRICE(3)           FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par Value $.01 Per Share..........     3,557,916            $13.00             $46,252,908            $13,645
=================================================================================================================================

(1) This Registration Statement relates to securities of Racing Champions Corporation issuable to holders of common stock, par value $.01 per share ("Wheels Common Stock"), of Wheels Sports Group, Inc. ("Wheels"), in the proposed merger of a wholly owned subsidiary of Racing Champions Corporation with and into Wheels (the "Merger").
(2) Based upon 6,976,303, the maximum number of shares of Wheels Common Stock to be exchanged for shares of common stock, par value $0.01 per share, of Racing Champions Corporation ("Racing Champions Common Stock") pursuant to the Merger, multiplied by 0.51, the exchange ratio in the Merger, assuming solely for purposes of calculating the registration fee that (i) all outstanding Wheels stock options are exercised prior to the effective time of the Merger, and (ii) all outstanding warrants exercisable for shares of Wheels Common Stock are exercised prior to the effective time of the Merger. The exchange ratio in the Merger is subject to adjustment based upon the average closing price of shares of Racing Champions Common Stock on the Nasdaq National Market for the 10 trading days prior to the closing of the Merger (the "Racing Champions Closing Price"). The Registration Statement covers any additional shares of Racing Champions Common Stock which may be required to be issued by reason of such adjustments.
(3) Calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended (the "Securities Act"), based on the aggregate market value on April 17, 1998 of the maximum number shares of Wheels Common Stock to be exchanged in connection with the Merger and computed by dividing (a) the product of (i) the average of the high and low prices per share of Wheels Common Stock as reported on the Nasdaq National Market on April 17, 1998 ($6.63) and (ii) 6,976,303, representing the maximum number of shares of Wheels Common Stock to be exchanged in connection with the Merger, by (b) 3,557,916, representing the maximum number of shares of Racing Champions Common Stock to be issued in connection with the Merger, assuming that the Racing Champions Closing Price is $12.00, the closing price of Racing Champions Common Stock as reported by the Nasdaq National Market on April 17, 1998.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                          RACING CHAMPIONS CORPORATION
                               800 Roosevelt Road
                             Building C, Suite 320
                           Glen Ellyn, Illinois 60137
                                  630-790-3507

Dear Stockholder:

     You are cordially invited to attend the Annual Meeting of the Stockholders of Racing Champions Corporation ("Racing Champions"), to be held at on June 12, 1998, at 10:00 a.m., local time. A notice of the Annual Meeting, a proxy card and a joint proxy statement/prospectus containing information about the matters to be acted upon at the Annual Meeting are enclosed. All holders of Racing Champions' outstanding shares of Common Stock as of May 7, 1998 (the "Record Date"), will be entitled to notice of and to vote at the Annual Meeting.

     At the Annual Meeting, you will be asked to consider and to vote upon the following matters:

          (1) A proposal (the "Merger Proposal") to approve and adopt an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 4, 1997, by and among Racing Champions, WSG Acquisition, Inc., a wholly owned subsidiary of Racing Champions ("Acquisition"), and Wheels Sports Group, Inc. ("Wheels") and the issuance of shares of Common Stock, par value $0.01 per share, of Racing Champions ("Racing Champions Common Stock"), pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Acquisition will be merged with and into Wheels (the "Merger") with Wheels being the surviving corporation and becoming a wholly owned subsidiary of Racing Champions. If the Merger Agreement is approved and the Merger becomes effective, each outstanding share of Common Stock of Wheels ("Wheels Common Stock") (other than shares of Wheels Common Stock, if any, not converted because of the exercise of dissenters' appraisal rights and other than shares of Wheels Common Stock, if any, held by Wheels, Racing Champions or Acquisition, which are to be canceled as part of the Merger) will be converted into the right to receive 0.51 of a share of Racing Champions Common Stock, subject to adjustment as provided in the Merger Agreement. Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Racing Champions Common Stock cast in person or by proxy at the Annual Meeting.

          (2) A proposal (the "Capitalization Amendment Proposal") to approve and adopt an amendment to the Amended and Restated Certificate of Incorporation of Racing Champions which would increase the total number of authorized shares of Racing Champions Common Stock from 20,000,000 to 28,000,000 shares. Approval of the Capitalization Amendment Proposal requires the affirmative vote of the holders of a majority of all outstanding shares of Racing Champions Common Stock.

          (3) The election of 11 directors for the ensuing year. Three of the nominees, Randy C. Baker, Randy E. Duncan and Victor H. Shaffer, have been nominated pursuant to the Merger Agreement and their election is conditioned upon the approval of the Merger Proposal and the Capitalization Proposal at the Annual Meeting. In the event that the Merger Proposal and the Capitalization Amendment Proposal are not approved, the proxies will not be voted for these three nominees and will be voted only for the eight incumbent directors. Approval of any of the nominees for director requires a plurality of the votes cast at the Annual Meeting.

          (4) The ratification of the appointment of Arthur Andersen LLP, independent public accountants, as auditors of Racing Champions for its fiscal year ending December 31, 1998. Approval of the ratification of independent auditors requires the affirmative vote of a majority of the shares of Racing Champions Common Stock represented in person or by proxy at the Annual Meeting and entitled to vote thereon.

          (5) A proposal to amend the Racing Champions Corporation Stock Incentive Plan (the "Incentive Plan") to increase the aggregate number of shares of Racing Champions Common Stock that may be issued or transferred upon exercise, payment or vesting of stock options granted under such plan from

     311,852 to 600,000. Approval of the amendment to the Incentive Plan requires the affirmative vote of a majority of the shares of Racing Champions Common Stock represented in person or by proxy at the Annual Meeting and entitled to vote thereon.

     Details of the matters to be acted upon at the Annual Meeting and other important information are set forth in the accompanying Joint Proxy Statement/Prospectus which you are urged to read carefully. The consummation of the Merger is subject to the satisfaction of certain closing conditions as described in greater detail in the accompanying Joint Proxy
Statement/Prospectus.

     Your Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger. In addition, the Board of Directors has received the opinion of its financial advisor, Robert W. Baird & Co. Incorporated, to the effect that the Exchange Ratio established by the Merger Agreement is fair, from a financial point of view, to Racing Champions.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER PROPOSAL, THE CAPITALIZATION AMENDMENT PROPOSAL, EACH PERSON NOMINATED TO SERVE AS A MEMBER OF RACING CHAMPIONS' BOARD OF DIRECTORS, THE RATIFICATION OF ARTHUR ANDERSEN LLP AS RACING CHAMPIONS' INDEPENDENT AUDITORS AND THE AMENDMENT TO THE INCENTIVE PLAN.

     Whether or not you plan to attend the Annual Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. If you attend the Annual Meeting, you may revoke such proxy and vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Very truly yours,

                                          Robert E. Dods
                                          President

               , 1998

                          RACING CHAMPIONS CORPORATION

                            NOTICE OF ANNUAL MEETING
                           OF STOCKHOLDERS TO BE HELD
                                ON JUNE 12, 1998

To the Stockholders of Racing Champions Corporation:

     The annual meeting of the stockholders of Racing Champions Corporation
("Racing Champions") will be held at                on June 12, 1998, at 10:00
a.m., local time (the "Annual Meeting"), for the following purposes:

          (1) To consider and vote upon a proposal (the "Merger Proposal") to approve and adopt an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 4, 1997, by and among Racing Champions, WSG Acquisition, Inc., a wholly owned subsidiary of Racing Champions ("Acquisition"), and Wheels Sports Group, Inc. ("Wheels") and the issuance of shares of Common Stock, par value $0.01 per share, of Racing Champions ("Racing Champions Common Stock"), pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Acquisition will be merged with and into Wheels (the "Merger") with Wheels being the surviving corporation and becoming a wholly owned subsidiary of Racing Champions. If the Merger Agreement is approved and the Merger becomes effective, each outstanding share of Common Stock of Wheels ("Wheels Common Stock") (other than shares of Wheels Common Stock, if any, not converted because of the exercise of dissenter's appraisal rights and other than shares of Wheels Common Stock, if any, held by Wheels, Racing Champions or Acquisition, which are to be canceled as part of the Merger) will be converted into the right to receive 0.51 of a share of Racing Champions Common Stock, subject to adjustment as provided in the Merger Agreement. A copy of the Merger Agreement is attached as Exhibit A to the accompanying Joint Proxy Statement/Prospectus.

          (2) To consider and vote upon a proposal (the "Capitalization Amendment Proposal") to approve and adopt an amendment ("the "Capitalization Amendment") to the Amended and Restated Certificate of Incorporation of Racing Champions which would increase the total number of authorized shares of Racing Champions Common Stock from 20,000,000 to 28,000,000 shares. A copy of the Capitalization Amendment is attached as Exhibit F to the accompanying Joint Proxy Statement/Prospectus.

          (3) To consider and vote upon the election of 11 directors for the ensuing year. Three of the nominees, Randy C. Baker, Randy E. Duncan and Victor H. Shaffer, have been nominated pursuant to the Merger Agreement and their election is conditioned upon the approval of the Merger Proposal and the Capitalization Proposal at the Annual Meeting. In the event that the Merger Proposal and the Capitalization Amendment Proposal are not approved, the proxies will not be voted for these three nominees and will be voted only for the eight incumbent directors.

          (4) To consider and vote upon the ratification of the appointment of Arthur Andersen LLP, independent public accountants, as auditors of Racing Champions for its fiscal year ending December 31, 1998.

          (5) To consider and vote upon a proposal to approve an amendment to the Racing Champions Corporation Stock Incentive Plan (the "Incentive Plan") to increase the aggregate number of shares of the Racing Champions Common Stock that may be issued or transferred upon exercise, payment or vesting of stock options granted under such plan from 311,852 to 600,000. A copy of the Incentive Plan, as proposed to be amended, is attached as Exhibit G to the accompanying Joint Proxy Statement/Prospectus.

          (6) To transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

     The close of business on May 7, 1998 is the record date for the Annual Meeting and only stockholders of record at that time will be entitled to notice of and to vote at the Annual Meeting or any adjournment or adjournments thereof.

     Your attention is called to the Joint Proxy Statement/Prospectus accompanying this Notice for a more complete statement regarding the matters to be acted upon at the Annual Meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL, THE CAPITALIZATION AMENDMENT PROPOSAL, EACH PERSON NOMINATED TO SERVE AS A MEMBER OF RACING CHAMPIONS' BOARD OF DIRECTORS, THE RATIFICATION OF THE APPOINTMENT OF ARTHUR ANDERSEN LLP AS RACING CHAMPIONS' INDEPENDENT AUDITORS AND THE AMENDMENT TO THE INCENTIVE PLAN.

                                          By Order of the Board of Directors,

                                          Curtis W. Stoelting
                                          Secretary

Glen Ellyn, Illinois
                      , 1998

YOUR VOTE IS IMPORTANT. ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. YOU MAY NEVERTHELESS VOTE IN PERSON IF YOU ATTEND THE ANNUAL MEETING.

                           WHEELS SPORTS GROUP, INC.
                            149 Gasoline Alley Drive
                       Mooresville, North Carolina 28115
                                  704-662-6442

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of the Stockholders of Wheels Sports Group, Inc. ("Wheels"), to be held at on June 12, 1998, at 10:00 a.m., local time.
A notice of the Special Meeting, a proxy card and a Joint Proxy Statement/Prospectus containing information about the matters to be acted upon at the Special Meeting are enclosed. All holders of Wheels' outstanding shares of Common Stock as of May 7, 1998 (the "Record Date"), will be entitled to notice of and to vote at the Special Meeting.

     At the Special Meeting, you will be asked to consider and to vote upon a proposal (the "Merger Proposal") to approve and adopt an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 4, 1997, by and among Wheels, Racing Champions Corporation ("Racing Champions") and WSG Acquisition, Inc., a wholly owned subsidiary of Racing Champions ("Acquisition"), pursuant to which Acquisition will be merged with and into Wheels (the "Merger"). If the Merger Agreement is approved and the Merger becomes effective, each outstanding share of Common Stock of Wheels ("Wheels Common Stock") (other than shares of Wheels Common Stock, if any, not converted because of the exercise of dissenters' appraisal rights and other than shares of Wheels Common Stock, if any, held by Wheels, Racing Champions or Acquisition, which are to be canceled as part of the Merger) will be converted into the right to receive 0.51 of a share of Racing Champions Common Stock, subject to adjustment as provided in the Merger Agreement. Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of all outstanding shares of Wheels Common Stock.

     Details of the Merger Proposal and other important information are set forth in the accompanying Joint Proxy Statement/Prospectus which you are urged to read carefully. The consummation of the Merger is subject to the satisfaction of certain closing conditions as described in greater detail in the accompanying Joint Proxy Statement/Prospectus.

     Your Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger. In addition, the Board of Directors has received the opinion of its financial advisor, Morgan Keegan & Company, Inc., that the aggregate consideration to be received by stockholders of Wheels in connection with the Merger is fair to such holders from a financial point of view.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER PROPOSAL.

     Whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. If you attend the Special Meeting, you may revoke such proxy and vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Very truly yours,

                                          Victor H. Shaffer
                                          Chief Executive Officer

                      , 1998

                           WHEELS SPORTS GROUP, INC.

                           NOTICE OF SPECIAL MEETING
                           OF STOCKHOLDERS TO BE HELD
                                ON JUNE 12, 1998

To the Stockholders of Wheels Sports Group, Inc.:

     A special meeting of the stockholders of Wheels Sports Group, Inc.
("Wheels") will be held at                                    on June 12, 1998,
at 10:00 a.m., local time (the "Special Meeting"), for the following purposes:

          (1) To consider and vote upon a proposal (the "Merger Proposal") to approve and adopt an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 4, 1997, by and among Wheels, Racing Champions Corporation ("Racing Champions") and WSG Acquisition, Inc., a wholly owned subsidiary of Racing Champions ("Acquisition"), pursuant to which Acquisition will be merged with and into Wheels (the "Merger"). If the Merger Agreement is approved and the Merger becomes effective, each outstanding share of Common Stock of Wheels ("Wheels Common Stock") (other than shares of Wheels Common Stock, if any, not converted because of the exercise of dissenters' appraisal rights and other than shares of Wheels Common Stock, if any, held by Wheels, Racing Champions or Acquisition, which are to be canceled as part of the Merger) will be converted into the right to receive 0.51 of a share of Racing Champions Common Stock, subject to adjustment as provided in the Merger Agreement. A copy of the Merger Agreement is attached as Exhibit A to the accompanying Joint Proxy Statement/Prospectus.

          (2) To transact such other business as may properly come before the Special Meeting or any adjournment or adjournments thereof.

     The close of business on May 7, 1998 is the record date for the Special Meeting and only stockholders of record at that time will be entitled to notice of and to vote at the Special Meeting or any adjournment or adjournments thereof.

     Your attention is called to the Joint Proxy Statement/Prospectus accompanying this Notice for a more complete statement regarding the matters to be acted upon at the Special Meeting. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL.

                                          By Order of the Board of Directors,

                                          W. Conrad Powell
                                          Secretary

Mooresville, North Carolina
                      , 1998

YOUR VOTE IS IMPORTANT. ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. YOU MAY NEVERTHELESS VOTE IN PERSON IF YOU ATTEND THE SPECIAL MEETING.

                             JOINT PROXY STATEMENT
                                       OF
                          RACING CHAMPIONS CORPORATION
                                      AND
                           WHEELS SPORTS GROUP, INC.
          FOR THE ANNUAL MEETING OF HOLDERS OF SHARES OF COMMON STOCK,
           PAR VALUE $0.01 PER SHARE, OF RACING CHAMPIONS CORPORATION
                                 JUNE 12, 1998
         FOR THE SPECIAL MEETING OF HOLDERS OF SHARES OF COMMON STOCK,
            PAR VALUE $0.01 PER SHARE, OF WHEELS SPORTS GROUP, INC.
                                 JUNE 12, 1998
                             ---------------------

                   PROSPECTUS OF RACING CHAMPIONS CORPORATION
               SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE

     This Joint Proxy Statement/Prospectus is being furnished to holders of shares of Common Stock ("Racing Champions Common Stock") of Racing Champions Corporation, a Delaware corporation ("Racing Champions"), in connection with the solicitation of proxies by the Board of Directors of Racing Champions (the "Racing Champions Board") for use at the annual meeting of holders of Racing Champions Common Stock to be held on June 12, 1998, at commencing at 10:00 a.m. local time, and at
any adjournment or postponement thereof (the "Racing Champions Annual Meeting").

     This Joint Proxy Statement/Prospectus is also being furnished to holders of shares of Common Stock ("Wheels Common Stock") of Wheels Sports Group, Inc., a North Carolina corporation ("Wheels"), in connection with the solicitation of proxies by the Board of Directors of Wheels (the "Wheels Board") for use at the special meeting of stockholders of Wheels to be held on June 12, 1998,
at                                   commencing at 10:00 a.m. local time, and at
any adjournment or postponement thereof (the "Wheels Special Meeting").
                                                        (Continued on next page)

     SEE "RISK FACTORS" COMMENCING ON PAGE 19 FOR A DISCUSSION OF CERTAIN FACTORS THAT THE EXISTING HOLDERS OF SHARES OF WHEELS COMMON STOCK AND HOLDERS OF SHARES OF RACING CHAMPIONS COMMON STOCK SHOULD CONSIDER IN CONNECTION WITH THE MATTERS THEY ARE BEING ASKED TO VOTE UPON, INCLUDING, WITH RESPECT TO THE HOLDERS OF SHARES OF WHEELS COMMON STOCK, THEIR PROSPECTIVE INVESTMENT IN SHARES OF RACING CHAMPIONS COMMON STOCK.

 THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/ PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
  ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

     This Joint Proxy Statement/Prospectus and accompanying forms of proxy are first being mailed to holders of shares of Racing Champions Common Stock and to
holders of shares of Wheels Common Stock on or about                , 1998.

  The date of this Joint Proxy Statement/Prospectus is                , 1998.

(Continued from previous page)

     This Joint Proxy Statement/Prospectus also constitutes the prospectus of Racing Champions with respect to shares of Racing Champions Common Stock to be issued (i) in connection with the Merger (as defined herein) in exchange for outstanding shares of Wheels Common Stock, and (ii) upon exercise of various options and warrants to acquire shares of Wheels Common Stock, which options and warrants will be modified and adjusted at the Effective Time (as defined herein) to permit them to become exercisable to acquire shares of Racing Champions Common Stock. In the Merger, subject to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of December 4, 1997 and executed on April 23, 1998 (the "Merger Agreement"), each outstanding share of Wheels Common Stock will be converted into the right to receive whole shares of Racing Champions Common Stock and a cash payment in lieu of fractional shares based upon an exchange ratio (the "Exchange Ratio") determined as follows: (a) the Exchange Ratio will equal 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock if the average closing price of Racing Champions Common Stock on the Nasdaq National Market for the 10 trading days prior to the date of consummation of the Merger (the "Racing Champions Closing Price") is greater than or equal to $7.50 per share and less than or equal to $14.00 per share; (b) the Exchange Ratio will equal $3.825 divided by the Racing Champions Closing Price if the Racing Champions Closing Price is less than $7.50 per share; and
(c) the Exchange Ratio will equal $7.14 divided by the Racing Champions Closing Price if the Racing Champions Closing Price is greater than $14.00 per share.

     Shares of Racing Champions Common Stock are currently quoted on the Nasdaq National Market under the symbol RACN. Shares of Wheels Common Stock are currently quoted on the Nasdaq National Market under the symbol WHEL. On December 4, 1997, the last trading day ending prior to the public announcement of the execution of the original Agreement and Plan of Merger, dated as of and executed on December 4, 1997, among Racing Champions, Wheels and Acquisition (the "Original Merger Agreement"), the closing sale price of Racing Champions Common Stock was $7.25 per share and the closing sale price of Wheels Common
Stock was $6.125 per share. On                , 1998, the closing sale price of
Racing Champions Common Stock was $          per share and the closing sale
price of Wheels Common Stock was $          per share. Because the market price
of Racing Champions Common Stock is subject to fluctuation, the value of the shares of Racing Champions Common Stock that holders of shares of Wheels Common Stock will receive in the Merger may increase or decrease prior to and after the Merger. See "RISK FACTORS -- Exchange Ratio in the Merger."

     As a result of the Merger, holders of shares of Wheels Common Stock or rights to acquire shares of Wheels Common Stock will receive shares of Racing Champions Common Stock or rights to acquire shares of Racing Champions Common Stock, which in the aggregate will represent up to 3,557,916 shares of Racing Champions Common Stock assuming an Exchange Ratio of 0.51. Those shares will account for approximately 20.3% of the total of approximately 17,538,084 shares of Racing Champions Common Stock estimated to be outstanding immediately after the effective time of the Merger on a fully diluted basis, which includes such 3,557,916 shares of Racing Champions Common Stock issuable in connection with the Merger, 517,786 shares of Racing Champions Common Stock reserved for issuance upon exercise of outstanding stock options, 220,000 shares of Racing Champions Common Stock expected to be reserved for issuance in connection with the grant of stock options to Wheels employees upon the consummation of the Merger and 13,242,382 shares of Racing Champions Common Stock outstanding on May 7, 1998.

     Approval of the Merger Agreement and the issuance of shares of Racing Champions Common Stock thereunder is being sought by Racing Champions as the issuer of a security traded on the Nasdaq National Market to comply with the provisions of Section 4460(i) of Schedule D of the By-Laws of the National Association of Securities Dealers, Inc. (the "Nasdaq Rule") which requires issuers of Nasdaq National Market securities to obtain stockholder approval of certain issuances of securities in connection with the acquisition of the stock or assets of another company. Although approval of the Merger Agreement by the holders of shares of Racing Champions Common Stock is not required under the Delaware General Corporation Law to consummate the Merger, obtaining approval by the holders of shares of Racing Champions Common Stock of the issuance of shares of Racing Champions Common Stock under the Merger Agreement pursuant to the Nasdaq Rule is a condition to each party's obligation to consummate the Merger.

                             AVAILABLE INFORMATION

     Each of Racing Champions and Wheels is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Racing Champions has filed a Registration Statement on Form S-4 (including the exhibits and amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission covering the Racing Champions securities to be issued to Wheels securityholders in the Merger. As permitted by the rules and regulations of the Commission, this Joint Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Reference is made to the Registration Statement and to the exhibits thereto for further information. Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

     The Registration Statement and the exhibits thereto, as well as the reports, proxy statements and other information filed with the Commission by Racing Champions or Wheels under the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information filed with the Commission by Racing Champions or Wheels are also available at the Commission's site on the World Wide Web at http:\\www.sec.gov.

     All information contained in this Joint Proxy Statement/Prospectus concerning Wheels and its subsidiaries has been supplied by Wheels and all other information has been supplied by Racing Champions.

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATIONS OF PROXIES OR THE OFFERING OF STOCK MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY RACING CHAMPIONS, WHEELS OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY STOCK, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF STOCK MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS OR THE AFFAIRS OF RACING CHAMPIONS OR WHEELS SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO SUCH DATE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................    3
SUMMARY.....................................................    9
Parties to the Merger Agreement.............................    9
  Racing Champions Corporation..............................    9
  Wheel Sports Group, Inc...................................   10
  WSG Acquisition, Inc......................................   11
The Meetings................................................   11
  Date, Time and Location...................................   11
  Purpose of the Meetings...................................   11
  Record Date, Quorum and Vote Required.....................   11
The Merger Proposal.........................................   12
  The Merger................................................   12
  The Merger Agreement......................................   15
  Interests of Certain Persons in the Merger................   17
The Capitalization Amendment Proposal.......................   17
Other Proposals to be Considered at the Racing Champions
  Annual Meeting............................................   17
Historical Trading Information of Racing Champions Common
  Stock and Wheels Common Stock.............................   18
RISK FACTORS................................................   19
Consumer Acceptance of Products.............................   19
Competition.................................................   19
Dependence on Licensing Arrangements........................   20
No Assurances that Businesses Can be Combined
  Successfully..............................................   20
Reliance on Key Suppliers...................................   20
Risks of Foreign Manufacturing..............................   21
Trading Status of China.....................................   21
Risks Relating to Hong Kong.................................   21
Foreign Currency Risk.......................................   21
Dependence on Significant Customers; Concentration of
  Accounts Receivable.......................................   22
Reliance on Key Personnel...................................   22
Seasonal Product Development and Sales......................   22
Product Liability and Other Claims..........................   22
Control by Principal Stockholders...........................   23
Possible Volatility of Stock Price..........................   23
Dividend Policy.............................................   23
Government Regulation.......................................   23
Exchange Ratio in the Merger................................   23
Shares Eligible for Future Sale.............................   24
Holding Company Structure...................................   24
Certain Anti-Takeover Provisions............................   24
RACING CHAMPIONS CORPORATION AND SUBSIDIARIES SELECTED
  FINANCIAL DATA............................................   25
WHEELS SPORTS GROUP, INC. AND SUBSIDIARIES SELECTED
  FINANCIAL DATA............................................   28
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  INFORMATION...............................................   30
MATTERS RELATING TO STOCKHOLDER APPROVALS...................   36
The Racing Champions Annual Meeting.........................   36
  Proposals to be Considered at the Racing Champions Annual
     Meeting................................................   36

                                                              PAGE
                                                              ----
  The Merger Proposal.......................................   36
  The Capitalization Amendment Proposal.....................   36
  Election of Directors.....................................   36
  Ratification of Auditors..................................   36
  Amendment to Incentive Plan...............................   36
  Record Date, Quorum and Vote Required.....................   36
  Proxies...................................................   37
The Wheels Special Meeting..................................   37
  Proposal to be Considered at the Wheels Special Meeting...   37
  The Merger Proposal.......................................   37
  Record Date, Quorum and Vote Required.....................   37
  Proxies...................................................   38
THE MERGER PROPOSAL.........................................   39
Background of the Merger....................................   39
Reasons of Racing Champions for Engaging in the Merger......   41
Opinion of Financial Advisor to Racing Champions............   42
Reasons of Wheels for Engaging in the Merger................   46
Opinion of Financial Advisor to Wheels......................   48
The Merger..................................................   51
  Effects of the Merger.....................................   52
  Effective Time............................................   52
  Exchange Ratio............................................   52
  Fractional Shares.........................................   53
  Procedures for Exchange of Certificates...................   53
  Effect of the Merger on Wheels Stock Options..............   54
  Restrictions on Stock Transfer............................   54
  Accounting Treatment......................................   55
  Nasdaq National Market Listing Requirement................   55
  Hart-Scott-Rodino.........................................   55
  Other Regulatory Approvals................................   55
The Merger Agreement........................................   56
  General...................................................   56
  Effective Time............................................   56
  Merger Consideration......................................   56
  Representations and Warranties............................   57
  Cooperation...............................................   57
  Conduct of Business Pending Closing.......................   57
  Limitation on Third Party Acquisitions....................   59
  Designation of Racing Champions Directors.................   59
  Conditions to Consummation of the Merger..................   60
  Termination...............................................   61
  Termination Fee and Expenses..............................   62
  Amendments and Waivers....................................   63
Stockholder Option Agreement................................   63
Certain Federal Income Tax Consequences of the Merger to
  Wheels' Stockholders......................................   64
Dissenters' Rights..........................................   65
INTERESTS OF CERTAIN PERSONS IN THE MERGER..................   68
  Composition of Racing Champions Board.....................   68
  Employment Agreements with Certain Wheels Executive
     Officers...............................................   68
  High Performance Payment..................................   68
  Loan Guarantees...........................................   68
  New Racing Champions Options..............................   69

                                                              PAGE
                                                              ----
CAPITALIZATION AMENDMENT PROPOSAL...........................   70
General.....................................................   70
Purpose and Effect of Proposed Amendment....................   70
Vote Required for Approval..................................   71
Racing Champions Board Recommendation.......................   71
ELECTION OF DIRECTORS.......................................   71
Recommendation..............................................   71
Information Concerning Nominees.............................   71
Board of Directors and Board Committees.....................   73
Compensation of Directors...................................   73
Other Executive Officers and Key Employees..................   73
Compensation Committee Report on Executive Compensation.....   74
Executive Compensation......................................   76
Stock Performance Graph.....................................   80
Section 16(a) Beneficial Ownership Reporting Compliance.....   80
Certain Relationships and Related Transactions..............   81
APPOINTMENT OF INDEPENDENT AUDITORS.........................   82
PROPOSAL TO AMEND THE RACING CHAMPIONS CORPORATION
STOCK INCENTIVE PLAN........................................   83
Purpose and Effect of Proposed Amendment....................   83
  Proposed Amendment........................................   83
  Purpose of the Proposed Amendment.........................   83
Description of Incentive Plan...............................   83
Incentive Plan Benefits.....................................   84
Vote Required for Approval..................................   84
Board of Directors Recommendation...........................   84
COMPARATIVE RIGHTS OF STOCKHOLDERS..........................   84
Authorized Capital Stock....................................   85
Common Stock................................................   85
Board Authorized Preferred Stock............................   85
Voting Rights...............................................   85
Directors...................................................   85
  Number....................................................   85
  Removal of Directors......................................   86
  Election of Directors.....................................   86
Dissenters' Rights..........................................   86
Derivative Actions..........................................   87
Amendment of Charter and By-Laws............................   87
Advance Notice for Raising Business or Making Nominations at
  Annual Meetings...........................................   87
Indemnification and Limitation of Liability.................   88
Provisions Applicable to Business Combinations and Changes
  in Control................................................   89
Vote Required for Extraordinary Transactions................   90
Stockholder Consent in Lieu of Meeting......................   90
ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS...........   91
Description of Business.....................................   91
  General...................................................   91
  Collectibles Industry.....................................   91
  Business Strategy.........................................   93
  Products..................................................   94
  Licenses..................................................   96
  Patents and Trademarks....................................   97
  Sales and Distribution....................................   97
  Marketing.................................................   98

                                                              PAGE
                                                              ----
  Competition...............................................   99
  Manufacturing.............................................   99
  Employees.................................................  100
  Facilities................................................  100
  Regulation and Legal Matters..............................  101
Management's Discussion and Analysis of Financial
  Condition.................................................  101
  Overview..................................................  101
  Results of Operations.....................................  103
  Liquidity and Capital Resources...........................  108
  Year 2000 Compliance......................................  109
  Recently Issued Accounting Pronouncements.................  109
Principal Stockholders......................................  109
ADDITIONAL INFORMATION REGARDING WHEELS.....................  111
Business....................................................  111
  The Acquired Companies....................................  111
  Industry and Market Overview..............................  112
  Business Strategy.........................................  113
  Collectible Sports Trading Cards..........................  114
  Distribution of NASCAR Merchandise........................  117
  Trackside Sales and Hospitality Management................  117
  Marketing and Sales.......................................  117
  Competition...............................................  119
  Proprietary Rights........................................  119
  Employees.................................................  120
  Facilities................................................  121
  Litigation................................................  121
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  122
  Overview..................................................  122
  Results of Operations.....................................  124
  Liquidity and Capital Resources...........................  126
  Seasonality...............................................  128
  Inflation.................................................  128
  Change in Accountant......................................  128
  Accounting Pronouncements.................................  129
  Year 2000 Compliance......................................  129
Principal Stockholders......................................  130
LEGAL MATTERS...............................................  131
EXPERTS.....................................................  131
STOCKHOLDER PROPOSALS.......................................  131
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                                    EXHIBITS

Exhibit A  --   Amended and Restated Agreement and Plan of Merger, dated as of December 4, 1997, among Racing Champions Corporation, WSG
                Acquisition, Inc. and Wheels Sports Group, Inc.
Exhibit B  --   Stockholder Agreement, dated as of December 4, 1997, as
                amended, between Racing Champions Corporation and Howard L.
                Correll, Jr.
Exhibit C  --   Opinion of Robert W. Baird & Co. Incorporated
Exhibit D  --   Opinion of Morgan Keegan & Company, Inc.
Exhibit E  --   Article 13 of the North Carolina Business Corporation Act
Exhibit F  --   Form of Certificate of Amendment to Amended and Restated
                Certificate of Incorporation of Racing Champions Corporation
Exhibit G  --   Racing Champions Corporation Stock Incentive Plan, as
                proposed to be amended

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Joint Proxy Statement/Prospectus. Unless indicated otherwise, the information contained in this Joint Proxy Statement/Prospectus with respect to Racing Champions (i) gives effect to the recapitalization consummated on April 30, 1996 in which Racing Champions was formed as a holding company to acquire the RCI Group and the RCL Group, and (ii) has been restated to give retroactive effect to a stock split of 7.885261 shares for each share of Racing Champions Common Stock effected on April 9, 1997. Unless otherwise indicated, all information contained in this Joint Proxy Statement/Prospectus with respect to Wheels gives effect to (i) the acquisition by Wheels of Diamond Sports Group, Inc. ("Diamond") on June 30, 1997, (ii) the acquisition by Wheels of Green's Racing Souvenirs, Inc. ("GRS") on October 17, 1997, (iii) the acquisition by Wheels of High Performance Sports Marketing, Inc. ("High Performance") on October 24, 1997, (iv) the acquisition by Wheels of the two corporate partners of Press Pass Partners ("Press Pass") on December 31, 1997 and (v) a recapitalization in connection with Wheels' reincorporation in North Carolina on December 20, 1996. Unless indicated otherwise, references to "Racing Champions" are to Racing Champions Corporation and its subsidiaries, including the operations of the RCI Group and the RCL Group prior to April 30, 1996, and references to "Wheels" are to Wheels Sports Group, Inc. and its subsidiaries, including the operations of Diamond, GRS, High Performance and Press Pass prior to their respective acquisition dates. "NASCAR(R)" is a registered trademark of the National Association of Stock Car Auto Racing, Inc. ("NASCAR").

     This Joint Proxy Statement/Prospectus contains certain forward-looking statements with respect to the financial conditions, results of operations and businesses of Racing Champions and Wheels and, assuming the consummation of the Merger, the combined company. These forward-looking statements involve certain risks and uncertainties, and any such statement is qualified in its entirety by reference to the following cautionary statements. In connection with the Merger, factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: (i) expected cost savings from the Merger may not be fully realized or realized within the expected time frame; (ii) costs or difficulties related to the integration of the businesses of Racing Champions and Wheels may be greater than expected; (iii) revenues following the Merger may be lower than expected; (iv) competition in the markets for die cast vehicle replicas, sports trading cards, other collectibles or other NASCAR-related merchandise or hospitality services may increase significantly; or (v) general economic conditions, either nationally or in the regions in which the combined company will conduct business, may be less favorable than expected. Further information on other factors which could affect the financial condition or results of operations of Racing Champions after the Merger is described under the heading "RISK FACTORS" and elsewhere in this Joint Proxy Statement/Prospectus.

                        PARTIES TO THE MERGER AGREEMENT

RACING CHAMPIONS CORPORATION

     Racing Champions is a leading producer and marketer of collectibles. Racing Champions is best known for its extensive line of officially licensed die cast replicas of actual race cars and related vehicles from the five most popular U.S. professional racing series, including NASCAR. Since its inception in 1989, Racing Champions has capitalized on the growing popularity of motor sports by offering an expanding line of high quality, affordable racing replicas targeted toward racing fans and adult collectors. Beginning in 1996, Racing Champions successfully expanded into non-racing collectibles by introducing the Racing Champions Mint(TM) line of high quality die cast replicas of classic and late-model vehicles. Racing Champions continued this expansion in 1997 by introducing additional lines of non-racing vehicle replicas and two new lines of collectible pewter figures. In 1998, Racing Champions plans to introduce Racing Champions Authentics, a new line of die cast vehicle replicas sold exclusively at hobby and collector shops, limited edition racing replicas relating to NASCAR's 50th anniversary, additional lines of racing replicas and classic and custom vehicle replicas, and a new line of collectible pewter figures. From 1990, Racing Champions' first full year of operations, through 1997, Racing Champions' net sales grew from approximately $5 million to $77 million. Racing Champions intends to further its growth by (i) continuing to capitalize on the growing popularity of motor sports, (ii) leveraging its brand name, reputation with collectors, and established distribution and manufacturing relationships by developing new collectible products, and (iii) supplementing Racing Champions' internal growth through the pursuit of strategic acquisitions.

     Racing Champions is a holding company which was formed as a Delaware corporation in April 1996 by an investor group (the "Investor Group") led by Willis Stein & Partners, L.P., a private investment fund, for the purpose of consummating a recapitalization (the "Recapitalization") which involved the acquisition by Racing Champions of both Racing Champions, Inc., a privately held Illinois corporation formed in 1989 (together with an affiliated company, the "RCI Group"), and Racing Champions Limited, a privately held Hong Kong corporation formed simultaneously in 1989 (together with certain affiliated companies, the "RCL Group"). The RCI Group and the RCL Group, while under different ownership, effectively operated as one entity with the RCI Group managing the licensing, product development and sales operations, and the RCL Group managing the overseas manufacturing and shipping operations. The RCI Group was owned equally by Robert E. Dods and Boyd L. Meyer. The RCL Group was owned by Peter K.K. Chung. Messrs. Dods, Meyer and Chung continue to serve as senior executives of Racing Champions and collectively own approximately 29.5% of the outstanding Racing Champions Common Stock.

     Racing Champions' principal executive offices are located at 800 Roosevelt Road, Building C, Suite 320, Glen Ellyn, Illinois 60137 and its telephone number is (630) 790-3507. Racing Champions maintains World Wide Web sites at www.collectchamps.com and www.racingchamps.com.

WHEELS SPORTS GROUP, INC.

     Wheels designs, markets and distributes premium quality collectible sports trading cards primarily featuring race drivers, team owners and crew chiefs active in NASCAR-sanctioned racing events. Wheels has license agreements covering its premium quality collectible sports trading cards with substantially all of NASCAR's drivers and teams. Wheels' generally produces between three or four premium quality collectible sports trading card limited issues each year and markets each issue to a network of distributors, brokers and specialty hobby dealers located principally throughout the southeast United States. Wheels estimates that customers in the hobby channel such as distributors and hobby dealers, sports memorabilia shops, sports trading card stores and toy stores historically accounted for approximately 85% of sales, with the remaining 15% of sales accounted for by the retail channel, which consists of distributors and brokers who resell collectible sports trading cards to mass merchandisers, wholesale clubs and variety stores. Wheels also sells its collectible sports trading cards to members of the Wheels Club, a membership club organized by Wheels, and to businesses for use in corporate promotions.

     During 1997, Wheels acquired Press Pass, High Performance, GRS and Diamond in order to expand its collectible sports trading card business and to establish additional NASCAR-related businesses. Wheels acquired Press Pass in December 1997 to expand Wheels' collectible sports trading card business. Press Pass designs, markets and distributes collectible sports trading cards, primarily for the NASCAR market, and has license agreements with many of NASCAR's top drivers and teams, including Dale Earnhardt, Jeff Gordon, Dale Jarrett and Terry LaBonte. Press Pass sells its collectible sports trading cards to specialty hobby dealers, to national mass market retailers, including Wal-Mart, K-Mart and Target, and through the Press Pass VIP Club, a membership club established by Press Pass which has recently been combined with the Wheels Club and renamed the VIP Club. Wheels acquired High Performance in October 1997 to diversify Wheels' NASCAR-related business operations. High Performance is licensed by certain NASCAR race drivers, team owners and sponsors to distribute T-shirts, hats, apparel, souvenirs and other merchandise to convenience stores, mass market retailers such as Wal-Mart and K-Mart, grocery stores, auto dealerships and other retail outlets. High Performance markets its NASCAR licensed merchandise through its own sales and distribution personnel and through approximately 40 independent distributors who primarily service the convenience store channel. Wheels established trackside retail operations during 1997 through its acquisitions of GRS and Diamond. GRS and Diamond operate tractor-trailer rigs for the trackside sale of NASCAR-related merchandise. In 1998, Wheels expects to operate 13 trailers at the 33 races which will comprise the 1998 Winston Cup Series. The acquisition of Diamond has also enabled Wheels to offer corporate hospitality programs at certain NASCAR events.

     Wheels was incorporated in South Carolina in February 1992 under the name Wheels Racing, Inc. and was reincorporated under its present name in North Carolina in December 1996. Its principal executive offices are located at 149 Gasoline Alley Drive, Mooresville, North Carolina 28115, and its telephone number is (704) 662-6442.

WSG ACQUISITION, INC.

     WSG Acquisition, Inc. ("Acquisition") is a wholly owned subsidiary of Racing Champions formed solely for the purpose of the Merger. Acquisition has not engaged in any business activity other than the Merger. The principal executive offices of Acquisition are located at 800 Roosevelt Road, Building C, Suite 320, Glen Ellyn, Illinois 60137 and its telephone number is (630) 790-3507.

                                  THE MEETINGS

DATE, TIME AND LOCATION

     Racing Champions.  The Racing Champions Annual Meeting will be held on June
12, 1998, at 10:00 a.m., local time, at           .

     Wheels.  The Wheels Special Meeting will be held on June 12, 1998, at 10:00
a.m., local time, at           .

PURPOSE OF THE MEETINGS

     Racing Champions Annual Meeting. The purpose of the Racing Champions Annual Meeting is to consider and vote upon: (1) a proposal to approve and adopt the Merger Agreement and the issuance of shares of Racing Champions Common Stock pursuant to the Merger Agreement (the "Merger Proposal"); (2) a proposal to approve and adopt an amendment (the "Capitalization Amendment") to the Amended and Restated Certificate of Incorporation of Racing Champions (the "Racing Champions Charter") which would increase the total number of authorized shares of Racing Champions Common Stock from 20,000,000 to 28,000,000 shares (the "Capitalization Amendment Proposal"); (3) the election of 11 directors for the ensuing year; (4) the ratification of the appointment of Arthur Andersen LLP, independent public accountants, as auditors of Racing Champions for its fiscal year ending December 31, 1998; and (5) a proposal to amend the Racing Champions Corporation Stock Incentive Plan (the "Incentive Plan") to increase the aggregate number of shares of Racing Champions Common Stock that may be issued or transferred upon exercise, payment or vesting of stock options granted under the Incentive Plan from 311,852 to 600,000.

     Wheels Special Meeting. The purpose of the Wheels Special Meeting is to consider and vote upon the Merger Proposal.

RECORD DATE, QUORUM AND VOTE REQUIRED

     Racing Champions Annual Meeting. Only holders of record of shares of Racing Champions Common Stock at the close of business on May 7, 1998 (the "Racing Champions Record Date") are entitled to notice of and to vote at the Racing Champions Annual Meeting. On that date, there were 13,242,382 shares of Racing Champions Common Stock outstanding, with each share entitled to cast one vote at the Racing Champions Annual Meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Racing Champions Common Stock at the Racing Champions Annual Meeting is necessary to constitute a quorum. Pursuant to the Nasdaq Rule, approval of the Merger Proposal requires the affirmative vote of a majority of the shares of Racing Champions Common Stock cast in person or by proxy at the Special Meeting. Under the Delaware General Corporation Law ("DGCL"), the Racing Champions Charter and the Amended and Restated By-Laws of Racing Champions (the "Racing Champions By-Laws"), approval of the Capitalization Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Racing Champions Common Stock. Any of the 11 nominees for director who receive a plurality of the votes cast will be elected. Approval of the ratification of the independent auditors and approval of the amendment to the Incentive Plan each requires the affirmative vote of a majority of the shares of Racing Champions Common Stock represented in person or by proxy at the Racing Champions Annual Meeting and entitled to vote thereon. All of Racing Champions' executive officers and directors, who collectively own 7,111,485 shares of Racing Champions Common Stock (including an aggregate of 3,032,680 shares of Racing Champions Common Stock with respect to which certain directors of Racing Champions share voting and investment power), representing approximately 53.7% of the outstanding shares of Racing Champions Common Stock, have indicated their intent to vote for approval and adoption of the Merger Proposal and the Capitalization Proposal, election of each person nominated to serve as a member of the Racing Champions Board, ratification of Arthur Andersen LLP as Racing Champions' independent auditors and the amendment to the Incentive Plan. See "ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS -- Principal Stockholders."

     Wheels Special Meeting. Only holders of record of shares of Wheels Common Stock at the close of business on May 7, 1998 (the "Wheels Record Date") are entitled to notice of and to vote at the Wheels Special Meeting. On that date, there were 5,280,253 shares of Wheels Common Stock outstanding, with each share entitled to cast one vote at the Wheels Special Meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Wheels Common Stock at the Wheels Special Meeting is necessary to constitute a quorum. Under the North Carolina Business Corporation Act ("NCBCA"), the Articles of Incorporation of Wheels (the "Wheels Charter") and the By-Laws of Wheels (the "Wheels By-Laws"), approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Wheels Common Stock. Concurrently with the execution of the Merger Agreement, Racing Champions entered into a Stockholder Option Agreement with Howard L. Correll, Jr., Wheels' former Chief Executive Officer and President (the "Principal Stockholder"), pursuant to which the Principal Stockholder agreed to cause all of his shares of Wheels Common Stock to be voted in favor of the Merger Proposal and to grant Racing Champions an option to purchase all of the shares of Wheels Common Stock owned by the Principal Stockholder upon the occurrence of certain events. See "THE MERGER PROPOSAL -- Stockholder Option Agreement." The Principal Stockholder owns 689,737 shares of Wheels Common Stock (excluding 82,500 shares of Wheels Common Stock subject to currently exercisable stock options which will be subject to the Stockholder Option Agreement to the extent that the Principal Stockholder exercises such options), representing approximately 13.1% of the shares of Wheels Common Stock outstanding as of the Wheels Record Date. All of Wheels other executive officers and directors, who collectively own 1,745,600 shares of Wheels Common Stock, representing approximately 33.1% of the outstanding shares of Wheels Common Stock, have indicated their intent to vote for approval and adoption of the Merger Proposal.

                              THE MERGER PROPOSAL

THE MERGER

     Certain Effects of the Merger. Pursuant to the Merger Agreement, Acquisition will merge into Wheels, with Wheels being the surviving corporation (the "Surviving Corporation") and becoming a wholly owned subsidiary of Racing Champions. Each outstanding share of Wheels Common Stock (other than shares of Wheels Common Stock, if any, not converted because of the exercise of dissenters' appraisal rights and other than shares of Wheels Common Stock, if any, held by Wheels, Racing Champions or Acquisition, which are to be canceled as part of the Merger) will be converted into the right to receive whole shares of Racing Champions Common Stock and a cash payment in lieu of fractional shares based upon the Exchange Ratio determined as follows: (a) the Exchange Ratio will equal 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock if the Racing Champions Closing Price is greater than or equal to $7.50 per share and less than or equal to $14.00 per share; (b) the Exchange Ratio will equal $3.825 divided by the Racing Champions Closing Price if the Racing Champions Closing Price is less than $7.50 per share; and (c) the Exchange Ratio will equal $7.14 divided by the Racing Champions Closing Price if the Racing Champions Closing Price is greater than $14.00 per share. The consideration to be received by Wheels' stockholders pursuant to the Merger Agreement is sometimes referred to herein as the "Merger Consideration." Each outstanding share of Acquisition's no par value common stock (the "Acquisition Shares") will be converted into one share of common stock of the Surviving Corporation.

     Procedures for Exchange of Certificates. Promptly after the Effective Time, a letter of transmittal and instructions for surrendering stock certificates evidencing shares of the Wheels Common Stock will be mailed to each holder of shares of Wheels Common Stock for use in exchanging such holder's stock certificates for the Merger Consideration to which such holder is entitled under the Merger Agreement. HOLDERS OF WHEELS COMMON STOCK SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

     Treatment of Options and Warrants. Pursuant to the Merger Agreement, each outstanding option, warrant or other right to purchase shares of Wheels Common Stock (a "Wheels Stock Option") will be assumed by Racing Champions at the Effective Time and will become an option, warrant or other right (a "Replacement Option") to purchase a number of shares of Racing Champions Common Stock equal to the product arrived at by multiplying the Exchange Ratio by the number of shares of Wheels Common Stock subject to such Wheels Stock Option. Each Replacement Option will have an exercise price per share of Racing Champions Common Stock equal to a price obtained by dividing the exercise price per share of such Wheels Stock Option by the Exchange Ratio. The Merger Agreement provides that Racing Champions will not be required to issue more than 3,557,916 shares of Racing Champions Common Stock in connection with the Merger, including shares of Racing Champions Common Stock issuable upon exercise of any Replacement Options, if the Exchange Ratio is 0.51.

     Background of the Merger. See "THE MERGER PROPOSAL -- Background of the Merger" for a description of the background of the Merger. The Racing Champions Board has determined that the terms of the Merger are fair to, and in the best interests of, Racing Champions and its stockholders. The Racing Champions Board has unanimously approved the Merger Agreement and recommends that stockholders vote FOR the Merger Proposal.

     The Wheels Board has determined that the terms of the Merger are fair to, and in the best interests of, Wheels and its stockholders. The Wheels Board has unanimously approved the Merger Agreement and recommends that stockholders vote FOR the Merger Proposal.

     Opinions of Financial Advisors. Racing Champions has retained Robert W. Baird & Co. Incorporated ("Baird") as its financial advisor in connection with the Merger. See "THE MERGER PROPOSAL -- Background of the Merger." Certain of the fees payable to Baird are contingent on the effectiveness of the Merger. See "THE MERGER PROPOSAL -- Opinion of Financial Advisor to Racing Champions." Baird delivered to the Racing Champions Board on April 9, 1998 its oral opinion (subsequently confirmed in writing by an opinion dated as of April 9, 1998) to the effect that, as of such date and based upon and subject to the assumptions, factors and limitations set forth therein, the Exchange Ratio established by the Merger Agreement was fair to Racing Champions from a financial point of view. Baird's opinion is directed only to the fairness from a financial point of view of the Exchange Ratio to Racing Champions, does not address any other aspect of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Racing Champions Annual Meeting. A copy of the opinion of Baird, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection therewith, is attached as Exhibit C to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Such opinion should be read carefully in its entirety by holders of Racing Champions Common Stock. See "THE MERGER PROPOSAL -- Opinion of Financial Advisor to Racing Champions."

     Wheels has retained Morgan Keegan & Company, Inc. ("Morgan Keegan") as its financial advisor in connection with the Merger. See "THE MERGER
PROPOSAL -- Background of the Merger." Certain of the fees payable to Morgan Keegan are contingent on the effectiveness of the Merger. See "THE MERGER PROPOSAL -- Opinion of Financial Advisor to Wheels." Morgan Keegan delivered to the Wheels Board on April 9, 1998 its oral opinion (subsequently confirmed in writing by an opinion dated as of April 10, 1998) to the effect that, as of the date of the opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the Merger Consideration to be received by the Wheels stockholders in the Merger was fair to the stockholders of Wheels from a financial point of view. This opinion is directed only to the fairness from a financial point of view of the Merger Consideration to the holders of Wheels Common Stock, does not address any other aspect of the Merger and does not constitute a recommendation to any

Wheels stockholder as to how such Wheels stockholder should vote at the Wheels Special Meeting. A copy of the opinion of Morgan Keegan, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection therewith, is attached as Exhibit D to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Such opinion should be read carefully in its entirety by holders of Wheels Common Stock. See "THE MERGER PROPOSAL -- Opinion of Financial Advisor to Wheels."

     Accounting Treatment. The Merger is intended to be treated as a "pooling-of-interests" for accounting purposes. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of Racing Champions and Wheels will be combined at the Effective Time and carried forward at their previously recorded amounts. The stockholders' equity accounts of Racing Champions and Wheels will be combined on Racing Champions' consolidated balance sheet, and no goodwill or other intangible assets will be created. Financial statements of Racing Champions issued after the Merger will be restated retroactively to reflect the consolidated operations of Racing Champions and Wheels as if the Merger had taken place prior to the periods covered by such financial statements. See "THE MERGER PROPOSAL -- Accounting Treatment."

     Appraisal Rights of Dissenting Stockholders. The holders of shares of Racing Champions Common Stock (in their capacities as such) will not have rights as dissenting stockholders by reason of the Merger, or by any vote or abstention on the Merger Proposal or the Capitalization Amendment Proposal, nor will they be entitled to receive any cash payment in respect of such shares of Racing Champions Common Stock by reason of any of the foregoing.

     The holders of shares of Wheels Common Stock who vote against or abstain from voting on approval of the Merger Proposal and file a demand for appraisal prior to the Wheels Special Meeting have the right to receive a cash payment from Wheels (as the corporation surviving the Merger) for the fair value of their shares of Wheels Common Stock (exclusive of any appreciation or depreciation in anticipation of the Merger unless exclusion would be inequitable). In order to exercise such rights, a holder of shares of Wheels Common Stock must comply with the requirements set forth in Article 13 of the NCBCA, the full text of which is set forth as Exhibit E to this Joint Proxy Statement/Prospectus. See "DISSENTERS' RIGHTS."

     FAILURE OF THE HOLDERS OF SHARES OF WHEELS COMMON STOCK TO COMPLY FULLY WITH THE SPECIAL REQUIREMENTS OF THE NCBCA WITH REGARD TO DISSENTERS' APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     Holders of shares of Wheels Common Stock and Racing Champions Common Stock should keep in mind that, in the event of a lawsuit alleging that the Wheels Board or the Racing Champion Board breached its fiduciary duties in connection with the Merger or otherwise challenging the fairness of the Merger, Wheels or Racing Champions may be able to argue that stockholder approval of the Merger constitutes a ratification of such transactions and use such ratification as a defense in the lawsuit.

     Certain Federal Income Tax Consequences of the Merger to Holders of Wheels Common Stock. It is intended that the Merger will constitute a tax-free reorganization for federal income tax purposes and, accordingly, that no gain or loss will be recognized by any holders of shares of Wheels Common Stock on the conversion of their shares of Wheels Common Stock solely into shares of Racing Champions Common Stock by reason of the Merger. Gain, if any, may be recognized by holders of shares of Wheels Common Stock by reason of the receipt by such holders of cash in lieu of fractional shares of Racing Champions Common Stock. The foregoing summary of certain federal income tax consequences of the Merger to holders of shares of Wheels Common Stock is based on an opinion to Wheels and its stockholders provided by its counsel Berliner Zisser Walter & Gallegos, P.C. Such opinion is based in part on certain representations of the parties. See "THE MERGER PROPOSAL -- Federal Income Tax Consequences." NO PRIVATE LETTER RULING IS BEING SOUGHT FROM THE INTERNAL REVENUE SERVICE WITH RESPECT TO ANY FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AND HOLDERS OF SHARES OF WHEELS COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE MERGER. IN ADDITION, TAX-FREE TREATMENT IN THE MERGER MAY DEPEND IN PART ON THE ACCURACY OF REPRESENTATIONS THAT MAY BE GIVEN BY WHEELS AND BY CERTAIN HOLDERS OF WHEELS COMMON STOCK REGARDING THEIR INTENTIONS AS TO RESALES OF SHARES OF RACING CHAMPIONS COMMON STOCK. IF SUCH REPRESENTATIONS PROVE TO BE INACCURATE, ALL THE HOLDERS OF SHARES OF WHEELS COMMON

STOCK MAY BE SUBJECT TO TAXATION ON THE DIFFERENCE BETWEEN THE FAIR MARKET VALUE OF SHARES OF RACING CHAMPIONS COMMON STOCK RECEIVED IN THE MERGER AND THE BASIS OF SUCH PERSONS IN THE SHARES OF WHEELS COMMON STOCK HELD BY THEM. NEITHER RACING CHAMPIONS NOR WHEELS IS ABLE TO PROVIDE ASSURANCES THAT TAX-FREE TREATMENT WILL BE OBTAINED BY ANY HOLDERS OF SHARES OF WHEELS COMMON STOCK.

     Restrictions on Stock Transfer. Shares of Racing Champions Common Stock received by certain persons deemed to be "affiliates" of Wheels prior to the Merger for purposes of Rule 145 under the Securities Act will be subject to the restrictions imposed by such rule. See "THE MERGER PROPOSAL -- Terms of the Merger Agreement -- Restrictions on Transferability of Racing Champions Common Stock." In accordance with Rules 144 and 145 under the Securities Act, an affiliate of Racing Champions or an affiliate of Wheels receiving Racing Champions Common Stock issued in connection with the Merger may not publicly sell such issued shares, except pursuant to volume and manner of sale limitations and other requirements specified therein or pursuant to an effective registration statement under the Securities Act.

     Commission guidelines regarding qualifying for the pooling of interests method of accounting limit the sales of shares of the acquiring company and acquired company by affiliates of either company in a business combination such as the Merger. These guidelines indicate that the pooling of interests method of accounting will generally not be challenged on the basis of sales by such affiliates if these persons do not dispose of any of the shares of the corporation they own or any shares of the corporation they receive in connection with the merger during the period beginning thirty days prior to the merger and ending when financial results covering at least thirty days of post-merger operations of the combined entity have been published. Racing Champions and Wheels have agreed in the Merger Agreement to use their reasonable best efforts to obtain customary agreements from their respective affiliates concerning the above-described rules and guidelines.

THE MERGER AGREEMENT

     Effective Time of the Merger. The Merger will become effective (the "Effective Time") upon the filing of Articles of Merger with the Secretary of State of the State of North Carolina. The filing of Articles of Merger will occur after all conditions to the Merger contained in the Merger Agreement have been satisfied or waived. Racing Champions, Acquisition and Wheels anticipate that the Merger will be consummated promptly following the Racing Champions Annual Meeting and the Wheels Special Meeting. See "THE MERGER -- The Merger Agreement -- General" and " -- Effective Time."

     Designation of Racing Champions Directors. The Merger Agreement provides for Racing Champions and Wheels to use reasonable efforts to cause the Racing Champions Board immediately after the Effective Time to include Randy C. Baker, Randy E. Duncan and Victor H. Shaffer. Pursuant to this provision, Messrs. Baker, Duncan and Shaffer have been nominated for election as directors at the Racing Champions Annual Meeting. See "ELECTION OF DIRECTORS."

     Conditions to Consummation of the Merger. The respective obligations of Wheels, Racing Champions and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of various closing conditions. Such conditions include, among others, (i) the requisite approval of the Merger Proposal, the Capitalization Amendment Proposal and the amendment to the Incentive Plan at the Racing Champions Annual Meeting, (ii) the requisite approval of the Merger Proposal at the Wheels Special Meeting, (iii) receipt of satisfactory opinions with respect to the tax-free nature of the Merger, (iv) exercise of dissenters' rights by holders of not more than 5% of the outstanding shares of Wheels Common Stock, and (v) the correctness in all material respects of the representations and warranties of the parties to the Merger Agreement. See "THE MERGER PROPOSAL -- The Merger Agreement -- Conditions to Consummation of the Merger" and " -- Termination."

     Termination of the Merger Agreement. The Merger Agreement may, under specified circumstances, be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding approval of the Merger Proposal by the stockholders of Racing Champions or Wheels. The Merger Agreement requires Wheels to pay Racing Champions a termination fee (the "Termination Fee") of $4.0 million (approximately $0.76 per share of Wheels Common Stock) if (a) Wheels terminates the Merger Agreement because the Wheels Board determines, in its good faith reasonable judgment, after consultation with and based upon the written opinion of legal counsel, that such termination is required in order to comply with its fiduciary duties by reason of any Superior Proposal (as defined in the Merger Agreement) and Wheels has complied with the other terms of its covenant in the Merger Agreement not to solicit offers with respect to any Third Party Acquisition (as defined in the Merger Agreement) of Wheels, (b) Racing Champions or Wheels terminates the Merger Agreement because Wheels fails to obtain the requisite vote of its stockholders in favor of the Merger Proposal or Wheels fails to convene a meeting of its stockholders to consider approval of the Merger Proposal within 25 days after the date the Registration Statement is declared effective, (c) Racing Champions terminates the Merger Agreement because
(i) the Wheels Board withdraws or modifies in a manner adverse to Racing Champions or Acquisition its recommendation or approval of the Merger Agreement or the Merger, (ii) the Wheels Board makes any recommendation with respect to a Third Party Acquisition of Wheels other than a recommendation to reject such Third Party Acquisition of Wheels, (iii) Wheels violates its covenant not to solicit offers with respect to any Third Party Acquisition of Wheels or (iv) a Third Party Acquisition of Wheels occurs or Wheels enters into any agreement with respect to a Third Party Acquisition of Wheels, (d) Racing Champions terminates the Merger Agreement because of (i) a failure to consummate the Merger by July 31, 1998 or (ii) a material breach by Wheels of any of its representations and warranties or covenants in the Merger Agreement, if prior to or within twelve months of the date of such termination Wheels enters into an agreement with respect to a Third Party Acquisition of Wheels or a Third Party Acquisition of Wheels occurs, or (e) either Racing Champions or Wheels terminates the Merger Agreement because of a permanent injunction or court action preventing or prohibiting the Merger if prior to or within 12 months of the date of such termination Wheels enters into an agreement with respect to a Third Party Acquisition of Wheels or a Third Party Acquisition of Wheels occurs.

     In addition, if the Merger Agreement is terminated by Racing Champions because of a material breach by Wheels of any of its representations and warranties or covenants in the Merger Agreement, then, unless Wheels is required to pay the Termination Fee, Wheels must reimburse Racing Champions, Acquisition and their affiliates for up to $1.0 million of actual out-of-pocket expenses incurred by any of them or on their behalf in connection with the transactions contemplated by the Merger Agreement.

     If the Merger Agreement is terminated (a) by Racing Champions or Wheels because Racing Champions fails to obtain the requisite vote of its stockholders in favor of the Merger Proposal or Racing Champions fails to convene a meeting of its stockholders to consider approval of the Merger Proposal within 25 days after the date the Registration Statement is declared effective, (b) by Wheels because of a material breach by Racing Champions or Acquisition of any of their respective representations and warranties or covenants in the Merger Agreement, or (c) by Wheels because (i) the Racing Champions Board withdraws or modifies in a manner adverse to Wheels its recommendation or approval of the Merger Agreement or the Merger, (ii) the Racing Champions Board makes any recommendation with respect to a Third Party Acquisition of Racing Champions other than a recommendation to reject such Third Party Acquisition of Racing Champions or (iii) a Third Party Acquisition of Racing Champions occurs or Racing Champions enters into any agreement with respect to a Third Party Acquisition of Racing Champions, then Racing Champions must reimburse Wheels and its affiliates for up to $1.0 million of actual out-of-pocket expenses incurred by any of them or on their behalf in connection with the transactions contemplated by the Merger Agreement. See "THE MERGER -- The Merger
Agreement -- Termination" and "-- Merger Termination Fee and Expenses."

     Certain of the events permitting termination of the Merger Agreement will also cause Racing Champions' option to purchase all of the shares of Wheels Common Stock owned by the Principal Stockholder to become exercisable. See "THE MERGER PROPOSAL -- Stockholder Option Agreement."

     Governmental Approvals. The obligations of Racing Champions, Acquisition and Wheels to consummate the Merger are subject to compliance with certain reporting requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). See "THE MERGER PROPOSAL -- The
Merger -- Hart-Scott-Rodino."

     Amendments to the Merger Agreement. The Merger Agreement may not be amended except by action of Wheels, Racing Champions and Acquisition set forth in an instrument in writing signed on behalf of each of the parties. After approval of the Merger Agreement by the stockholders of Wheels and without the further approval of such stockholders, no amendment may be made which would require the approval of the stockholders of Wheels under applicable law. See "THE
MERGER -- The Merger Agreement -- Amendments and Waivers."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Wheels Board with respect to the Merger Proposal, stockholders of Wheels should be aware that certain members of management and Board of Directors of Wheels have certain interests in the Merger that are in addition to the interests of stockholders of Wheels generally. Such interests include: (a) the appointment of three current directors and/or executive officers of Wheels as directors of Racing Champions following the Merger, (b) the execution at closing of employment agreements with Racing Champions by certain of the executive officers of Wheels, (c) the obligation of Racing Champions to issue options to purchase up to 220,000 shares of Racing Champions Common Stock under the Incentive Plan to certain of the officers, directors and key employees of Wheels (the "New Options"), (d) the completion of the Merger will cause the release of funds from an escrow account which will allow Wheels to pay $2.75 million to certain of its executive officers as the final installment of Wheels' purchase price in the High Performance acquisition, and (e) the possible repayment of certain debt of Wheels which has been guaranteed by certain executive officers of Wheels. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

                     THE CAPITALIZATION AMENDMENT PROPOSAL

     The Capitalization Amendment Proposal involves a proposed amendment to
Article 4 of the Racing Champions Charter to increase the number of authorized shares of Racing Champions Common Stock by 8,000,000 shares, from 20,000,000 shares to 28,000,000 shares (the "Capitalization Amendment"). As of the Racing Champions Record Date, there were 13,242,382 shares of Racing Champions Common Stock issued outstanding, and 517,786 shares reserved for issuance upon exercise of outstanding stock options. Assuming the issuance of up to 3,557,916 shares of Racing Champions Common Stock, or rights to acquire shares of Racing Champions Common Stock, in connection with the Merger, and giving effect to the obligation of Racing Champions to issue up to 220,000 New Options, Racing Champions would only have 2,461,916 shares of Racing Champions Common Stock available for issuance in future transactions or for other corporate purposes. The 8,000,000 additional shares of Racing Champions Common Stock would be available for issuance by the Racing Champions Board in connection with future financings and acquisitions, incentive compensation plans, and for other purposes as authorized by the Racing Champions Board without (in many cases) obtaining any further approval by a vote of the holders of shares of capital stock of Racing Champions. If approved by the requisite vote of the holders of Racing Champions Common Stock, Racing Champions intends to effect the Capitalization Amendment regardless of whether the Merger is consummated. The Racing Champions Board recommends a vote FOR the Capitalization Amendment Proposal. See "THE
MERGER -- Conditions to the Merger" and "THE CAPITALIZATION AMENDMENT PROPOSAL." See also Exhibit F attached to this Joint Proxy Statement/Prospectus for the text of the Capitalization Amendment.

    OTHER PROPOSALS TO BE CONSIDERED AT THE RACING CHAMPIONS ANNUAL MEETING

     In addition to the Merger Proposal and the Capitalization Amendment Proposal, holders of shares of Racing Champions Common Stock will also be asked to consider and vote upon the election of 11 directors. See "ELECTION OF DIRECTORS."

     Holders of shares of Racing Champions Common Stock will also be asked to consider and vote upon a proposal to approve an amendment to the Incentive Plan to increase the aggregate number of shares of the Racing Champions Common Stock that may be issued or transferred upon exercise, payment or vesting of stock options granted under such plan from 311,852 to 600,000. A copy of the Incentive Plan, as proposed to be amended, is attached as Exhibit G hereto. See "PROPOSAL TO AMEND THE RACING CHAMPIONS CORPORATION STOCK INCENTIVE PLAN."

     Finally, holders of shares of Racing Champions Common Stock will be asked to consider and vote upon the ratification of the appointment of Arthur Andersen LLP, independent public accountants, as auditors of Racing Champions for its fiscal year ending December 31, 1998. See "APPOINTMENT OF INDEPENDENT AUDITORS."

               HISTORICAL TRADING INFORMATION OF RACING CHAMPIONS
                      COMMON STOCK AND WHEELS COMMON STOCK

     The Racing Champions Common Stock and the Wheels Common Stock are both traded on the Nasdaq National Market under the symbols "RACN" and "WHEL," respectively. Neither Racing Champions nor Wheels has ever paid dividends on its respective Common Stock. At the close of business on the Racing Champions Record
Date, there were approximately      holders of record of outstanding shares of
Racing Champions Common Stock. At the close of business on the Wheels Record
Date, there were approximately      holders of record of outstanding shares of
Wheels Common Stock. The following table sets forth the high and low closing sale prices for Racing Champions Common Stock and Wheels Common Stock as reported by the Nasdaq National Market for the periods indicated.

                                                            RACING CHAMPIONS         WHEELS
                                                              COMMON STOCK        COMMON STOCK
                                                            -----------------    ---------------
                                                             HIGH       LOW       HIGH      LOW
                                                            -------   -------    -------   -----
YEAR ENDED DECEMBER 31, 1997:
  Quarter
     Second(1)............................................  $16.125   $14.50     $ 8.25    $6.25
     Third................................................   17.375    11.50      10.50     6.00
     Fourth...............................................   13.50      6.813     11.875    5.50
YEAR ENDING DECEMBER 31, 1998:
  Quarter
     First................................................   11.063     7.813      7.75     5.75

---------------

(1) Trading in Wheels Common Stock commenced on April 16, 1997 and trading in Racing Champions Common Stock commenced on June 12, 1997.

     The information presented in the table below sets forth the closing sale prices as reported by the Nasdaq National Market for Racing Champions Common Stock and Wheels Common Stock on December 4, 1997, the last trading day preceding the public announcement of the execution of the Original Merger
Agreement, and on             , 1998, together with the equivalent value per
share of Wheels Common Stock of the shares of Racing Champions Common Stock to be received in the Merger, in each case calculated by multiplying the closing sale prices of Racing Champions Common Stock on such dates by an assumed Exchange Ratio of 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock. The Exchange Ratio is subject to adjustment if the Racing Champions Closing Price is less than $7.50 per share or greater than $14.00 per share. See "THE MERGER PROPOSAL -- The Merger -- Exchange Ratio."

                                                                RACING
                                                               CHAMPIONS    WHEELS    EQUIVALENT
                                                                COMMON      COMMON      VALUE
                                                                 STOCK      STOCK     PER SHARE
                                                               ---------    ------    ----------
Closing Sale Price, December 4, 1997.......................      $7.25      $6.125      $3.70
Closing Sale Price,           , 1998.......................

     No assurance can be given as to the market price of Racing Champions Common Stock if and when the Merger is consummated. Wheels stockholders are urged to obtain current market quotations.

                                  RISK FACTORS

     The following risk factors may be relevant to a consideration of the transactions contemplated by the Merger Proposal, and of the future financial resources and business prospects of Racing Champions or the value of Racing Champions Common Stock.

     This Joint Proxy Statement/Prospectus contains certain forward-looking statements with respect to the financial conditions, results of operations and businesses of Racing Champions and Wheels and, assuming the consummation of the Merger, the combined company. These forward-looking statements involve certain risks and uncertainties, and any such statement is qualified in its entirety by reference to the following cautionary statements.

     In connection with the Merger, factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: (i) expected cost savings from the Merger may not be fully realized or realized within the expected time frame;
(ii) costs or difficulties related to the integration of the businesses of Racing Champions and Wheels may be greater than expected; (iii) revenues following the Merger may be lower than expected; (iv) competition in the markets for die cast vehicle replicas, sports trading cards, other collectibles or other NASCAR-related merchandise or hospitality services may increase significantly; or (v) general economic conditions, either nationally or in the regions in which the combined company will conduct business, may be less favorable than expected. Further information on other factors which could affect the financial condition or results of operations of Racing Champions after the Merger is described in this section below and elsewhere in this Joint Proxy Statement/ Prospectus.

     Racing Champions and Wheels caution that the foregoing lists of important factors are not exclusive and do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of Racing Champions or Wheels.

CONSUMER ACCEPTANCE OF PRODUCTS

     The markets for Racing Champions' products are subject to rapidly changing consumer preferences. Racing Champions' historical growth has been based in part on the growing interest in racing and motor sports and the evolution of the preferences of racing enthusiasts and collectors toward Racing Champions' products. A decline in the popularity of racing and motor sports or a change in consumer preferences could have a material adverse effect on Racing Champions. Racing Champions' future growth will depend in large part upon its ability to continue to conceive, design, source and market new products and upon continuing market acceptance of its existing and future products. Significant delays in the introduction of, or the failure to introduce, new products or additions to its existing product lines or the failure of Racing Champions' existing or future products to maintain or receive substantial market acceptance could also have a material adverse effect on Racing Champions. In 1997, Racing Champions introduced a collection of pewter figures, its first significant non-vehicle product. In 1998, Racing Champions plans to introduce a new line of die cast vehicle replicas sold exclusively at hobby and collector shops. There can be no assurance that such products will achieve consumer acceptance. See "ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS -- Business -- Products."

COMPETITION

     Racing Champions operates in a highly competitive market. Racing Champions competes with several larger domestic and foreign companies, such as Mattel, Inc. ("Mattel") and Hasbro, Inc. ("Hasbro") which entered the racing replica market in 1997, and with other producers of racing replicas. Certain of the other producers of racing replicas, such as Action Performance Companies, Inc., generally distribute their products through direct marketing, collector clubs and wholesalers who in turn distribute through hobby and collector shops. Racing Champions distributes products primarily through national retailers and mass merchants including K-Mart, Target, Toys 'R' Us and Wal-Mart, although in 1998 Racing Champions plans to introduce a new line of die cast vehicle replicas distributed by Racing Champions exclusively through the hobby and collector channels. Mattel and Hasbro also distribute their racing replicas through national retailers. Racing

Champions also competes with domestic and foreign producers of scaled die cast toy vehicles. Many of Racing Champions' competitors have greater financial, technical, marketing and other resources than Racing Champions. There can be no assurance that Racing Champions will continue to be able to compete successfully in the future. See "ADDITIONAL INFORMATION REGARDING RACING
CHAMPIONS -- Business -- Competition."

DEPENDENCE ON LICENSING ARRANGEMENTS

     Racing Champions markets virtually all of its products under licenses from other parties. For example, Racing Champions markets its racing replicas pursuant to licensing arrangements with race team owners, drivers, sponsors, agents, vehicle manufacturers and major racing series sanctioning bodies. Racing Champions markets its collectible figures pursuant to licensing arrangements with popular sports figures and creators of certain comic book characters. These licensing arrangements are generally limited in scope and duration and generally authorize the sale of specific licensed products on a nonexclusive basis for a limited period of time. The termination, cancellation or inability to renew certain of Racing Champions' existing licensing arrangements, or the inability to develop and enter into new licensing arrangements, could have a material adverse effect on Racing Champions.

     As a result of increased competition among manufacturers for licenses, Racing Champions may, in the future, be required to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain or retain attractive properties for development of existing and new product lines. This increased competition could have an adverse effect on the profitability of these licenses. In addition, exclusive or other licensing arrangements granted to competitors or other parties could limit Racing Champions' future ability to produce replicas of certain characters, athletes, vehicles, drivers and sponsors, including replicas of vehicles or entities currently being produced. For example, competitors currently have licenses with Dale Earnhardt, Jeff Gordon and other popular drivers which restrict Racing Champions' ability to produce replicas of these drivers' racing vehicles.

     Racing Champions held the exclusive license to use the NASCAR trademark on die cast racing replicas and related packaging from 1992 through 1997. Racing Champions renewed its license agreement with NASCAR on a nonexclusive basis for three years commencing on January 1, 1998. Certain competitors have licensed the NASCAR trademark on a nonexclusive basis for use on racing replicas, and Racing Champions anticipates that other competitors may also license the NASCAR trademark on a nonexclusive basis for use on racing replicas. This could result in increased competition for Racing Champions' NASCAR racing replicas. See "ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS -- Business -- Licenses."

NO ASSURANCES THAT BUSINESSES CAN BE COMBINED SUCCESSFULLY

     The integration of the operations of Racing Champions and Wheels following the Merger will require the dedication of management resources, which will temporarily detract from attention to the day-to-day business of the combined company. The combination of the two companies will also require the coordination of geographically separated organizations, integrating personnel with disparate business backgrounds and combining two different corporate cultures. The process of combining the two organizations may cause an interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have an adverse effect on the revenues and operating results of the combined company, at least in the near term. The combined company's ability to manage its growth effectively will require it to continue to improve its operational and financial systems and controls, and to attract, retain, motivate and manage employees effectively.

RELIANCE ON KEY SUPPLIERS

     Racing Champions depends upon six independently owned factories located in China to manufacture its racing replicas and certain other products. As a result, any difficulties encountered by the independent manufacturers which result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could have a material adverse effect on Racing Champions. Any significant accident, labor dispute or other disruption at one or more of these factories also could adversely affect Racing Champions' business. See "ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS -- Business -- Manufacturing" and "-- Risks of Foreign Manufacturing."

RISKS OF FOREIGN MANUFACTURING

     Racing Champions is subject to numerous risks inherent in foreign manufacturing, including the following: fluctuations in currency exchange rates; economic and political instability; restrictive actions by foreign governments; the laws and policies of the United States affecting the importation of goods (including duties, quotas and taxes); and trade and foreign tax laws.

     Substantially all of Racing Champions' products are subject to United States duties and regulations pertaining to the importation of goods. Currently, Racing Champions' products are imported duty free. The United States may, from time to time, impose new duties, tariffs, quotas or other charges or restrictions, or adjust presently prevailing quotas, duties or tariff levies, which could adversely affect Racing Champions' business, financial condition or results of operations or its ability to continue to import products at current or increased levels. From time to time, Racing Champions may also be involved in disputes with the United States Customs Service regarding the amount of duty to be paid, the value of merchandise to be reported or other customs regulations with respect to certain of Racing Champions' imports, which may result in the payment of additional duties and/or penalties. Racing Champions cannot predict what regulatory changes may occur or the type or amount of any financial impact on Racing Champions which those changes may have in the future.

TRADING STATUS OF CHINA

     China, where all of Racing Champions' products are manufactured, is currently afforded "Most Favored Nation" status and generally is not subject to discriminatory United States duties. The "Most Favored Nation" status of China was last renewed in June of 1997 and is reviewed on an annual basis. Various commercial and legal practices widespread in China, including the handling of intellectual properties, are under review by the United States government and, accordingly, the duty treatment of goods imported from China is subject to political uncertainties. To the extent China ceases to have "Most Favored Nation" status or its exports become subject to political retaliation, the cost of importing products from China could increase significantly. Racing Champions could also be subject to the imposition of retaliatory tariffs or other import restrictions such as quotas as a result of a trade dispute between China and the United States. These increased tariffs or other restrictions could be imposed whether or not the trade dispute itself involves products of the type imported by Racing Champions. Such increased tariffs or other trade restrictions could also have a material adverse effect on Racing Champions.

RISKS RELATING TO HONG KONG

     Racing Champions conducts operations in Hong Kong through its Hong Kong subsidiary, Racing Champions Limited (the "Hong Kong Subsidiary"). On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to China, and Hong Kong became a Special Administrative Region of China. At the present time, Racing Champions is unable to predict the effect, if any, that such change will have on Racing Champions' or the Hong Kong Subsidiary's business, financial condition or results of operations.

FOREIGN CURRENCY RISK

     Racing Champions' sales are denominated in U.S. dollars. Racing Champions' purchases of finished goods from the Chinese manufacturers are denominated in Hong Kong dollars. Expenses for these manufacturers are often denominated in Chinese Renminbi. Racing Champions is subject to a variety of risks associated with changes among the relative values of the U.S. dollar, the Hong Kong dollar and Renminbi. Any material increase in the value of the Hong Kong dollar or Renminbi relative to the U.S. dollar would increase Racing Champions' expenses and therefore could have a material adverse effect on Racing Champions. Since 1983, the Hong Kong government has maintained a policy of linking the U.S. dollar and the Hong Kong dollar. There can be no assurance that this link will be continued, although Racing Champions is not aware of any intention of the Hong Kong government or China to abandon the link. There has been significant volatility in the exchange rates of Renminbi to U.S. dollars in recent years. Over the last five years, the Renminbi has experienced significant devaluation against most major currencies. Racing Champions does not hedge foreign currency risk.

DEPENDENCE ON SIGNIFICANT CUSTOMERS; CONCENTRATION OF ACCOUNTS RECEIVABLE

     Racing Champions' success is, in part, dependent upon the continuing willingness of leading retailers to purchase and provide shelf space for Racing Champions' products. For example, during 1997, approximately 16%, 11%, 8% and 22% of Racing Champions' net sales were made to K-Mart, Target, Toys 'R' Us and Wal-Mart, respectively. Racing Champions does not have long-term contracts with its customers. An adverse change in Racing Champions' relationship with or the financial viability of one or more of these customers could have a material adverse effect on Racing Champions. In addition, certain of these retailers generally purchase large quantities of Racing Champions' products on credit, which may cause a concentration of accounts receivable among some of Racing Champions' largest customers. Any inability or unwillingness to pay these accounts receivable when due by one or more of Racing Champions' largest customers could adversely affect Racing Champions' financial condition. Although Racing Champions maintains credit insurance to reduce the risk associated with the accounts receivable from 16 of its major customers, the amount of this insurance generally does not cover the total amount of the accounts receivable from any particular customer. See "ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS -- Business -- Sales and Distribution."

RELIANCE ON KEY PERSONNEL

     Racing Champions relies heavily on its senior managers, including Robert E. Dods, Boyd L. Meyer and Peter K.K. Chung (the "Founding Managers"). Although Racing Champions has entered into employment agreements with the Founding Managers that extend through April 30, 1999, there can be no assurance that Racing Champions will be able to retain them or its other key employees in the future. The loss of the services of any of the Founding Managers could have a material adverse effect on Racing Champions. Racing Champions maintains a $2,000,000 key man life insurance policy on each of the Founding Managers. See "ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS -- Management."

SEASONAL PRODUCT DEVELOPMENT AND SALES

     Racing Champions generally must adjust the styles of its racing replicas each year to accurately replicate the various vehicles competing in major racing series. Generally in the fourth quarter, Racing Champions commences this process of product development for the coming year by obtaining information about new race cars. From that point until the release date of the particular replica during the racing season, Racing Champions, along with its Hong Kong Subsidiary and the foreign manufacturers, must complete the production process, including the design of prototypes for the new racing replicas, the production of new tooling, if any, and the manufacture of the racing replicas, and deliver the racing replicas to retailers. Any inability by Racing Champions to deliver the new racing replicas to retailers by the start of the racing season could have a material adverse effect on Racing Champions. Racing Champions' sales of racing replicas are also seasonal, with 62.1% of Racing Champions' net sales and 74.7% of its net income on average over the three fiscal years ended December 31, 1997, occurring during the second and third quarters. See "ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS -- Business -- Manufacturing."

PRODUCT LIABILITY AND OTHER CLAIMS

     Racing Champions faces product liability risks relating to the use of Racing Champions' products. Although Racing Champions has not experienced any material product liability costs or claims, Racing Champions carries a policy of product liability insurance against such contingencies. Racing Champions may also be subject to other legal claims, such as unfair competition or trademark infringement. Any legal claims, if brought, could materially adversely affect the business or financial condition of Racing Champions.

CONTROL BY PRINCIPAL STOCKHOLDERS

     Assuming the issuance of the maximum number of shares of Racing Champions Common Stock issuable in the Merger at an Exchange Ratio of 0.51, the executive officers and directors of Racing Champions collectively will beneficially own approximately 47.5% of the outstanding shares of Racing Champions Common Stock following the Merger (including 423,636 shares of Racing Champions Common Stock expected to be beneficially owned after the Merger by three directors of Wheels who are nominees for election as directors of Racing Champions and 3,032,680 shares of Racing Champions Common Stock as to which certain directors of Racing Champions have shared voting and investment power). This share ownership would permit these stockholders, if they chose to act together, to influence the election of Racing Champions' directors and other actions requiring stockholder approval. See "ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS -- Principal Stockholders."

POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has in the past experienced price and volume fluctuations that have at times been unrelated to corporate operating performance. Such market volatility may adversely affect the market price of shares of Racing Champions Common Stock. Other factors, such as fluctuations in quarterly operating results, changes in trade policy between China and the United States and evolving business prospects of Racing Champions' customers and competitors, also could cause the market price of shares of Racing Champions Common Stock to fluctuate substantially.

DIVIDEND POLICY

     Racing Champions currently anticipates that all of its earnings will be retained for development and expansion of Racing Champions' business and does not anticipate paying any cash dividends on shares of Racing Champions Common Stock in the foreseeable future.

GOVERNMENT REGULATION

     Racing Champions is subject to numerous federal and state health, safety, tax and other regulations. No assurance can by given that current government regulations or future regulatory changes will not adversely affect Racing Champions. In addition, certain of Racing Champions' tax positions could be subject to examination and challenge by the Internal Revenue Service.

EXCHANGE RATIO IN THE MERGER

     The Exchange Ratio in the Merger is fixed at 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock if the Racing Champions Closing Price is greater than or equal to $7.50 per share and less than or equal to $14.00 per share. If the Racing Champions Closing Price is less than $7.50 per share, the Exchange Ratio will equal $3.825 divided by the Racing Champions Closing Price. If the Racing Champions Closing Price is greater than $14.00 per share, the Exchange Ratio will equal $7.14 divided by the Racing Champions Closing Price. The market price of Racing Champions Common Stock and/or Wheels Common Stock may vary significantly from the price as of the date of execution of the Merger Agreement, the date of this Joint Proxy Statement/Prospectus or the date on which the stockholders of Wheels vote on the Merger Proposal at the Wheels Special Meeting due to, among other factors, changes in the business, operations or prospects of Racing Champions or Wheels, the market's perception of the synergies expected to be achieved by the Merger, the market's assessment of the likelihood that the Merger will be consummated and general economic conditions. Because the Exchange Ratio is fixed at 0.51 if the Racing Champions Closing Price is greater than or equal to $7.50 per share and less than or equal to $14.00 per share, the value of the Racing Champions Common Stock to be issued in connection with the Merger may be higher or lower than the value of such securities at the time the Merger Agreement was negotiated or approved by the Wheels stockholders at the Wheels Special Meeting. In addition, if the Exchange Ratio is adjusted because the Racing Champions Closing Price is less than $7.50 per share or more than $14.00 per share, the Racing Champions Closing Price may not reflect the value of shares of Racing Champions Common Stock at the Effective Time because it is based on the average closing price of shares of Racing Champions Common Stock over the 10 trading days prior to the Effective Time.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Racing Champions Common Stock in the public market could adversely affect the market price of Racing Champions Common Stock. Assuming the issuance of up to 3,557,916 shares of Racing Champions Common Stock in connection with the Merger (including rights to acquire shares of Wheels Common Stock which will be converted into rights to acquire shares of Racing Champions Common Stock in the Merger), Racing Champions will have 16,800,298 shares of Racing Champions Common Stock outstanding. Of these shares, 9,307,916 shares of Racing Champions Common Stock (including up to 3,557,916 shares to be issued in the Merger) will be freely tradable in the market, except for shares held by "affiliates" of Racing Champions which are subject to the resale limitations (excluding the holding period requirement) of Rule 144 under the Securities Act and shares of Racing Champions Common Stock received by certain persons deemed to be affiliates of Wheels prior to the Merger which will be subject to the restrictions imposed by Rules 144 and 145 under the Securities Act. The other 7,492,382 shares of Racing Champions Common Stock outstanding as of the date of this Joint Proxy Statement/Prospectus are subject to Rule 144 resale limitations until April 30, 1998, at which time such shares will be freely tradeable in the market, except for shares held by "affiliates" of Racing Champions which are subject to the resale limitations (excluding the holding period requirements) of Rule 144 under the Securities Act.

HOLDING COMPANY STRUCTURE

     Because Racing Champions is a holding company that conducts its business operations through its subsidiaries, Racing Champions depends on its subsidiaries for dividends and other cash distributions to pay Racing Champions' expenses and to pay dividends to holders of shares of Racing Champions Common Stock. Racing Champions' credit agreement ("Credit Agreement") with the First National Bank of Boston, as agent, and certain other lenders, specifies the conditions under which dividends, loans and cash distributions may be made from Racing Champions' subsidiaries to Racing Champions. Profits generated by such operating entities may not be available to Racing Champions while the loans under the Credit Agreement are outstanding.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Racing Champions Charter and the Racing Champions By-Laws and of the DGCL could discourage potential acquisition proposals and delay or prevent a change in control of Racing Champions. Such provisions could diminish the opportunities for a stockholder to participate in potential premiums associated with tender offers or other acquisitions of Racing Champions or Racing Champions Common Stock. These provisions include certain advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. In addition, section 203 of the DGCL could delay or prevent consummation of an acquisition transaction between Racing Champions and certain significant stockholders if the Racing Champions Board does not approve such acquisition transaction in advance. See "COMPARATIVE RIGHTS OF STOCKHOLDERS."

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data with respect to Racing Champions for each of the periods indicated. The selected financial data for the fiscal year ended March 31, 1994 for the Predecessor -- RCL Group are derived from unaudited combined financial statements, which are not included herein. The unaudited selected financial data have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly Racing Champions' combined financial position and results of operations for the periods presented. The data for the year ended December 31, 1993 for the Predecessor -- RCI Group is derived from audited combined financial statements which are not included herein. The data for the years ended December 31, 1994 and 1995 and for the four months ended April 30, 1996 are derived from the combined financial statements of the Predecessor -- RCI Group, which have been audited by Arthur Andersen LLP, independent public accountants. The data for the fiscal years ended March 31, 1995 and 1996 and for the one month ended April 30, 1996 for the Predecessor -- RCL Group are derived from combined financial statements which have been audited by Ernst & Young, independent auditors. The statement of income data for the eight months ended December 31, 1996 and the year ended December 31, 1997 are derived from Racing Champions' consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants.

     The pro forma financial data for the year ended December 31, 1997, which give effect to the initial public offering of Racing Champions Common Stock completed on June 17, 1997 (the "Racing Champions Offering") and the application of the net proceeds from the Racing Champions Offering as if it had occurred on January 1, 1997, are presented for informational purposes only and are not necessarily indicative of the results of future operations of Racing Champions or the actual results that would have been achieved had the Racing Champions Offering and the application of the net proceeds from the Racing Champions Offering occurred on such date.

     All of the data set forth below are qualified by reference to, and should be read in conjunction with, the Financial Statements of Racing Champions and Notes thereto and "ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS -Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Joint Proxy Statement/Prospectus.

                                                 PREDECESSOR -- RCI GROUP(1)                RACING CHAMPIONS          PRO FORMA
                                          -----------------------------------------   ----------------------------   ------------
                                                                        FOUR MONTHS      EIGHT
                                                                           ENDED         MONTHS
                                           YEARS ENDED DECEMBER 31,      APRIL 30,       ENDED        YEAR ENDED      YEAR ENDED
                                          ---------------------------      1996       DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                           1993      1994      1995         (2)           1996           1997            1997
                                          -------   -------   -------   -----------   ------------   -------------   ------------
                                                               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
 Net sales..............................  $31,047   $43,268   $48,592     $16,614       $49,385         $76,562        $76,562
 Gross profit...........................   14,151    18,056    23,036       7,210        28,019          44,376         44,376
 Operating income.......................    6,141     8,565     9,724         108        11,236          18,500         18,500
 Net income(3)..........................  $ 5,722   $ 8,224   $ 9,392     $    72         2,551           7,876          9,850
 Net income available to common
   stockholders.........................                                                $ 1,895         $ 7,397        $ 9,850
PER SHARE DATA:
 Net income
   Basic................................                                                $  0.24         $  0.71        $  0.74
   Diluted..............................                                                $  0.23         $  0.69        $  0.73
 Cash dividends.........................                                                     --              --             --
 Book value.............................                                                $  0.35         $  7.34             --
 Weighted average common shares and
   common share equivalents outstanding
   Basic................................                                                  7,885          10,449         13,242
   Diluted(4)...........................                                                  8,212          10,777         13,571

                                          PREDECESSOR -- RCL GROUP(1)
                                   -----------------------------------------
                                                                     ONE
                                       FISCAL YEARS ENDED           MONTH
                                            MARCH 31,               ENDED
                                   ---------------------------    APRIL 30,
                                    1994      1995      1996        1996
                                   -------   -------   -------   -----------
STATEMENT OF INCOME DATA:
 Net sales.......................  $18,399   $22,331   $37,322     $ 3,852
 Gross profit....................    4,801     5,288     7,085         752
 Operating income................    1,949     2,066     2,725         507
 Net income(5)...................  $ 1,690   $ 2,079   $ 2,603     $   488


STATEMENT OF INCOME DATA:
 Net sales.......................
 Gross profit....................
 Operating income................
 Net income(5)...................

                                                                   ACTUAL
                                                              -----------------
                                                              DECEMBER 31, 1997
                                                              -----------------
BALANCE SHEET DATA:
  Working capital...........................................      $   (275)
  Total assets..............................................       114,777
  Total debt................................................        20,600
  Total stockholders' equity................................        79,092

---------------

(1) On April 30, 1996 Racing Champions acquired the RCI Group and the RCL Group in the Recapitalization. Accordingly, certain information provided for the predecessor groups is not comparable to the data of Racing Champions due to the effects of certain purchase accounting adjustments and the financing related to the Recapitalization. Also, the data from the predecessor groups are derived from different fiscal year ends and are not comparable. Prior to the Recapitalization, the RCL Group included Bergen Services Inc. ("Bergen"), an entity that did not have any tangible assets or conduct any operations. Racing Champions did not acquire Bergen pursuant to the Recapitalization.
(2) Data for the four months ended April 30, 1996 include a nonrecurring incentive bonus expense of $2.4 million incurred in connection with the Recapitalization, and data for the eight months ended December 31, 1996 include a purchase accounting inventory write-up adjustment of $1.4 million as a result of the Recapitalization. Excluding the effects of the nonrecurring incentive bonus expense and the inventory write-up adjustment, Racing Champions' pro forma gross profit, operating income, net income and net income per share for the year ended December 31, 1996 would have been (amounts in thousands, except per share data):

                                                                            PERCENT OF
                                                                  AMOUNT    NET SALES
                                                                  -------   ----------
    Net sales...................................................  $65,999     100.0%
    Gross profit................................................   38,899      58.9
    Operating income............................................   15,234      23.1
    Net income..................................................    7,336      11.1
    Net income per share -- basic...............................  $  0.55        --
    Net income per share -- diluted.............................  $  0.54        --

(3) Net income of the RCI Group does not include a provision for federal income taxes as a result of the S corporation status for certain entities in this group during the periods from January 1, 1993 to April 30, 1996.
(4) Weighted average diluted shares outstanding has been computed using the treasury stock method which includes dilutive Racing Champions Common Stock equivalents as if outstanding during the respective periods.
(5) Net income of the RCL Group includes a provision for Hong Kong income taxes at an effective rate of 16.5% for certain entities and no provisions for other entities which were structured as tax-free British Virgin Islands entities.

                   WHEELS SPORTS GROUP, INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected financial data with respect to Wheels for each of the periods indicated. The selected financial data for the year ended December 31, 1993, are derived from unaudited combined financial statements, which are not included herein. The unaudited selected financial data have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly Wheels' combined financial position and results of operations for the periods presented. The data for the year ended December 31, 1994 are derived from the audited financial statements which are not included herein. The data for the years ended December 31, 1995 and 1996 are derived from the consolidated financial statements of Wheels that give retroactive effect to the mergers of Wheels and Diamond on June 30, 1997, and of Wheels and GRS on October 4, 1997, which have been accounted for as poolings-of-interests. The consolidated financial statements for the years ended December 31, 1996 and 1995 have been audited by Coopers & Lybrand LLP, independent accountants. The data for the year ended December 31, 1997, are derived from the consolidated financial statements of Wheels which have been audited by Arthur Andersen LLP, independent public accountants.

     The pro forma financial data for the year ended December 31, 1997, which give effect to the initial public offering of Wheels Common Stock completed on April 16, 1997 (the "Wheels Offering"), the application of the net proceeds from the Wheels Offering and the acquisition by Wheels of High Performance and Press Pass, as if each had occurred on January 1, 1997, are presented for informational purposes only and are not necessarily indicative of the results of future operations of Wheels or the actual results that would have been achieved had the Wheels Offering and the application of the net proceeds from the Wheels Offering and the acquisition by Wheels of High Performance, and Press Pass occurred on such date.

     All of the data set forth below are qualified by reference to, and should be read in conjunction with, the consolidated financial statements of Wheels and notes thereto and "ADDITIONAL INFORMATION REGARDING WHEELS -- Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Joint Proxy Statement/Prospectus.

                                                                                                                   PRO FORMA
                                                                                YEAR ENDED                      ----------------
                                                                               DECEMBER 31,                        YEAR ENDED
                                                             ------------------------------------------------     DECEMBER 31,
                                                              1993     1994     1995     1996        1997       1997(1)(2)(3)(4)
                                                             ------   ------   ------   ------   ------------   ----------------
                                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales................................................  $2,316   $4,336   $4,784   $7,523     $ 7,491          $29,043
  Gross profit.............................................     842    1,440    1,722    2,955         726            6,739
  Operating income (loss)..................................     291      475      (42)     863      (5,238)          (5,460)
  Net income (loss) from continuing operations.............  $  291   $  464   $  (65)  $  820     $(5,332)         $(7,099)
PER SHARE DATA:
  Net income (loss) from continuing operations
    Basic..................................................  $ 0.13   $ 0.20   $(0.03)  $ 0.29     $ (1.35)         $ (1.44)
    Diluted................................................  $ 0.13   $ 0.20       --   $ 0.29          --               --
  Cash dividends...........................................  $ 0.09   $ 0.18   $ 0.07   $ 0.01     $  0.11               --
  Book value...............................................  $ 0.23   $ 0.26   $ 0.14   $ 0.36     $  2.54               --
  Weighted average common shares and common share
    equivalents outstanding
    Basic..................................................   2,325    2,325    2,446    2,805       3,961            4,931
    Diluted................................................   2,325    2,325       --    2,805          --               --

                                                                                                                       ACTUAL
                                                                                                                    DECEMBER 31,
                                                                                                                        1997
                                                                                                                    -------------
BALANCE SHEET DATA:
  Working capital...............                                                                                       $(4,344)
  Total assets..................                                                                                        28,800
  Total debt....................                                                                                        13,826
  Total stockholders' equity....                                                                                        10,091

---------------
(1) Data for Wheels for the year ended December 31, 1997, includes the following nonrecurring items: (1) charges for the discontinued home decor product lines, including the goodwill related to Wheels' acquisition of Emerald Sports Group, Inc. ("Emerald") of $0.7 million, (2) expenses related to the 1997 acquisitions which were treated as pooling of interests of $0.3 million, (3) accounting and audit fees of $0.5 million related to acquisition and year end accounting and auditing work, (4) one-time bonus payments of $0.2 million, and (5) a net loss from the Wheels trading card operations of $2.9 million which includes approximately $0.7 million related to defective product. The management of Wheels' trading card operations is being assumed by the Press Pass trading card management team.

(2) Data for High Performance for the year ended December 31, 1997, included in the Wheels pro forma data, includes the following nonrecurring items: (1) one-time bonus payments of $1.6 million, which primarily relates to a transfer of equity ownership to a key employee immediate by prior to the Wheels acquisition of High Performance, (2) liquidation of discontinued product lines which generated $1.0 million in sales and $1.3 million in cost of sales in 1997, and (3) costs of $0.3 million incurred with the integration of the other Wheels acquisitions into the High Performance facility in Mooresville.

(3) Data for Press Pass for the year ended December 31, 1997, included in the Wheels pro forma data, includes the following nonrecurring items: (1) compensation and rent expense of $0.6 million and (2) the impact of a discontinued product line which generated minimal net sales and $0.5 in cost of sales in 1997.

(4) Excluding the effects of the nonrecurring items in notes 1 through 3, Wheels' pro forma net sales, gross profit, operating income, net income from continuing operations and net income from continuing operations per share for the year ended December 31, 1997, would have been (amounts in thousands, except per share data):

                                                                   PRO FORMA
                                                              --------------------
                                                                        PERCENT OF
                                                              AMOUNT    NET SALES
                                                              ------    ----------
Net sales...................................................  $24,925     100.0%
Gross profit................................................    8,413      33.8%
Operating income............................................    2,313       9.3%
Net income from continuing operations.......................      232       0.9%
Net income from continuing operations per share -- basic....  $  0.05        --
Net income from continuing operations per share --
  diluted...................................................  $  0.05        --

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial information (the "Unaudited Pro Forma Information") gives effect to the Merger under the pooling of interests method of accounting. The Unaudited Pro Forma Information is presented to reflect the estimated impact of the Merger and the assumed Exchange Ratio of 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock issued and outstanding at the Effective Time.

     The Unaudited Pro Forma Information for 1997 gives effect to the Merger and additionally presents the data as if Wheels' acquisitions of High Performance and Press Pass had been consummated as of the beginning of the period presented for the unaudited pro forma condensed combined statement of income. The 1997 Unaudited Pro Forma Information was also prepared to illustrate the Racing Champions Offering and the Wheels Offering and the application of the net proceeds of the Racing Champions Offering and the Wheels Offering as of the beginning of the period presented.

     The Unaudited Pro Forma Condensed Combined Statement of Income Information for 1995 is not presented herein as the information would include only historical Wheels information as Racing Champions was not formed prior to the Recapitalization on April 30, 1996. The equivalent combined pro forma basic net-loss per share for 1995 is $(0.01).

     The Unaudited Pro Forma Information is not necessarily indicative of the results of the future operations of either entity or the actual results that would have occurred had the Merger been consummated as of the beginning of the income statement periods presented. The Unaudited Pro Forma Information should be read in conjunction with the historical consolidated financial statements of Racing Champions and the historical consolidated financial statements of Wheels, High Performance and Press Pass included in this Joint Proxy Statement/Prospectus. See also "RACING CHAMPIONS CORPORATION AND SUBSIDIARIES SELECTED FINANCIAL DATA," "ADDITIONAL INFORMATION REGARDING RACING
CHAMPIONS -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "WHEELS SPORTS GROUP, INC. AND SUBSIDIARIES SELECTED FINANCIAL DATA," "ADDITIONAL INFORMATION REGARDING WHEELS -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

                     PRO FORMA COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1997

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        HISTORICAL
                                                    -------------------    PRO FORMA                  PRO FORMA
                                                     RACING                COMBINING     PRO FORMA    OFFERING
                                                    CHAMPIONS   WHEELS    ADJUSTMENTS    COMBINED    ADJUSTMENTS
                                                    ---------   -------   -----------    ---------   -----------
Net sales(9)(10)(11)(12)..........................   $76,562    $ 7,491     $    --       $84,053      $    --
Cost of sales(9)(10)(11)..........................    32,186      6,058        (893)(1)    37,351           --
Defective product(9)..............................        --        707          --           707           --
                                                     -------    -------     -------       -------      -------
Gross profit(12)..................................    44,376        726         893        45,995           --
Selling, general and administrative expense.......    23,660      2,323         893(1)     26,876           --
Nonrecurring expenses(9)(10)(11)(12)..............        --      3,641          --         3,641           --
Amortization of intangible assets.................     2,216         --          --         2,216           --
                                                     -------    -------     -------       -------      -------
Operating income (loss)(12).......................    18,500     (5,238)         --        13,262           --
Interest expense (income).........................     5,126         94          --         5,220       (3,242)(3)
Other expense.....................................       200         --          --           200           --
                                                     -------    -------     -------       -------      -------
Income (loss) before income taxes.................    13,174     (5,332)         --         7,842        3,242
Income tax expense (benefit)......................     5,298         --      (2,133)(2)     3,165        1,268(3)
                                                     -------    -------     -------       -------      -------
Net income (loss) from continuing
  operations(12)..................................     7,876     (5,332)      2,133         4,677        1,974
Discontinued operations(9)........................        --      1,460        (584)(2)       876           --
                                                     -------    -------     -------       -------      -------
Net income (loss).................................   $ 7,876    $(6,792)    $ 2,717       $ 3,801      $ 1,974
                                                     =======    =======     =======       =======      =======
Net income (loss) from continuing operations per
  share(12):
  Basic...........................................   $  0.75                              $  0.36
  Diluted.........................................   $  0.73                              $  0.34
Weighted average shares outstanding:
  Basic...........................................    10,449                  2,693(14)    13,142        2,793(15)
  Diluted.........................................    10,777                  2,845(14)    13,622        2,794(15)
Equivalent net income from continuing operations
  per share(13):
  Basic...........................................                                        $  0.18
  Diluted.........................................                                        $  0.17

                                                             COMPANIES ACQUIRED
                                                    -------------------------------------      TOTAL
                                                       HIGH       PRESS      PRO FORMA       PRO FORMA
                                                    PERFORMANCE    PASS    ADJUSTMENTS(4)    COMBINED
                                                    -----------   ------   --------------    ---------
Net sales(9)(10)(11)(12)..........................    $12,890     $8,662      $    --        $105,605
Cost of sales(9)(10)(11)..........................      9,913      5,626         (324)(5)      52,566
Defective product(9)..............................         --         --           --             707
                                                      -------     ------      -------        --------
Gross profit(12)..................................      2,977      3,036          324          52,332
Selling, general and administrative expense.......      1,440      1,906          324(5)       30,546
Nonrecurring expenses(9)(10)(11)(12)..............      1,900        558           --           6,099
Amortization of intangible assets.................         --         --          431(6)        2,647
                                                      -------     ------      -------        --------
Operating income (loss)(12).......................       (363)       572         (431)         13,040
Interest expense (income).........................         26         --        1,519(7)        3,523
Other expense.....................................         --         --           --             200
                                                      -------     ------      -------        --------
Income (loss) before income taxes.................       (389)       572       (1,950)          9,317
Income tax expense (benefit)......................         --         --         (534)(8)       3,899
                                                      -------     ------      -------        --------
Net income (loss) from continuing
  operations(12)..................................       (389)       572       (1,416)          5,418
Discontinued operations(9)........................         --         --           --             876
                                                      -------     ------      -------        --------
Net income (loss).................................    $  (389)    $  572      $(1,416)       $  4,542
                                                      =======     ======      =======        ========
Net income (loss) from continuing operations per
  share(12):
  Basic...........................................                                           $   0.34
  Diluted.........................................                                           $   0.33
Weighted average shares outstanding:
  Basic...........................................                                             15,935
  Diluted.........................................                                             16,416
Equivalent net income from continuing operations
  per share(13):
  Basic...........................................                                           $   0.17
  Diluted.........................................                                           $   0.17

---------------

 (1) Reclassifies certain Wheels accounts to provide consistent presentation with Racing Champions.
 (2) Reflects the tax benefit available to the total combined company's income from the net operating loss of Wheels and the discontinued operations of Wheels.

  (3) Reflects the effect on interest expense, net of income taxes at 40.0%, of the receipt of the Racing Champions Offering proceeds of $69.7 million. The application of those proceeds reduces outstanding borrowings under term loans by approximately $16.9 million with an interest rate of 8.38%, reduces junior subordinated debt by approximately $41.4 million with an interest rate of 12.00% and reflects the expected lower interest rate of 7.18% on the remaining outstanding borrowings of approximately $26.0 million.
  (4) Pro forma adjustments reflect the purchases of High Performance and Press Pass as if the purchases were made on January 1, 1997.
  (5) Reclassifies certain High Performance and Press Pass accounts to provide consistent presentation with Racing Champions.
  (6) Provides for the pro forma increase from January 1, 1997, in amortization expense based on amortizing the goodwill associated with the purchases of High Performance and Press Pass of $17.2 million over 40 years.
  (7) Reflects the effect on interest expense of the incurrence of $4.9 million in debt to effect the High Performance acquisition and $4.8 million in debt to effect the Press Pass acquisition. $7.7 million of the debt used to finance these acquisitions bears interest at the London Interbank Offering Rate plus 3.0%, or approximately 8.8% for the year ended December 31, 1997, $1.0 million of the debt bears interest at 8.0% and the other $1.0 million of debt bears interest at 10.0%. This amount also includes $0.3 million for amortization of deferred financing costs of $1.6 million and $0.3 million for amortization of debt discount of $1.6 million incurred to obtain financing to effect the acquisitions of High Performance and Press Pass.
  (8) Reflects the net tax benefit available to the total combined company's income from the net operating loss of High Performance, offset by the tax expense on the income of Press Pass, at an effective rate of 40.0%, after adjustments for interest as noted in note 7 above.
  (9) Data for Wheels includes the following nonrecurring items: (1) charges for the discontinued operations of World of Racing, Inc. ("World of Racing") of $1.5 million, (2) charges for the discontinued home decor product lines, including the goodwill related to the Emerald acquisition of $0.7 million, (3) expenses related to the 1997 acquisitions which were treated as pooling of interests of $0.3 million, (4) accounting and audit fees of $0.5 million related to acquisition and year end accounting and auditing work, (5) one-time bonus payments of $0.2 million, and (6) a net loss from the Wheels' trading card operations of $2.9 million which includes approximately $0.7 million related to defective products. The management of Wheels' trading card operations is being assumed by the Press Pass trading card management team.
 (10) Data for High Performance includes the following nonrecurring items: (1) liquidation of discontinued product lines which generated $1.0 million in sales and $1.3 million in cost of sales in 1997, (2) one-time bonus payments of $1.6 million, which primarily relate to a transfer of equity ownership to a key employee immediately prior to the Wheels acquisition of High Performance, and (3) costs of $0.3 million incurred in connection with the integration of the other Wheels acquisitions into the High Performance facility in Mooresville.
 (11) Data for Press Pass includes the following nonrecurring items: (1) the impact of a discontinued product line which generated minimal net sales and $0.5 million in cost of sales in 1997 and (2) compensation and rent expense of $0.6 million.

(12) Excluding the effects of the nonrecurring items in notes 9 through 11, net sales, gross profit, operating income, net income from continuing operations and net income from continuing operations per share for the year ended December 31, 1997, would have been (amounts in thousands except per share data):

                                                                      TOTAL
                                                                PRO FORMA COMBINED
                                                              ----------------------
                                                                          PERCENT OF
                                                               AMOUNT     NET SALES
                                                              --------    ----------
     Net sales..............................................  $101,487      100.0%
     Gross profit...........................................    52,790       52.0%
     Operating income.......................................    20,813       20.5%
     Net income from continuing operations..................    10,081        9.9%
     Basic net income from continuing operations per
      share.................................................  $   0.63         --
     Diluted net income from continuing operations per
      share.................................................  $   0.61         --

 (13) Equivalent pro forma combined net income per share was calculated by multiplying the pro forma combined net income per share by an assumed Exchange Ratio of 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock, so that the per share amount is equated to the respective value for one share of Wheels Common Stock. Diluted weighted average shares outstanding is based on the treasury stock method, calculated at Racing Champions' average share price in 1997, $12.98.
 (14) Reflects the number of shares of Racing Champions Common Stock to be issued in the Merger assuming an Exchange Ratio of 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock.
 (15) Reflects the pro rata shares of Racing Champions Common Stock issued in the Racing Champions Offering that are not reflected in the historical weighted average shares outstanding.

                     PRO FORMA COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1996
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              HISTORICAL
                                                       ------------------------    PRO FORMA       TOTAL
                                                          RACING                   COMBINING     PRO FORMA
                                                       CHAMPIONS(1)   WHEELS(2)   ADJUSTMENTS    COMBINED
                                                       ------------   ---------   -----------    ---------
Net sales............................................    $49,385       $7,523       $   --        $56,908
Cost of sales........................................     19,999        4,568         (720)(3)     23,847
Inventory adjustment.................................      1,367           --           --          1,367
                                                         -------       ------       ------        -------
Gross profit.........................................     28,019        2,955          720         31,694
Selling, general and administrative expense..........     15,244        2,092          720(3)      18,056
Amortization of intangible assets....................      1,539           --           --          1,539
                                                         -------       ------       ------        -------
Operating income.....................................     11,236          863           --         12,099
Interest expense.....................................      6,738           43           --          6,781
Other expense........................................        153           --           --            153
                                                         -------       ------       ------        -------
Income before income taxes...........................      4,345          820           --          5,165
Income tax expense...................................      1,794           --          272(4)       2,066
                                                         -------       ------       ------        -------
Net income...........................................    $ 2,551       $  820       $ (272)       $ 3,099
                                                         =======       ======       ======        =======
Net income per share:
  Basic..............................................    $  0.32                                  $  0.29
  Diluted............................................    $  0.31                                  $  0.28
Weighted average shares outstanding:
  Basic..............................................      7,885                     2,693(5)      10,578
  Diluted............................................      8,212                     2,845(5)      11,057
Equivalent net income per share(6):
  Basic..............................................                                             $  0.15
  Diluted............................................                                             $  0.14

---------------
(1) Data for the Racing Champions is for the eight months ended December 31, 1996.
(2) Data for Wheels is for the 12 months ended December 31, 1996, and includes Diamond and GRS, which were acquisitions accounted for as poolings of interests on June 30, 1997, and October 4, 1997, respectively. Results for Diamond and GRS combined are as follows: net sales of $2.7 million, gross profit of $1.0 million and an operating loss of $0.1 million. Data for Wheels does not include the 1997 purchases of High Performance and Press Pass.
(3) Reclassifies certain Wheels accounts to provide consistent presentation with Racing Champions.
(4) Increases the provision for income taxes to 40% for the income that was taxed at lower rates or not subject to income tax as a result of S corporation status.
(5) Reflects the number of shares of Racing Champions Common Stock to be issued in the Merger assuming an Exchange Ratio of 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock. Diluted weighted average shares outstanding is based on the treasury stock method calculated at Racing Champions' average share price in 1997, $12.98.
(6) Equivalent pro forma combined net income per share was calculated by multiplying the pro forma combined net income per share by an assumed Exchange Ratio of 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock, so that the per share amount is equated to the respective value for one share of Wheels Common Stock.

                        PRO FORMA COMBINED BALANCE SHEET

                               DECEMBER 31, 1997
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           HISTORICAL                 PRO FORMA       TOTAL
                                                             RACING     HISTORICAL     MERGER       PRO FORMA
                                                           CHAMPIONS      WHEELS     ADJUSTMENTS    COMBINED
                                                           ----------   ----------   -----------    ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................   $  6,463     $   440                    $  6,903
  Restricted cash........................................         --       3,300                       3,300
  Accounts receivable, net...............................     11,227       1,248                      12,475
  Intercompany balances..................................         --          --                          --
  Inventory..............................................      1,701       2,711                       4,412
  Other current assets...................................      1,304         575                       1,879
                                                            --------     -------       -------      --------
         Total current assets............................     20,695       8,274                      28,969
  Property and equipment, net............................      9,011       1,512                      10,523
  Excess purchase price over net assets acquired, net....     84,946      17,205                     102,151
  Deferred financing costs...............................         --       1,680                       1,680
  Other assets...........................................        125         129                         254
                                                            --------     -------       -------      --------
         Total assets....................................   $114,777     $28,800            --      $143,577
                                                            ========     =======       =======      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses..................   $ 12,020     $ 4,251       $ 4,000(1)   $ 20,271
  Due to stockholders/officers...........................         --       5,250                       5,250
  Notes payable and lines of credit......................      5,000       2,230                       7,230
  Current maturities of long-term debt...................      3,950         266                       4,216
  Other current liabilities..............................         --         622                         622
                                                            --------     -------       -------      --------
    Total current liabilities............................     20,970      12,619         4,000        37,589
  Long-term portion of capital leases....................         --          10                          10
  Long-term debt, less current maturities................     11,650       6,080                      17,730
  Deferred income taxes..................................      3,065          --                       3,065
                                                            --------     -------       -------      --------
         Total liabilities...............................     35,685      18,709         4,000        58,394
STOCKHOLDERS' EQUITY:
  Common stock...........................................        132          52                         184
  Warrants outstanding...................................         --       2,376                       2,376
  Additional paid-in capital.............................     69,668      14,542                      84,210
  Retained earnings (accumulated deficit)................      9,292      (6,879)       (4,000)(1)    (1,587)
                                                            --------     -------       -------      --------
         Total stockholders' equity......................     79,092      10,091        (4,000)       85,183
                                                            --------     -------       -------      --------
         Total liabilities and stockholders' equity......   $114,777     $28,800       $    --      $143,577
                                                            ========     =======       =======      ========
Per Share Data:
  Book value per share...................................                                              $5.35
  Equivalent book value per share(3).....................                                              $2.73
  Weighted average shares outstanding -- basic...........                                             15,935

---------------
(1) The pro forma merger adjustments represent an accrual for the estimated $4.0 million in transaction costs related to the Merger. These estimated transaction costs are not reflected in the pro forma combined statement of income.
(2) The unaudited pro forma condensed balance sheet assumes that the Merger qualifies as a tax-free reorganization for federal income tax purposes.
(3) Equivalent book value per share was calculated by multiplying the pro forma combined book value per share by an assumed Exchange Ratio of 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock, so that the per share amount is equated to the respective value for one share of Wheels Common Stock.

                   MATTERS RELATING TO STOCKHOLDER APPROVALS

THE RACING CHAMPIONS ANNUAL MEETING

     Proposals to be Considered at the Racing Champions Annual Meeting. At the Racing Champions Annual Meeting, holders of shares of Racing Champions Common Stock will consider and vote upon the Merger Proposal, the Capitalization Amendment Proposal, the election of 11 directors, the ratification of Arthur Andersen LLP as Racing Champions' independent auditors, the amendment to the Incentive Plan and such other matters as may properly come before the Racing Champions Annual Meeting.

     The Merger Proposal. The Merger Proposal seeks approval of the Merger Agreement and the issuance of shares of Racing Champions Common Stock pursuant to the Nasdaq Rule. The Merger Proposal is subject to approval pursuant to the Nasdaq Rule because the present or proposed issuance of shares of Racing Champions Common Stock, or of securities convertible into or exercisable for shares of Racing Champions Common Stock, in connection with the Merger will result in an increase of certain specified percentages of the outstanding shares and voting power of Racing Champions Common Stock outstanding immediately before the Merger.

     The Capitalization Amendment Proposal. The Capitalization Amendment Proposal involves the proposed amendment to Article 4 of the Racing Champions Charter to increase the number of authorized shares of Racing Champions Common Stock by 8,000,000 shares, from 20,000,000 shares to 28,000,000 shares.

     Election of Directors. At the Racing Champions Annual Meeting, the holders of Racing Champions Common Stock will vote upon the election of 11 directors. The nominees, if elected, will serve until the 1999 Annual Meeting of Stockholders of Racing Champions and until their successors have been elected and qualified. Three of the nominees, Randy C. Baker, Randy E. Duncan and Victor
H. Shaffer, have been nominated pursuant to the Merger Agreement and their election is conditioned upon the approval of the Merger Proposal and the Capitalization Proposal at the Racing Champions Annual Meeting. In the event that the Merger Proposal and the Capitalization Amendment Proposal are not approved, the proxies will not be voted for these three nominees and will only be voted for the eight incumbent directors.

     Ratification of Auditors. At the Racing Champions Annual Meeting, the holders of Racing Champions Common Stock will vote upon the ratification of the appointment of Arthur Andersen LLP, independent public accountants, as auditors of Racing Champions for its fiscal year ending December 31, 1998.

     Amendment to Incentive Plan. At the Racing Champions Annual Meeting, the holders of Racing Champions Common Stock will vote upon an amendment to the Incentive Plan to increase the aggregate number of shares of Racing Champions Common Stock that may be issued or transferred upon exercise, payment or vesting of stock options granted under such plan from 311,852 to 600,000.

     Record Date, Quorum and Vote Required. The record date for the Racing Champions Annual Meeting is the close of business on May 7, 1998. At that date, there were 13,242,382 shares of Racing Champions Common Stock outstanding. Each share of Racing Champions Common Stock entitles its holder to one vote concerning all matters properly coming before the Racing Champions Annual Meeting. Any stockholder entitled to vote may vote either in person or by duly authorized proxy. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum. Abstentions and broker non-votes (i.e., shares held by brokers in street name, voting on certain matters due to discretionary authority or instructions from the beneficial owner but not voting on other matters due to lack of authority to vote on such matters without instructions from the beneficial owner) are counted for the purpose of establishing a quorum. Pursuant to the Nasdaq Rule, the Merger Proposal must be approved and adopted by the holders of at least a majority of the shares of Racing Champions Common Stock cast in person or by proxy at the Racing Champions Annual Meeting. Accordingly, abstentions and broker non-votes will not be counted for purposes of determining whether the Merger Proposal has received the requisite approval of stockholders. Under the DGCL, the Racing Champions Charter and the Racing Champions By-Laws, approval of the Capitalization Amendment Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Racing

Champions Common Stock, the election of each of the 11 nominees for director requires the affirmative vote of a plurality of the votes cast at the Racing Champions Annual Meeting and approval of the ratification of the independent auditors and the amendment to the Incentive Plan each requires the affirmative vote of a majority of the shares of Racing Champions Common Stock represented in person or by proxy at the Racing Champions Annual Meeting and entitled to vote thereon. Accordingly, abstentions and broker non-votes will have the same effect as a vote "AGAINST" approval of the Capitalization Amendment Proposal and will not count toward the determination of whether the ratification of independent auditors is approved, the amendment to the Incentive Plan is approved or directors are elected. Votes will be tabulated by Boston EquiServe as inspector of election.

     Proxies. All shares of Racing Champions Common Stock represented by properly executed proxies received prior to or at the Racing Champions Annual Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR APPROVAL OF THE MERGER PROPOSAL, FOR APPROVAL OF THE CAPITALIZATION AMENDMENT PROPOSAL, FOR THE ELECTION OF EACH PERSON NOMINATED TO SERVE AS A MEMBER OF THE RACING CHAMPIONS BOARD (OR, IN THE EVENT THAT THE MERGER PROPOSAL AND THE CAPITALIZATION AMENDMENT PROPOSAL ARE NOT APPROVED, FOR THE ELECTION OF THE EIGHT INCUMBENT DIRECTORS), FOR THE RATIFICATION OF THE APPOINTMENT OF RACING CHAMPIONS' INDEPENDENT AUDITORS AND FOR APPROVAL OF THE AMENDMENT TO THE INCENTIVE PLAN AND, IN THE DISCRETION OF THE PERSONS NAMED IN THE PROXY, ON SUCH OTHER MATTERS AS MAY PROPERLY BE PRESENTED AT THE RACING CHAMPIONS ANNUAL MEETING.

     A stockholder may revoke his, her or its proxy at any time prior to its use by delivering to the Secretary of Racing Champions a signed notice of revocation or a later dated and signed proxy or by attending the Racing Champions Annual Meeting and voting in person. Attendance at the Racing Champions Annual Meeting will not in itself constitute the revocation of a proxy.

     Expenses in connection with the solicitation of proxies from the Racing Champions stockholders will be paid by Racing Champions. Upon request, Racing Champions will reimburse brokers, dealers and banks or their nominees, for reasonable expenses incurred in forwarding copies of the proxy material to the beneficial owners of shares which such persons hold of record. Solicitation of proxies will be made principally by mail. Proxies may also be solicited in person, or by telephone or facsimile, by officers and regular employees of Racing Champions who will receive no additional compensation in connection with the solicitation.

THE WHEELS SPECIAL MEETING

     Proposal to be Considered at the Wheels Special Meeting. At the Wheels Special Meeting, holders of shares of Wheels Common Stock will consider and vote upon the Merger Proposal.

     The Merger Proposal. The Merger Proposal seeks approval of the Merger Agreement.

     Record Date, Quorum and Vote Required. The record date for the Wheels Special Meeting is the close of business on May 7, 1998. At that date, there were 5,280,253 shares of Wheels Common Stock outstanding. Each share of Wheels Common Stock entitles its holder to one vote concerning all matters properly coming before the Wheels Special Meeting. Any stockholder entitled to vote may vote either in person or by duly authorized proxy. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum. Abstentions and broker non-votes (i.e., shares held by brokers in street name, voting on certain matters due to discretionary authority or instructions from the beneficial owner but not voting on other matters due to lack of authority to vote on such matters without instructions from the beneficial owner) are counted for the purpose of establishing a quorum. Under the NCBCA, the Wheels Charter and the Wheels By-Laws, for the Merger Proposal to be approved by stockholders, the Merger Proposal must be approved and adopted by the holders of at least a majority of the outstanding shares of Wheels Common Stock. Accordingly, abstentions and broker non-votes have the same effect as a vote "AGAINST" approval of the Merger Proposal. Votes will be tabulated by American Securities Transfer & Trust, Inc. as inspector of election.

     Proxies. All shares of Wheels Common Stock represented by properly executed proxies received prior to or at the Wheels Special Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR APPROVAL OF THE MERGER PROPOSAL AND, IN THE DISCRETION OF THE PERSONS NAMED IN THE PROXY, ON SUCH OTHER MATTERS AS MAY PROPERLY BE PRESENTED AT THE WHEELS SPECIAL MEETING.

     A stockholder may revoke his, her or its proxy at any time prior to its use by delivering to the Secretary of Wheels a signed notice of revocation or a later dated and signed proxy or by attending the Wheels Special Meeting and voting in person. Attendance at the Wheels Special Meeting will not in itself constitute the revocation of a proxy.

     Expenses in connection with the solicitation of proxies from the Wheels stockholders will be paid by Wheels. Upon request, Wheels will reimburse brokers, dealers and banks or their nominees, for reasonable expenses incurred in forwarding copies of the proxy material to the beneficial owners of shares which such persons hold of record. Solicitation of proxies will be made principally by mail. Proxies may also be solicited in person, or by telephone or facsimile, by officers and regular employees of Wheels who will receive no additional compensation in connection with the solicitation.

                              THE MERGER PROPOSAL

BACKGROUND OF THE MERGER

     The terms of the Merger Agreement are the result of arms' length negotiations between representatives of Racing Champions and representatives of Wheels. The following describes the background of the discussions between Racing Champions and Wheels leading up to the execution of the Original Merger Agreement on December 4, 1997 and the execution of the Merger Agreement on April 23, 1998.

     On October 31, 1997, Howard L. Correll, the former Chief Executive Officer and President of Wheels, and Wheels legal counsel met in Chicago, Illinois with Robert E. Dods and Curtis W. Stoelting, the President of Racing Champions and the Vice President of Finance and Operations of Racing Champions, respectively, to discuss a possible merger or other business transaction between the companies. Representatives of Baird, Racing Champions' financial advisor, and Morgan Keegan, Wheels' financial advisor, also attended the meeting. Although no proposals were made as to the price or structure of a possible transaction, Racing Champions and Wheels expressed their mutual interest in considering a combination of the companies. At this meeting, it was agreed that Racing Champions and Wheels would each commence a due diligence investigation of the other company and that Wheels would prepare a proposal for a transaction between the companies. Racing Champions and Wheels executed a confidentiality agreement following this meeting.

     On November 6, 1997, counsel for Wheels delivered certain due diligence documents to counsel for Racing Champions. On November 9, 1997, counsel for Wheels requested certain due diligence information with respect to Racing Champions. On November 8, 1997, counsel for Wheels delivered a draft merger agreement to counsel for Racing Champions. The draft merger agreement contemplated the merger of Wheels into a newly formed wholly owned subsidiary of Racing Champions. On November 11, 1997, discussions were suspended due to the companies' inability to reach an understanding with respect to the structure and general terms of the possible transaction.

     On November 20 and 24, 1997, the Racing Champions Board met telephonically to consider whether a modified merger proposal should be presented to Wheels. On November 24 and 25, 1997, management of Racing Champions and Wheels discussed by telephone the structure and various other business terms of a proposed merger of Wheels and Racing Champions. From November 28, 1997 through December 4, 1997, Wheels and Racing Champions conducted certain due diligence investigations. From November 24, 1997 through December 4, 1997, management of Wheels had various informal conversations with the individual members of the Wheels Board concerning the status of the proposed merger.

     On November 28, 1997, counsel for Racing Champions delivered a draft of the Original Merger Agreement to Wheels and its financial and legal advisors, and on December 1 and 2, 1997, counsel for the respective companies met in Milwaukee, Wisconsin to negotiate certain terms of the Original Merger Agreement and related documents.

     On December 3 and 4, 1997, the Racing Champions Board met telephonically to discuss the terms and conditions of the Merger Agreement and the Merger, various due diligence issues relating to Wheels and the potential consequences of the resignation of Coopers & Lybrand L.L.P. as auditors for Wheels. Representatives of Baird, counsel to Racing Champions and Racing Champions' management participated in the meetings and made presentations concerning the terms and conditions of the Merger Agreement. Baird provided certain oral advice concerning a financial analysis of Wheels and the combined company. On the evening of December 4, 1997, the Racing Champions Board unanimously authorized the Merger and the execution and delivery of the Original Merger Agreement.

     On December 4, 1997, the Wheels Board met in New York, New York to consider the terms and conditions of the Original Merger Agreement and the Merger. At this meeting, Morgan Keegan made an oral presentation to the Wheels Board regarding the structure of the proposed Merger and its ability to render its opinion that the Merger Consideration based on an Exchange Ratio of 0.80 is fair, from a financial point of view, to Wheels stockholders assuming satisfaction of Morgan Keegan's due diligence investigation and the verification of various assumptions. Legal counsel to Wheels also participated in the meeting and made a presentation regarding the terms and conditions of the Original Merger Agreement. On the evening of December 4, 1997, the Wheels Board unanimously authorized the Merger and the execution and delivery of the Original Merger Agreement.

     On the evening of December 4, 1997, Wheels and Racing Champions executed the Original Merger Agreement and the proposed Merger was publicly announced. The Original Merger Agreement permitted Racing Champions to continue its due diligence investigation of Wheels through February 2, 1998 and to terminate the Original Merger Agreement at any time on or prior to February 2, 1998 if Racing Champions was not reasonably satisfied with Wheels' business and financial condition as a result of Racing Champions' due diligence investigation.

     From December 4, 1997 through February 2, 1998, Racing Champions continued to conduct its due diligence investigation of Wheels in accordance with the terms of the Original Merger Agreement. On January 22, 1998, the Racing Champions Board met telephonically to evaluate the results of its ongoing due diligence investigation of Wheels. Representatives of Baird participated in the meeting and presented Baird's preliminary analysis of Wheels' financial condition and its anticipated operating results. As a result of the meeting, Racing Champions proposed that the Exchange Ratio be reduced from 0.80 to 0.70 and that the due diligence period of Racing Champions be extended beyond February 2, 1998. Racing Champions also proposed that, after the end of the due diligence period, Wheels and Racing Champions enter into the Merger Agreement to amend and restate the Original Merger Agreement and address the outstanding due diligence issues regarding Wheels and other matters regarding the Merger.

     On February 2 and 3, 1998, the Wheels Board met telephonically to discuss the proposed reduction in the Exchange Ratio and the extension of the Racing Champions due diligence investigation period. Legal counsel to Wheels participated in the meetings. Representatives of Morgan Keegan participated in these meetings and provided the Wheels Board with an analysis of the adjustment in the Exchange Ratio. Morgan Keegan provided the Wheels Board with the results of Racing Champions' due diligence which led to the reduction of the Exchange Ratio proposed by Racing Champions. The Wheels Board approved the reduction of the Exchange Ratio to 0.70 and the extension of Racing Champions' due diligence investigation, and on February 3, 1998, the companies executed and delivered an amendment to the Original Merger Agreement. On February 4, 1998, the amendment was publicly announced.

     During the month of February 1998, counsel for Wheels and counsel for Racing Champions had numerous conversations with respect to a variety of transaction-related issues and the terms and conditions of the proposed amended and restated Merger Agreement. On January 31, 1998, counsel for Racing Champions delivered a draft of the Merger Agreement to counsel for Wheels. A number of revised drafts of the Merger Agreement were subsequently circulated during the month of February. The Racing Champions Board met telephonically on February 9, 1998 and February 16, 1998, to discuss the proposed Merger Agreement and the status of the proposed Merger. Representatives of Baird participated in these meetings and provided Baird's preliminary financial analysis of Wheels and the combination of Racing Champions and Wheels. On February 20, 1998, the Wheels Board met telephonically to discuss the proposed Merger Agreement. Legal counsel to Wheels participated in the meeting. After this meeting, a number of open issues remained regarding the terms of the proposed Merger Agreement, including the effect on the Exchange Ratio of certain warrants (the "Lender Warrants") to purchase up to 509,358 shares of Wheels Common Stock issued by Wheels in connection with Wheels' credit agreement with Credit Agricole Indosuez, an unaffiliated commercial bank (the "Wheels Lender"). The Lender Warrants were issued to the Wheels Lender as a condition to the extension of a credit facility to Wheels on December 31, 1997 in accordance with the customary practices of the Wheels Lender when extending credit to similarly situated companies. Racing Champions proposed reducing the Exchange Ratio due to potential dilution from the Lender Warrants.

     At the end of February 1998, Racing Champions and Wheels decided to defer discussions regarding the Merger Agreement, particularly as it related to the Exchange Ratio and the potential dilution from the Lender Warrants, until their receipt of financial results of Wheels for the year ended December 31, 1997 which were expected during the month of March. On March 23, 1998, the Racing Champions Board met telephonically to discuss the status of the proposed Merger and a revised analysis of the valuation of Wheels based upon

Wheels' financial results for the year ended December 31, 1997. Legal counsel for Racing Champions and representatives of Baird participated in this meeting. The Racing Champions Board recommended presenting a revised draft of the Merger Agreement to Wheels providing for an Exchange Ratio of 0.51, subject to adjustment based upon the closing price of the Racing Champions Common Stock for the 10 trading days prior to the closing of the Merger.

     On March 30, 1998, counsel for Racing Champions delivered to counsel for Wheels a revised draft of the Merger Agreement reflecting an Exchange Ratio of
0.51 and a provision for adjustment of the Exchange Ratio to the extent that the Racing Champions Closing Price is less than $7.50 or greater than $14.00. On April 9, 1998, the Racing Champions Board met telephonically to discuss the proposed Merger Agreement. Legal counsel for Racing Champions and representatives of Baird participated in this meeting. At this meeting, Baird rendered its oral opinion, to the effect that, as of the date of the opinion and based upon and subject to certain assumptions, factors and limitations set forth therein, that the Merger Consideration based on an Exchange Ratio of 0.51, and subject to adjustment as provided in the Merger Agreement, is fair, from a financial point of view, to Racing Champions. Baird subsequently confirmed its oral opinion in writing on April 9, 1998. The Racing Champions Board unanimously approved the execution and delivery of the Merger Agreement. On April 7 and 9, 1998, the Wheels Board met telephonically to discuss the proposed Merger Agreement. Legal counsel for Wheels and representatives of Morgan Keegan participated in these meetings. At the April 9 meeting, Morgan Keegan rendered its oral opinion, to the effect that, as of the date of the opinion and based upon and subject to certain assumptions, factors and limitations set forth therein, that the Merger Consideration based on an Exchange Ratio of 0.51, and subject to adjustment as provided in the Merger Agreement, is fair, from a financial point of view, to Wheels' stockholders. Morgan Keegan subsequently confirmed its oral opinion in writing on April 10, 1998. The Wheels Board approved the proposed Merger Agreement. From April 10 to April 23, Racing Champions, Wheels and their respective legal counsel resolved a variety of transaction-related issues regarding the Merger Agreement and related documents. On April 23, 1998, the companies executed and delivered the Merger Agreement. On April 23, 1998, the Merger Agreement was publicly announced.

REASONS OF RACING CHAMPIONS FOR ENGAGING IN THE MERGER

     Pursuant to a unanimous written consent executed by each of the directors of Racing Champions on December 4, 1997, the Racing Champions Board determined that the Merger is in the best interests of the Racing Champions stockholders, unanimously approved the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement and unanimously resolved to recommend that the Racing Champions stockholders vote for approval of the Original Merger Agreement. Pursuant to a unanimous written consent executed by each of the directors of Racing Champions on April 9, 1998, the Racing Champions Board unanimously approved the Merger Agreement and the transactions contemplated therein and unanimously resolved to recommend that the Racing Champions stockholders vote for approval of the Merger Agreement. As described above under "Background of the Merger," at meetings held on December 3, 1997, December 4, 1997, January 22, 1998, February 9, 1998, February 16, 1998, March 23, 1998 and April 9, 1998, the Racing Champions Board received advice or presentations from and reviewed the then-current terms of the proposed Merger with Racing Champions' management and its financial and legal advisors. The presentations by Racing Champions' advisors described and explained the material terms and conditions of the proposed Merger as set forth in the drafts of the Original Merger Agreement and Merger Agreement.

          In reaching its conclusion to enter into the Merger Agreement and recommend that the Racing Champions stockholders vote for approval of the Merger Agreement, the Racing Champions Board considered the following to be the material and relevant factors:

          (i) The complementary nature of the business and the product offerings of Wheels and Racing Champions, and the belief of the Racing Champions Board that the combined company (a) would have a greater market presence and more extensive licensing arrangements among race team owners, drivers, sponsors, agents, vehicle manufacturers and major race sanctioning bodies and (b) would offer a more extensive line of NASCAR-related products through more diverse channels of distribution.

          (ii) Information regarding the assets, liabilities, financial condition, results of operations and prospects of Wheels and Racing Champions as separate entities and on a combined basis. The Racing Champions Board believed that such information supported its approval of the Merger Agreement.

          (iii) The structure of the transaction, including the expected accounting treatment of the Merger as a pooling of interests. The Racing Champions Board believed that if the Merger were to be treated as a purchase for accounting purposes (with the associated recognition of goodwill) rather than a pooling of interests, the market view of the Merger would be less favorable to the holders of Racing Champions Common Stock.

          (iv) A comparison of the dilution expected to be experienced by the current stockholders of Racing Champions as a result of the Merger Consideration with the Racing Champions Board's view of the earnings potential of the combined company after the Merger. The Racing Champions Board viewed this as a favorable factor.

          (v) The terms and conditions of the Merger Agreement, including the amount and the form of the consideration, as well as the parties' mutual representations, warranties and covenants, and the conditions to their respective obligations.

          (vi) The financial analyses performed by Racing Champions' financial advisor, Baird. The Racing Champions Board concluded that such analyses supported its approval of the Merger Agreement.

          (vii) The likelihood of consummation of the Merger.

     These were all of the material factors that were considered by the Racing Champions Board in reaching its decision to authorize the execution and delivery of the Merger Agreement. The Racing Champions Board concluded that each of these factors favored entering into the Merger Agreement. In view of the wide variety of factors considered in connection with its evaluation of the terms of the Merger, the Racing Champions Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its conclusions.

OPINION OF FINANCIAL ADVISOR TO RACING CHAMPIONS

     The Racing Champions Board retained Baird to act as its financial advisor in connection with the Merger and to assist it in its examination of the fairness, from a financial point of view, of the Exchange Ratio to Racing Champions. On April 9, 1998, Baird rendered its opinion to the Racing Champions Board to the effect that, as of such date, the Exchange Ratio was fair, from a financial point of view, to Racing Champions.

     THE FULL TEXT OF BAIRD'S OPINION, DATED APRIL 9, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY BAIRD IN RENDERING ITS OPINION, IS ATTACHED AS EXHIBIT D TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. BAIRD'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO RACING CHAMPIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY RACING CHAMPIONS STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER PROPOSAL OR THE CAPITALIZATION AMENDMENT PROPOSAL. THE SUMMARY OF BAIRD'S OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED AS EXHIBIT D. RACING CHAMPIONS STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

     In conducting its investigation and analysis and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors as it deemed relevant under the circumstances. In that connection, Baird, among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of Racing Champions and Wheels furnished to Baird for purposes of its analysis, as well as publicly available information including but not limited to Racing Champions' and Wheels' recent filings with the Securities and Exchange Commission (the "SEC") and research reports on Racing Champions prepared by the equity analysts of various investment banking firms, including Baird; (ii) reviewed the draft Merger Agreement in the form presented to the Racing Champions Board; (iii) compared the financial position and operating results of Racing Champions and Wheels with those of other publicly traded companies Baird deemed relevant; (iv) compared the historical market prices and trading activity of Racing Champions Common Stock and Wheels Common Stock with those of certain other publicly traded companies Baird deemed relevant; (v) compared the proposed financial terms of the Merger with the financial terms of certain other business combinations Baird deemed relevant; and (vi) reviewed certain potential pro forma effects of the Merger on Racing Champions. Baird held discussions with members of Wheels' and Racing Champions' senior management concerning Wheels' and Racing Champions' historical and current financial condition and operating results, as well as future prospects. Baird also considered such other information, financial studies, analysis and investigations and financial, economic and market criteria which Baird deemed relevant for the preparation of this opinion. Racing Champions and Wheels determined the Exchange Ratio in arms-length negotiations. Racing Champions did not place any limitation upon Baird with respect to the procedures followed or factors considered by Baird in rendering its opinion.

     In arriving at its opinion, Baird assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to Baird by or on behalf of Racing Champions and Wheels, and was not engaged to independently verify any such information. Baird assumed, with Racing Champions' consent, that (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Racing Champions and Wheels are as set forth in their respective financial statements, and the pro forma adjustments thereto set forth in the draft Joint Proxy Statement/Prospectus available on the date of such opinion will not be materially altered; (ii) the Merger will be accounted for as a pooling of interests transaction; (iii) the strategic and operating benefits currently contemplated by Racing Champions' and Wheels' management will be realized; and (iv) the Merger will be consummated in accordance with the terms of the Merger Agreement, without any material amendment thereto and without waiver by Racing Champions or Wheels of any of the material conditions to their respective obligations thereunder. Baird also assumed that the financial forecasts of Racing Champions and Wheels examined by Baird were reasonably prepared on a basis reflecting the best available estimates and good faith judgments of Racing Champions' senior management as to future performance of Racing Champions, and Wheels' senior management as to future performance of Wheels. In conducting its review, Baird did not undertake nor obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Racing Champions or Wheels. Baird's opinion necessarily is based upon economic, monetary and market conditions as they existed and could be evaluated on the date of the opinion, and does not predict or take into account any changes which may have occurred, or information which may have become available, after the date of such opinion. Baird's opinion does not constitute an opinion as to the price at which Racing Champions Common Stock will actually trade at any time.

     The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion:

     Analysis of Wheel's Valuation Premiums. Baird calculated the "Announcement Price" reflected by the terms of the Merger to be $3.698 for each share of Wheels Common Stock, obtained by multiplying an Exchange Ratio of 0.51 by the closing price per share of Racing Champions Common Stock of $7.25 per share on December 4, 1997. Baird compared the premium which is calculated to holders of Wheels Common Stock represented by the Announcement Price of $3.698 per share, to the closing prices for the Wheels Common Stock on December 4, 1997 (one business day prior to the announcement of the Merger) and on the dates 30 days and 90 days prior thereto. Baird calculated that the Announcement Price represented the following premiums to holders of Wheels Common Stock: (i) a discount of 39.6% from the closing price of $6.125 for the Wheels Common Stock one day prior to the announcement of the Merger; (ii) a discount of 53.8% from the closing price of $8.00 for Wheels Common Stock 30 days prior thereto; (iii) a discount of 43.1% from the closing price of $6.50 for Wheels Common Stock 90 days prior thereto; (iv) a discount of 52.1% from the average closing price of $7.719 for Wheels Common Stock since its initial public offering on April 16, 1997;

and (v) a discount of 37.3% from the initial public offering price of $5.90 for Wheels Common Stock on April 16, 1997.

     Analysis of Wheels Valuation Multiples. Baird calculated the "Implied Price" reflected by the terms of the Merger to be $5.833 for each share of Wheels Common Stock, obtained by multiplying an Exchange Ratio of 0.51 by the closing price per share of Racing Champions Common Stock of $11.4375 on April 7, 1998. Baird then calculated the "Implied Consideration" to be $32.1 million, obtained by multiplying the Implied Price by the total number of outstanding shares of Wheels Common Stock, including shares issuable upon exercise of stock options issued prior to September 1, 1997 and warrants, less net proceeds from the exercise of such stock options and warrants. Baird also included in the calculation of Implied Consideration Racing Champions options to be granted at exercise prices not lower than the share price of Racing Champions Common Stock on the Closing Date. In performing its analysis, Baird used among other things, pro forma operating statistics for Wheels latest twelve months ("LTM") through December 31, 1997, reflecting certain operating adjustments, including those presented in this Joint Proxy Statement/Prospectus ("Pro Forma"). Baird calculated multiples of the Implied Price to Wheels' LTM fully diluted Pro Forma earnings per share and its projected net income for calendar years 1998 and 1999 (based on Wheels' management estimates) and multiples of Wheels' "Enterprise Value" (defined as the market value of the common equity plus the book value of total pro forma debt, less excess cash and cash equivalents) to its LTM Pro Forma revenues, its LTM Pro Forma operating income before depreciation and amortization, interest and taxes ("EBITDA") and its LTM Pro Forma operating income ("EBIT"). The calculations resulted in ratios of the Implied Consideration to net income ("P/E Ratios") of 66.9x based on LTM Pro Forma results, 11.0x based on projected 1998 results and 9.2x based on projected 1999 results. Based on the Implied Consideration, the ratio of Enterprise Value to LTM Pro Forma revenues was 1.8x, the ratio of Enterprise Value to LTM Pro Forma EBITDA was 16.3x and the ratio of Enterprise Value to LTM Pro Forma EBIT was 21.5x.

     Analysis of Selected Publicly Traded Wheels Comparable Companies. Baird reviewed certain publicly available financial information as of the most recently reported period and stock market information as of April 7, 1998 for certain selected publicly traded companies which Baird deemed relevant. Such comparable companies consisted of: Action Performance Companies, Inc., Equity Marketing, Inc., HA-LO Industries, Inc., Play By Play Toys & Novelties, Inc., Racing Champions Corporation, Russ Berrie and Company, Inc., Starter Corporation, Toy Biz, Inc. and Tultex Corporation. For each comparable company, Baird compared historical and projected net income growth rates and operating profitability to that of Wheels. Baird noted that Wheels' expected growth rate from Pro Forma 1997 to 1998 based on Company projections was higher than the highest rate generated by the comparable companies. For each comparable company, Baird calculated multiples as of April 7, 1998 of Enterprise Value to LTM revenues, LTM EBITDA and LTM EBIT. Baird then compared these multiples to the relevant Wheels multiples based on the Implied Price. An analysis of the multiples of Enterprise Value to LTM Pro Forma revenues, LTM Pro Forma EBITDA and LTM Pro Forma EBIT yielded 1.8x, 16.3x and 21.5x, respectively, for Wheels compared to means of 1.6x, 13.3x and 14.4x, respectively and highs of 3.7x, 24.5x and 28.2x, respectively for Wheels comparable companies. For Wheels and each comparable company, Baird also calculated P/E ratios as of April 7, 1998 based on market stock prices as of such date and LTM earnings per share and estimated earnings per share (derived from company projections) for calendar 1998 and 1999. An analysis of the P/E Ratios based on net income for Wheels LTM Pro Forma, projected 1998 and 1999 yielded 66.9x, 11.0x and 9.2x, respectively, compared to LTM, 1998 and 1999 means of 22.6x, 16.4x and 12.9x, respectively, for Wheels comparable companies.

     Analysis of Selected Publicly Traded Racing Champions Comparable
Companies. In order to assess the relative public market valuation of the Racing Champions Common Stock to be used by Racing Champions in exchange for Wheels Common Stock, Baird reviewed certain publicly available financial information as of the most recently reported period and stock market information as of April 7, 1998 for certain selected publicly traded companies which Baird deemed relevant. Such comparable companies consisted of: Action Performance Companies, Inc., Department 56, Inc., Empire of Carolina, Inc., Galoob Toys, Inc., Hasbro, Inc., Mattel, Inc., Play By Play Toys & Novelties, Inc., Russ Berrie and Company, Inc., Stanhome, Inc., Toy Biz, Inc. and Zindart Limited. For each comparable company, Baird calculated multiples as of April 7, 1998 of Enterprise Value to LTM revenues, LTM EBITDA and LTM EBIT. Baird then compared these multiples to the relevant Racing Champions multiples based on a Racing Champions share price of $11.4375 on April 7, 1998. An analysis of the multiples of Enterprise Value to LTM revenues, LTM EBITDA and LTM EBIT yielded 2.2x, 7.3x and 9.2x, respectively, for Racing Champions compared to a range of 0.4x, 7.8x and 9.4x, respectively on the low end and 3.7x, 24.5x and 27.4x, respectively on the high end, for Racing Champions comparable companies. For Racing Champions and each comparable company, Baird also calculated P/E ratios as of April 7, 1998 based on market stock prices as of such date and LTM earnings per share and estimated earnings per share (derived from equity research analysts' reports) for calendar years 1998 and 1999. An analysis of the P/E Ratios based on earnings per share for Racing Champions LTM, 1998 and 1999 yielded 15.7x, 13.3x and 11.6x, respectively, compared to LTM, 1998 and 1999 means of 19.3x, 16.0x and 12.6x, respectively, for Racing Champions comparable companies.

     Analysis of Selected Comparable Acquisition Transactions. Baird reviewed selected transactions involving the acquisition of companies in businesses which Baird deemed relevant. Such transactions were chosen based on a review of acquired companies which possessed general business, operating and financial characteristics representative of companies in the industry in which Wheels operates. Baird noted that none of the selected transactions reviewed was identical to the Merger and that, accordingly, the analysis of comparable transactions necessarily involves complex consideration and judgments concerning differences in financial and operating characteristics of Wheels and other factors that would affect the acquisition value of comparable transactions. For each comparable transaction, Baird calculated multiples of Enterprise Value to LTM revenues, LTM EBITDA and LTM EBIT; calculated P/E Ratios based on LTM earnings per share; and calculated the premium paid for the equity in these transactions over the public market value of the equity at various times prior to the announcement of such transaction. Baird then compared those multiples and premiums to the relevant Wheels multiples and premiums based on the Implied Price. These calculations yielded multiples of Enterprise Value to LTM Pro Forma revenues, LTM Pro Forma EBITDA and LTM Pro Forma EBIT of 1.8x, 16.3x and 21.5x, respectively, for Wheels, compared to means of 1.1x, 7.4x and 10.0x, respectively, and highs of 1.9x, 11.3x and 22.3x, respectively, for the comparable acquisition transactions. An analysis of the P/E Ratios based on LTM Pro Forma net income yielded 66.9x for Wheels compared to a mean of 17.5x and a high of 42.6x for the comparable transactions. An analysis of the Implied Price to the market value of Wheels shares as of December 4, 1998, 30 days and 90 days prior thereto, compared to the prices paid for the equity in such comparable acquisition transactions relative to the market value of equity 1 day, 30 days and 90 days prior to the announcement date of such transactions, yielded a discount of 4.8%, a discount of 27.1% and a discount of 10.3%, respectively, for Wheels, compared to mean premiums of 37.4%, 56.1% and 68.5%, respectively, for the comparable acquisition transactions.

     Contribution Analysis. Baird analyzed Racing Champions' and Wheels' relative contribution to the combined company with respect to certain measurements, including revenues, EBITDA, EBIT and net income. As a result of the Merger, Wheels stockholders will own approximately 17.2% of the fully diluted Racing Champions Common Stock assuming an Exchange Ratio of 0.510. Wheels' contribution, based on Wheels' LTM Pro Forma and estimated 1998 statistics, to the combined companies ranges from 24.6% to 34.6% of revenues, 11.0% to 22.5% of EBITDA, 10.3% to 24.8% of EBIT and 4.7% to 20.1% of net
income.

     Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis of Wheels on a stand alone basis using management projections of future EBIT for fiscal years 1998 through 2002 and free cash flow without taking into account cost savings and synergies which may be realized following the Merger. In such analysis, Baird assumed terminal value multiples of 10.0x to 12.0x EBIT in the year 2002 and discount rates of 13.0% to 17.0%. Such analysis produced implied values of Wheels shares ranging from $11.22 to $16.07.

     Pro Forma Merger Analysis. Baird prepared pro forma analyses of the financial impact of the Merger. In conducting its analysis, Baird relied upon certain assumptions described above and earnings estimates for Wheels (prepared by Wheels management) and Racing Champions (prepared by Racing Champions management). Baird compared the earnings per share of Racing Champions Common Stock, on a stand-alone basis, to the earnings per share of the common stock of the combined companies on a pro forma basis. The analysis (assuming no transaction-related expenses) indicated that the proposed transaction would be accretive to Racing Champions' stockholders on an earnings per share basis in fiscal years 1998 and 1999. The results of the pro forma merger analysis are not necessarily indicative of future operating results or financial position.

     Exchange Ratio Analysis. Baird performed an analysis of the historical trading ratio between Wheels Common Stock and Racing Champions Common Stock based on the closing market price per share of Wheels Common Stock relative to the closing market price per share of Racing Champions Common Stock for each trading day during the period from June 12, 1997, the date of Racing Champions' initial public offering, through December 4, 1997. This analysis yielded a historical trading ratio ranging from a low of 0.390x to a high of 1.220x, with an average trading ratio during this period of 0.681x. Baird also calculated the ratio of the per share price on April 7, 1998 of Wheels Common Stock ($6.25) to the per share closing price on such day of Racing Champions Common Stock ($11.4375). This yielded a trading ratio of 0.546x.

     The foregoing summary does not purport to be a complete description of the analyses performed by Baird or of its presentations to the Racing Champions Board. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes underlying the analyses conducted by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

     Baird, as part of its investment banking business, is continually engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Racing Champions retained Baird because of its experience and expertise in the valuation of businesses and their securities in connection with mergers and acquisitions. In the ordinary course of business, Baird may from time to time trade equity securities of Racing Champions and Wheels for its own account and for accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Certain affiliates of Baird own shares of Racing Champions Common Stock. An officer of Baird is a director of the Racing Champions.

     Compensation. Pursuant to an engagement letter agreement dated November 11, 1997 between Racing Champions and Baird, Racing Champions agreed to pay Baird a fee of $125,000, payable upon delivery of its opinion, regardless of the conclusions reached by Baird in such opinion (such fee to be creditable against the transaction fee described below) and a transaction fee, payable upon consummation of the Merger, of $250,000. Racing Champions has also agreed to reimburse Baird for its reasonable out-of-pocket expenses. Racing Champions has also agreed to indemnify Baird, its affiliates and their respective directors, officers, employees and agents and controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws. In the past, Baird has provided investment banking services to Racing Champions, including acting as financial advisor in Racing Champions' 1996 Recapitalization and as lead manager in connection with Racing Champions' initial public offering in June of 1997, for which Baird received customary compensation.

REASONS OF WHEELS FOR ENGAGING IN THE MERGER

     At a meeting held on December 4, 1997, the Wheels Board determined that the Merger is in the best interests of the Wheels stockholders, unanimously approved the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement and unanimously resolved to recommend that the Wheels stockholders vote for approval of the Original Merger Agreement. At a meeting held on April 9, 1998, the Wheels Board unanimously approved the Merger Agreement and the transactions contemplated therein and unanimously resolved to recommend that the Wheels stockholders vote for approval of the Merger Agreement. As described above under "-- Background of the Merger," at meetings held on December 4,

1997, February 2, 1998, February 3, 1998, February 20, 1998, April 7, 1998 and
April 9, 1998, the Wheels Board received advice or presentations from and reviewed the then-current terms of the proposed Merger with, Wheels' management and its financial and legal advisors. The presentations by Wheels' advisors described and explained the material terms and conditions of the proposed Merger as set forth in the drafts of the Original Merger Agreement and the Merger Agreement.

     In reaching its conclusion to enter into the Merger Agreement and recommend that the Wheels' stockholders vote for approval of the Merger Agreement, the Wheels Board considered the following factors to be material and relevant:

          (i) The belief of the Wheels Board that the complementary business operations and product offerings of Racing Champions and Wheels would enable the combined company to (a) achieve a greater presence in their respective markets, (b) realize certain economies of scale and operating efficiencies, (c) secure more extensive licensing arrangements among race team owners, drivers, sponsors, agents, vehicle manufacturers and major race sanctioning bodies than Wheels would achieve in the absence of the Merger and (d) offer a more extensive line of NASCAR-related products through more diverse channels of distribution.

          (ii) Information regarding the assets, liabilities, financial condition, results of operations and prospects of Wheels and Racing Champions as separate entities and on a combined basis. The Wheels Board believed that such information supported its approval of the Merger Agreement.

          (iii) The determination of the Wheels Board that the Merger would enhance Wheels' access to capital which will be required for its continued growth, as well as the terms and conditions on which such additional capital would likely be available.

          (iv) The belief of the Wheels Board that the expected valuation of Racing Champions Common Stock to be received by the current Wheels stockholders would be favorable to the Wheels stockholders based on historical and projected operating results of Wheels and Racing Champions and on the new business opportunities which may be recognized by the combined company.

          (v) The belief of the Wheels Board that coverage of the Racing Champions Common Stock by recognized investment banks and equity analysts after the Merger would be significantly more extensive than the coverage of Wheels Common Stock in the absence of the Merger. The Wheels Board believes that this more extensive coverage will provide a more liquid, less volatile market for the securities to be received by the Wheels stockholders in the Merger.

          (vi) The terms and conditions of the Merger Agreement, including the amount and the form of the consideration, as well as the parties' mutual representations, warranties and covenants, and the conditions to their respective obligations. The Wheels Board considered that the form of the consideration in the Merger, which permits holders of Wheels Common Stock to exchange all of their shares of Wheels Common Stock for registered shares of Racing Champions Common Stock on a tax-free basis, represents a favorable transaction for the Wheels stockholders.

          (vii) The composition and strength of the senior management of the combined company.

          (viii) The belief of the Wheels Board that the preliminary financial analyses performed by its financial advisor, Morgan Keegan, support its approval of the Merger Agreement.

          (ix) The structure of the transaction, including the expected accounting treatment of the Merger as a pooling of interests. The Wheels Board believed that if the Merger were to be treated as a purchase for accounting purposes (with the associated recognition of goodwill) rather than a pooling of interests, the market view of the Merger would be less favorable to the holders of Wheels Common Stock.

          (x) The terms of the Merger Agreement that permit Wheels, under certain circumstances, to terminate the Merger Agreement and recommend an unsolicited proposal to acquire Wheels if the Wheels Board determines in its good faith reasonable judgment, after consultation with and based upon the written opinion of legal counsel, that such termination is required in order to comply with its fiduciary duties. In that regard,

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

     the Wheels Board specifically considered the applicability and amount of the Termination Fee. See "THE MERGER PROPOSAL -- The Merger
     Agreement -- Termination Fee and Expenses." The Wheels Board did not view the Termination Fee as unreasonably impeding any interested third party from proposing a superior transaction.

          (xi) The likelihood of consummation of the Merger.

     These were all of the factors that were considered by the Wheels Board in reaching its decision to authorize the execution and delivery of the Merger Agreement. The Wheels Board concluded that each of these factors favored entering into the Merger Agreement. In view of the wide variety of factors considered in connection with its evaluation of the terms of the Merger, the Wheels Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its conclusions.

OPINION OF FINANCIAL ADVISOR TO WHEELS

     Wheels retained Morgan Keegan as its financial advisor to render an opinion to the Wheels Board concerning the fairness, from a financial point of view, to Wheels stockholders of the Merger Consideration to be paid pursuant to the Merger Agreement. Morgan Keegan was retained by Wheels on the basis of, among other things, its experience and expertise and familiarity with merchandising companies, the retail industry and Wheels. As part of its investment banking business, Morgan Keegan is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various purposes.

     On December 4, 1997, at the first meeting of the Wheels Board held to evaluate the proposed Merger, Morgan Keegan made an oral presentation to the Wheels Board regarding the structure of the transaction and its ability to render its opinion that the Merger Consideration is fair, from a financial point of view, to Wheels stockholders assuming satisfaction of Morgan Keegan's due diligence investigation and the veracity of various assumptions. On April 9, 1998 at a meeting of the Wheels Board held to evaluate the terms of the proposed Merger, Morgan Keegan made an oral presentation to the Wheels Board regarding the structure of the transaction and rendered its oral opinion that the Merger Consideration is fair, from a financial point of view, to the Wheels stockholders. Morgan Keegan subsequently confirmed its oral opinion in writing on April 10, 1998.

     THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN KEEGAN, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS EXHIBIT D AND IS INCORPORATED HEREIN BY REFERENCE. WHEELS STOCKHOLDERS ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. MORGAN KEEGAN'S OPINION IS DIRECTED ONLY TO THE FAIRNESS TO THE WHEELS STOCKHOLDERS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO BE PAID AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE WHEELS SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN KEEGAN SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Morgan Keegan reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Wheels and certain senior officers and other representatives and advisors of Racing Champions concerning the businesses, operations and prospects of Wheels and Racing Champions. Morgan Keegan examined certain publicly available business and financial information relating to Wheels and Racing Champions as well as certain financial forecasts and other data for Wheels and Racing Champions which were provided to Morgan Keegan by or otherwise discussed with the respective managements of Wheels and Racing Champions, including information relating to certain strategic implications and operational benefits anticipated from the Merger. Morgan Keegan reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: the historical and projected earnings and operating data of Wheels and Racing Champions; the capitalization and financial condition of Wheels and Racing Champions; and current and historical market prices and trading volumes of Wheels Common Stock and Racing Champions Common Stock. Morgan Keegan analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose businesses Morgan Keegan considered relevant in evaluating those of Wheels and Racing Champions. Morgan Keegan also considered the potential pro forma financial impact of the Merger on the new entity which will result from the merger of Wheels and Racing Champions ("New Racing Champions"). In addition to the foregoing, Morgan Keegan conducted such other analyses and examinations and considered such other financial, economic and market criteria as Morgan Keegan deemed appropriate to arrive at its opinion. Morgan Keegan noted that its opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Morgan Keegan as of the date of its opinion.

     In conducting its review and rendering its opinion, Morgan Keegan assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with Morgan Keegan. With respect to financial forecasts and other information provided to or otherwise reviewed by or discussed with Morgan Keegan, the managements of Wheels and Racing Champions advised Morgan Keegan that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Wheels and Racing Champions as to the future financial performance of Wheels and Racing Champions and the strategic implications and operational benefits anticipated from the Merger. Morgan Keegan assumed, with the consent of the Wheels Board, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. Morgan Keegan's opinion relates to the relative values of Wheels and Racing Champions. Morgan Keegan did not express any opinion as to what the value of the Racing Champions Common Stock received by current Wheels stockholders actually will be when issued pursuant to the Merger or the price at which new Racing Champions Common Stock will trade subsequent to the Merger. In addition, Morgan Keegan did not make or obtain an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Wheels or Racing Champions nor did Morgan Keegan make any physical inspection of the properties or assets of Wheels or Racing Champions. Morgan Keegan was not asked to consider, and its opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Wheels or the effect of any other transaction in which Wheels might engage. In addition, although Morgan Keegan evaluated the Merger Consideration from a financial point of view, Morgan Keegan was not asked to and did not recommend the specific consideration payable in the Merger, which was determined by Wheels and Racing Champions through arms-length negotiations. No other limitations were imposed by Wheels on Morgan Keegan with respect to the investigations made or procedures followed by Morgan Keegan in rendering its opinion.

     The following is a summary of the material aspects of the financial and comparative analyses presented orally by Morgan Keegan to the Wheels Board on April 9, 1998 (the "Morgan Keegan Report") in connection with its opinion:

     Comparable Company Analysis. Morgan Keegan reviewed and compared certain financial information relating to Wheels to corresponding financial information, ratios and public market multiples for five publicly traded companies that it deemed to be comparable to Wheels. The companies which Morgan Keegan used for purposes of this analysis were Action Performance Companies, Inc., Fotoball USA, Inc., Global One Distribution & Merchandising, Inc., Racing Champions Corporation and Zindart Limited. No company used in Morgan Keegan's analysis was identical to Wheels. Accordingly, Morgan Keegan considered the market multiples for the composite of comparable companies to be more relevant than the market multiples of any single company.

     Morgan Keegan calculated a range of market multiples for the comparable companies by dividing adjusted market value (market value based on the closing price per share on April 8, 1998 plus third-party debt less cash) by each such company's latest twelve months reported sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT); projected 1998 price to earnings ("P/E") ratios; and by dividing market value as of April 8, 1998 by each such company's latest twelve months reported net income and latest reported book value. This analysis indicated that the median multiple for sales was 1.4x, for EBITDA was 8.2x, for EBIT was 10.1x, for net income was 21.9x and for book value was 3.0x. This compared to corresponding multiples for Wheels of 1.6x sales. For the latest twelve months ended December 31, 1997 ("LTM"), Wheels had negative EBITDA, EBIT, net income and book value. Morgan Keegan also calculated ranges of implied equity values for Wheels based upon the comparable company multiples and Wheels LTM financial information. The median equity values for categories in which Wheels' results were positive were $30.41 million with respect to sales, and $40.83 million based upon 1998 projected P/E values. In Morgan Keegan's judgment, this comparable company analysis resulted in an implied equity value range for Wheels of up to $40.83 million, which translates into a maximum Wheels Common Stock valuation of $7.35 per share based upon 1998 projected P/E values. However, the median equity value based upon LTM operating statistics results in a negative equity value for Wheels Common Stock.

     No company or transaction used in the comparable companies analysis for comparative purposes is identical to Wheels. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable company data.

     Contribution Analysis. Morgan Keegan analyzed the pro forma contribution of each Wheels and Racing Champions to the LTM and projected twelve months ending December 31, 1998 ("1998") to the operating results of New Racing Champions. Morgan Keegan calculated that Wheels would have contributed 27.50% to pro forma combined LTM net sales; contributed (22.82)% to pro forma combined LTM EBITDA; contributed (36.55)% to pro forma combined LTM EBIT; had a significant negative impact on LTM net income and contributed 11.28% to pro forma combined December 31, 1997 book value. Wheels is projected to contribute 33.97% to pro forma combined 1998 net sales; 21.74% to pro forma combined 1998 EBITDA; 24.31% to pro forma combined 1998 EBIT; 19.71% to pro forma combined 1998 net income. The range of percentage ownership of Wheels stockholders of the combined company based on the closing price for Racing Champions Common Stock on April 8, 1998 of $11.94 is 17.21%. Morgan Keegan concluded that from Wheels stockholders' perspective, Wheels' percentage contribution to net sales, gross profit, operating cash flow, operating income, net income and book value compares favorably with the percentage ownership of the combined company proposed as Merger Consideration.

     Discounted Cash Flow Analysis. Morgan Keegan performed a discounted cash flow analysis of the projected free cash flow of Wheels for calendar years 1998 through 2002, based on operating projections provided by Wheels management. Using this information, Morgan Keegan calculated a range of equity values for Wheels based on the sum of (i) the present value of the free cash flows of Wheels and (ii) the present value of the estimated terminal value for Wheels assuming that it was sold at the end of fiscal year 2002. In performing its discounted cash flow analysis, Morgan Keegan assumed, among other things, discount rates of 19% to 29% and terminal multiples of EBITDA of 5.0x to 8.0x. Those discount rates and terminal multiples reflect Morgan Keegan's qualitative judgments concerning the specific risk associated with such an investment and the historical and projected operating performance of Wheels. Such analysis implied an equity value range for Wheels of $21.28 million to $46.94 million which translates into an implied price per share of Wheels Common Stock of between $3.83 and $8.45.

     Pro Forma Earnings Per Share Analysis. Morgan Keegan also analyzed the effect of the Merger on the financial projections of New Racing Champions based on the Merger Consideration to be paid to Wheels stockholders pursuant to the Merger Agreement. Wheels stand alone projections for 1998 and 1999 were compared with pro forma projections for Racing Champions to determine New Racing Champions earnings per share and other measures of profitability. The pro forma earnings per share figures derived from this calculation were then compared to Wheels projected earnings per share in order to determine the degree of dilution, if any, to Wheels stockholders subsequent to the Merger. The results of the analysis indicated that the Merger of Wheels and Racing Champions would result in accretion to the equivalent projected earnings per share of Wheels Common stock.

     Exchange Ratio Analysis. Morgan Keegan analyzed the historical stock trading price relationship between Wheels and Racing Champions since the Racing Champions Offering completed on June 12, 1997 until just prior to the Morgan Keegan Report. Based on its analysis, Morgan Keegan calculated an average exchange ratio (Wheels stock price divided by Racing Champions stock price) of
0.562 as compared to an assumed Exchange Ratio of 0.510 based on the closing prices of Wheels and Racing Champions Common Stock for the 10 trading days prior to the day before the date of the delivery of the Opinion, an average exchange ratio of 0.605 for the 30 trading days prior to the day before the date of the delivery of the opinion, an average exchange ratio of 0.664 for the 60 trading days prior to the day before the date of the delivery of the opinion, an average exchange ratio of 0.723 for the 90 trading days prior to the day before the date of the delivery of the opinion and an average exchange ratio of 0.694 since the Racing Champions Offering on June 12, 1997 until the day before the date of the delivery of this opinion.

     The summary of the Morgan Keegan Report set forth above does not purport to be a complete description of the presentation by Morgan Keegan of the Morgan Keegan Report to the Wheels Board or of the analyses performed by Morgan Keegan. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Morgan Keegan believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the above summary, without considering all factors and analyses, would create an incomplete view of the process underlying the analyses set forth in the Morgan Keegan Report and its opinion. In addition, Morgan Keegan may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to represent the actual value of Wheels or the combined company.

     In performing its analyses, Morgan Keegan made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Wheels or Racing Champions. The analyses performed by Morgan Keegan are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Keegan's analysis of the fairness, from a financial point of view, of the exchange ratio received by Wheels stockholders and were discussed with the Wheels Board at its April 9, 1998 meeting. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Morgan Keegan's presentation to the Wheels Board and its opinion was one of many factors taken into consideration by the Wheels Board in making its determination to approve the Merger Agreement.

     In addition to rendering the opinion, Morgan Keegan has in the past provided investment banking services to Wheels, for which it received customary fees. In the ordinary course of its business, Morgan Keegan makes a market in Wheels Common Stock and may trade such securities for its own account and for the account of its customers and may at any time hold a short or long position in such securities. Morgan Keegan has expressed no opinion as to the prices at which shares of Racing Champions Common Stock may trade following completion of the Merger.

     Wheels has agreed to pay Morgan Keegan a fee of $125,000 for providing a fairness opinion pursuant to an engagement letter. This portion of Morgan Keegan's fee is not contingent upon the closing of the transaction. In addition, upon the closing of the transaction, Morgan Keegan will receive an additional financial advisory fee of $125,000. Wheels also has agreed to reimburse Morgan Keegan for its reasonable out-of-pocket expenses including reasonable legal fees and expenses and to indemnify Morgan Keegan against certain liabilities, including liabilities under the federal securities laws.

THE MERGER

     The following information describes the material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the exhibits hereto, including the Merger Agreement, which is attached to this Joint Proxy Statement/Prospectus as Exhibit A and is incorporated herein by reference. All stockholders are urged to read Exhibit A in its entirety.

     The Racing Champions Board has unanimously approved the Merger Agreement and recommended approval and adoption of the Merger Proposal by its stockholders and has determined that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Racing Champions' stockholders. See "THE MERGER PROPOSAL -- Reasons of Racing Champions for Engaging in the Merger."

     The Wheels Board has unanimously approved the Merger Agreement and recommended approval and adoption of the Merger Proposal by its stockholders and has determined that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Wheels' stockholders. See "THE MERGER PROPOSAL -- Reasons of Wheels for Engaging in the Merger."

     Effects of the Merger. Upon consummation of the Merger, (a) Acquisition will merge with and into Wheels, with Wheels being the Surviving Corporation;
(b) Wheels will become a wholly owned subsidiary of Racing Champions; (c) each share of Wheels Common Stock outstanding immediately prior to the Effective Time (other than shares of Wheels Common Stock, if any, not converted because of the exercise of dissenters' appraisal rights and other than shares of Wheels Common Stock, if any, held by Wheels, Racing Champions or Acquisition) will be converted into the right to receive whole shares of Racing Champions Common Stock and a cash payment in lieu of fractional shares based upon the Exchange Ratio determined as described under "-- Exchange Ratio" below; (d) each share of Wheels Common Stock outstanding immediately prior to the Effective Time and held by Wheels as treasury shares or by Racing Champions or Acquisition will be canceled and retired without consideration; and (e) each Acquisition Share will be converted into one share of Common Stock of the Surviving Corporation.

     Each certificate previously representing shares of Wheels Common Stock will thereafter represent only the right to receive the Merger Consideration to which such certificate is entitled pursuant to the Merger Agreement. Certificates previously representing shares of Wheels Common Stock may be exchanged for the Merger Consideration as provided below. Each share of Wheels Common Stock held by Racing Champions, Acquisition or Wheels will be canceled and retired and no payment will be made with respect thereto.

     For a description of the procedures for exchanging certificates representing shares of Wheels Common Stock, see "-- Procedures for Exchange of Certificates."

     Effective Time. If the Merger Agreement is adopted by the requisite vote of the stockholders of Wheels and Racing Champions and the other conditions to the Merger are satisfied (or waived to the extent permitted), the Merger will be consummated and effective upon the filing of Articles of Merger with the Secretary of State of the State of North Carolina. The date and time the Merger is effective is referred to herein as the "Effective Time."

     The Merger Agreement provides that the parties will cause the Effective Time to occur as promptly as practicable after the approval of the Merger Agreement by the stockholders of Wheels and Racing Champions and the satisfaction (or waiver, if permissible) of the other conditions set forth in the Merger Agreement. In certain circumstances, Racing Champions or Wheels may terminate the Merger Agreement prior to the Effective Time, whether before or after approval and adoption of the Merger Agreement by the stockholders of Wheels or Racing Champions. See " -- The Merger Agreement -- Termination."

     Exchange Ratio. Each share of Wheels Common Stock that is issued and outstanding at the Effective Time (other than shares of Wheels Common Stock, if any, not converted because of the exercise of dissenters' appraisal rights and other than shares of Wheels Common Stock, if any, held by Wheels, Racing Champions or Acquisition, which are to be canceled as part of the Merger) will be converted into and become the right to receive whole shares of Racing Champions Common Stock and a cash payment in lieu of fractional shares based upon the Exchange Ratio determined as follows: (a) the Exchange Ratio will equal
0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock if the Racing Champions Closing Price is greater than or equal to $7.50 per share and less than or equal to $14.00 per share; (b) the Exchange Ratio will equal $3.825 divided by the Racing Champions Closing Price if the Racing Champions Closing Price is less than $7.50 per share; and (c) the Exchange Ratio will equal $7.14 divided by the Racing Champions Closing Price if the Racing Champions Closing Price is greater than $14.00 per share.

     The following table indicates, based on the assumed Racing Champions Closing Prices indicated, the aggregate number of shares of Racing Champions Common Stock which would be issuable in the Merger, the resulting aggregate value of the Merger Consideration and the resulting adjusted Exchange Ratio.

                     NUMBER OF SHARES
 ASSUMED RACING     OF RACING CHAMPIONS        AGGREGATE
CHAMPIONS CLOSING      COMMON STOCK             VALUE OF
      PRICE            TO BE ISSUED       MERGER CONSIDERATION   EXCHANGE RATIO
-----------------   -------------------   --------------------   --------------
     $20.00              2,490,541            $49,810,824            0.357
      18.00              2,767,268             49,810,824            0.397
      16.00              3,113,177             49,810,824            0.446
      14.00              3,557,916             49,810,824            0.510
      12.00              3,557,916             42,694,992            0.510
      10.00              3,557,916             35,579,160            0.510
       8.00              3,557,916             28,463,328            0.510
       7.50              3,557,916             26,684,370            0.510
       6.00              4,447,395             26,684,370            0.638
       4.00              6,671,093             26,684,370            0.956

     The Merger Agreement also provides that if, prior to the Effective Time, the outstanding shares of Racing Champions Common Stock or Wheels Common Stock are changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Exchange Ratio will be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

     Fractional Shares. No fractional share of Racing Champions Common Stock or certificates or scrip will be issued in connection with the Merger. In lieu thereof, each holder of shares of Wheels Common Stock otherwise entitled to a fraction of a share of Racing Champions Common Stock will, upon surrender of his or her certificate or certificates representing shares of Wheels Common Stock, be entitled to receive an amount of cash (without interest) determined by multiplying (a) the average closing sale price for Racing Champions Common Stock as reported by the Nasdaq National Market during the 20 consecutive business days ending on the fifth business day prior to the Effective Time by (b) the fractional share interest to which such holder would otherwise be entitled. Arrangements will be made with the Exchange Agent (as defined below) pursuant to which holders of shares of Wheels Common Stock otherwise entitled to fractional shares will be paid.

     Procedures for Exchange of Certificates. Immediately prior to the Effective Time, Racing Champions will deposit, or will cause to be deposited, with a bank or trust company to be designated by Racing Champions (the "Exchange Agent") stock certificates representing the aggregate number of shares of Racing Champions Common Stock into which the shares of Wheels Common Stock outstanding immediately prior to the Effective Time have been converted in accordance with the terms of the Merger Agreement (the "Exchange Fund"). Pursuant to irrevocable instructions, the Exchange Agent will deliver out of the Exchange Fund the portion of the Merger Consideration associated with the outstanding shares of Wheels Common Stock pursuant to the Merger Agreement.

     At or after the Effective Time there will be no transfers of shares of Wheels Common Stock on the stock transfer books of Wheels.

     Promptly after the Effective Time, Racing Champions will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Wheels Common Stock (the "Certificates") (a) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent), and (b) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent together with a letter of transmittal, duly executed, and any other documents as may be required pursuant to such instructions, the holder of a Certificate will be entitled to receive in exchange therefor certificates representing the shares of Racing Champions Common Stock and cash in lieu of fractional shares, if any, to which such Certificate is entitled. The Certificate so surrendered will forthwith be canceled. In the event of a transfer of ownership of shares of Wheels Common Stock which is not registered in the stock transfer records of Wheels, it shall be a condition to such exchange that a Certificate representing the proper number of shares of Wheels Common Stock be presented by a transferee to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Merger Consideration to which such Certificate is entitled.

     STOCKHOLDERS OF WHEELS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL AND SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Any portion of the Exchange Fund remaining undistributed 180 days after the Effective Time will be returned to Racing Champions, and after this date any holders of unsurrendered shares of Wheels Common Stock will be able to look only to Racing Champions for any portion of the Exchange Fund to which they are entitled. Racing Champions will not be liable to any holder of shares of Wheels Common Stock for Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar law.

     Effect of the Merger on Wheels Stock Options. Pursuant to the Merger Agreement, each outstanding Wheels Stock Option will be assumed by Racing Champions at the Effective Time and will become a Replacement Option to purchase a number of shares of Racing Champions Common Stock equal to the product arrived at by multiplying the Exchange Ratio by the number of shares of Wheels Common Stock subject to such Wheels Stock Option. Each Replacement Option will have an exercise price per share of Racing Champions Common Stock equal to a price obtained by dividing the exercise price per share of the Wheels Common Stock at which such Wheels Stock Option is exercisable immediately prior to the Effective Time by the Exchange Ratio. The Merger Agreement provides that Wheels will cause to be effected any amendments to Wheels' stock option plans and the Wheels Stock Options which may be necessary in order to give effect to the conversion of such Wheels Stock Options into Replacement Options pursuant to the Merger Agreement, and will use reasonable efforts to obtain the consent of any holder of Wheels Stock Options necessary to effect any such amendments. Receipt by Wheels of all such consents is a condition to the obligation of Racing Champions and Acquisition to consummate the Merger. The Merger Agreement provides that Racing Champions will not be required to issue more than 3,557,916 shares of Racing Champions Common Stock in connection with the Merger, including shares of Racing Champions Common Stock issuable upon exercise of any Replacement Options, if the Exchange Ratio is 0.51.

     Restrictions on Stock Transfer. Shares of Racing Champions Common Stock received by certain persons deemed to be "affiliates" of Wheels prior to the Merger for purposes of Rule 145 under the Securities Act will be subject to the restrictions imposed by such rule. In accordance with Rules 144 and 145 under the Securities Act, an affiliate of Racing Champions or an affiliate of Wheels receiving Racing Champions Common Stock issued in connection with the Merger may not publicly sell such issued shares, except pursuant to volume and manner of sale limitations and other requirements specified therein or pursuant to an effective registration statement under the Securities Act.

     Commission guidelines regarding qualifying for the pooling of interests method of accounting limit the sales of shares of the acquiring company and acquired company by affiliates of either company in a business combination such as the Merger. These guidelines indicate that the pooling of interests method of accounting will generally not be challenged on the basis of sales by such affiliates if these persons do not dispose of any of the shares of the corporation they own or any shares of the corporation they receive in connection with the merger during the period beginning thirty days prior to the merger and ending when financial results covering at least thirty days of post-merger operations of the combined entity have been published. Racing Champions and Wheels have agreed in the Merger Agreement to use their reasonable best efforts to obtain customary agreements from their respective affiliates concerning the above-described rules and guidelines.

     Accounting Treatment. Racing Champions and Wheels anticipate that the Merger will be accounted for using the pooling of interests method of accounting. Under this method of accounting, holders of shares of Wheels Common Stock will be deemed to have combined their existing voting common stock interest with that of holders of shares of Racing Champions Common Stock by exchanging their shares for shares of Racing Champions Common Stock. Accordingly, the book value of the assets, liabilities and stockholders' equity of Wheels, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of Racing Champions and no goodwill will be created. Results of operations of Racing Champions will include the results of both Racing Champions and Wheels for the entire fiscal year in which the Merger occurs; however, expenses incurred to effect the Merger must be treated by the combined company as current charges against income in the period in which the Merger occurs.

     The unaudited pro forma financial information contained in this Joint Proxy Statement/Prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

     Nasdaq National Market Listing Requirement. The obligations of Wheels, Racing Champions and Acquisition to consummate the Merger are subject to the condition that the shares of Racing Champions Common Stock issuable to Wheels' stockholders pursuant to the Merger Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

     Hart-Scott-Rodino. The Merger is subject to the requirements of the HSR Act, which provides that certain acquisition transactions (including the Merger) may not be consummated until certain information has been furnished to the Antitrust Division of the United Stated Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. Racing Champions and Wheels each will file with the Antitrust Division and the FTC a Notification and Report Form with respect to the Merger. Under the HSR Act, the Merger may not be consummated until the expiration of a waiting period of at least 30 days following the receipt of each filing, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or unless the waiting period is extended by a request for additional information.

     The FTC and the Antitrust Division frequently scrutinize the legality of transactions such as the Merger under the antitrust laws. At any time before or after the Effective Time, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking the divestiture of Wheels by Racing Champions, in whole or in part, or the divestiture of substantial assets of Wheels, Racing Champions or their respective subsidiaries. State Attorneys General and private parties may also bring legal actions under the federal or state antitrust laws under certain circumstances. There can be no assurance that a challenge to the proposed Merger on antitrust grounds will not be made or of the result if such a challenge is made.

     Other Regulatory Approvals. Other than the Nasdaq National Market listing requirement described above, compliance with the HSR Act, the filing of certain documents to effect the Merger under the NCBCA and compliance with certain requirements of federal and state securities laws, Racing Champions and Wheels are not aware of any federal or state regulatory requirements that must be complied with or federal or state regulatory approvals that must be obtained by them prior to the consummation of the Merger. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing thereof.

THE MERGER AGREEMENT

     The following discussion of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is included in this Joint Proxy Statement/Prospectus as Exhibit A (exclusive of all exhibits and schedules) and is incorporated herein by reference.

     General. The Merger Agreement provides for the merger of Acquisition into Wheels. Wheels will be the Surviving Corporation of the Merger and, as a result of the Merger, Racing Champions will own all of the Surviving Corporation's Common Stock. In the Merger, the stockholders of Wheels, other than stockholders exercising dissenters' rights of appraisal, Racing Champions, Acquisition and Wheels, will receive the Merger Consideration described below.

     Effective Time. The Effective Time of the Merger will occur upon the filing of Articles of Merger with the Secretary of State of the State of North Carolina. It is anticipated that Articles of Merger will be filed promptly after the approval and adoption of the Merger Agreement by the stockholders of Wheels at the Wheels Special Meeting and by the stockholders of Racing Champions at the Racing Champions Annual Meeting. Such filing will be made, however, only upon satisfaction or waiver of all conditions to the Merger contained in the Merger Agreement.

     Merger Consideration. In connection with the Merger, each outstanding share of Wheels Common Stock at the Effective Time (other than shares of Wheels Common Stock not converted because of the exercise of dissenters' rights, if any, and other than shares of Wheels Common Stock, if any, held by Wheels, Racing Champions or Acquisition, which are to be canceled as part of the Merger) will be converted into the right to receive whole shares of Racing Champions Common Stock and a cash payment in lieu of fractional shares based upon the Exchange Ratio determined as follows: (a) the Exchange Ratio will equal 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock if the Racing Champions Closing Price is greater than or equal to $7.50 per share and less than or equal to $14.00 per share; (b) the Exchange Ratio will equal $3.825 divided by the Racing Champions Closing Price if the Racing Champions Closing Price is less than $7.50 per share; and (c) the Exchange Ratio will equal $7.14 divided by the Racing Champions Closing Price if the Racing Champions Closing Price is greater than $14.00 per share. Instructions with regard to the surrender of certificates formerly representing shares of Wheels Common Stock, together with the letter of transmittal to be used for that purpose, will be mailed to stockholders as soon as practicable after the Effective Time. The Exchange Agent shall deliver a stock certificate representing the shares of Racing Champions Common Stock to each holder of shares of Wheels Common Stock outstanding at the Effective Time and pay, by check or draft, any cash in lieu of fractional shares to which such holder is entitled as soon as practicable following receipt from such holder of a duly executed letter of transmittal, together with certificates formerly representing shares of Wheels Common Stock and any other items specified by the letter of transmittal.

     Each outstanding Acquisition Share will automatically be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation.

     WHEELS STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES FOR SHARES OF WHEELS COMMON STOCK WITH THE ENCLOSED PROXY CARD.

     After the Effective Time, the holder of a certificate formerly representing shares of Wheels Common Stock shall cease to have any rights as a stockholder of Wheels, and such holder's sole right will be to receive the Merger Consideration with respect to such shares. If the Merger Consideration is to be delivered to a person other than the person in whose name the surrendered certificate is registered, it will be a condition of delivery that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting such delivery shall pay any transfer or other taxes required by reason of such delivery or establish to the satisfaction of the Surviving Corporation that such taxes have been paid or are not applicable. No transfer of shares of Wheels Common Stock outstanding immediately prior to the Effective Time will be made on the stock transfer books of the Surviving Corporation after the Effective Time. Certificates formerly representing shares of Wheels Common Stock presented to the Surviving Corporation after the Effective Time will be canceled in exchange for the Merger Consideration to which such shares are entitled.

     Representations and Warranties. The Merger Agreement contains various representations and warranties relating to, among other things, (a) corporate organization, existence, good standing and power and authority to own and operate properties and carry on business; (b) corporate power and authority to enter into, and the due, valid and binding execution and delivery of, the Merger Agreement; (c) the absence of any violations of applicable law by Wheels or Racing Champions; (d) consents and approvals of public bodies relating to the Merger; (e) the Merger not resulting in conflicts with respect to the charter or By-Laws, breaches of any agreements or instruments or violations of orders relating to Wheels, Racing Champions or Acquisition; (f) the capital structure of Wheels and Racing Champions; (g) the fair presentation of financial statements of Wheels and Racing Champions; (h) the absence of certain material adverse changes concerning Wheels or Racing Champions; (i) certain matters relating to litigation or other claims involving Wheels or Racing Champions; (j) certain matters pertaining to federal, state and local taxes and employee benefit plans of Wheels and Racing Champions; (k) the absence of defaults under or terminations of Wheels' or Racing Champions' material contracts; (l) certain matters pertaining to the intellectual property rights of Wheels and Racing Champions; (m) the compliance with applicable legal requirements of the reports filed by Wheels or Racing Champions with the Commission; (n) certain matters relating to the properties owned or leased by Wheels or Racing Champions; (o) certain matters relating to the anticipated tax treatment and accounting treatment of the Merger; (p) certain matters relating to transactions with affiliates by Wheels or Racing Champions; and (q) certain matters pertaining to the ownership and control of Acquisition and the lack of prior activities by Acquisition.

     None of the representations and warranties described above survive the Effective Time.

     Cooperation. Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the NCBCA, including cooperation in the preparation and filing of this Joint Proxy Statement/Prospectus, expiration or termination of governmental filings and waiting period requirements, and execution of any additional instruments reasonably necessary to effect the transactions contemplated by the Merger Agreement.

     Conduct of Business Pending Closing. Pursuant to the Merger Agreement, each of Wheels and Racing Champions has agreed, except as expressly contemplated by the Merger Agreement or consented to in writing by the other party, to conduct their respective operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact their respective current business organizations, keep available the services of their respective current officers and employees and preserve their respective relationships with customers, suppliers and others having business dealings with them to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. In addition, each of Wheels and Racing Champions has agreed that, except as contemplated by the Merger Agreement or consented to in writing by the other party, neither Wheels nor Racing Champions will do any of the following:

          (a) amend its Certificate of Incorporation or By-Laws (or other similar governing instrument);

          (b) authorize for issuance, issue, sell, deliver or agree or commit to issue sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities (except bank loans) or equity equivalents (including, without limitation, any stock options or stock appreciation rights) except for the issuance and sale of securities pursuant to previously granted options, warrants or other rights;

          (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof), make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of their subsidiaries;

          (d) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

          (e) revalue in any material respect any of its assets including without limitation writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

          (f) settle or compromise any pending or threatened suit, action or claim which (i) relates to the transactions contemplated by the Merger Agreement or (ii) the settlement or compromise of which could have a material adverse effect on Wheels or Racing Champions;

          (g) take any action which would jeopardize (A) the treatment of Racing Champions' acquisition of Wheels as a pooling of interests for accounting purposes; or (B) the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; or

          (h) enter into any commitment or other agreement to do any of the foregoing.

     In addition, Wheels has agreed that, except as contemplated by the Merger Agreement or consented to in writing by Racing Champions, Wheels will not do any of the following:

          (a) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

          (b) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of ownership of any subsidiary;

          (c) (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and except for obligations of subsidiaries incurred in the ordinary course of business; (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries or customary loans or advances to employees, in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise encumber shares of its capital stock or shares of its subsidiaries' capital stock; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon (other than tax liens for taxes not yet due);

          (d) except as may be required by law, enter into, adopt, amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof; except for (i) entering into employment agreements or severance agreements with new employees in the ordinary course of business and consistent with past practice or (ii) increases in annual compensation and/or amendments to bonus arrangements for employees for calendar 1997 in the ordinary course of year-end compensation reviews consistent with past practice (to the extent that such compensation increases and new or amended bonus arrangements do not result in a material increase in benefits or compensation expense to Wheels);

          (e) acquire, sell, lease or dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of $500,000 in the aggregate (other than in the ordinary course of business consistent with past practices);

          (f) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to Wheels and its subsidiaries taken as a whole; or (iii) authorize any new capital expenditure or expenditures which individually is in excess of $200,000 or in the aggregate are in excess of $1,000,000; provided that none of the foregoing shall limit any capital expenditure required pursuant to existing customer contracts;

          (g) make any tax election or settle or compromise any income tax liability material to Wheels and its subsidiaries taken as a whole; or

          (h) enter into any commitment or other agreement to do any of the foregoing.

     Limitation on Third Party Acquisitions. The Merger Agreement also provides that Wheels and its officers, directors, employees, agents and advisors will immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition of Wheels (as defined below). Wheels may not, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide information to any person or group concerning any Third Party Acquisition of Wheels. Wheels is required to notify Racing Champions promptly if any inquiry or proposal with respect to a Third Party Acquisition of Wheels is made and to advise Racing Champions from time to time of the status and any material developments concerning any such inquiry or proposal.

     The Wheels Board may withdraw or modify its recommendation of the transactions contemplated by the Merger Agreement or approve or recommend, or cause Wheels to enter into any agreement with respect to, any Third Party Acquisition of Wheels, only if the Wheels Board by a majority vote determines in its good faith reasonable judgment, after consultation with and based upon the written opinion of legal counsel that it is required to do so in order to comply with its fiduciary duties, but only (i) after providing reasonable written notice to Racing Champions (a "Notice of Superior Proposal") advising Racing Champions that Wheels has received a Superior Proposal (as defined below), specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, (ii) after Wheels has received from the person making such Superior Proposal (and delivers to Racing Champions) an executed confidentiality agreement in reasonably customary form, and (iii) if Racing Champions does not, within five business days of Racing Champions' receipt of the Notice of Superior Proposal, make an offer which the Wheels Board by a majority vote determines in its good faith reasonable judgment (based on the written advice of a financial adviser of nationally recognized reputation) to be as favorable to Wheels' stockholders as such Superior Proposal; provided, however, that Wheels shall not be entitled to enter into any agreement with respect to a Superior Proposal unless and until the Merger Agreement is terminated by its terms.

     The Merger Agreement defines "Third Party Acquisition of Wheels" as the occurrence of any of the following events: (i) the acquisition of Wheels by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Racing Champions, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 20% of the total assets of Wheels and its subsidiaries taken as a whole; (iii) the acquisition by a Third Party of 20% or more of the outstanding shares of Wheels Common Stock; (iv) the adoption by Wheels of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by Wheels or any of its subsidiaries of more than 20% of the outstanding shares of Wheels Common Stock; or (vi) the acquisition by Wheels or any subsidiary by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal or greater than 20% of the annual revenues, net income or assets of Wheels. The Merger Agreement defines a "Superior Proposal" as any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities more than 50% of the shares of Wheels Common Stock then outstanding or all or substantially all the assets of Wheels and otherwise on terms which the Wheels Board by a majority vote determines in its reasonable good faith judgment (based on the written advice of a financial adviser of nationally recognized reputation) to be more favorable to Wheels' stockholders than the Merger.

     Designation of Racing Champions Directors. The Merger Agreement provides for Racing Champions and Wheels to use reasonable efforts to cause the Racing Champions Board immediately after the Effective Time to include Randy C. Baker, Randy E. Duncan and Victor H. Shaffer (the "Wheels Designees"). Pursuant to this provision, Messrs. Baker, Duncan and Shaffer have been nominated for election as directors of Racing Champions at the Racing Champions Annual Meeting. See "ELECTION OF DIRECTORS." The Merger Agreement also provides that any Wheels Designee who is an employee of Wheels or any of its subsidiaries shall agree to resign from the Racing Champions Board immediately upon ceasing employment at any time after the Effective Time, and that the remaining Wheels Designees will fill any vacancy on the

Racing Champions Board created by the resignation of any Wheels Designee at any time prior to the first anniversary of the consummation of the Merger.

     Conditions to Consummation of the Merger. The Merger Agreement provides that the obligations of the parties to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (a) Wheels' stockholders shall have approved the Merger Proposal;
(b) Racing Champions' stockholders shall have approved the Merger Proposal, the Capitalization Amendment Proposal and the amendment to the Incentive Plan; (c) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger; (d) any governmental or regulatory notices or approvals required with respect to the transactions contemplated by the Merger Agreement shall have been either filed or received;
(e) the Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and Racing Champions shall have received all state securities laws or "blue sky" authorizations necessary to issue shares of Racing Champions Common Stock in exchange for shares of Wheels Common Stock in the Merger; and (f) the shares of Racing Champions Common Stock issuable to Wheels' stockholders pursuant to the Merger Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

     Wheels' obligation to effect the Merger is also subject to the satisfaction, at or prior to the Effective Time, of certain additional conditions, any or all of which may be waived in whole or in part by Wheels, including without limitation, the following: (a) each of the representations of Racing Champions and Acquisition contained in the Merger Agreement or in any other document delivered pursuant to the Merger Agreement shall be true and correct in all material respects as of the Effective Time (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date); (b) each of the covenants and obligations of Racing Champions and Acquisition to be performed at or before the Effective Time pursuant to the terms of the Merger Agreement shall have been duly performed in all material respects at or before the Effective Time; (c) Wheels shall have received the opinion of tax counsel to Wheels to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; (ii) each of Wheels, Racing Champions and Acquisition will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and (iii) no gain or loss for Federal income tax purposes will be recognized by a stockholder of Wheels as a result of the Merger with respect to shares of Wheels Common Stock converted solely into the Merger Consideration; (d) Wheels shall have received the opinion of legal counsel to Racing Champions; (e) Racing Champions shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated by the Merger Agreement, except those consents and approvals which the failure to obtain would not, in the reasonable opinion of Wheels, individually or in the aggregate, have a material adverse effect on Racing Champions; (f) there shall have been no events, changes or effects with respect to Racing Champions or its subsidiaries having or which could reasonably be expected to have a material adverse effect on Racing Champions; and (g) Wheels shall have received the written fairness opinion of Morgan Keegan, dated prior to the date of this Joint Proxy Statement/Prospectus.

     The obligation of Racing Champions and Acquisition to effect the Merger is also subject to the satisfaction, at or prior to the Effective Time, of certain additional conditions, any or all of which may be waived in whole or in part by Racing Champions, including, without limitation, the following: (a) each of the representations of Wheels contained in the Merger Agreement or in any other document delivered pursuant to the Merger Agreement shall be true and correct in all material respects as of the Effective Time (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date); (b) each of the covenants and obligations of Wheels to be performed at or before the Effective Time pursuant to the terms of the Merger Agreement shall have been duly performed in all material respects at or before the Effective Time; (c) Racing Champions shall have received from each affiliate of Wheels an executed copy of a letter regarding compliance with Rule 145 under the

Exchange Act; (d) Racing Champions shall have received the opinion of tax counsel to Racing Champions to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code and (ii) each of Wheels, Racing Champions and Acquisition will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code; (e) Racing Champions shall have received the opinion of legal counsel to Wheels; (f) the Commission shall not have objected to the disclosure of the accounting treatment of the Merger as a pooling of interests in the Registration Statement; (g) Wheels shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of Wheels or any subsidiary of Wheels, except for those consents or approvals which the failure to obtain would not, in the reasonable opinion of Racing Champions, individually or in the aggregate, have a material adverse effect on the Surviving Corporation; (h) persons holding not more than 5% of the issued and outstanding shares of Wheels Common Stock as of the Effective Time shall have exercised dissenters rights in accordance with the requirements and procedures set forth in the NCBCA; (i) there shall have been no events, changes or effects with respect to Wheels or its subsidiaries having or which could reasonably be expected to have a Material Adverse Effect on Wheels; (j) Wheels shall have obtained all amendments and consents required to effect the substitution of warrants, options and other rights to purchase Racing Champions Common Stock for warrants, options and other rights to purchase Wheels Common Stock; (k) Racing Champions shall have received duly executed and delivered employment and noncompetition agreements, in form and substance reasonably satisfactory to Racing Champions, from certain officers and employees of Wheels and its subsidiaries; (l) Racing Champions shall have received the written fairness opinion of Baird, dated prior to the date of this Joint Proxy Statement/ Prospectus; (m) certain holders of registration rights with respect to securities of Wheels shall have agreed to terminate such rights effective upon the Effective Time; (n) Wheels' shall have entered into a severance agreement with Howard L. Correll, Jr., its former Chairman, Chief Executive Officer and President, in form and substance reasonably satisfactory to Racing Champions; and (o) certain employment and consulting agreements entered into by Wheels shall have been terminated at or prior to the Effective Time without any payment of additional compensation other than amounts earned through the date of termination.

     Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding approval of the Merger Agreement by the stockholders of Wheels or Racing Champions:

          (a) by mutual written consent of Racing Champions, Acquisition and Wheels;

          (b) by either Racing Champions or Wheels, if the Merger has not been consummated by July 31, 1998, unless the failure to so consummate the Merger by such date shall have been caused by the action or failure to act of the party seeking to terminate the Merger Agreement, which action or failure to act constitutes a breach of the Merger Agreement;

          (c) by either Racing Champions or Wheels, if any permanent injunction or action by any court of competent jurisdiction or other governmental entity of competent jurisdiction preventing or prohibiting the Merger shall have become final and nonappealable if the party seeking to terminate the Merger Agreement pursuant to this paragraph shall have used all reasonable efforts to remove such injunction or overturn such action;

          (d) by Racing Champions if: (i) there has been a material breach of any representation or warranty of Wheels set forth in the Merger Agreement, and Wheels has not cured such breach within 20 business days after written notice of such breach is given by Racing Champions to Wheels; (ii) there has been a material breach by Wheels of any of its covenants or agreements set forth in the Merger Agreement, and Wheels has not cured such breach within 20 business days after written notice of such breach is given by Racing Champions to Wheels; (iii) the Wheels Board (x) withdraws or modifies in a manner adverse to Racing Champions or Acquisition its recommendation or approval with respect to the Merger Agreement or the Merger, (y) makes any recommendation with respect to a Third Party Acquisition of Wheels (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Third Party Acquisition of Wheels, or (z) takes any action prohibited by the covenant in the Merger Agreement summarized under "-- Limitation on Third Party Acquisitions" above; (iv) any Third Party Acquisition of Wheels occurs or Wheels or any of its subsidiaries or affiliates enters into any agreement with respect to a Third Party Acquisition of Wheels; (v) Wheels shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof) or Wheels fails to convene such a meeting within 25 days after the date the Registration Statement is declared effective; or (vi) Racing Champions shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof).

          (e) by Wheels if: (i) there has been a material breach of any representation or warranty of Racing Champions or Acquisition set forth in the Merger Agreement, and neither Racing Champions nor Acquisition has cured such breach within 20 business days after written notice of such breach is given by Wheels to Racing Champions; (ii) there shall have been a material breach by Racing Champions or Acquisition of any of their respective covenants or agreements set forth in the Merger Agreement, and Racing Champions or Acquisition, as the case may be, has not cured such breach within 20 business days after written notice of such breach is given by Wheels to Racing Champions; (iii) the Racing Champions Board withdraws or modifies in a manner adverse to Wheels its recommendation or approval with respect to the Merger Agreement or the Merger; (iv) the Racing Champions Board makes any recommendation with respect to a Third Party Acquisition of Racing Champions (as defined below) (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Third Party Acquisition of Racing Champions; (v) any Third Party Acquisition of Racing Champions occurs or Racing Champions or any of its subsidiaries or affiliates enters into an agreement with respect to any Third Party Acquisition of Racing Champions;
     (vi) Racing Champions shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof) or Racing Champions fails to convene such a meeting within 25 days after the date the Registration Statement is declared effective; (vii) Wheels shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof); or (viii) the Wheels Board has received a Superior Proposal and has complied with the covenant in the Merger Agreement summarized under "-- Limitation on Third Party Acquisitions" above (provided that the termination described in this paragraph (viii) is not effective unless and until Wheels shall have paid to Racing Champions in full the Termination Fee).

     The Merger Agreement defines a "Third Party Acquisition of Racing Champions" as the occurrence of any of the following events: (i) the acquisition of Racing Champions by a merger in which the current stockholders of Racing Champions do not own greater than 50% of the voting equity securities of the surviving corporation by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than an affiliate of Racing Champions (a "Third Party"); (ii) the acquisition by a Third Party of substantially all of the total assets of Racing Champions and its subsidiaries taken as a whole; or (iii) the acquisition by a Third Party of more than 50% of the outstanding shares of Racing Champions Common Stock.

     In the event of the termination of the Merger Agreement and the Merger for any reason, the Merger Agreement will become void, all rights of each party thereto shall cease and none of Wheels, Racing Champions, Acquisition or their respective officers, directors, stockholders, agents or advisors will have any liability except for the provisions in the Merger Agreement with respect to payment of the Termination Fee and expenses described below. In addition, the termination of the Merger Agreement does not affect the parties' obligations under the Confidentiality Agreement, which obligations survive such termination.

     Termination Fee and Expenses. Pursuant to the Merger Agreement, Wheels must pay Racing Champions a Termination Fee of $4.0 million (or approximately $0.76 per share of Wheels Common Stock outstanding on the Wheels Record Date) if the Merger Agreement is terminated (i) by Wheels pursuant to the sections of the Merger Agreement described in paragraphs (e)(vii) or (e)(viii) of the above section, (ii) by Racing Champions pursuant to the sections of the Merger Agreement described in paragraphs

(d)(iii), (iv) or (v) of the above section, (iii) by Racing Champions pursuant to the sections of the Merger Agreement described in paragraphs (b), (d)(i) or
(d)(ii) of the above section and prior to or within twelve months of the date of such termination Wheels shall have directly or indirectly entered into an agreement with respect to a Third Party Acquisition of Wheels or a Third Party Acquisition of Wheels occurs, or (iv) by Wheels or Racing Champions pursuant to the section of the Merger Agreement described in paragraph (c) of the above section and prior to or within twelve months of the date of such termination Wheels shall have directly or indirectly entered into an agreement with respect to a Third Party Acquisition of Wheels or a Third Party Acquisition of Wheels occurs. If the Merger Agreement is terminated pursuant to the sections of the Merger Agreement described in paragraphs (d)(i) or (d)(ii) of the above section, then, unless Wheels is required to pay the Termination Fee, Wheels must reimburse Racing Champions, Acquisition and their affiliates for up to $1.0 million of actual out-of-pocket expenses incurred by any of them or on their behalf in connection with the transactions contemplated by the Merger Agreement. If the Merger Agreement is terminated pursuant to the sections of the Merger Agreement described in paragraphs (d)(vi), (e)(i), (e)(ii), (e)(iii), (e)(iv),
(e)(v) or (e)(vi) of the above section, then Racing Champions must reimburse Wheels and its affiliates for up to $1.0 million of actual out-of-pocket expenses incurred by any of them or on their behalf in connection with the transactions contemplated by the Merger Agreement. If the Merger Agreement is terminated for any other reason, each party must bear its own expenses, except that (i) the expenses incurred in connection with printing the Registration Statement and this Joint Proxy Statement/ Prospectus, (ii) the filing fee with the Commission relating to the Registration Statement or this Joint Proxy Statement/Prospectus and (iii) the filing fee in connection with filings, if any, under the Hart-Scott Rodino Antitrust Improvements Act by Racing Champions or Wheels will be shared equally by Wheels and Racing Champions. If the Merger is consummated, all expenses will be paid by the Surviving Corporation.

     Amendments and Waivers. At any time prior to the Effective Time (notwithstanding any stockholder approval) if authorized by Racing Champions, Acquisition and Wheels and to the extent permitted by law, (a) the parties to the Merger Agreement may, by written agreement, modify, amend or supplement any term or provision of the Merger Agreement, and (b) any term or provision of the Merger Agreement may be waived by any party which is entitled to the benefits thereof, provided that after such stockholder approval, no amendment may be made which would require the approval of the stockholders of Wheels under applicable law unless such amendment is approved by the stockholders of Wheels.

STOCKHOLDER OPTION AGREEMENT

     Concurrently with the execution of the Merger Agreement, Racing Champions entered into the Stockholder Option Agreement with the Principal Stockholder. Subject to the terms and conditions set forth therein, the Stockholder Option Agreement grants Racing Champions an option to purchase all of the shares of Wheels Common Stock owned by the Principal Stockholder by issuing to the Principal Stockholder 0.51 shares of Racing Champions Common Stock for each share of Wheels Common Stock purchased pursuant to the Stockholder Option Agreement. The Principal Stockholder owns 689,737 shares of Wheels Common Stock (excluding 82,500 shares of Wheels Common Stock subject to currently exercisable stock options which will be subject to the Stockholder Option Agreement to the extent that the Principal Stockholder exercises such options), representing approximately 13.1% of the shares of Wheels Common Stock outstanding as of the Wheels Record Date. Racing Champions may exercise the option upon the occurrence of any of the following events (each, an "Option Event"):

          (a) The Merger has not been consummated by July 31, 1998, unless the failure to so consummate the Merger by such date shall have been caused by the action or failure to act of Racing Champions, which action or failure to act constitutes a breach of the Merger Agreement.

          (b) There has been a material breach of any representation or warranty of Wheels set forth in the Merger Agreement and Wheels has not cured such breach within 20 business days after written notice of such breach is given by Racing Champions to Wheels.

          (c) The Wheels Board (x) withdraws or modifies in a manner adverse to Racing Champions or Acquisition its recommendation or approval with respect to the Merger Agreement or the Merger,

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

     (y) makes any recommendation with respect to a Third Party Acquisition of Wheels (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Third Party Acquisition, or (z) takes any action prohibited by Section 4.03 of the Merger Agreement.

          (d) Any Third Party Acquisition of Wheels occurs or Wheels or any of its subsidiaries or affiliates enters into any agreement with respect to a Third Party Acquisition of Wheels.

          (e) Wheels shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof) or Wheels fails to convene such a meeting within 25 days after the date the Registration Statement is declared effective.

     Pursuant to the Stockholder Option Agreement, the Principal Stockholder also agreed to cause all of his shares of Wheels Common Stock to be voted in favor of the Merger Proposal and all other transactions as to which stockholders of Wheels are called upon to vote to effectuate the Merger.

     The Stockholder Option Agreement expires upon the earliest to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, provided that the Stockholder Option Agreement does not terminate for 45 days after the termination of the Merger Agreement in connection with the occurrence of an Option Event.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO WHEELS' STOCKHOLDERS

     The receipt of an opinion of each party's legal counsel, in form and substance reasonably satisfactory to such party with respect to the tax consequences described below, is a condition to such party's obligation to consummate the Merger.

     Wheels will receive an opinion of its counsel, Berliner Zisser Walter & Gallegos, P.C. that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; (ii) each of Wheels, Racing Champions and Acquisition will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and (iii) no gain or loss for Federal income tax purposes will be recognized by a stockholder of Wheels as a result of the Merger with respect to shares of Wheels Common Stock converted solely into the Merger Consideration.

     Racing Champions will receive an opinion of its counsel, Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c., that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of Wheels, Racing Champions and Acquisition will be a party to the reorganization within the meaning of
Section 368(b) of the Internal Revenue Code.

     These tax opinions will be based upon certain customary representations and warranties referred to in the opinion letters and will be expressly contingent upon satisfaction of the "continuity of interest" requirement of the Treasury Regulations. In general, the "continuity of interest" requirement is considered satisfied if 50% or more of the capital stock issued in a merger is held by the recipient stockholders of the acquired entity following the merger other than under a plan or intent to dispose of such shares. To address the satisfaction of this requirement for the Merger to be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the Merger Agreement provides that Wheels and Racing Champions will use reasonable efforts to obtain such written representations as may reasonably be requested by legal counsel in rendering such tax opinions. Racing Champions will have no obligation to monitor compliance with any representations delivered by former holders of shares of Wheels Common Stock. No ruling will be requested from any federal, state, local or other taxing authority, including the Internal Revenue Service with respect to the tax consequences of the Merger.

     Provided that the Merger constitutes a tax-free reorganization, the adjusted tax basis of the Racing Champions Common Stock received (and fractional share interests deemed received) by a stockholder of Wheels pursuant to the Merger will be the same as the adjusted tax basis of the shares of Wheels Common

Stock surrendered in exchange therefor. The holding period of the Racing Champions Common Stock received (and fractional share interests deemed received) by a stockholder of Wheels as a result of the Merger will include the holding period of the shares of Wheels Common Stock surrendered in exchange therefor, provided that such Wheels Common Stock is held as a capital asset by the Wheels stockholder at the time of the Merger. In addition, a stockholder of Wheels who receives cash in lieu of a fractional interest in Racing Champions Common Stock will be treated as if the fractional share were distributed in the Merger and then as having received a cash distribution in redemption of such fractional share, resulting in gain or loss upon receipt of such cash taxed as provided in
Section 302 of the Internal Revenue Code.

     The foregoing may not be applicable to a holder of shares of Wheels Common Stock who received shares of Racing Champions Common Stock as employee compensation or pursuant to the exercise of an employee stock option.

     THE FOREGOING IS A SUMMARY DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER WITHOUT CONSIDERATION OF THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY HOLDER OF SHARES OF WHEELS COMMON STOCK OR WHEELS STOCK OPTIONS. EACH HOLDER OF SHARES OF, AND HOLDER OF OPTIONS TO ACQUIRE SHARES OF, WHEELS COMMON STOCK IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES. NEITHER RACING CHAMPIONS NOR WHEELS CAN PROVIDE ANY ASSURANCE THAT THE TAX TREATMENT DESCRIBED ABOVE WILL BE OBTAINED BY HOLDER OF SHARES OF WHEELS COMMON STOCK OR HOLDERS OF WHEELS STOCK OPTIONS.

DISSENTERS' RIGHTS

     In accordance with Article 13 of the NCBCA ("Article 13"), if the proposed Merger is approved and consummated, holders of shares of Wheels Common Stock who neither vote for nor consent in writing to the Merger Proposal will have the right to receive the "fair value" of their shares of Wheels Common Stock in cash (exclusive of any appreciation or depreciation in anticipation of the Merger unless exclusion would be inequitable) if they fully comply with the provisions of Article 13.

     The following is a brief summary of the procedures set forth in Article 13 which are required to be followed by holders of shares of Wheels Common Stock who wish to dissent from the Merger and exercise their statutory dissenters' rights. This summary is qualified in its entirety by reference to Article 13, the complete text of which is attached to this Joint Proxy Statement/Prospectus as Exhibit E. Holders of shares of Wheels Common Stock who desire to exercise appraisal rights of dissenting stockholders with respect to the Merger are advised to seek independent counsel. This Joint Proxy Statement/Prospectus constitutes notice to holders of shares of Wheels Common Stock concerning the availability of dissenters' rights under Article 13.

     Holders of shares of Wheels Common Stock who desire to exercise their appraisal rights must satisfy all of the conditions of Article 13. A written notice of intent to demand payment must be filed with Wheels before the taking of the vote on the Merger Proposal at the Wheels Special Meeting. This written notice of intent to demand payment must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the Merger Proposal.

     NEITHER VOTING AGAINST, ABSTAINING FROM VOTING, NOR FAILING TO VOTE ON THE MERGER PROPOSAL WILL CONSTITUTE A NOTICE OF INTENT TO DEMAND PAYMENT WITHIN THE MEANING OF ARTICLE 13.

     Holders of shares of Wheels Common Stock electing to exercise their dissenters' rights under Article 13 must NOT vote for approval of the Merger Proposal at the Wheels Special Meeting. If a holder of shares of Wheels Common Stock returns a signed proxy but does not specify therein a vote AGAINST approval of the Merger Proposal or an instruction to abstain, the proxy will be voted FOR approval of the Merger Proposal, which will have the effect of waiving the dissenters' rights of that holder of shares of Wheels Common Stock.

Abstaining from voting or voting against the approval of the Merger Proposal will NOT constitute a waiver of such stockholder's dissenters' rights.

     A notice of intent to demand payment must be executed by the holder of record of shares of Wheels Common Stock as to which dissenters' rights are to be exercised. With respect to shares of Wheels Common Stock which are owned of record by a voting trust or by a nominee, the beneficial owner of such shares may exercise dissenters' rights if such beneficial holder also submits to Wheels the record holder's written consent to the exercise of dissenters' rights with respect to all shares of which he is the beneficial holder. A record owner, such as a broker, who holds shares of Wheels Common Stock as a nominee for others, may exercise dissenters' rights with respect to the shares held for all or less than all beneficial owners of shares as to which he or she is the record owner. In such case, the written notice of intent to demand payment submitted by such broker as record owner must set forth the number of shares of Wheels Common Stock covered by such notice of intent to demand payment. If the number of shares is not expressly stated, the notice of intent to demand payment will be presumed to cover all shares of Wheels Common Stock outstanding and held in the name of such record owner.

     If the Merger Agreement is approved at the Wheels Special Meeting, Wheels must, within 10 days after the consummation of the Merger, notify all holders who timely executed and delivered an intent to demand payment and who did not vote in favor of the Merger Proposal of the date by which they must make a demand for payment of the fair value of their shares, which date may not be fewer than 30 nor more than 60 days after the date the notice is mailed. Each dissenting holder must send a written demand for payment to Wheels in accordance with the instructions contained in Wheels' notice. After receipt of the payment demand, Wheels must make an offer of payment to each dissenting holder of Wheels' estimate of the "fair value" of the shares, plus accrued interest to the date of payment, and send such offer to each dissenting holder along with financial and other information in support of Wheels' estimate of fair value. Each holder receiving Wheels' offer of payment has 30 days after the date of the offer to provide Wheels with a written objection to the amount of Wheels' offer and to provide Wheels with the holder's own estimate of the fair value of the shares. If Wheels and the dissenting holder do not agree upon a value to be paid, the holder may commence within 60 days after the date of such holder's payment demand an appraisal proceeding by filing an action in the state superior court located in the county where Wheels has its principal place of business. Upon the filing of such an action and proper service on Wheels, Wheels must pay to the holder the amount it estimated in its offer to be the fair value of the shares, plus interest accrued to the date of payment.

     Any notice or demand for payment pursuant to Article 13 should be mailed to
W. Conrad Powell, Secretary, Wheels Sports Group, Inc., 149 Gasoline Alley Drive, Mooresville, North Carolina 28115. All proper objections or demands must be received by Wheels on or prior to the date on which they are required to be delivered.

     HOLDERS OF SHARES OF WHEELS COMMON STOCK CONSIDERING SEEKING APPRAISAL SHOULD KEEP IN MIND THAT THE FAIR VALUE OF THEIR SHARES DETERMINED UNDER ARTICLE 13 COULD BE MORE, THE SAME, OR LESS THAN THE MERGER CONSIDERATION THEY ARE TO RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DO NOT SEEK APPRAISAL OF THEIR SHARES.

     The cost of the appraisal proceeding may be determined by the Court and taxed against the parties as the Court deems equitable in the circumstances. Upon application of a dissenting holder of shares of Wheels Common Stock, the Court may order that all or a portion of the expenses incurred by any such dissenting holder in connection with the appraisal proceeding, including without limitation reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Wheels Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears his own expenses.

     THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF THE NCBCA RELATING TO THE RIGHTS OF DISSENTING HOLDERS OF SHARES OF WHEELS COMMON STOCK AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE SECTIONS OF THE NCBCA, WHICH ARE INCLUDED AS EXHIBIT E TO THIS JOINT PROXY STATEMENT/PROSPECTUS. HOLDERS

OF SHARES OF WHEELS COMMON STOCK INTENDING TO EXERCISE THEIR DISSENTERS' RIGHTS ARE URGED TO REVIEW CAREFULLY EXHIBIT E AND TO CONSULT WITH LEGAL COUNSEL SO AS TO BE IN STRICT COMPLIANCE THEREWITH.

     If holders of more than 5% of the shares of Wheels Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, Racing Champions will have the right to decline to consummate the Merger. See "THE MERGER PROPOSAL -- The Merger Agreement -- Conditions to Consummation of the Merger."

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Wheels Board with respect to the Merger Proposal, Wheels stockholders should be aware that certain members of Wheels' management and the Wheels Board have certain interests in the transactions contemplated thereby that are in addition to the interests of stockholders of Wheels generally.

COMPOSITION OF RACING CHAMPIONS BOARD

     The Merger Agreement provides for Racing Champions and Wheels to use reasonable efforts to cause the Racing Champions Board immediately after the Effective Time to include Randy C. Baker, Randy E. Duncan and Victor H. Shaffer. Pursuant to this provision, Messrs. Baker, Duncan and Shaffer have been nominated for election as directors of Racing Champions at the Racing Champions Annual Meeting. See "ELECTION OF DIRECTORS."

EMPLOYMENT AGREEMENTS WITH CERTAIN WHEELS EXECUTIVE OFFICERS

     It is a condition to the obligation of Racing Champions and Acquisition to consummate the Merger that certain officers and employees of Wheels enter into employment and noncompetition agreements. Racing Champions currently anticipates that Randy C. Baker, Randy E. Duncan, Victor H. Shaffer, David W. Dupree, Robert
J. Bove and Harold E. Green will enter into employment and noncompetition agreements and that the compensation and benefit terms of such agreements will be comparable to the current compensation and benefits received by such individuals from Wheels. In addition, the agreements with Randy C. Baker and David W. Dupree will provide for bonus payments in the amounts of $170,000 and $30,000, respectively, as compensation for the efforts of Messrs. Baker and Dupree with respect to the integration of the business of Wheels and the business of High Performance.

HIGH PERFORMANCE PAYMENT

     The consideration payable by Wheels in connection with its acquisition of High Performance included a $3.25 million cash payment (the "Final Cash Payment") which was due at the time of closing but which has been deferred. Wheels is obligated to make the Final Cash Payment to the former stockholders of High Performance, Randy C. Baker and David W. Dupree. Mr. Baker is an executive officer and was a director of Wheels until March 4, 1998 and Mr. Dupree is an executive officer of Wheels. On December 31, 1997, Wheels used a portion of the proceeds under Wheels' credit facility pursuant to the credit agreement, dated as of December 31, 1997, with the Wheels Lender to fund a $3.3 million escrow account. In April 1998, Wheels negotiated the release of $500,000 from escrow as partial satisfaction of the Final Cash Payment. In addition, Wheels agreed to pay an extension fee of $450,000 to Messrs. Baker and Dupree, $250,000 of which was paid on April 23, 1998. The remaining $200,000 is to be paid upon payment of the remaining Final Cash Payment. Upon the occurrence of certain events, including the consummation of the Merger, the funds held in escrow will be released to Wheels and used to fund the balance of the Final Cash Payment. Accordingly, the consummation of the Merger may accelerate the date on which the payment of the balance of the Final Cash Payment is made and will provide Wheels with the funds in the escrow account to make such payment. If the Merger is not consummated, it is not certain if Wheels would be able to pay the balance of the Final Cash Payment. In addition, Howard L. Correll, Jr., Randy E. Duncan, Terry
J. Powell and W. Conrad Powell have pledged an aggregate of 1,000,000 shares of Wheels Common Stock to secure the payment of the Final Cash Payment. Any termination of the Merger Agreement constitutes a default under the pledge agreement. Each of Randy E. Duncan and W. Conrad Powell is an executive officer and director of Wheels, Terry J. Powell is a director of Wheels and Howard L. Correll, Jr. is an executive officer and director of Wheels.

LOAN GUARANTEES

     Howard L. Correll, Jr., Randy C. Baker and Randy E. Duncan, each of whom is an executive officer and director of Wheels, have each guaranteed Wheels' obligations under a $700,000 unsecured loan from The People Bank (the "Peoples Bank Note"). Consummation of the Merger could benefit the guarantors of the

Peoples Bank Note, particularly if Racing Champions should decide to cause Wheels to prepay the Peoples Bank Note.

     Racing Champions has guaranteed $600,000 of borrowings under Wheels' credit facility with the Wheels Lender in exchange for a guaranty fee of $12,000.

NEW RACING CHAMPIONS OPTIONS

     Pursuant to the Merger Agreement, Racing Champions will grant the New Options to purchase up to 220,000 shares of Racing Champions Common Stock to certain directors, officers and other key employees of Wheels on the date of the consummation of the Merger. Racing Champions agreed to issue the New Options after the Effective Time to provide certain of the Wheels' employees with stock option participation in 1998 consistent with Racing Champions' customary arrangements with its executive officers and other key employees. New Options to purchase 98,172 shares will have an exercise price equal to the closing sale price of shares of Racing Champions Common Stock on the Nasdaq National Market on the date of grant, New Options to purchase 55,241 shares will have an exercise price equal to the greater of $10.00 and the closing sale price of Racing Champions Common Stock on the date of grant and New Options to purchase 66,587 shares will have an exercise price equal to the greater of $12.00 and the closing sale price of Racing Champions Common Stock on the date of grant.

                       CAPITALIZATION AMENDMENT PROPOSAL

GENERAL

     The Racing Champions Charter currently provides that the aggregate number of shares of all classes of capital stock which Racing Champions has authority to issue is 20,000,000 shares of Racing Champions Common Stock.

     As of the Racing Champions Record Date, Racing Champions had issued and outstanding 13,242,382 shares of Racing Champions Common Stock. In addition, Racing Champions has reserved 517,786 shares of Racing Champions Common Stock for issuance upon exercise of outstanding stock options granted, primarily to officers and employees, pursuant to Racing Champions' existing stock option plans. Accordingly, as of the Racing Champions Record Date, Racing Champions had available for issuance (i.e., not subject to contingent issuance commitments or that it had not reserved for other purposes) approximately 6,239,832 authorized shares of Racing Champions Common Stock.

PURPOSE AND EFFECT OF PROPOSED AMENDMENT

     Under the Merger Agreement, the maximum number of shares of Racing Champions Common Stock issuable in connection with the Merger (including shares of Racing Champions Common Stock issuable upon exercise of options and warrants to acquire Wheels Common Stock which are to be converted into and replaced by options and warrants to acquire Racing Champions Common Stock in the Merger) is 3,557,916 shares if the Exchange Ratio is 0.51. In addition, the Merger Agreement provides that Racing Champions will issue up to 220,000 New Options in connection with the Merger. Accordingly, Racing Champions will have only 2,461,916 authorized shares of Racing Champions Common Stock available for issuance after the consummation of the Merger if the Exchange Ratio is 0.51. The Merger Agreement provides that the obligations of both Racing Champions and Wheels to consummate the Merger are conditioned upon Racing Champions obtaining stockholder approval of the Capitalization Amendment Proposal.

     The Racing Champions Board approved, and voted to recommend to the holders of Racing Champions Common Stock the adoption at the Racing Champions Annual Meeting of the Capitalization Amendment to amend Article 4 of the Racing Champions Charter to increase the number of shares of Racing Champions Common Stock which Racing Champions has authority to issue from 20,000,000 to 28,000,000. The full text of the Capitalization Amendment is attached hereto as Exhibit F and incorporated herein by this reference.

     The Racing Champions Board believes that it is in the best interests of Racing Champions and its stockholders to increase the number of authorized shares of Racing Champions Common Stock in order to provide shares for issuance in connection with possible future public or private financings, issuances of stock to potential strategic business partners, acquisitions and for such other general corporate purposes as may arise. Adoption of the Capitalization Amendment would create approximately 10,461,916 shares of Racing Champions Common Stock in excess of those represented by currently outstanding shares, those shares currently reserved to satisfy estimated future contingent issuance obligations of Racing Champions under presently existing agreements and instruments, and those shares expected to be issued in connection with the Merger. Such additional authorized shares of Racing Champions Common Stock would be available for future issuance by Racing Champions in transactions or for purposes authorized by the Racing Champions Board with or without, as required, the need to obtain any further approval of such future issuances by a vote of the holders of shares of Racing Champions Common Stock.

     Future issuances of shares of Racing Champions Common Stock may not require the approval of the stockholders of Racing Champions. As a result, the Racing Champions Board could issue shares of Racing Champions Common Stock in a manner that might have the effect of discouraging or making it more difficult for a third party to acquire control of Racing Champions through a tender offer or proxy solicitation or to effect a merger or other business combination that is not favored by the Racing Champions Board. In addition, issuance of such shares of Racing Champions Common Stock may increase the number of shares of Racing Champions Common Stock that may become available for sale in the public market and could adversely affect the price of Racing Champions Common Stock in the public market. See "RISK FACTORS -- Shares Eligible for Future Sale." Holders of shares of Racing Champions Common Stock do not have preemptive rights or other rights to subscribe for additional shares in the event that the Racing Champions Board determines to issue additional shares of Racing Champions Common stock in the future.

VOTE REQUIRED FOR APPROVAL

     The affirmative vote of a majority of the outstanding shares of Racing Champions Common Stock on the Racing Champions Record Date is required to approve and adopt the Capitalization Amendment Proposal.

RACING CHAMPIONS BOARD RECOMMENDATION

     The Racing Champions Board recommends that holders of shares of Racing Champions Common Stock vote FOR the Capitalization Amendment Proposal. All shares of Racing Champions Common Stock represented by properly executed proxies received prior to or at the Racing Champion Special Meeting and not revoked will be voted FOR this proposal unless a vote against or an abstention with respect to this proposal is specifically indicated. If the Capitalization Amendment Proposal is adopted by the requisite vote of the holders of shares of Racing Champions Common Stock, Racing Champions intends to effect the Capitalization Amendment regardless of whether the Merger is consummated.

                             ELECTION OF DIRECTORS

     Pursuant to the Racing Champions By-Laws, the Racing Champions Board shall consist of not less than three nor more than 15 directors, as determined from time to time by resolution of the Racing Champions Board. The Racing Champions Board has fixed the size of the Racing Champions Board at 11 directors and has nominated 11 persons for election at the Racing Champions Annual Meeting to serve for a term of one year expiring in 1999. Eight of the persons nominated by the Racing Champions Board are incumbent directors and the other three nominees have been nominated pursuant to the Merger Agreement to serve as directors of Racing Champions conditioned upon the approval of the Merger Proposal and the Capitalization Amendment Proposal at the Racing Champions Annual Meeting. If the Merger Proposal and the Capitalization Amendment Proposal are not approved at the Racing Champions Annual Meeting, the proxies will not be voted for these three nominees and will be voted only for the eight incumbent directors. Racing Champions anticipates that the nominees listed in this Joint Proxy Statement/Prospectus will be candidates when the election is held. However, if for any reason a nominee is not a candidate at that time, proxies will be voted for a substitute nominee designated by Racing Champions (except where a proxy withholds authority with respect to the election of directors).

RECOMMENDATION

     THE RACING CHAMPIONS BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES DESCRIBED BELOW AT THE RACING CHAMPIONS ANNUAL MEETING.

INFORMATION CONCERNING NOMINEES

     Based upon information from the respective directors, set forth below is information with respect to each of the individuals who are the nominees to the Racing Champions Board.

     Robert E. Dods. Mr. Dods, 49, has served as a director and as President of Racing Champions since April 1996. Mr. Dods co-founded Racing Champions, Inc. ("RCI") in 1989, and has served as President of RCI since inception. Prior to founding RCI in 1989 Mr. Dods and Boyd L. Meyer owned and operated Dods-Meyer, Ltd., a manufacturers' representative agency which focused on selling products to mass merchants.

     Boyd L. Meyer. Mr. Meyer, 56, has served as a director and as Executive Vice President of Racing Champions since April 1996. Mr. Meyer co-founded RCI in 1989, and has served as Executive Vice President of RCI since inception. Prior to founding RCI in 1989 Mr. Meyer and Robert E. Dods owned and operated

Dods-Meyer, Ltd., a manufacturers' representative agency which focused on selling products to mass merchants.

     Peter K.K. Chung. Mr. Chung, 44, has served as a director of Racing Champions and as President of Racing Champions Limited since April 1996. Mr. Chung formed the RCL Group in 1989 to handle the overseas operating activities of RCI and has served as President of Racing Champions Limited since inception. Prior to 1989 Mr. Chung was a contract manufacturer for various products for export from China to the United States and Europe.

     Avy H. Stein. Mr. Stein, 42, has served as a director since April 1996. Mr. Stein is a founder and Managing Director of Willis Stein & Partners, L.P. Along with Mr. Willis, Mr. Stein is responsible for managing Willis Stein. Prior to founding Willis Stein & Partners, L.P., Mr. Stein served as a Managing Director of Continental Illinois Venture Corporation from 1989 through 1994, where Mr. Stein, along with Mr. Willis, was responsible for managing Continental's private equity investment activities. Mr. Stein is a director of Tremont Corporation, Petersen Publishing Company and UC Television Network Corp.

     Samuel B. Guren. Mr. Guren, 51, has served as a director since April 1996. Mr. Guren is a Managing Director of Baird Capital Partners, an affiliate of Robert W. Baird & Co. Incorporated. Prior to joining Baird Capital Partners in February 1996, Mr. Guren was a co-founder and managing partner of venture funds affiliated with William Blair & Company.

     Daniel M. Gill. Mr. Gill, 34, has served as a director since April 1996. Mr. Gill is a founder and Managing Director of Willis Stein & Partners, L.P. Prior to founding Willis Stein & Partners L.P. Mr. Gill served as a Managing Director of Continental Illinois Venture Corporation from 1989 through 1994, where Mr. Gill was responsible for initiating and structuring acquisitions, working with portfolio company management teams on an on-going basis and arranging for the disposition of portfolio investments.

     John S. Bakalar. Mr. Bakalar, 50, has served as a director since October 1997. Mr. Bakalar is currently a private investor. From May 1993 to November 1997, Mr. Bakalar was President and Chief Operating Officer of Rand-McNally, Inc., a printing and publishing company, and from prior to 1993 until May 1993 Mr. Bakalar was Executive Vice President and Chief Financial Officer of Rand-McNally, Inc. Mr. Bakalar also currently serves as an Advisory Partner of Willis Stein & Partners, L.P.

     John J. Vosicky. Mr. Vosicky, 49, has served as a director since October 1997. Mr. Vosicky has been the Executive Vice President and Chief Financial Officer of Comdisco Inc., a technology services company, since July 1994. Mr. Vosicky was Senior Vice President and Chief Financial Officer of Comdisco Inc. from November 1985 to July 1994. Mr. Vosicky serves as a director of Comdisco Inc.

     Randy C. Baker. Mr. Baker, 38, has served as Chief Operating Officer of Wheels since the acquisition of High Performance on October 17, 1997, and also served as a director of Wheels from February 2, 1998 to March 4, 1998. Mr. Baker co-founded High Performance in May 1996 and served as a director and as the President and Chief Executive Officer of High Performance until it was acquired by Wheels in October 1997. In May 1991, Mr. Baker founded RCB Enterprises, a sourcing company for NASCAR-related souvenirs, novelties and apparel. Mr. Baker has served as a director and as the President and Chief Executive Officer of RCB Enterprises since its inception. From November 1985 to April 1991, Mr. Baker was a buyer for Brody Co., Inc. which owned and operated a chain of specialty retail stores and which also managed certain department stores located in North Carolina.

     Randy E. Duncan. Mr. Duncan, 37, has served as a director and Executive Vice President of Wheels since August 1997. Mr. Duncan co-founded Diamond in July 1995 and has served as a director and as the President of Diamond since that time. From November 1994 through June 1995, Mr. Duncan was employed by Wheels in sales and marketing positions. From 1989 through October 1994, Mr. Duncan held various sales and marketing positions with Motorsports Traditions, a distributor of NASCAR-related merchandise.

     Victor H. Shaffer. Mr. Shaffer, 37, has served as the Chief Executive Officer of Wheels since March 1998 and as a Vice President of Wheels since the acquisition of Press Pass on December 31, 1997. Mr. Shaffer has also served as a director of Wheels since February 2, 1998. Mr. Shaffer was a founder of Press Pass and served as its Chief Executive Officer and President from its inception in August 1992 until December 31, 1997. From November 1990 to July 1992, Mr. Shaffer was employed as Vice President of Marketing by Pro Set Inc., a privately held trading card company. From 1986 to 1990, Mr. Shaffer was employed by Campus Network, Inc., initially as a Director of Marketing and subsequently as Senior Vice President of Sales and Marketing.

BOARD OF DIRECTORS AND BOARD COMMITTEES

     The Racing Champions Board held five meetings in 1997. During 1997, all directors attended at least 75% of the meetings of the Racing Champions Board and committees thereof of which they were a member. The Racing Champions Board has standing audit and compensation committees.

     Audit Committee. The Audit Committee is comprised of Messrs. Gill (Chairman), Bakalar and Vosicky. The Audit Committee is responsible for recommending to the Racing Champions Board the appointment of independent auditors, reviewing the scope of annual audit activities of the auditors, approving the audit fee payable to the auditors and reviewing audit results. The Audit Committee held one meeting in 1997.

     Compensation Committee. The Compensation Committee is comprised of Messrs. Stein (Chairman), Dods, Guren and Vosicky. The Compensation Committee reviews and recommends to the Racing Champions Board the compensation structure for Racing Champions' officers and other managerial personnel, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, noncash perquisites and other forms of compensation. The Compensation Committee also administers the Racing Champions 1996 Key Employees Stock Option Plan and the Incentive Plan. The Compensation Committee did not hold any meetings in 1997.

COMPENSATION OF DIRECTORS

     Directors who are employees of Racing Champions or are affiliates of members of the Investor Group receive no compensation for services as members of either the Racing Champions Board or committees thereof. Other directors receive an annual retainer of $7,500, payable in cash, and receive a fee of $1,000 for each Board meeting attended and $1,000 for each committee meeting attended. Such fees for attendance at Board meetings and committee meetings may not exceed $1,000 per day.

OTHER EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Information concerning the officers of Racing Champions who are not directors is set forth below.

     Curtis W. Stoelting.  Mr. Stoelting, 38, has served as Vice
President -- Finance and Operations and Secretary of Racing Champions since April 1996. Mr. Stoelting has also served as Vice President -- Finance and Operations of RCI since 1994. Prior to joining RCI, Mr. Stoelting was employed for 12 years by Arthur Andersen LLP in Chicago, most recently as a Senior Manager. Mr. Stoelting is a Certified Public Accountant.

     John F. Olsen. Mr. Olsen, 46, has served as Vice President -- Sales of Racing Champions since April 1996. Mr. Olsen has also served as Vice
President -- Sales of RCI since 1993. Prior to joining RCI, Mr. Olsen worked for a sales representative organization located in New York and in this capacity represented the Racing Champions line since 1989.

     Peter J. Henseler.  Mr. Henseler, 39, has served as Vice
President -- Marketing of Racing Champions since April 1996. Mr. Henseler has also served as Vice President -- Marketing of RCI since March 1996. Prior to joining RCI, Mr. Henseler was a director of marketing for McDonald's Corporation since 1989, and was most recently responsible for in-store merchandising and worldwide trademark licensing.

     M. Kevin Camp. Mr. Camp, 40, has served as Vice President -- Licensing and Assistant Secretary of Racing Champions since April 1996. Mr. Camp has also served as Vice President -- Licensing of RCI since 1994. Prior to joining RCI, Mr. Camp held various positions over a 10 year period while employed by NASCAR, most recently serving as director of licensing and marketing.

     Douglas M. Dickson.  Mr. Dickson, 39, has served as Vice
President -- Product Development of Racing Champions since October 1997. Prior to joining Racing Champions, Mr. Dickson held product development positions in the toy, consumer electronics and medical equipment industries.

     Helena Lo. Ms. Lo, 38, has served as Finance and Administration Manager of Racing Champions Limited since 1989. Ms. Lo received a bachelor's degree in Business Administration and prior to joining Racing Champions Limited, Ms. Lo was employed by a chartered accounting firm.

     Kelvin Ng. Mr. Ng, 37, has served as Engineering Manager of Racing Champions Limited since 1989. Mr. Ng is a degreed mechanical engineer with extensive experience in replicating vehicles.

     Rose Lam. Ms. Lam, 35, has served as Marketing and Customer Service Manager of Racing Champions Limited since 1989. Prior to joining RCL, Ms. Lam pursued various studies and received a bachelor's degree in economics.

     Jody L. Taylor. Ms. Taylor, 29, has served as Controller since June 1996. Prior to joining Racing Champions, Ms. Taylor was employed for five years by Arthur Andersen LLP in Chicago, most recently as a manager. Ms. Taylor is a Certified Public Accountant.

     Michael A. Midtgaard. Mr. Midtgaard, 32, has served as Operations Manager of Racing Champions, Inc. since 1994. Prior to 1994, Mr. Midtgaard served RCI for over three years in various operations and systems areas.

     Patrick A. Meyer. Mr. Meyer, 29, has served as National Sales Manager of Racing Champions since July 1996. Prior to joining Racing Champions, Mr. Meyer was employed as a sales representative by a seller of computer hardware from 1993 to 1996 and as a sales representative by Adolph Coors Company from 1991 to 1993. Patrick A. Meyer is the son of Boyd L. Meyer.

     Racing Champions' executive officers include Messrs. Dods, Meyer, Chung, Stoelting, Olsen, Henseler and Camp. The executive officers of Racing Champions generally hold office for one year terms and until their successors are elected and qualified.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Racing Champions' Compensation Committee (the "Compensation Committee"), which is comprised of four members of the Racing Champions Board, is responsible for considering and approving compensation arrangements for senior management of Racing Champions, including Racing Champions' executive officers. The objectives of the Compensation Committee in establishing compensation arrangements for senior management are to: (i) attract and retain key executives who are important to the continued success of Racing Champions; and (ii) provide strong financial incentives, at reasonable cost to the stockholders, for senior management to enhance stockholder value.

     The primary components of Racing Champions' executive compensation program are (i) base salary, (ii) incentive compensation bonuses and (iii) stock options.

     Base Salaries. The base salaries of Racing Champions' executive officers have been set by their respective employment agreements entered into in April 1996. Each of the employment agreements provides that Racing Champions may increase the executive officer's base salary throughout the term or any renewal term of the agreement. During 1997, each executive officer received the minimum base salary set forth in their respective employment agreements. In the future, the Compensation Committee will consider appropriate increases in the base salaries of Racing Champions' executive officers based on individual performance and comparative industry compensation levels.

     Incentive Bonuses. Racing Champions maintains the 1996 Key Employees Performance Compensation Plan (the "Performance Compensation Plan"), the purpose of which is to provide incentive compensation to certain executive officers and other key employees in a form which relates the financial reward to an increase in the value of Racing Champions to its stockholders. Participants under the Performance Compensation Plan are entitled to receive a cash bonus during the first quarter of 1998 based upon Racing Champions' consolidated earnings before income taxes, depreciation and amortization for the year ended December 31, 1997 ("1997 EBITDA"). Pursuant to the Performance Compensation Plan, a bonus pool was created equal to 5.12% of 1997 EBITDA, subject to a minimum requirement of $19.0 million of 1997 EBITDA. The bonus pool was then allocated among the participants in the Performance Compensation Plan based on specified percentages.

     Stock Incentive Plan. In 1997, Racing Champions established the Incentive Plan. The Incentive Plan authorizes the Compensation Committee to grant stock options to officers and other key employees. In June 1997, the Compensation Committee granted options to purchase Racing Champions Common Stock to the named executive officers as shown in the Summary Compensation Table.

     Compensation of the Chief Executive Officer. During 1997, Mr. Dods received a base salary as provided in his employment agreement. Mr. Dods does not participate in the Performance Compensation Plan. Mr. Dods was not awarded any stock options under the Incentive Plan in 1997. The Compensation Committee believes that the size of Mr. Dods existing holdings of Racing Champions Common Stock places Mr. Dods potential benefits in alignment with stockholder interests.

                                          COMPENSATION COMMITTEE:
                                          Avy H. Stein (Chairman)
                                          Robert E. Dods
                                          Samuel B. Guren
                                          John J. Vosicky

EXECUTIVE COMPENSATION

     Summary Compensation Information. The following table sets forth certain information concerning compensation paid to, earned by or awarded to Racing Champions' Chief Executive Officer and each of Racing Champions' four other most highly compensated executive officers in fiscal 1997 for the years indicated below. The persons named in the table are sometimes referred to herein as the "named executive officers."

                         SUMMARY COMPENSATION TABLE(1)

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                       ------------
                                             ANNUAL COMPENSATION        SECURITIES
                                          --------------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION               YEAR    SALARY    BONUS(2)   OPTIONS (#)    COMPENSATION
---------------------------               ----   --------   --------   ------------   ------------
Robert E. Dods..........................  1997   $500,000   $     --          --         $   --
  President                               1996    333,333         --          --             --
Boyd L. Meyer...........................  1997    500,000         --          --             --
  Executive Vice President                1996    333,333         --          --             --
Peter K.K. Chung........................  1997    500,000         --          --             --
  President of Racing Champions Limited   1996    333,333         --          --             --
Curtis W. Stoelting.....................  1997    150,000    245,066      33,653          5,943(3)
  Vice President -- Finance               1996    100,178    139,072      83,008          1,381(3)
  and Operations and Secretary
John F. Olsen...........................  1997    125,000    171,546      25,338          6,919(4)
  Vice President -- Sales                 1996     83,511     80,350      41,504          2,024(4)

---------------

(1) For 1996, all amounts are limited to compensation paid or earned after the Recapitalization on April 30, 1996.
(2) Consists of amounts paid pursuant to the Racing Champions' 1996 Key Employees Performance Compensation Plan. See "-- 1996 Key Employees Performance Compensation Plan."
(3) For 1996, consists of premiums paid by Racing Champions for term life insurance under which Mr. Stoelting may designate the beneficiary. For 1997, consists of $1,193 of premiums paid by Racing Champions for term life insurance under which Mr. Stoelting may designate the beneficiary and $4,750 of matching contributions under the Racing Champions Savings Plan.
(4) For 1996, consists of premiums paid by Racing Champions for term life insurance under which Mr. Olsen may designate the beneficiary. For 1997, consists of $2,169 of premiums paid by Racing Champions for term life insurance under which Mr. Olsen may designate the beneficiary and $4,750 of matching contributions under the Racing Champions Savings Plan.

     Options Granted During 1997. The following table provides certain information regarding stock options granted to the named executive officers of Racing Champions during the year ended December 31, 1997.

                        OPTIONS/SAR GRANTS IN LAST YEAR

                                                                                             POTENTIAL
                                                INDIVIDUAL GRANT                         REALIZABLE VALUE
                           ----------------------------------------------------------    AT ASSUMED ANNUAL
                           NUMBER OF      PERCENT OF TOTAL                                RATES OF STOCK
                           SECURITIES         OPTIONS                                   PRICE APPRECIATION
                           UNDERLYING         GRANTED                                     FOR OPTION TERM
                            OPTIONS       TO EMPLOYEES IN    EXERCISE    EXPIRATION     -------------------
NAME                        GRANTED         FISCAL YEAR       PRICE         DATE           5%        10%
----                       ----------     ----------------   --------   -------------   --------   --------
Curtis W. Stoelting......    33,653(1)          21.6%         $14.00    June 11, 2007   $296,299   $750,879
John F. Olsen............    25,338(2)          16.3           14.00    June 11, 2007    222,974    565,291

---------------

(1) Options with respect to 22,473 shares were fully exercisable upon grant and options with respect to 20% of 11,180 shares become exercisable on June 11 of each year from 1998 to 2002.
(2) Options with respect to 16,953 shares were fully exercisable upon grant and options with respect to 20% of 8,385 shares become exercisable on June 11 of each year from 1998 to 2002.

     Fiscal Year-End Option Values. The following table provides certain information regarding the value of unexercised options held by the named executive officers at December 31, 1997. No named executive officer exercised any options during the year ended December 31, 1997.

                    AGGREGATED FISCAL YEAR-END OPTION VALUES

                                              NUMBER OF SECURITIES UNDERLYING       VALUE OF UNEXERCISED
                                                  UNEXERCISED OPTIONS AT            IN-THE-MONEY OPTIONS
                                                      FISCAL YEAR-END                AT FISCAL YEAR-END
NAME                                             EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE(1)
----                                          -------------------------------   ----------------------------
Curtis W. Stoelting.........................           39,075/77,586                  $126,507/506,014
John F. Olsen...............................           25,254/41,588                    63,254/253,007

---------------

(1) Calculated based on closing sale price of $7.75 per share on December 31, 1997.

     1996 Key Employees Stock Option Plan. On April 30, 1996 in connection with the Recapitalization, the Racing Champions Board adopted, and Racing Champions' stockholders subsequently approved, the 1996 Key Employees Stock Option Plan (the "Stock Option Plan"). Under the Stock Option Plan, the Racing Champions Board, or the Compensation Committee of the Racing Champions Board if so designated by the Racing Champions Board, may grant options to purchase up to 415,041 shares of Racing Champions Common Stock to executives or other key employees of Racing Champions. Options granted under the Stock Option Plan may be either "incentive stock options," which qualify for special tax treatment under the Internal Revenue Code, or nonqualified stock options. Options will expire at such time as the Board of Directors or Compensation Committee determines, provided that no stock option may be exercised later than the tenth anniversary (the fifth anniversary in certain cases) of the date of its grant. Options cannot be exercised until the vesting period, if any, specified by the Board of Directors or Compensation Committee has expired. Options are not transferable other than by will or the laws of descent and distribution, and may be exercised during the life of the employee only by him or her. No options may be granted under the Stock Option Plan after December 31, 2005, which is the date the Stock Option Plan terminates. However, any options outstanding on December 31, 2005 will remain in effect in accordance with their terms. Racing Champions does not intend to grant additional options under the Stock Option Plan.

     The option price per share is determined by the Racing Champions Board or the Compensation Committee, but for incentive stock options cannot be less than 100% (110% for certain stockholders) of the fair market value of the Racing Champions Common Stock on the date such option is granted. Payment of the exercise price may be made in cash or by the surrender of shares of Racing Champions Common Stock having a fair market value on the date of exercise equal to the exercise price.

     Options to purchase 332,033 shares have been granted to certain employees of Racing Champions under the Stock Option Plan. Each of these options become exercisable 20% each year over five years commencing on the first anniversary of the date of grant.

     Stock Incentive Plan. On April 8, 1997, the Racing Champions Board adopted, and Racing Champions' stockholders approved, the Incentive Plan. Under the Incentive Plan, the Racing Champions Board, or the Compensation Committee of the Racing Champions Board if so designated by the Racing Champions Board, may grant options to purchase up to 311,852 shares of Racing Champions Common Stock to executives or other key employees of Racing Champions. At the Racing Champions Annual Meeting, Racing Champions stockholders will be asked to consider and vote upon a proposal to amend the Incentive Plan to increase the number of shares available for issuance under the Incentive Plan to 600,000. See "PROPOSAL TO AMEND THE RACING CHAMPIONS CORPORATION STOCK INCENTIVE PLAN." Options granted under the Stock Option Plan may be either "incentive stock options," which qualify for special tax treatment under the Internal Revenue Code, or nonqualified stock options. Options will expire at such time as the Racing Champions Board or Compensation Committee determines, provided that no stock option may be exercised later than the tenth anniversary (the fifth anniversary for certain stockholders) of the date of its grant. Options cannot be exercised until the vesting period, if any, specified by the Racing Champions Board or Compensation Committee has expired. Options are not transferable other than by will or the laws of descent and distribution, and may be exercised during the life of the employee only by him or her. No options may be granted under the Incentive Plan after April 8, 2007, which is the date the Incentive Plan terminates. However, any options outstanding on April 8, 2007 will remain in effect in accordance with their terms.

     The option price per share is determined by the Racing Champions Board or the Compensation Committee, but for incentive stock options cannot be less than 100% (110% for certain stockholders) of the fair market value of the Racing Champions Common Stock on the date such option is granted. Payment of the exercise price may be made in cash or by the surrender of shares of Racing Champions Common Stock having a fair market value on the date of exercise equal to the exercise price.

     In the discretion of the Racing Champions Board or the Compensation Committee, any option granted under the Incentive Plan may be accompanied by a reload option. A reload option may be granted to an optionee who pays for the exercise of all or part of an option with shares of Racing Champions Common Stock. The reload options represent an additional option to acquire the same number of shares of Racing Champions Common Stock as is used by the optionee to pay for the exercise of his underlying option. A reload option is subject to all of the terms and conditions of the underlying option, except that the exercise price for a reload option will be at least equal to 100% of the fair market value of the Racing Champions Common Stock covered thereby on the date the reload option is granted (i.e., the date the underlying option is exercised). The reload option may only be exercised if the option period of the underlying option to which the reload option relates has not expired.

     In 1997, Racing Champions granted options to purchase 155,753 shares of Racing Champions Common Stock with an exercise price of $14 per share to officers and key employees of Racing Champions under the Incentive Plan, including options to purchase up to 78,852 shares of Racing Champions Common Stock that were accompanied by reload options.

     Employee Stock Purchase Plan. The Racing Champions Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan") is designed to comply with section 423 of the Internal Revenue Code and will provide employees of Racing Champions and its subsidiaries with the right to purchase shares of Racing Champions Common Stock directly from Racing Champions through payroll deductions at a purchase price of at least 95% of fair market value of the Racing Champions Common Stock. Up to 200,000 shares of Racing Champions Common Stock may be offered under the Stock Purchase Plan in a series of quarterly offerings beginning on July 1, 1997 and terminating on December 31, 2001. Each participant may elect to have up to 10% of his base salary invested in Racing Champions Common Stock pursuant to the Stock Purchase Plan, subject to a limit of $25,000 per year based upon the fair market value of stock on the date of grant.

     1996 Key Employees Performance Compensation Plan. On April 30, 1996 the Racing Champions Board of Directors adopted the Performance Compensation Plan. Under the Performance Compensation Plan, certain executive officers and other key employees of Racing Champions will be entitled to receive a cash bonus in the first quarter of 1997 based upon Racing Champions' consolidated earnings before income taxes, depreciation and amortization from April 30, 1996 to December 31, 1996. On April 8, 1997, the Racing Champions Board amended the Performance Compensation Plan to provide an additional cash bonus to participants in the first quarter of 1998 based upon Racing Champions' consolidated earnings before income taxes, depreciation and amortization from January 1, 1997 to December 31, 1997.

     Employment Agreements. On April 30, 1996 Racing Champions entered into separate employment agreements with Messrs. Dods, Meyer, Stoelting and Olsen, and the Hong Kong Subsidiary entered into an employment agreement with Mr. Chung (collectively, the "Employment Agreements"). The Employment Agreements with Messrs. Dods, Meyer and Chung each has a term of three years, and the Employment Agreements with Messrs. Stoelting and Olsen each has a term of two years. Pursuant to the Employment Agreements, Messrs. Dods, Meyer, Chung, Stoelting and Olsen will receive base salaries of $500,000, $500,000, $500,000, $150,000 and
$125,000, respectively, and are entitled to participate in the Performance Compensation Plan and the Stock Option Plan. The Employment Agreements with Messrs. Dods, Meyer and Chung also provide that the executive officer is eligible to participate in any medical, health, dental, disability and life insurance policy as are in effect for the other two most senior executives of Racing Champions, while the Employment Agreements with Messrs. Stoelting and Olsen provide that the executive officer is eligible to participate in any medical, health, dental, disability and life insurance policy as are in effect for other senior management of Racing Champions excluding Messrs. Dods, Meyer and Chung. Pursuant to the Employment Agreements, each executive officer has agreed not to compete with Racing Champions during employment and for a period of two years following termination of employment and has agreed to maintain the confidentiality of Racing Champions' proprietary information and trade secrets.

     Under the Employment Agreements, Racing Champions may terminate the executive officer's employment upon the executive officer's death or disability or if the Racing Champions Board determines that termination is in Racing Champions' best interests. The executive officer may resign and terminate the Employment Agreement at any time. If the executive officer's employment is terminated for disability or death, Racing Champions is required to continue to pay the executive officer, his designated beneficiary or estate, whichever is applicable, the base salary for a period of six months after his termination of employment. If employment is terminated by Racing Champions without cause or by the executive officer with good reason, the executive officer is entitled to receive payment of his base salary until the later of the first anniversary of the date of termination or the end of his employment term under the Employment Agreement. In addition, in the event of termination for death, disability, by Racing Champions without cause or by the executive officer with good reason, the executive officer is entitled to receive all fringe benefits under his Employment Agreement accrued prior to the termination date. If employment is terminated by Racing Champions for cause or by the executive officer without good reason, the executive officer is not entitled to receive any base salary or fringe benefits for periods after the termination date.

STOCK PERFORMANCE GRAPH

     The chart below shows a comparison of the cumulative return since June 12, 1997 had $100 been invested at the close of business on June 11, 1997 in each of the Racing Champions Common Stock, the Nasdaq Composite Index (all issuers), and a peer group constructed by Racing Champions comprised of the following publicly traded producers and distributors of collectibles or die cast vehicle replicas:
Action Performance Companies, Inc., Department 56, Inc., Empire of Carolina, Lewis Galoob Toys, Inc., Hasbro, Inc., Mattel Inc., Play by Play Toys & Novelties Inc., Russ Berrie & Co. Inc., Stanhome Inc., Toy Biz, Inc. and Zindart Limited (the "Peer Group").

CUMULATIVE TOTAL RETURN COMPARISON*
 RACING CHAMPIONS VERSUS PUBLISHED INDICES (NASDAQ COMPOSITE INDEX AND THE PEER
                                     GROUP)

        MEASUREMENT PERIOD               RACING        NASDAQ COMPOSITE
      (FISCAL YEAR COVERED)            CHAMPIONS**           INDEX         THE PEER GROUP
JUNE 11, 1997                                     100                100                100
DECEMBER 31, 1997                                  49                112                116

---------------

* Total return assumes reinvestment of dividends.
** The closing price of Racing Champions Common Stock on June 12, 1997 was
   $15.75, and the closing price on December 31, 1997 was $7.75.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Racing Champions' directors and executive officers, and persons who own more than 10% of a registered class of Racing Champions' equity securities, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Racing Champions' equity securities. The rules promulgated by the Commission under
Section 16(a) of the Exchange Act require those persons to furnish Racing Champions with copies of all reports filed with the Commission pursuant to
Section 16(a). Based solely upon a review of such forms actually furnished to Racing Champions, and written representations of certain of Racing Champions' directors and executive officers that no forms were required to be filed, all directors, executive officers and 10% stockholders of Racing Champions have filed with the Commission on a timely basis all reports required to be filed under Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In April 1996, pursuant to the Recapitalization, Racing Champions issued $38.2 million of Series A Junior Subordinated Promissory Notes (the "Series A Junior Notes"), $1.2 million of Series B Junior Subordinated Promissory Notes (the "Series B Junior Notes"), $6.7 million of Series A Preferred Stock and $1.2 million of Series B Preferred Stock to the Investor Group and Racing Champions' senior management, including Robert E. Dods, Boyd L. Meyer, Peter K.K. Chung, Curtis W. Stoelting, John F. Olsen, Peter J. Henseler and M. Kevin Camp. On June 17, 1997, Racing Champions used a part of the proceeds from the Racing Champions Offering to repay all amounts outstanding under the Series A Junior Notes and the Series B Junior Notes and to redeem all outstanding shares of Series A Preferred Stock and Series B Preferred Stock. In connection with the repayment of these notes and the redemption of the preferred stock, Racing Champions paid $7.5 million to Mr. Dods, $7.5 million to Mr. Meyer, $7.5 million to Mr. Chung, $649,000 to Mr. Stoelting, $130,000 to Mr. Olsen, $130,000 to Mr. Henseler and $130,000 to Mr. Camp. Racing Champions also paid $19.6 million to Willis Stein & Partners, L.P., an entity affiliated with Avy H. Stein and Daniel M. Gill, two directors of Racing Champions, and an aggregate of $5.4 million to two entities affiliated with Samuel B. Guren, a director of Racing Champions.

     Racing Champions leases warehouse space from D. W. Realty, Inc., a corporation wholly owned by William L. Dods, brother of Robert E. Dods, President and a director of Racing Champions. The amount of the lease payments for the year ended December 31, 1997 was $68,814 and Racing Champions currently pays rent of $5,490 per month. Racing Champions believes that the terms of this lease are no less favorable to Racing Champions than could have been obtained from an unaffiliated third party.

     Eric Meyer, son of Boyd L. Meyer, Executive Vice President and a director of Racing Champions, is a principal of Reicher-Goerdt-Meyer Sales and Marketing, Inc. ("Reicher Goerdt"), one of Racing Champions' external sales representative organizations. For year ended December 31, 1997, Eric Meyer was allocated approximately $168,239 of the sales commissions paid by Racing Champions to Reicher Goerdt. Racing Champions pays sales commissions to Reicher Goerdt at the same rate and on no more favorable terms than for Racing Champions' other sales representative organizations.

     James Chung, Peter K.K. Chung's brother, owns 70% of Sunrise, one of the manufacturers utilized by Racing Champions. For the year ended December 31, 1997, Racing Champions paid $5,242,441 to Sunrise for the purchase of die cast vehicle replicas. Racing Champions expects to continue to make purchases from Sunrise during 1998. Racing Champions believes that the terms for the purchase of products from Sunrise are no less favorable to Racing Champions than could have been obtained from an unaffiliated party.

     Racing Champions loaned $120,758 to Peter J. Henseler, Vice
President -- Marketing of Racing Champions, on April 30, 1996, evidenced by a promissory note that bears interest at 8% per year. Mr. Henseler used the proceeds of this loan to purchase 19,713 shares of Racing Champions Common Stock and shares of preferred stock and promissory notes of Racing Champions which were retired on June 17, 1997 using a part of the proceeds of the Racing Champions Offering. These securities were pledged as collateral for the note. As of March 31, 1998, $98,599 was outstanding under this note. On April 14, 1997, Mr. Henseler repaid all outstanding amounts under this note.

     Willis Stein & Partners, L.P., a stockholder of Racing Champions, owns approximately 28% of the equity securities of Petersen Holdings, L.L.C. ("Holdings") and 47% of the common stock of Brightview Communications Group, Inc. ("Brightview"). Holdings and Brightview in turn own all of the equity securities of Petersen Publishing Company, L.L.C. ("Petersen"). In addition, Willis Stein & Partners, L.P. has the contractual ability to control the policies and operations of Petersen. Racing Champions has entered into licensing and marketing arrangements with Petersen in connection with the Racing Champions Mint and Racing Champions Hot Rod Collection and made payments of approximately $181,497 during the year ended December 31, 1997 to Petersen in connection with these licenses.

                      APPOINTMENT OF INDEPENDENT AUDITORS

     The Racing Champions Board, upon recommendation of the Audit Committee, has selected Arthur Andersen LLP to be Racing Champions' auditors for the 1998 fiscal year. Although this appointment is not required to be submitted to a vote of stockholders, Racing Champions believes it appropriate as a matter of policy to request that the stockholders ratify the appointment. If stockholder ratification is not received, the Board of Directors may reconsider the appointment. It is expected that a representative of Arthur Andersen LLP will be present at the Racing Champions Annual Meeting and will have the opportunity to make a statement if he desires to do so and will be available to respond to appropriate questions.

     The Racing Champions Board recommends a vote "FOR" ratification of Arthur Andersen LLP as independent auditors for the purpose of auditing the financial statements of the Racing Champions for fiscal 1998.

               PROPOSAL TO AMEND THE RACING CHAMPIONS CORPORATION
                              STOCK INCENTIVE PLAN

PURPOSE AND EFFECT OF PROPOSED AMENDMENT

     Proposed Amendment. Subject to stockholder approval, the Racing Champions Board has amended the Incentive Plan to increase from 311,852 to 600,000 the aggregate number of shares of Racing Champions Common Stock that may be issued or transferred thereunder upon the exercise or payment of stock options.

     Purpose of Proposed Amendment. Racing Champions recognizes the importance of attracting and retaining key employees of merit and stimulating the active interest of those individuals in the development and financial success of Racing Champions. The Racing Champions Board believes that the Incentive Plan is critically important to the furtherance of these objectives. The Racing Champions Board also believes that, through the Incentive Plan, Racing Champions is able to enhance the prospects for its business activities and objectives and more closely align the interests of key employees with those of stockholders by offering key employees the opportunity to participate in Racing Champions' future through proprietary interests in Racing Champions.

     As of the Racing Champions Record Date, and absent stockholder approval of the proposed amendment to increase the aggregate number of shares of Racing Champions Common Stock available for issuance or transfer under the Incentive Plan, there would be only 156,099 shares of Racing Champions Common Stock remaining available for issuance with respect to additional stock options. Pursuant to the Merger, Racing Champions expects to grant New Options to purchase 220,000 shares of Racing Champions Common Stock to employees of Wheels. There are not enough shares of Racing Champions Common Stock available for issuance under the Incentive Plan to provide for the grant of the New Options. The proposed amendments to the Incentive Plan would make sufficient shares of Racing Champions Common Stock available for issuance with respect to the New Options and would make an additional 224,247 shares of Racing Champions Common Stock available for issuance in connection with future option grants. The absence of an adequate number of shares of Racing Champions Common Stock available for issuance or transfer under the Incentive Plan restricts both the ability and the flexibility of Racing Champions to effectively attract and retain and adequately compensate key employees. The Racing Champions Board believes that it is both necessary and desirable to increase from 311,852 to 600,000 the aggregate number of shares of Racing Champions Common Stock available for issuance or transfer under the Incentive Plan in order to allow the grant of the New Options under the Incentive Plan and to continue to maintain the effectiveness of the Incentive Plan.

DESCRIPTION OF INCENTIVE PLAN

     The following description of the Incentive Plan is qualified in its entirety by reference to the Incentive Plan, as proposed to be amended, which is attached hereto as Exhibit G.

     Under the Incentive Plan, as proposed to be amended, the Racing Champions Board, or the Compensation Committee of the Racing Champions Board if so designated by the Racing Champions Board, may grant options to purchase up to 600,000 shares of Racing Champions Common Stock to executives or other key employees of Racing Champions. Options granted under the Incentive Plan may be either "incentive stock options," which qualify for special tax treatment under the Internal Revenue Code, or nonqualified stock options. Options will expire at such time as the Racing Champions Board or Compensation Committee determines, provided that no stock option may be exercised later than the tenth anniversary (the fifth anniversary for certain stockholders) of the date of its grant. Options cannot be exercised until the vesting period, if any, specified by the Racing Champions Board or Compensation Committee has expired. Options are not transferable other than by will or the laws of descent and distribution, and may be exercised during the life of the employee only by him or her. No options may be granted under the Incentive Plan after April 8, 2007, which is the date the Incentive Plan terminates. However, any options outstanding on April 8, 2007 will remain in effect in accordance with their terms.

     The option price per share is determined by the Racing Champions Board or the Compensation Committee, but for incentive stock options cannot be less than 100% (110% for certain stockholders) of the fair market value of the Racing Champions Common Stock on the date such option is granted. Payment of the exercise price may be made in cash or by the surrender of shares of Racing Champions Common Stock having a fair market value on the date of exercise equal to the exercise price.

     In the discretion of the Racing Champions Board or the Compensation Committee, any option granted under the Incentive Plan may be accompanied by a reload option. A reload option may be granted to an optionee who pays for the exercise of all or part of an option with shares of Racing Champions Common Stock. The reload options represent an additional option to acquire the same number of shares of Racing Champions Common Stock as is used by the optionee to pay for the exercise of his underlying option. A reload option is subject to all of the terms and conditions of the underlying option, except that the exercise price for a reload option will be at least equal to 100% of the fair market value of the Racing Champions Common Stock covered thereby on the date the reload option is granted (i.e., the date the underlying option is exercised). The reload option may only be exercised if the option period of the underlying option to which the reload option relates has not expired.

INCENTIVE PLAN BENEFITS

     Set forth in the table below are the numbers of stock options granted in fiscal 1997 to each of the named executive officers and certain groups.

                                                              NUMBER OF
NAME AND POSITION OR GROUP                                     OPTIONS
--------------------------                                    ---------
Robert E. Dods, President...................................        --
Boyd L. Meyer, Executive Vice President.....................        --
Peter K.K. Chung, President of Racing Champions Limited.....        --
Curtis W. Stoelting, Vice President -- Finance and
  Operations and Secretary..................................    33,653
John F. Olsen, Vice President -- Sales......................    25,338
All executive officers, as a group..........................   109,667
All directors who are not executive officers, as a group....        --
All employees as a group....................................   155,753

     The types of awards and amounts thereof that may be granted under the Incentive Plan to the above-named individuals and groups in the future are not determinable at this time.

VOTE REQUIRED FOR APPROVAL

     The affirmative vote of a majority of the shares of Racing Champions Common Stock present in person or by proxy at the Racing Champions Annual Meeting is required for approval of the proposed amendment to the Incentive Plan.

BOARD OF DIRECTORS RECOMMENDATION

     The Racing Champions Board recommends a vote "FOR" approval of the proposed amendment to the Incentive Plan.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     As a result of the Merger, stockholders of Wheels, whose rights are now governed primarily by the NCBCA, the Wheels Charter and the Wheels By-Laws will become stockholders of Racing Champions, a Delaware corporation, and as such their rights will be governed by the DGCL, the Racing Champions Charter and Racing Champions By-Laws. Certain differences arise from the change in governing law as well as from distinctions between the Wheels Charter and the Wheels By-Laws and the Racing Champions Charter and the Racing Champions By-Laws. The material differences in the rights of stockholders of Wheels and Racing Champions are discussed below. The following comparison of certain provisions of the DGCL and the Racing Champions Charter and By-Laws, on the one hand, the NCBCA and the Wheels Charter and By-Laws, on the other, does not purport to be a complete statement of the differences which may affect the rights of stockholders.

AUTHORIZED CAPITAL STOCK

     The Wheels Charter provides that Wheels has authority to issue 15,000,000 shares of Wheels Common Stock and 5,000,000 shares of Preferred Stock, par value $.01 per share. The Racing Champions Charter provides that Racing Champions has the authority to issue 20,000,000 shares of Racing Champions Common Stock. If the Capitalization Amendment Proposal is approved by Racing Champions stockholders at the Racing Champions Annual Meeting, Racing Champions will have the authority to issue 28,000,000 shares of Racing Champions Common Stock.

COMMON STOCK

     Holders of Racing Champions Common Stock do not have preemptive rights, or any subscription, redemption or conversion privileges. Holders of Racing Champions Common Stock are entitled to participate ratably in dividends on Racing Champions Common Stock, if any, as declared by the Racing Champions Board, and are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Racing Champions. The outstanding shares of Racing Champions Common Stock are, and the shares of Racing Champions Common Stock to be issued in connection with the Merger in exchange for outstanding shares of Wheels Common Stock will be, legally issued, fully paid and nonassessable.

     Holders of Wheels Common Stock do not have preemptive rights or any subscription, redemption or conversion privileges. Holders of Wheels Common Stock are entitled to participate ratably in dividends on Wheels Common Stock, if any, as declared by the Wheels Board, and are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Wheels.

BOARD AUTHORIZED PREFERRED STOCK

     Under the Wheels Charter, the Wheels Board is authorized to issue, without further stockholder approval, up to 5,000,000 shares of preferred stock from time to time in one or more series and to fix the powers, designations, preferences or other rights of the shares and the qualifications, limitations and restrictions of such shares. Preferred stock issued by Wheels may rank prior to Wheels Common Stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights (including multiple voting rights and voting rights as a class) and may be convertible into shares of Wheels Common Stock. The Racing Champions Charter does not authorize the Racing Champions Board to issue preferred stock.

VOTING RIGHTS

     All voting rights in Racing Champions and Wheels are presently vested in the holders of Racing Champions Common Stock and Wheels Common Stock, respectively. Each share of Racing Champions Common Stock and each share of Wheels Common Stock is entitled to one vote on all matters presented to the stockholders. The voting rights vested in holders of Wheels Common Stock are subject to the authority granted in the Wheels Charter to the Wheels Board to issue preferred stock with voting rights. The issuance of preferred stock with voting rights could affect the voting rights of the holders of Wheels Common Stock. The Racing Champions Charter does not authorize the issuance of any preferred stock.

DIRECTORS

     Number. The Racing Champions By-Laws provide that the number of directors will not be less than three nor more than 15. The Racing Champions Board currently consists of eight members. At the Effective Time, the size of the Racing Champions Board will be expanded to 11 members in order to allow the election of three members designated by Wheels. The Racing Champions Charter provides that the Racing Champions Board has the exclusive right to fill vacancies in the Racing Champions Board, including vacancies created by expansion of the Racing Champions Board or the removal of a director, and that any director
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elected to fill a vacancy shall serve until the next election of the class for which such director shall have been chosen.

     The Wheels Charter provides that the number of directors will not be less than three nor more than 12. The Wheels Board currently consists of eight members.

     Removal of Directors. The Racing Champions By-Laws provide that directors may be removed from office with or without cause only by the holders of a majority of the outstanding shares then entitled to vote at an election of directors.

     The Wheels By-Laws provide that directors may be removed from office with or without cause by a vote of stockholders holding a majority of the shares entitled to vote at an election of directors.

     Election of Directors. The DGCL permits, but does not require, the adoption of a "classified" board of directors with staggered terms under which part of the board of directors is elected each year for a maximum term of three years. The Racing Champions Charter does not provide for such a "classified" board of directors. The DGCL provides that a corporation's directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote on the election of directors. Under the DGCL, stockholders of a corporation may not elect directors by cumulative voting unless the corporation's certificate of incorporation so provides. The Racing Champions Charter does not provide for cumulative voting.

     The NCBCA permits, but does not require, the adoption of a "classified" board of directors with staggered terms under which part of the board of directors is elected each year for a maximum term of three years. The Wheels Charter provides that if the number of directors of Wheels is fixed by the Wheels Board at six or more, the directors' terms of office shall be staggered by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total. The Wheels Board has not taken any action to implement a classified board and does not intend to take any such action prior to the consummation of the Merger. The NCBCA provides that a corporation's directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote on the election of directors. Under the NCBCA, stockholders of a corporation may not elect directors by cumulative voting unless the corporation's certificate of incorporation so provides. The Wheels Charter does not provide for cumulative voting.

DISSENTERS' RIGHTS

     Under the DGCL, a stockholder of a corporation participating in certain merger and similar transactions may, under certain circumstances, receive cash in the amount of the fair value of his shares (as determined by a court) in lieu of the consideration he would otherwise receive in the merger. Unless a corporation's certificate of incorporation provides otherwise, the DGCL does not require that such dissenters' rights of appraisal be afforded with respect to a merger or consolidation (i) to stockholders of a corporation, the shares of which are either listed on a national securities exchange or the Nasdaq National Market or widely held (by more than 2,000 stockholders), if the stockholders of such corporation receive only shares of the surviving corporation or of a listed or widely held corporation (plus cash in lieu of any fractional shares), or (ii) to stockholders of a corporation surviving a merger, if no vote of such stockholders is required to approve the merger because, pursuant to Section 251(f) of the DGCL, the agreement of merger does not amend the certificate of incorporation of the surviving corporation, each share of stock of the surviving corporation outstanding immediately prior to the effective date of the merger is to be identical to outstanding or treasury shares of the surviving corporation after the effective date of the merger and the number of shares of common stock into which securities to be issued in the merger can be converted does not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the merger. The Racing Champions Charter does not provide for appraisal rights and thus holders of shares of Racing Champions Common Stock (in light of the fact that such shares are traded on the Nasdaq National Market) may not be entitled to appraisal rights in certain circumstances.

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

     Under the NCBCA, a stockholder of a North Carolina corporation may have dissenters' rights in connection with the consummation of a merger in which the corporation participates, the consummation of the sale of all or substantially all of the corporation's assets, certain amendments to the articles of incorporation of the corporation and similar transactions. The NCBCA does not provide for any exception to the application of dissenters' rights for a corporation whose shares are traded on a national securities exchange or the Nasdaq National Market or otherwise widely held. The application of dissenters' rights under North Carolina law with respect to the Merger is described herein under "DISSENTERS' RIGHTS."

DERIVATIVE ACTIONS

     Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, a Delaware corporation. The DGCL provides that a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. A stockholder may not sue derivatively unless he or she first makes a demand on the corporation that it bring suit and such demand is refused, unless it is shown that such demand would have been futile.

     Under the NCBCA, a stockholder of a North Carolina corporation may institute a lawsuit in the name of the corporation upon meeting certain requirements, including the requirement of making a written demand upon the corporation to take appropriate action and refraining from filing a lawsuit with respect to such demand until 90 days expires following such demand, unless the corporation notifies the stockholder that it rejected the demand or irreparable injury would result to the corporation by waiting for the 90 days to expire.

AMENDMENT OF CHARTER AND BY-LAWS

     The DGCL requires a vote of the corporation's Board of Directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the Certificate of Incorporation, unless a greater level of approval is required by the Certificate of Incorporation. The Racing Champions Charter does not require a greater level of approval. If any amendment would alter the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the Certificate of Incorporation. The DGCL also states that the power to adopt, amend or repeal the By-Laws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its Certificate of Incorporation may confer such power on the Board of Directors in addition to the stockholders. The Racing Champions Charter expressly authorizes the Racing Champions Board to adopt, amend or repeal the Racing Champions By-Laws, provided that: (i) no By-Law adopted by stockholders may be amended, repealed or readopted by the Racing Champions Board if the By-Law so adopted so provides; and (ii) a By-Law adopted or amended by the stockholders that fixes a greater or lower quorum requirement or a greater voting requirement for the Racing Champions Board than otherwise provided in the DGCL may not be amended or repealed by the Racing Champions Board unless the By-Law expressly provides that it may be amended or repealed by a specified vote of the Racing Champions Board.

     Under the NCBCA, stockholders can amend or repeal a corporation's bylaws, even though the bylaws can be amended by the board of directors. In the absence of a provision in the articles of incorporation or the bylaws requiring stockholder action to amend the bylaws, the board of directors is authorized to amend them without stockholder approval, except that the board of directors may not adopt, repeal or amend a bylaw adopted, repealed or amended by the stockholders, unless the articles of incorporation or a bylaw adopted by the stockholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally. The Wheels Charter does not require stockholder action to amend the Wheels By-Laws.

ADVANCE NOTICE FOR RAISING BUSINESS OR MAKING NOMINATIONS AT ANNUAL MEETINGS

     The Racing Champions By-Laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of Racing Champions and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the

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

Exchange Act, or any successor provision, only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting by, or at the direction of, the Racing Champions Board, or by a stockholder who has provided the Secretary of Racing Champions timely written notice of the stockholder's intention to bring such business before the meeting. Only persons who are nominated by, or at the direction of, the Racing Champions Board, or who are nominated at the meeting by a stockholder who has given timely written notice to the Secretary of Racing Champions prior to the meeting at which directors are to be elected, will be eligible for election as directors of Racing Champions.

     All such notices must include: (i) a representation that the person sending the notice is a stockholder of record and will remain such through the record date for the meeting; (ii) the name and address, as they appear on Racing Champions' books, of such stockholder; (iii) the class and number of the Racing Champions' shares which are owned beneficially and of record by such stockholder; and (iv) a representation that such stockholder intends to appear in person or by proxy at such meeting to make the nomination or move for the consideration of other business set forth in the notice. Notice as to proposals with respect to any business to be brought before the meeting other than the election of directors shall also set forth the text of the proposal and may set forth any statement in support thereof that the stockholder wishes to bring to the attention of Racing Champions, and shall specify any material interest of such stockholder in such business. Notice as to nominations of a director shall identify the nominee and include the written consent of each nominee to serve as a director if so elected.

     The Wheels By-Laws do not provide for a similar advance notice procedure for stockholder proposals or nominations at an annual meeting.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Racing Champions Charter provides that, to the full extent provided by law, a director will not be personally liable for monetary damages to such corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of such corporation.

     Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of, the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. The Racing Champions Charter and the Racing Champions By-Laws provide to directors and officers indemnification to the full extent provided by law, thereby affording the directors and officers of Racing Champions the protections available to directors and officers of Delaware corporations. Article VII of the Racing Champions By-Laws also provides that expenses incurred by a person in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer shall be paid in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Racing Champions as authorized by relevant Delaware law.

     The Wheels Charter and the Wheels By-Laws provide protection to its officers and directors against monetary liability for actions taken by them in the performance of their duties as officers and directors and exonerate directors from monetary liability for such actions. The exoneration from monetary liability does not apply to actions taken by a director who knew at the time of the act or omission that the action was clearly in conflict with the best interests of Wheels, to liability for unlawful distributions approved by a director or to any

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

transaction from which the director received an improper benefit. The Wheels By-Laws, as well as the statutory law of North Carolina, afford broad protection from liability and indemnification from expense. An officer or director who is wholly successful in defending a claim is generally entitled to full indemnification for expenses incurred in the defense. One who is partially successful may be entitled to indemnification for the amount of any judgment as well as payment of expenses, provided that the individual did not violate his or her statutory duty to Wheels. In any event, the court hearing a matter has authority to determine whether the person accused is entitled to indemnification. Wheels has purchased a directors and officers liability insurance policy that provides coverage to Wheels and to its officers and directors for actions taken by them in the ordinary course of their duties.

PROVISIONS APPLICABLE TO BUSINESS COMBINATIONS AND CHANGES IN CONTROL

     Under Section 203 of the DGCL, certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the business combination was approved by the board of directors of the corporation before the other party to the transaction became an interested stockholder, (ii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iii) the business combination was approved by the board of directors of the corporation and ratified by holders of 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

     The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as any stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock. Because Willis Stein & Partners, L.P. became an "interested stockholder" of Racing Champions before the amendment and restatement of the Racing Champions Charter effective June 17, 1997, Willis Stein & Partners, L.P. is exempted from the operation of Section 203 of the DGCL.

     Under the NCBCA, no business combination (defined to include any merger, consolidation, share exchange or sale of all or any substantial part of the corporation's assets) involving a corporation (such as Wheels) which has a class of securities registered under the Exchange Act and any entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation's voting shares may be consummated unless the holders of 95% of the outstanding voting shares approve the business combination. This provision does not apply if the parties comply with certain requirements specified in the NCBCA relating to the value of the consideration paid in the business combination, the composition of the corporation's board of directors, the disclosure to stockholders regarding the business combination and other procedural matters.

     When a corporation (such as Wheels) is incorporated in North Carolina and has substantial assets in North Carolina, its principal place of business or a principal office within North Carolina, a class of securities registered under the Exchange Act and more than 10% of its stockholders resident in North Carolina or more than 10% of its shares held by North Carolina residents, any acquisition which, along with previous holdings, gives the acquiror at least 20% of the corporation's voting stock triggers a stockholder approval mechanism. If the acquiror files a statutorily required disclosure statement, requests a special meeting of stockholders at which all disinterested stockholders (those not affiliated with the acquiror) consider and vote upon whether the acquiror shall have voting rights with respect to the shares of such corporation held by it and agrees to pay all costs incurred in connection with such meeting, then the corporation must call such a meeting within
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

10 days and hold such meeting within 50 days of such request. Without stockholder approval, the shares acquired by the acquiror have no voting rights. If the shares held by acquiror are accorded voting rights pursuant to the procedure described above and the acquiror beneficially owns more than 50% of the corporation's outstanding shares, each of the corporation's other stockholders have the right to require that the corporation redeem their shares at a price not less than the highest price per share paid by the acquiror for any of its shares.

VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS

     The DGCL requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger or consolidation of a corporation, except that, unless required by its Certificate of Incorporation, no authorizing stockholder vote is required of a corporation surviving a merger if (a) such corporation's Certificate of Incorporation is not amended to any respect by the merger; (b) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (c) the number of shares to be issued in the merger does not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger. The Racing Champions Charter does not require a greater percentage vote for such actions. Stockholder approval is also not required under the DGCL for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

     The NCBCA requires the affirmative vote of a majority of votes entitled to be cast by each voting group entitled to vote thereon to authorize any merger or consolidation of a corporation, except that, unless required by its Articles of Incorporation, no authorizing stockholder vote is required of a corporation surviving a merger if: (a) such corporation's Articles of Incorporation are not amended to any respect by the merger; (b) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; (c) the number of voting shares to be issued in the merger does not exceed 20% of such corporation's outstanding voting shares immediately prior to the effective date of the merger; and (d) the number of participating shares to be issued in the merger does not exceed 20% of such corporation's outstanding participating shares immediately prior to the effective date of the merger. The Wheels Charter does not require a greater percentage vote for such actions. Stockholder approval is also not required under the NCBCA for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which is owns at least 90% of the outstanding shares of each class of stock.

STOCKHOLDER CONSENT IN LIEU OF MEETING

     Under the DGCL and the NCBCA, unless otherwise provided in the Certificate or Articles of Incorporation, any action required to be taken or which may be taken at any annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. Neither the Racing Champions Charter nor the Wheels Charter imposes any limitations on actions of stockholders by written consent.

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               ADDITIONAL INFORMATION REGARDING RACING CHAMPIONS

DESCRIPTION OF BUSINESS

  General

     Racing Champions is a leading producer and marketer of collectibles. Racing Champions is best known for its extensive line of officially licensed die cast replicas of actual race cars and related vehicles from the five most popular U.S. professional racing series, including NASCAR. Since its inception in 1989, Racing Champions has capitalized on the growing popularity of motor sports by offering an expanding line of high quality, affordable racing replicas targeted toward racing fans and adult collectors. Beginning in 1996, Racing Champions successfully expanded into non-racing collectibles by introducing the Racing Champions Mint line of die cast replicas of classic and late-model vehicles. Racing Champions continued this expansion in 1997 with the introduction of additional lines of non-racing vehicle replicas and two new lines of collectible pewter figures. In 1998, Racing Champions plans to introduce Racing Champions Authentics, a new line of die cast vehicle replicas sold exclusively at hobby and collector shops, limited edition racing replicas relating to NASCAR's 50th anniversary, additional lines of racing replicas and classic and custom vehicle replicas, and a new line of collectible pewter figures. From 1990, Racing Champions' first full year of operations, through 1997, Racing Champions' net sales grew from approximately $5 million to $77 million.

  Collectibles Industry

     The collectibles industry is composed of numerous niche markets served by a wide variety of producers and distributors. Collectible products include figurines, dolls, ceramic buildings, prints, plates, glass, ornaments, steins, music boxes, trading cards and die cast items, including vehicles. Collectible products are generally of high quality, produced in limited quantities and targeted to adults. According to the Collectibles Industry Report for 1997 by Unity Marketing, an independent market research firm, the collectibles industry generated customer sales of approximately $9.2 billion in the United States in 1996. This represented a 15.0% increase from 1995 and a 30.0% increase from 1994. Demographic trends are expected to positively impact the industry, as the baby boom generation ages and has higher discretionary income that can be spent on leisure goods such as collectibles. Racing Champions is currently focused on the following two segments of the collectibles market.

  Die Cast Vehicle Replicas

     The die cast vehicle industry generated consumer sales of approximately $1.2 billion in the United States in 1996. Die cast vehicles include airplanes, trains, tractors, and most significantly, automobiles and trucks and have been produced for many years by a wide variety of companies. While a significant percentage of die cast products have historically been sold as toys, an active base of adult die cast collectors has developed over time. Various secondary markets for die cast vehicles have subsequently developed with a number of periodicals regularly reporting the secondary market value of a wide variety of die cast vehicles.

     Classic and Custom Vehicle Replicas. The classic and custom die cast vehicle replicas primary market is comprised of boys ages five and over and adults. Collectible periodicals have for many years included die cast vehicles such as 1:64 scale cars originally produced by Matchbox(R). While collector interest in die cast cars continues, Racing Champions believes that the quality of new 1:64 scale vehicles has declined over the years as other manufacturers reduced features and costs in order to compete on a price basis with toys. Racing Champions has targeted its classic and custom vehicle replicas to adult collectors who make multiple purchases of die cast vehicles because of their affinity for automobiles and trucks, the authenticity of the replicas and the fun of collecting.

     Racing Replicas. Due to the popularity of motor sports, racing replicas emerged as a significant and growing category of the die cast vehicle industry. The racing replica industry's primary market is racing fans and adult collectors. Racing Champions believes that its customers are predominately male with approximately 80% age 24 and older. These fans are attracted to racing replicas due to the highly detailed, precise nature of the replicas and the popularity of racing and the teams, drivers and sponsors represented by the

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replicas. Established secondary markets exist for racing replica products, including Racing Champions', with market values reported in collector magazines such as Becketts, Die Cast Digest and Tuff Stuff's RPM.

     Racing Champions believes that demand for racing replicas will continue to increase as the interest in motor sports grows. The North American motor sports industry currently enjoys a large and growing spectator base with total attendance in 1996 exceeding 15.4 million at 215 sanctioned events. By comparison, approximately 14.6 million people attended the 240 NFL regular season games. The most popular of the motor sports circuits is the NASCAR Winston Cup Series. From 1990 to 1996, attendance at Winston Cup events increased from approximately 3.3 million to 5.5 million, an increase of approximately 67%. During the same period, sales of NASCAR licensed merchandise have increased from $60 million to $770 million, a compound annual growth rate of approximately 53%. Racing Champions has contributed to this growth and has been NASCAR's leading licensee since 1992. Overall Nielsen ratings for Winston Cup telecasts increased approximately 20% from 1994 to 1996 and household viewership increased approximately 27% for the same period. The growth in motor sports in general, and NASCAR in particular, is expected to continue for a number of reasons, including: (i) the opening of new superspeedways in the Dallas/Ft. Worth and Los Angeles markets and the inclusion of these markets in the 1997 Winston Cup Series; (ii) the expansion and upgrade of many existing motor sports facilities throughout the U.S.; (iii) the conducting of IRL and other non-NASCAR events at traditional NASCAR venues; and (iv) increased television exposure in response to favorable ratings increases.

  Collectible Figures and Figurines

     Collectible figures and figurines are the largest category within the collectibles industry with over $3 billion in consumer sales in 1996. These figures and figurines are produced in various mediums including acrylic, plastic, porcelain, crystal and pewter and depict characters from a wide variety of themes including nostalgia, entertainment, sports and wildlife. The majority of this market includes higher quality figures and figurines which are generally intended for display. These items are often offered in limited edition sets, which enhances their collectibility. A portion of this market includes collectible "action" figures, which typically are plastic, and represent characters from comics, movies, television shows or professional sports. Established secondary markets exist for collectible action figures, with market values reported in collector magazines such as White's Collecting Figures and Action Figure Digest.

     Comic Book Characters. Comic books have been an entertainment medium since their inception in the late 1930's. Many of today's favorite mythical characters were created in the pages of comic books, including such popular superheroes as Batman, Superman and Spiderman. Related entertainment products such as movies and television programs increase the reach of comic book characters to a wide spectrum of consumers and collectors. Comic books and comic book characters have grown into a significant adult collectibles category as a result of comic books' 60 year history, unique and imaginative characters and thousands of published titles. The comic book character market primarily attracts adult males and is supported through national and regional collector shows, auctions and dedicated publications such as Overstreets Price Guides, Wizard Magazine and Fan Magazine.

     Sports Collectibles. The sports collectible and memorabilia business has grown over the last decade from primarily trading cards to encompass a large variety of products including autographed equipment, pictures and replica figures. The collector base consists of both children and adults, the majority of whom are male. Sports memorabilia and collectible products are in high demand due to the increase in media exposure and the celebrity status afforded past and present athletes. Collector shows, auctions and dedicated publications such as Becketts and Sports Collectors Digest help support the growth in secondary market trading of sports collectibles and memorabilia which has further enhanced collector interest in the category.

     Star Trek Collectibles. With five television series, eight motion pictures and more than 500 fan publications, Star Trek has developed into one of the most popular and enduring entertainment and collectible franchises. More than 200 licensees currently sell a wide variety of Star Trek merchandise ranging from chess sets to 3-D collector plates. Paramount, the producer of Star Trek, estimates that Star Trek products have

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generated more than $2.5 billion at retail since the inception of the first Star
Trek television series in the late 1960's.

  Business Strategy

     Racing Champions' objectives are to (i) expand its racing replica business by capitalizing on the growing popularity of motor sports; (ii) leverage its brand name, reputation with collectors and established distribution and manufacturing relationships by developing new collectible products; and (iii) supplement its internal growth through the pursuit of strategic acquisitions. Racing Champions' primary strategies for achieving these objectives are as follows:

     Focus on Collectible Racing Replicas. Racing Champions is uniquely focused on developing collectible scaled die cast vehicle replicas, with an emphasis on racing vehicles that compete in NASCAR racing events, one of the fastest growing sports in the United States. Racing Champions believes that it had the largest domestic share in 1997 of the collectible scaled die cast racing replica category. Key to that achievement is the commitment of Racing Champions to fostering the collectibility of its products, including carefully managing quantities produced and continually freshening product offerings by staggering release dates. Sales of Racing Champions' collectible NASCAR racing replicas increased by more than 29% in 1997. In 1996, Racing Champions took its expertise in racing die cast replicas and applied it to develop new lines of non-racing vehicle replicas. Racing Champions' non-vehicle racing replicas currently includes seven product lines and generated over $11 million of sales in 1997.

     Authenticity Through Licensing. Much of Racing Champions' success is based upon its expertise in producing highly detailed collectibles with a reputation for quality workmanship and authenticity. Producing authentic collectibles generally requires Racing Champions to secure licensing agreements with representatives of the item or person to be replicated. For example, Racing Champions' NASCAR die cast racing replicas require licensing agreements with that sport's organizing body, team owners, drivers, sponsors and vehicle manufacturers, among others. Currently, Racing Champions maintains licenses with over 90% of NASCAR teams. After the consummation of the Merger, Racing Champions expects that Wheels' licensing arrangements will complement Racing Champions' licensing arrangements and that the combined company will be well positioned to pursue licenses with top drivers.

     Primarily Mass Merchant Distribution. Racing Champions distributes its products primarily through mass merchant retailers such as K-Mart, Target, Toys 'R' Us and Wal-Mart, which provides a strong demographic fit with Racing Champions' targeted customers -- adult males over age 25. By focusing on this high volume channel of distribution, Racing Champions realizes substantial economies of scale. By controlling product and selling costs, Racing Champions can sell at reduced prices without adversely affecting quality. Racing Champions has also consistently increased shelf space for its products, with displays for Racing Champions' products in over 20,000 retail locations.

     Maintain Dedicated External Manufacturing Relationships. Racing Champions maintains dedicated suppliers in China for the production of its die cast products. The Hong Kong Subsidiary closely oversees and coordinates production. Racing Champions believes that its relationships with its suppliers provide many advantages, including flexibility, reliability and lower costs. Within the last 12 months, two of Racing Champions' suppliers have developed new facilities in the Racing Industrial Zone (the "RIZ Complex") in China. Additional suppliers of Racing Champions are in the process of developing facilities in the RIZ Complex. The Hong Kong Subsidiary intends to establish an office in the RIZ Complex to house its graphic design, engineering, quality control, production scheduling and administrative personnel. Racing Champions believes that the development of the RIZ Complex should allow increased production, greater efficiency and potential cost savings with respect to the manufacture of Racing Champions' products.

     Strong Growth Through New Products and New Distribution Channels. Key to Racing Champions' growth strategy is the continuous development of new, innovative products. For example, since 1996, Racing Champions has created and expanded its classic and custom die cast vehicle replica category to include seven product lines which generated net sales of $11 million in 1997. After the consummation of the Merger, the business of Wheels, a leading distributor and producer of NASCAR-licensed merchandise, will further broaden Racing Champions' product offerings while adding significant distribution channels for Racing Champions' die cast racing replicas.

     Pursue Strategic Acquisitions. Racing Champions intends to supplement internal growth through the pursuit of acquisitions to add new products and extend Racing Champions' market reach. Racing Champions intends to focus its acquisition strategy on companies like Wheels that complement Racing Champions' collectible product offerings.

     Experienced Management Team. Behind the success of Racing Champions is a group of executives with nearly 100 years of combined experience in the collectibles, consumer products and racing industries. The Racing Champions management team includes Robert E. Dods, Racing Champions' President, and Boyd
L. Meyer, Racing Champions' Executive Vice President, who co-founded the RCI Group in 1989 and maintain a significant equity interest in Racing Champions.

  Products

     Racing Champions produces products in the die cast racing replica, classic and custom vehicle replica and collectible figure categories. Since 1989, Racing Champions has continually introduced new products and expanded its product lines. Racing Champions' current products were introduced in the following years:

  YEAR OF INTRODUCTION                            PRODUCTS
  --------------------                            --------
  1989................  1:64 stock car
  1990................  1:87 team transporter
  1991................  1:64 team transporter; 1:24 stock car
  1993................  1:24 pit stop display; 1:64 and 1:24 Premier Edition stock cars
  1994................  1:64 Indy style race car; 1:24 Indy style race car; 1:64 sprint car; 1:24 sprint car
  1995................  1:64 racing truck; 1:24 stock car with opening hood; 1:24 racing truck; 1:18 stock car with opening hood; 1:9 racing motorcycle; 1:24 top fuel dragster
  1996................  1:64 stock car with opening hood; 1:144 stock car; 1:64 top fuel dragster; 1:64 funny car; 1:64 pro stock drag racer;
                        1:24 funny car; 1:24 pro stock drag racer; 1:64 Racing
                        Champions Mint
  1997................  1:144 racing truck; 1:144 team transporter; 1:144 top fuel dragster; 1:144 funny car; 1:144 pro stock drag racer; 1:24
                        Hot Rod Collection; 1:64 Hot Rod Collection; 1:144 Hot Rod
                        Collection; Comic Book Champions pewter figures; Sports
                        Champions pewter figures; 1:144 Racing Champions Mint; 1:144
                        Truckin USA transporter; 1:144 Dukes of Hazzard vehicles;
                        1:64 Stock Rods; 1:24 Stock Rods; 1:144 Stock Rods; 1:64
                        Police USA Collection.

  Racing Replicas

     Racing Champions' racing replicas include a comprehensive line of scaled stock cars, trucks and team transporters representing most of the vehicles competing in the current year's NASCAR Winston Cup Series, Busch Grand National Series and Truck Series by Craftsman. Racing Champions also produces replicas from other popular racing series including NHRA drag racing, CART and IRL Indy style racing and World of Outlaws sprint car racing. In 1997, Racing Champions produced over 1,000 different styles of racing replicas, including various sizes such as 1:18, 1:24, 1:64, 1:87 and 1:144 scale. A 1:24 scale stock car replica is approximately eight inches long whereas a 1:64 scale stock car replica is approximately three inches long. Racing Champions' racing replicas generally retail at prices ranging from $1 to $30.

     NASCAR Vehicles. The NASCAR product line covers stock cars in the Winston Cup and Busch Grand National Series and racing trucks in the NASCAR Truck Series by Craftsman. NASCAR stock cars were Racing Champions' initial offering in the collectible racing replica category. NASCAR products include race cars and trucks, team transporters and pit stop displays which are produced in various sizes including 1:18, 1:24, 1:64, 1:87 and 1:144 scale. The NASCAR product line is produced in an annual Regular Edition as well as special editions. The special editions are differentiated by more detailed painting, special packaging and limited edition, serial numbered production runs. In connection with NASCAR's 50th Anniversary celebration in 1998, Racing Champions will launch four limited edition 50th Anniversary product lines in unique gold packaging. Racing Champions also introduced its Signature Drivers Series in 1998. The Signature Drivers Series consists of 1:64 and 1:24 scale stock cars and 1:64 scale transporters which feature opening hoods, intricately designed interiors and engines, and driver-specific packaging. Racing Champions has entered into licenses with various NASCAR stock car and truck teams, drivers, agents and sponsors, which allow Racing Champions to replicate race cars and race trucks and team transporters for over 100 teams.

     Indy Style Cars. Racing Champions began production of Indy style cars in 1994. Indy style car products are produced in 1:24 and 1:64 scale sizes. Racing Champions has entered into licenses which allow Racing Champions to replicate over 30 cars. Racing Champions also holds a license from the Indianapolis Motor Speedway to produce special event related vehicles.

     World of Outlaws Sprint Cars. Racing Champions began production of the World of Outlaws sprint car racing product line in 1994. Sprint car products are produced in 1:24 and 1:64 scale sizes. Racing Champions has entered into licenses which allow Racing Champions to replicate over 30 cars.

     National Hot Rod Association Drag Racers. Racing Champions introduced its NHRA product line in 1995. NHRA products are currently produced in 1:24, 1:64 and 1:144 scale sizes. This product line includes licenses for the top fuel, funny car and pro stock drag racing divisions which allow Racing Champions to replicate over 55 vehicles.

  Classic and Custom Vehicle Replicas

     Racing Champions Mint. In early 1996, Racing Champions introduced the Racing Champions Mint product line. The Racing Champions Mint is a new concept building on Racing Champions' racing replica success but still focusing on the collectible die cast vehicle market. Each month Racing Champions issues an assortment of six serial numbered, highly detailed 1:64 scale replicas of classic and late model cars and trucks in color schemes matching those used on the actual vehicle. Each new issue is sequentially numbered and includes releases of new models and new paint schemes. The replicas are selected from actual vehicles manufactured over the past five decades. The limited production of these replicas enhances their collectibility.

     In 1997, Racing Champions introduced a 1:144 scale version of the Racing Champions Mint. Also in 1997, Racing Champions entered into an agreement with Petersen Publishing Company which allows for the use of the Motor Trend Magazine trade name and trademarks on the Racing Champions Mint product line. Racing Champions believes that the Motor Trend name increases the authenticity of this product line and creates additional interest with collectors and automobile enthusiasts. In addition, Racing Champions currently promotes this product line in Motor Trend Magazine and on Motor Trend's cable television show.

     Hot Rod Collection. Due to the success of Racing Champions Mint and consumer feedback, Racing Champions launched in early 1997 a new line of collectible die cast hot rod car replicas. The Racing Champions Hot Rod Collection is based on an exclusive license with Petersen Publishing Company's Hot Rod Magazine and includes custom designed hot rod cars in 1:24 and 1:64 scale sizes. In addition to the license, Racing Champions will promote this product line in Hot Rod Magazine and on Hot Rod Magazine's cable television show and Power Tour of various U.S. cities. Like Racing Champions Mint, new Hot Rod Collection models and styles will be released in monthly assortments. Each vehicle in the Racing Champions Hot Rod Collection is produced in limited quantity and includes a serial number to enhance collectibility.

     Other. Racing Champions introduced several additional lines in 1997 to continue the expansion of its non-racing vehicle replica category, and Racing Champions plans to introduce new non-racing vehicle replica lines in 1998. Racing Champions introduced Stock Rods in 1997, which features the graphics of current NASCAR stock cars on replicas of modern and vintage cars. In 1997, Racing Champions also launched the Truckin USA line, which features over-the-road transporters, and Police USA, which features police vehicles from various U.S. cities and states from the 1930's to the 1990's. In 1998, Racing Champions plans to debut the WCW and Hot Country Steel lines to complement the Truckin USA and Police USA lines. Hot Country Steel will depict country music stars on "hot" cars, while WCW vehicles will contain graphics associated with popular wrestlers in versions from two popular wrestling associations, WCW and NWO.

  Collectible Pewter Figures

     In 1997, Racing Champions introduced a new product category, collectible pewter figures. High quality pewter figures had not previously been widely available through mass merchants. Racing Champions initially focused on two proven and highly recognizable licensed properties -- comic book characters and popular athletes. Products in this category are released in continuing series. Replicas of individual comic book characters and popular athletes are produced in limited production runs and will not be repeated. In order to further collectibility, all products are hand numbered and sold with a certificate of authenticity. In 1998, Racing Champions plans to introduce a new line of Star Trek collectible pewter figures and vehicles.

     Comic Book Champions. In early 1997, Racing Champions began producing the Comic Book Champions line of collectible pewter replicas, and shipped the first Comic Book Champions replicas in March 1997. Comic Book Champions is a series of pewter replicas of comic book characters in action poses. Each figure is mounted on a die cast stand in front of an encased miniature reproduction of a comic book cover on which the character appeared. Comic Book Champions will be produced in Gold, Silver and Modern Age series, representing different eras of comic book publishing. Racing Champions has separate, nonexclusive licensing agreements with Marvel Characters, Inc. and DC Comics to use the likenesses of certain comic book characters and the reproductions of the comic book covers for this product. Figures in the initial releases included Superman(R), Batman(R), Spiderman(R), Captain America(R), the Incredible Hulk(R) and the Joker(R).

     Sports Champions. In 1997, Racing Champions began producing the Sports Champions line of collectible pewter replicas, and shipped the first Sports Champions replicas in May 1997. Sports Champions is a series of pewter replicas of popular athletes. Each replica is mounted on a die cast stand in front of an encased miniature reproduction of a Sports Illustrated magazine cover on which the athlete appeared. Racing Champions has a licensing agreement with Sports Illustrated to use its trade name and the reproductions of its magazine covers. Racing Champions has entered into licensing agreements with several major sports leagues (including the National Football League, Major League Baseball and the National Hockey League) and has entered into licenses with several professional athletes to use their likenesses on the Sports Champions replicas. Racing Champions anticipates entering into licensing agreements with additional sports figures as the Sports Champions product line is developed. The initial releases of the Sports Champions line included Muhammad Ali, Frank Thomas, Ken Griffey, Jr., and Joe Montana, among others.

     Star Trek Champions. Racing Champions plans to introduce a new line of collectible pewter figures and vehicles based on the Star Trek motion pictures in the second quarter of 1998. Racing Champions has a licensing agreement with Viacom Consumer Products, Inc. to use the likenesses of characters and vehicles from the Star Trek motion pictures. Initially, Racing Champions will release a monthly series of Star Trek Champions collectibles with pewter replicas of legendary characters and vehicles from the first eight Star Trek motion pictures, including Captain James T. Kirk(TM), Mr. Spock(TM), Captain Picard(TM) and The U.S.S. Enterprise(TM). Each hand sculpted figure is cast in pewter and mounted on a die cast stand in front of a mini framed cell replica from the specific Star Trek movie. Each figure is a unique one time release and is of limited production.

  Licenses

     Racing Champions markets virtually all of its products under licenses from other parties. These licenses are generally limited in scope and duration and authorize the sale of specific licensed products on a nonexclusive basis for a limited period of time. Racing Champions has over 450 licenses with various race team owners, drivers, sponsors and agents, generally for terms of 1 to 3 years. Racing Champions' racing replicas are also officially licensed by major race sanctioning bodies including NASCAR, CART, IRL, NHRA and World of Outlaws. Although Racing Champions generally does not pursue exclusive licenses,

Racing Champions' licensing arrangements with NASCAR and World of Outlaws were exclusive through December 31, 1997. Racing Champions has renewed its license agreement with NASCAR on a nonexclusive basis for three years commencing on January 1, 1998. Certain competitors have licensed the NASCAR trademark on a nonexclusive basis for use on racing replicas, and Racing Champions anticipates that other competitors may also license the NASCAR trademark on a nonexclusive basis for use on racing replicas in 1998, which could result in increased competition for Racing Champions' NASCAR racing replicas. Racing Champions also has license agreements with the major automobile and truck manufacturers, including Chevrolet, Ford, Oldsmobile, Pontiac, Buick, Cadillac, Dodge, Chrysler and Kenworth. Racing Champions operates an office in Charlotte, North Carolina to maintain its licenses for racing replicas for vehicles competing in the various NASCAR and World of Outlaws series.

     Racing Champions has entered into additional licensing arrangements in connection with the development of its Comic Book Champions and Sports Champions product lines. Racing Champions has separate licensing agreements with Marvel Characters, Inc. and DC Comics (a division of Time Warner Entertainment Company L.P.) to use the likenesses of certain comic book characters and the reproductions of comic book covers on which they have appeared. The license agreement with Marvel Characters, Inc. expires on December 31, 1999, while the license agreement with DC Comics expires on December 31, 1998. Racing Champions also has a licensing agreement with Sports Illustrated to use its trade name and the reproductions of magazine covers which expires on June 30, 1999. Racing Champions has also entered into a license agreement with Viacom Consumer Products, Inc. in connection with Racing Champions' planned development of a line of collectible pewter replicas of characters and vehicles from the Star Trek(R) motion pictures and television series. Racing Champions has entered into licenses with the National Football League, Major League Baseball and the National Hockey League to produce its Sports Champions replicas. Racing Champions has entered into licensing agreements with several professional athletes to use their likenesses on the Sports Champions replicas, and anticipates entering into licensing agreements with additional professional athletes as the Sports Champions product line is developed.

     Royalty rates for racing replicas vary by racing category but generally range in aggregate for all licensors from 12% to 19% of Racing Champions' sales price. Certain special or limited edition products may carry higher royalty rates. Royalty rates related to non-racing vehicle replicas range in aggregate from 3% to 10% of Racing Champions' sales price. For collectible pewter figures Racing Champions expects to pay royalty rates in aggregate from 10% to 23% of Racing Champions' sales price depending on the number of parties involved and the market value of the property or athlete. Royalties are generally paid on a quarterly basis.

  Patents and Trademarks

     Racing Champions has registered several trademarks with the U.S. Patent and Trademark Office, including the marks Racing Champions(TM), Sports Champions(TM) and Racing Champions Mint(TM). Other trademark registrations are currently pending, including Comic Book Champions(TM) and Collectible Champions(TM). Racing Champions holds U.S. patents for its trading card display stand and model vehicle and for its unique packaging system which includes a die cast vehicle, emblem and display stand. Racing Champions also has a patent application pending for its pewter packaging system which includes a figurine mounted on a display stand in front of a graphic reproduction associated with the figurine. Racing Champions believes that there is significant value in its Racing Champions trade name and trademark and plans to build additional value through increased customer awareness of many of Racing Champions' other trade names and trademarks.

  Sales and Distribution

     In 1997, approximately 78% of Racing Champions' net sales were distributed through national and regional retail chains including K-Mart, Target, Toys 'R' Us, Wal-Mart, Hills, Meijers and ShopKo. Racing Champions' products are sold at more than 20,000 retail outlets throughout North America. Racing Champions utilizes electronic data interchange with its major retail customers to monitor retail inventories and point of sale information and receive and process customer orders.

     In addition, Racing Champions sells to a limited number of wholesale customers which as a group represented approximately 10% of net sales for 1997. The wholesale channel distributes Racing Champions' products to hobby and collector shops throughout North America. Racing Champions' sales to this channel on a percentage basis have been declining as its distribution through major national and regional retailers has increased.

     Racing Champions also distributes products through the premium/promotional distribution channel. In total, this channel represented approximately 12% of net sales for 1997. Premium/promotional customers include Texaco, John Deere, Citgo, Kellogg's, Procter & Gamble and Snap-On Tools. Racing Champions' premium/promotional customers offer Racing Champions' customized products to their customers through their own distribution outlets (e.g., Texaco, John Deere and Citgo), through special promotions (e.g., Kellogg's and Procter & Gamble) or with the purchase of their product (e.g., Snap-On Tools).

     In total, Racing Champions sells to approximately 300 customers. Racing Champions' internal sales force provides direct customer contact with virtually all of Racing Champions' retail and wholesale accounts. This sales force is supplemented by six external sales representative organizations which are divided geographically. These external sales representative organizations provide more frequent and wider customer service and solicitation of the national and regional retailers and support approximately 58% of Racing Champions' 1997 net sales. Racing Champions' internal sales force complements the external sales force by providing a more limited direct relationship between Racing Champions and the accounts assigned to the external sales force. In addition, certain large accounts are designated as "house accounts" and are handled exclusively by Racing Champions' internal sales staff. Sales representatives generally earn commissions of 3% to 8% of the net sales price from their accounts, and their commissions are not affected by the involvement of Racing Champions' internal sales force with a customer or sale.

  Marketing

     Racing Champions' marketing program is directed toward collectors and potential new customers that fit the demographic profile of Racing Champions' target market. The focus of Racing Champions' marketing plan is to increase awareness of Racing Champions' product offerings and brand name. Racing Champions utilizes the following media in its marketing plan.

     Advertising. Racing Champions places advertisements in collector's publications with high, specific market penetration such as die cast collector publications and figure collector publications. Racing Champions also advertises in national publications read by its targeted collectors and enthusiasts, such as NASCAR Magazine, Die Cast Digest, Hot Rod Magazine, Motor Trend, DC and Marvel comic books, and Sports Illustrated. In early 1998, Racing Champions began television advertising.

     Public Relations. Racing Champions has developed a sustained public relations effort to build relationships with editors at collector publications. Ongoing product notices keep editors abreast of changing products, increase Racing Champions' credibility and market acceptance, and encourage the editorial staffs of these publications to give adequate coverage to Racing Champions' products.

     Co-op Advertising. Racing Champions works closely with retail chains to plan and execute ongoing retailer driven promotions and advertising. The programs usually involve promotion of Racing Champions' products in retail customers' print circulars, mailings and catalogs.

     Direct Consumer. The Internet is an increasingly important part of Racing Champions' marketing plan as collectors have quickly adopted the Internet as a preferred way to communicate with other enthusiasts about their hobby. Racing Champions has established a proprietary World Wide Web site (www.racingchamps.com) on the Internet which highlights its products, lists product release dates and collects information directly from consumers. Racing Champions also gathers customer information through customer letters, e-mail, telephone calls and product surveys. Racing Champions uses this customer information for market research and dissemination of new product information. In 1998, Racing Champions is testing direct marketing of products through newspaper and magazine inserts.

  Competition

     Racing Champions believes that it had the largest domestic share in 1997 of the collectible scaled die cast racing replica category. Racing Champions competes with the other producers of collectible scaled die cast racing replicas, such as Action Performance Companies, Inc., which generally distribute their products through direct marketing, collector clubs and wholesalers who, in turn, distribute through hobby and collector shops. In contrast, most of Racing Champions' products are distributed through the mass merchant channel of distribution. Mattel and Hasbro have also recently entered the racing replica market and distribute competing die cast racing replicas in the mass merchant channel of distribution.

     Racing Champions also competes with the producers of miniature die cast toy vehicles such as Matchbox(R) and Hot Wheels(R) who, like Racing Champions, principally distribute through the mass merchant channel. In this market, Racing Champions competes with Tyco Toys, Inc. (Matchbox), Mattel, Inc. (Hot Wheels), Lewis Galoob Toys, Inc. (Micro Machines(R)), Playing Mantis (Johnny Lightning(R)) and Road Champs, Inc. as well as other domestic and foreign producers of miniature die cast toy vehicles. Many of Racing Champions' competitors have greater financial, technical, marketing and other resources than Racing Champions.

     Racing Champions believes that its competitive position is enhanced by a number of factors, including product quality, features, pricing and diversity, its ability to recognize trends in its product markets and anticipate shifts in consumer preferences, its success in designing and marketing new products, the availability of adequate sources of manufacturing capacity and the ability of its third party manufacturers to meet delivery schedules, and its ability to renew existing licenses and to enter into new licenses. In addition, Racing Champions has sought to develop brand loyalty, to produce products with a proven track record of collectibility, and to capture shelf space at leading mass merchants and other retailers.

  Manufacturing

     Hong Kong Office. The Hong Kong Subsidiary is located in Kowloon, Hong Kong and employs 58 people who oversee all aspects of Racing Champions' product manufacturing activities. The Hong Kong Subsidiary sources raw materials and packaging, performs engineering and graphic art functions, executes the production schedule, provides on-site quality control, facilitates third-party safety testing and coordinates the delivery of shipments for export from Hong Kong to the United States.

     Die Cast Vehicle Manufacturing. Virtually all of Racing Champions' die cast vehicle products are manufactured by five independently owned factories located in China. All of these factories (the "Dedicated Manufacturers") are exclusively dedicated to manufacturing Racing Champions' products and all are privately owned by independent Chinese entrepreneurs. All products are manufactured to Racing Champions' specifications using molds and tooling that are owned by Racing Champions. The Dedicated Manufacturers own the manufacturing equipment and machinery, and purchase raw materials, hire workers and plan production which includes subassemblies, final assemblies and packaging. Racing Champions purchases fully assembled and packaged finished goods in master cartons for distribution to its customers. Most of the Dedicated Manufacturers have been supplying Racing Champions for more than five years. Racing Champions' purchases in 1997 from the Dedicated Manufacturers, Win Yield, Sharp Success, Sunrise, Shun Fung and Remax were 34%, 24%, 18%, 9% and 5%, respectively, of Racing Champions' total purchases of die cast vehicle replicas.

     The Dedicated Manufacturers have been and will continue upgrading their manufacturing facilities. With oversight from Racing Champions, the Dedicated Manufacturers have located a site in Dongguan (approximately 50 miles from Hong
Kong) named the Racing Industrial Zone (the "RIZ Complex") which, when fully developed, will serve as a complex in which each independent Dedicated Manufacturer will operate a free standing factory facility. The factory facilities at the RIZ Complex are being developed by a third party who is leasing the factory facilities to the Dedicated Manufacturers. Currently, two of the Dedicated Manufacturers, Remax and Sunrise, have moved into their factory facilities in the RIZ Complex and are manufacturing there. Win Yield plans to move to the RIZ Complex in April 1998. Sharp Success and Shun Fung expect to move there over the next 12 months. Racing Champions intends to establish an office in the RIZ Complex. This office will house many of the functions that are currently performed in Racing Champions' Kowloon, Hong Kong office as well as provide more direct oversight and coordination of the production activities.

     Pewter Figures Manufacturing. Racing Champions manages the entire product development process. Racing Champions contracts with outside sculptors to develop individual sculptures that are used in the manufacturing process. Racing Champions provides the final sculptures to outside manufacturers for production. All sculptures and tools are returned to Racing Champions after final production has been completed.

     Product Development. New product development is constantly occurring as Racing Champions seeks to improve quality, update styles and add product lines. New product design and updates are generally initiated domestically. The designing process can take several days or a number of months depending upon whether the process involves an enhancement to an existing product or a new product design. Racing Champions has been able to develop new products and make design changes quickly due to its rapid approval process, integrated Hong Kong Subsidiary and dedicated manufacturing.

     Tooling. Racing Champions is continuously developing new tooling and molds to produce its die cast and pewter products. Racing Champions' engineering staff works closely with outside tool makers to design and create new tooling. Depending on the size and complexity of the model, tools can cost from $20,000 to $120,000. Racing Champions often produces back-up tools for high volume models. Racing Champions owns all of its tools and provides them to the manufacturers during production. Tools are returned to Racing Champions when a product is no longer in production and are stored for future use or destroyed.

     Graphics. Existing product enhancements typically include graphics changes to the vehicles for new color schemes, sponsor changes and/or driver changes and revisions to product packaging. Graphics changes are photographed and forwarded to the Hong Kong Subsidiary for incorporation into Racing Champions' product line. Racing Champions' graphic arts personnel will redesign the car decorating process in order to reflect the graphics changes. All changes are reviewed domestically by Racing Champions personnel and samples are sent to racing teams and sponsors prior to production for their approval.

     Product Safety. Racing Champions' products are designed, manufactured, packaged and labeled to conform with the safety requirements of the American Society for Testing and Materials and the Consumer Product Safety Commission and are periodically reviewed and approved by independent safety testing laboratories. Racing Champions carries product liability insurance coverage with a limit of $11.0 million per occurrence. As of the date of this Joint Proxy Statement/Prospectus, Racing Champions has never received a product liability claim.

  Employees

     As of December 31, 1997, Racing Champions had 96 employees, 94 of whom were employed full-time. Racing Champions emphasizes the recruiting and training of high quality personnel and, to the extent possible, promotes people from within Racing Champions. Racing Champions' employees are not covered by collective bargaining agreements, and Racing Champions considers its employee relations to be good. Racing Champions' continued success will depend in part on its ability to attract, train and retain qualified personnel at all of its locations.

  Facilities

     Racing Champions' facilities are as follows:

DESCRIPTION                             SQUARE FEET        LOCATION       LEASE EXPIRATION
-----------                             -----------        --------       ----------------
                                                      Glen Ellyn,
Corporate Headquarters................    12,280      Illinois            October 2000
Foreign Headquarters..................     7,900      Kowloon, Hong Kong  July 1998
Warehouse.............................    19,183      Chicago, Illinois   December 1998

  Regulation and Legal Matters

     On June 5, 1997, Petty Enterprises, Inc. filed a civil action in North Carolina state court naming RCI as a defendant. The complaint relates to Racing Champions' production and sale of racing replicas bearing trademarks and trade names owned by the plaintiff under a license agreement and makes a number of allegations regarding unauthorized production, advertisement, use and sale by Racing Champions of such trademarks and trade names. The plaintiff seeks an unspecified amount of compensatory and punitive damages and also seeks a court order that Racing Champions cease production, sale or promotion of products bearing the plaintiff's trademarks or trade names and deliver all such products to the plaintiff for destruction. Racing Champions filed an answer on June 30, 1997, denying all claims and asserting a counterclaim with respect to approximately $80,000 of unpaid receivables. On July 12, 1997, the plaintiff filed a reply denying Racing Champions' counterclaim. Racing Champions subsequently removed the case to the U.S. District Court for the Middle District of North Carolina. Discovery is proceeding in the case, and trial is currently scheduled for January 11, 1999. Racing Champions intends to vigorously defend the claims, although no assurances can be given as to the outcome of this matter.

     In the normal course of business Racing Champions also may be involved in various legal proceedings from time to time. Racing Champions does not believe it is currently involved in any claim or action the ultimate disposition of which would have a material adverse effect on Racing Champions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of Racing Champions' financial condition and results of operations should be read in conjunction with the Racing Champions' consolidated Financial Statements and Notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development and market acceptance for new products, trends in the results of Racing Champions' operations and Racing Champions' anticipated capital requirements and capital resources. Racing Champions' actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below as well as those discussed under the caption "Risk Factors" and elsewhere in this Joint Proxy Statement/Prospectus.

  Overview

     Corporate and Product History. Racing Champions is a leading producer and marketer of collectibles. Racing Champions is best known for its extensive line of officially licensed die cast replicas of actual race cars and related vehicles from popular professional racing series, including NASCAR, NHRA, CART, IRL and World of Outlaws. The majority of its products are sold through mass merchants, such as K-Mart, Target, Toys 'R' Us and Wal-Mart. Racing Champions has maintained strong profit margins while selling through the mass merchant channel by offering high quality, collectible products, managing product availability, continuously updating its products, diligently controlling costs and realizing economies of scale.

     Racing Champions' predecessors, the RCI Group and the RCL Group, each began operations in 1989 with an initial product line of die cast vehicles, which included racing car replicas. The RCI Group was owned by Robert E. Dods and Boyd
L. Meyer and operated Racing Champions' domestic operations and the RCL Group was owned by Peter K.K. Chung and operated Racing Champions' foreign operations. In 1990, Racing Champions shifted its focus to collectible stock car replicas and in 1991 obtained the license to use the NASCAR trademark and logo on its products and packaging. Racing Champions' initial racing replicas proved to be popular with racing fans and adult collectors with net sales growing from $5.4 million in 1990 to $32.3 million in 1991. By 1992, many of Racing Champions' retail customers had overestimated short-term consumer demand for racing replicas and placed significant orders for Racing Champions' products as well as for competitive products of varying quality and authenticity introduced by new entrants to the racing replica market. While Racing Champions' net sales grew dramatically to $45.8 million in 1992, significant excess inventories of racing replicas had built up at many of Racing Champions' major customers. As a result of these excess inventories, Racing Champions anticipated reduced sales in 1993 and, in response, limited its production level. In order to preserve the collector base it had already established and to further differentiate itself from lower quality new market entrants, Racing Champions took several steps to enhance the collectibility of Racing Champions products in 1993. These steps included introducing annual editions, limiting the number of units produced, staggering release dates, adding serial numbers to certain production runs and generally improving quality. Despite a net sales decline to $31.0 million in 1993, combined operating income as a percentage of net sales increased.

     Over the next three years, Racing Champions experienced considerable growth in its NASCAR product line and through its introduction of collectible racing replicas from other major professional racing series. Racing Champions believes that the measures it undertook from 1993 through 1996 have significantly enhanced the Racing Champions brand name, thereby increasing demand for Racing Champions' products. In turn, Racing Champions' mass merchant customers have responded by providing increased shelf space for Racing Champions' product lines. Racing Champions believes that its significantly broader product lines, enhanced brand name recognition among collectors and retailers and increased shelf space have positioned it to compete favorably in its principal channel of distribution.

     On April 30, 1996, the Investor Group consummated the Recapitalization in which a new holding company, Racing Champions Corporation, acquired the domestic operations of the RCI Group and the foreign operations of the RCL Group. This acquisition was accounted for using the purchase method. The acquisition costs in excess of the fair value of net assets of the acquired businesses (goodwill) is being amortized on a straight-line basis over a 40-year period and for income tax purposes is deducted over a 15-year period. After the consummation of the Recapitalization, management owned approximately 45.6% of the Racing Champions Common Stock, while members of the Investor Group owned approximately 54.4%.

     Later in 1996, Racing Champions successfully expanded into non-racing collectibles by introducing the Racing Champions Mint(TM) line of high quality classic and late model die cast vehicle replicas. Racing Champions continued this expansion in 1997 by introducing the Racing Champions Hot Rod Collection(TM), a new line of collectible die cast hot rod car replicas which is supported by licensing and marketing arrangements with Petersen Publishing Company's Hot Rod Magazine.

     Beginning in 1997, Racing Champions targeted comic book and sports enthusiasts and figure collectors with two new lines of collectible pewter figures, marketed under the names Comic Book Champions and Sports Champions, which are supported by licensing agreements with Marvel Characters, Inc., DC Comics (a division of Time Warner Entertainment Company L.P.) and Sports Illustrated. A third line, based on the popular Star Trek motion pictures and television series, will debut in 1998.

     Sales and Expenses. Racing Champions' sales are recognized as products are shipped. Racing Champions does not sell its products on consignment and ordinarily accepts returns only for defective merchandise. Returns have historically not been significant. In certain instances, where retailers are unable to resell the quantity of products which they have purchased from Racing Champions, Racing Champions may, in accordance with industry practice, assist retailers in selling such excess inventory by offering credits and other price concessions. These credits and other price concessions, typically evaluated and issued annually, have not had a material effect on Racing Champions' historical financial statements. Mass merchant retailers purchase Racing Champions' product either in the United States with credit terms ranging from 30 to 120 days or directly in Hong Kong with payment made by irrevocable letter of credit or wire transfer. By acquiring the products in Hong Kong, many of Racing Champions' retail customers are able to realize efficiencies with respect to cost and logistics. Because Racing Champions incurs significantly lower distribution and administrative costs with respect to direct shipments to customers from Hong Kong, a price discount of approximately 15% to 25% is granted. As a result, Hong Kong shipments have lower gross profit margins than domestic shipments. Therefore, the annual fluctuations in the mix of United States versus Hong Kong shipments will affect year-to-year comparability of net sales and gross profit margins. However, Racing Champions believes that the operating income margin is comparable for Hong Kong shipments due to the saved distribution and administrative costs. For the years ended December 31, 1994, 1995, 1996 and 1997, Hong Kong shipments constituted 28.7%, 44.9%, 52.8% and 60.2%, respectively, of net sales.

     Racing Champions' three largest expense categories are cost of sales, royalties and sales commissions. Cost of sales consists primarily of purchases of finished products from Racing Champions' manufacturing suppliers. Royalties vary by product category and are paid on a quarterly basis. Multiple royalties may be paid on a product to various licensors. In 1997, aggregate royalties by product ranged from approximately 3% to 19% of Racing Champions' selling price, and averaged approximately 15.7%. Sales commissions ranging from 3% to 8% of net sales are paid quarterly to Racing Champions' external sales representative organizations. In 1997, sales subject to commissions represented 58.4% of total net sales.

  Results of Operations

     The following tables set forth for the periods indicated certain items reflected in the Statements of Income of Racing Champions and its predecessors and the percentage of net sales represented by these items.

                          RACING CHAMPIONS CORPORATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          HISTORICAL                                 PRO FORMA
                            ---------------------------------------   ---------------------------------------
                                                    EIGHT MONTHS          YEAR ENDED           YEAR ENDED
                                YEAR ENDED             ENDED          DECEMBER 31, 1997    DECEMBER 31, 1996
                            DECEMBER 31, 1997    DECEMBER 31, 1996       (UNAUDITED)          (UNAUDITED)
                            ------------------   ------------------   ------------------   ------------------
                            AMOUNT     PERCENT   AMOUNT     PERCENT   AMOUNT     PERCENT   AMOUNT     PERCENT
                            -------    -------   -------    -------   -------    -------   -------    -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.................  $76,562     100.0%   $49,385     100.0%   $76,562     100.0%   $65,999     100.0%
Cost of sales.............   32,186      42.0     21,366      43.3     32,186      42.0     27,100      41.1
                            -------     -----    -------     -----    -------     -----    -------     -----
Gross profit..............   44,376      58.0     28,019      56.7     44,376      58.0     38,899      58.9
Selling, general and
  administrative
  expense.................   23,660      30.9     15,244      30.9     23,660      30.9     21,426      32.5
Amortization of intangible
  assets..................    2,216       2.9      1,539       3.1      2,216       2.9      2,239       3.4
                            -------     -----    -------     -----    -------     -----    -------     -----
Operating income..........   18,500      24.2     11,236      22.7     18,500      24.2     15,234      23.1
Interest expense..........    5,126       6.7      6,738      13.6      1,884       2.5      2,907       4.4
Other expenses............      200       0.3        153       0.3        200       0.3        101       0.2
                            -------     -----    -------     -----    -------     -----    -------     -----
Income before income
  taxes...................   13,174      17.2      4,345       8.8     16,416      21.4     12,226      18.5
Income tax expense........    5,298       6.9      1,794       3.6      6,566       8.6      4,890       7.4
                            -------     -----    -------     -----    -------     -----    -------     -----
Net income................  $ 7,876      10.3%   $ 2,551       5.2%   $ 9,850      12.8%   $ 7,336      11.1%
                            =======     =====    =======     =====    =======     =====    =======     =====
Net income available to
  common stockholders.....  $ 7,397       9.7%   $ 1,895       3.8%   $ 9,850      12.8%   $ 7,336      11.1%
                            =======     =====    =======     =====    =======     =====    =======     =====
Net income per common
  share:
  Basic...................    $0.71        --      $0.24        --      $0.74        --      $0.55         --
  Diluted.................    $0.69        --      $0.23        --      $0.73        --      $0.54         --
Weighted average shares
  outstanding:
  Basic...................   10,449        --      7,885        --     13,242        --     13,242        --
  Diluted.................   10,777        --      8,212        --     13,571        --     13,571        --

     Pro forma data for 1997 assume the Racing Champions Offering occurred on January 1, 1997. Pro forma data for 1996 assume the Racing Champions Offering occurred on January 1, 1996. Pro forma data for 1996 also includes an adjustment for a non-recurring bonus of $2.4 million and an inventory write-up adjustment of $1.4 million associated with the Recapitalization.

                                   RCI GROUP
                             (AMOUNTS IN THOUSANDS)

                                                             YEARS ENDED DECEMBER 31,             FOUR MONTHS
                                                       -------------------------------------         ENDED
                                                             1994                1995           APRIL 30, 1996
                                                       -----------------   -----------------   -----------------
                                                       AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                                                       -------   -------   -------   -------   -------   -------
Net sales............................................  $43,268    100.0%   $48,592    100.0%   $16,614    100.0%
Cost of Sales........................................   25,212     58.3     25,556     52.6      9,404     56.6
                                                       -------    -----    -------    -----    -------    -----
  Gross profit.......................................   18,056     41.7     23,036     47.4      7,210     43.4
Selling, general and administrative expense..........    9,491     21.9     13,312     27.4      4,713     28.4
Nonrecurring bonus expense...........................       --       --         --       --      2,389     14.4
                                                       -------    -----    -------    -----    -------    -----
  Operating income...................................    8,565     19.8      9,724     20.0        108      0.6
Interest expense.....................................      211      0.5        133      0.3         20      0.1
Other expense (income)...............................     (219)    (0.5)         5       --        (23)    (0.1)
                                                       -------    -----    -------    -----    -------    -----
  Income before income taxes.........................    8,573     19.8      9,586     19.7        111      0.6
Income tax expense...................................      349      0.8        194      0.4         39      0.2
                                                       -------    -----    -------    -----    -------    -----
  Net income.........................................  $ 8,224     19.0%   $ 9,392     19.3%   $    72      0.4%
                                                       =======    =====    =======    =====    =======    =====

                                   RCL GROUP
                             (AMOUNTS IN THOUSANDS)

                                                               YEARS ENDED MARCH 31,               ONE MONTH
                                                       -------------------------------------         ENDED
                                                             1995                1996           APRIL 30, 1996
                                                       -----------------   -----------------   -----------------
                                                       AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                                                       -------   -------   -------   -------   -------   -------
Net sales............................................  $22,331    100.0%   $37,322    100.0%   $ 3,852    100.0%
Cost of sales........................................   17,043     76.3     30,237     81.0      3,100     80.5
                                                       -------    -----    -------    -----    -------    -----
  Gross profit.......................................    5,288     23.7      7,085     19.0        752     19.5
Selling, general and administrative expense..........    3,222     14.4      4,360     11.7        245      6.4
                                                       -------    -----    -------    -----    -------    -----
  Operating income...................................    2,066      9.3      2,725      7.3        507     13.1
Interest expense.....................................       55      0.3        130      0.3         13      0.3
Other expense (income)...............................     (113)    (0.5)      (179)    (0.5)       (28)    (0.7)
                                                       -------    -----    -------    -----    -------    -----
  Income before income taxes.........................    2,124      9.5      2,774      7.5        522     13.5
Income tax expense...................................       45      0.2        171      0.5         34      0.9
                                                       -------    -----    -------    -----    -------    -----
  Net income.........................................  $ 2,079      9.3%   $ 2,603      7.0%   $   488     12.6%
                                                       =======    =====    =======    =====    =======    =====

RACING CHAMPIONS CORPORATION

  Pro Forma Year Ended December 31, 1997 Compared to Pro Forma Year Ended December 31, 1996

     Net sales. Net sales increased $10.6 million, or 16.1%, to $76.6 million for the year ended December 31, 1997 from $66.0 million for the year ended December 31, 1996. This increase was primarily due to 29.9% growth in the NASCAR racing replicas partially offset by decreases in other racing replicas and in other non-vehicle products, 15.4% growth in classic and custom vehicles, $4.5 million of sales attributable to the collectible pewter figures category, a new product introduction in 1997, and a slight increase in prices in 1997.

     Gross profit. Gross profit increased $5.5 million, or 14.1%, to $44.4 million for the year ended December 31, 1997 from $38.9 million for the year ended December 31, 1996. The gross profit margin (as a percentage of net sales) decreased to 58.0% in 1997 from 58.9% in 1996. This decrease is due to the increase in Hong Kong shipments (to 60.2% of net sales in 1997 from 52.8% of net sales in 1996) which have a lower gross profit margin than domestic shipments. There were no major changes in the components of cost of sales in 1997.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $2.3 million, or 10.7%, to $23.7 million for the year ended December 31, 1997 from $21.4 million for the year ended December 31, 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 30.9% for the year ended December 31, 1997 from 32.5% for the year ended December 31, 1996. The decrease in selling, general and administrative expenses as a percentage of net sales was a result of spreading selling and administrative expenses over higher sales volume. Amortization expense of $2.2 million for each of the twelve month periods ended December 31, 1997 and 1996, respectively, related to intangible assets created in the Recapitalization.

     Operating income. Operating income increased $3.3 million, or 21.7%, to $18.5 million for the year ended December 31, 1997, from $15.2 million for the year ended December 31, 1996. As a percentage of net sales, operating income increased to 24.2% for the year ended December 31, 1997 from 23.1% for the year ended December 31, 1996.

     Interest expense. Interest expense of $1.9 million and $2.9 million for the years ended December 31, 1997 and 1996, respectively, related primarily to bank term loans and subordinated debt incurred in connection with the Recapitalization.

     Income tax. Income tax expense for the year ended December 31, 1997 and December 31, 1996 include provisions for Federal, state and Hong Kong income taxes at an effective rate of 40.0%.

  Year Ended December 31, 1997

     Net sales. Net sales were $76.6 million for the year ended December 31, 1997. Net sales for the year ended December 31, 1997 included three product categories -- racing vehicle replicas, classic and custom vehicles and collectible pewter figures.

     Gross profit. Gross profit was $44.4 million for the year ended December 31, 1997. The gross profit margin (as a percentage of net sales) was 58.0%. Net sales from Hong Kong shipments, which generate lower gross margins due to price discounts, were 60.2% of net sales for the year ended December 31, 1997.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $23.7 million for the year ended December 31, 1997. As a percentage of net sales, selling, general and administrative expenses were 30.9%. Amortization expense of $2.2 million or 2.9% of net sales for the year ended December 31, 1997, related to intangible assets created in connection with the Recapitalization.

     Operating income. Operating income for the year ended December 31, 1997 was $18.5 million or 24.2% of net sales. Excluding the amortization of intangible assets, operating income was $20.7 million or 27.1% of net sales.

     Interest expense. Interest expense of $5.1 million for the year ended December 31, 1997, related primarily to bank term loans and subordinated debt incurred in connection with the Recapitalization.

     Income tax. Income tax expense for the year ended December 31, 1997 includes provisions for Federal, state and Hong Kong income taxes at an effective rate of 40.2%.

  Eight Months Ended December 31, 1996

     Net sales. Net sales were $49.4 million for the eight months ended December 31, 1996. Net sales for the RCI Group and the RCL Group for the eight months ended December 31, 1995 were $39.4 million. Net sales for the eight months ended December 31, 1996 included shipments of racing vehicle replicas and Racing Champions Mint products.

     Gross profit. Gross profit was $28.0 million for the eight months ended December 31, 1996. The gross profit margin was 56.7%. Included as a reduction to gross profit was a purchase accounting inventory write-up adjustment which resulted in an additional $1.4 million of cost of sales. Excluding the impact on the inventory write-up adjustment, gross profit for the eight months ended December 31, 1996 was $29.4 million or 59.5% of net sales.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $15.2 million in the eight months ended December 31, 1996. As a percentage of net sales, selling, general and administrative expenses were 30.9%. Amortization expense of $1.5 million or 3.1% of net sales in the eight months ended December 31, 1996 relates to intangible assets created in connection with the Recapitalization.

     Operating income. Operating income for the eight months ended December 31, 1996 was $11.2 million or 22.8% of net sales. Excluding the impact of the inventory write-up adjustment and the amortization of intangible assets, operating income was $14.1 million or 28.6% of net sales.

     Interest expense. Interest expense was $6.7 million in the eight months ended December 31, 1996. Interest expense related primarily to bank term loans and subordinated debt incurred in connection with the Recapitalization.

     Income tax. Income tax expense for the eight months ended December 31, 1996 includes provisions for Federal, state and Hong Kong income taxes at an effective rate of 41.3%.

RCI GROUP

  Four Months Ended April 30, 1996

     Net sales. Net sales were $16.6 million for the four months ended April 30, 1996. This period includes the first quarter of the year which has historically been a lower volume quarter. Net sales for the RCI Group and the RCL Group for the four months ended April 30, 1995 were $9.2 million. Net sales for the four months ended April 30, 1996 included racing vehicle replicas and the initial shipments of Racing Champions Mint products.

     Gross profit. Gross profit was $7.2 million for the four months ended April 30, 1996. The gross profit margin was 43.4%.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $4.7 million in the four months ended April 30, 1996. As a percentage of net sales, selling, general and administrative expenses were 28.4%. Non-recurring bonus expense of $2.4 million or 14.4% of net sales in the four months ended April 30, 1996 related to a one time payment of incentive compensation in connection with the Recapitalization.

     Operating income. Operating income for the four months ended April 30, 1996 was $108,000 or 0.6% of net sales. Excluding the impact of the non-recurring bonus expense, operating income was $2.5 million or 15.0% of net sales.

     Interest expense. Interest expense was $20,000 in the four months ended April 30, 1996. Interest expense related primarily to short-term working capital bank loans.

     Income tax. Income tax expense for the four months ended April 30, 1996 includes only a provision for state replacement taxes as the entities in the RCI Group were S corporations and therefore not subject to Federal income taxes.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net sales. Net sales increased $5.3 million, or 12.2%, to $48.6 million for 1995 from $43.3 million for 1994. The sales growth for 1995 was attributable to (i) strong growth in the NASCAR racing replica category ($6.5 million), as Racing Champions expanded its NASCAR stock car product offerings and introduced NASCAR racing trucks, and (ii) increases from other racing replica product lines ($1.7 million) including the introduction in late 1995 of NHRA top fuel dragster replicas. These increases were partially offset by a decrease in a line of vintage automobile and airplane die cast coin banks ($2.9 million) produced by another company and resold to wholesalers by Racing Champions. The sales increase in 1995 was accomplished despite the negative impact on first quarter sales due to delays by the vehicle manufacturers in finalizing stock car designs that in turn delayed Racing Champions' ability to complete tooling on new models.

     Gross profit. Gross profit increased $4.9 million, or 27.1%, to $23.0 million for 1995 from $18.1 million for 1994. The gross margin increased to 47.4% in 1995 from 41.7% in 1994. The increase in gross margin was due to a 2.5% price increase in 1995 coupled with stable product costs and a benefit of 1.7% from decorating and design efficiencies. In addition, gross profit benefited by approximately 1.5% as a percent of net sales when Racing Champions' products were classified as import duty free beginning January 1, 1995, a reduction from 7.0% of product cost in 1994.

     Selling, general and administrative expense. Selling, general and administrative expenses increased $3.8 million, or 40.0%, to $13.3 million for 1995 from $9.5 million for 1994. As a percentage of net sales, selling, general and administrative expenses increased to 27.4% in 1995 from 21.9% in 1994. The increase in selling, general and administrative expenses was a result of higher royalty expenses which increased 4.8% (as a percentage of net sales) due to increased rates on new product categories and specialty promotional programs. The remainder of the increase was attributable to commissions expense which increased as a result of a higher percentage of total sales being made to customers assisted by outside sales representatives.

     Operating income. Operating income increased $1.2 million, or 14.1%, to $9.7 million for 1995 from $8.5 million for 1994. As a percentage of net sales, operating income increased to 20.0% for 1995 from 19.8% for 1994.

     Income tax. Income tax expense for 1995 and 1994 includes provisions for state replacement taxes for the RCI Group as these entities were S corporations and therefore not subject to Federal income taxes.

RCL GROUP

  One Month Ended April 30, 1996

     Net sales. Net sales were $3.9 million for the one month ended April 30, 1996. Net sales consisted of related party sales to the RCI Group of $1.3 million. The remaining net sales (non-RCI Group sales) are redundant with the net sales from Hong Kong shipments recorded by the RCI Group for April of 1996.

     Gross profit. Gross profit was $752,000 for the one month ended April 30, 1996. The gross profit margin was 19.5%.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $245,000 in the one month ended April 30, 1996. As a percentage of net sales, selling, general and administrative expenses was 6.4%.

     Operating income. Operating income for the one month ended April 30, 1996 was $507,000 or 13.1% of net sales.

     Interest expense. Interest expense was $13,000 in the one month ended April 30, 1996. Interest expense related primarily to short-term working capital bank loans.

     Income tax. Income tax expense for the one month ended April 30, 1995 includes a provision for Hong Kong income taxes on certain entities in the RCL Group while certain entities were tax free British Virgin Islands entities.

  Year Ended March 31, 1996 Compared to Year Ended March 31, 1995

     Net sales. Net sales increased $15.0 million, or 67.3%, to $37.3 million for 1996 from $22.3 million for 1995. The sales growth for 1996 was attributable to growth in NASCAR racing replica sales. Net sales consisted of related party sales to the RCI Group of $11.3 million and $10.3 million in 1996 and 1995, respectively. The remaining net sales (non-RCI Group sales) are redundant with the net sales from Hong Kong shipments recorded by the RCI Group.

     Gross profit. Gross profit increased $1.8 million, or 34.0%, to $7.1 million for 1996 from $5.3 million for 1995. The gross profit margin decreased to 19.0% in 1996 from 23.7% in 1995. The decrease was due to an increase from 53.8% of 1995 net sales to 69.7% of 1996 net sales in non-RCI Group sales which generate lower gross profit margins than sales to the RCI Group.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.2 million, or 35.5%, to $4.4 million for 1996 from $3.2 million for 1995. As a percentage of net sales, selling general and administrative expenses decreased to 11.7% in 1996 from 14.4% in 1995. The decrease in selling, general and administrative expenses as a percentage of net sales was a result of an increase in the percentage of net sales represented by non-RCI Group sales, which has the effect of spreading administrative expenses over higher sales volumes.

     Operating income. Operating income increased $659,000 or 31.9%, to $2.7 million in 1996 from $2.1 million for 1995. As a percentage of net sales, operating income decreased to 7.3% for 1996 from 9.3% for 1995.

     Interest expense. Interest expense increased to $130,000 for 1996 from $55,000 for 1995. The increase was due to the bank working capital loans and capital lease obligations.

     Income tax. Income tax expense for 1996 and 1995 includes provisions for Hong Kong income taxes on certain RCL Group entities while certain entities were tax free British Virgin Islands entities.

Liquidity and Capital Resources

     Racing Champions' operations provided net cash of $12.6 million during the year ended December 31, 1997. This was primarily due to earnings from operations. Capital expenditures for the year ended December 31, 1997 were approximately $3.8 million, of which approximately $3.2 million was for molds and tooling.

     On June 17, 1997, Racing Champions revised and amended its credit agreement with BankBoston, N.A. and certain other lenders (the "Racing Champions Credit Facility"). The Racing Champions Credit Facility provides for a revolving loan, a five year term loan and the issuance of letters of credit. The revolving loan allows Racing Champions to borrow up to $5 million at any time prior to June 28, 2002, based upon levels of Racing Champions' accounts receivable, inventory and cash flows and the amount of letter of credit exposure. Racing Champions had $5.0 million outstanding under the revolving loan at December 31, 1997. The term loan in the principal amount of $22.0 million is due in scheduled quarterly payments with final maturity on June 28, 2002. All borrowings under the credit agreement are secured by substantially all of the assets of Racing Champions.

     The term loan and the revolving term loan bear interest, at Racing Champions' option, at BankBoston's base rate plus a margin that varies between 0.00% and 0.75% or at a reserve adjusted Eurodollar rate plus margin that varies between 1.50% and 2.25%. The applicable margin is based on Racing Champions' financial performance and is currently 0.00% for base rate loans and 1.50% for Eurodollar loans. The Racing Champions Credit Facility requires Racing Champions to pay a commitment fee of 0.50% per annum on the average daily unused portion of the revolving loan.

     BankBoston's Hong Kong branch has made available to Racing Champions' Hong Kong subsidiary a line of credit of up to $5.0 million. Amounts borrowed under this line of credit bear interest at the bank's cost of funds plus 2% and are cross-guaranteed by Racing Champions, Inc. and its Hong Kong subsidiary. As of December 31, 1997, the Hong Kong subsidiary had no outstanding borrowings under this line of credit.

     Racing Champions' anticipated debt service obligations under existing credit facilities for 1998 for scheduled interest and principal payments and repayment of the outstanding line of credit borrowings are approximately $10.3 million. Average annual debt service obligations under these same facilities through September 2001 are approximately $4.8 million. In connection with the proposed Merger, Racing Champions anticipates replacing Wheels' current credit facility with borrowings from Racing Champions' bank group. The Wheels credit facility consists of a term loan in the amount of $7.7 million and a revolving loan of up to $10.0 million. Estimated annual debt service obligations of Racing Champions including the Wheels credit facility would be approximately $5.3 million through September 2003.

     Racing Champions has met its working capital needs through funds generated from operations and available borrowings under the credit agreement. Racing Champions' working capital requirements fluctuate during the year based on the timing of the racing season. Due to seasonal increases in demand for Racing Champions' racing replicas, working capital financing requirements are usually highest during the third and fourth quarters. Racing Champions estimates that capital expenditures during 1998, principally for molds and tooling, will be approximately $4.0 million. Racing Champions believes that its cash flow from operations, cash on hand and borrowings under the credit agreement will be sufficient to meet its working capital and capital expenditure requirements and provide Racing Champions with adequate liquidity to meet anticipated operating needs for the foreseeable future. However, any significant future product or property acquisitions (including up-front licensing payments) may require additional debt or equity financing.

Year 2000 Compliance

     Racing Champions is reviewing its current computer applications with respect to the year 2000 issue. Racing Champions does not believe that the costs to modify its computer applications with respect to year 2000 compliance will have a material effect on Racing Champions' financial condition or results of operations. Racing Champions is currently unable to determine the effect on Racing Champions of year 2000 compliance by its customers or suppliers.

Recently Issued Accounting Pronouncements

     In early 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 130 and SFAS No. 131 are effective for periods beginning after December 15, 1997. Adoption of these pronouncements is not expected to have a material impact on the consolidated financial statements of Racing Champions.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Racing Champions Common Stock as of March 31, 1998 by: (i) each of Racing Champions' directors, director nominees and named executive officers;
(ii) all directors, director nominees and executive officers of Racing Champions as a group; and (iii) each person or other entity known by Racing Champions to own beneficially more than 5% of the outstanding Racing Champions Common Stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned.

                                                    SHARES OF      PERCENT OF
                                                      COMMON         COMMON
                                                      STOCK          STOCK
                                                   BENEFICIALLY   BENEFICIALLY
NAME                                                  OWNED          OWNED
----                                               ------------   ------------
Robert E. Dods...................................   1,303,701          9.8%
Boyd L. Meyer(1).................................   1,303,701          9.8
Daniel M. Gill(2)................................   2,381,249         18.0
Peter K. K. Chung(3).............................   1,303,701          9.8
Samuel B. Guren(4)...............................     651,431          4.9
Avy H. Stein(5)..................................   2,381,249         18.0
John S. Bakalar..................................          --           --
John J. Vosicky..................................      10,000            *
Randy C. Baker...................................          --           --
Randy E. Duncan..................................          --           --
Victor H. Shaffer................................          --           --
Curtis W. Stoelting(6)...........................     154,242          1.2
John F. Olsen(7).................................      53,268            *
Willis Stein & Partners, L.P.(8).................   2,381,249         18.0
All directors, nominees and executive officers as
  a group (15 persons)(9)........................   7,267,827         54.2

---------------

 * Denotes less than 1%.

(1) Includes 343,798 shares of Racing Champions Common Stock held by the Meyer Family Limited Partnership, for which Mr. Meyer serves as a general partner and shares voting and investment power with members of his immediate family who are the other general partners.
(2) Represents shares of Racing Champions Common Stock held by Willis Stein & Partners, L.P. Mr. Gill may be deemed to beneficially own the shares of Common Stock owned by Willis Stein by virtue of his status as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P.
(3) Represents shares of Racing Champions Common Stock held by a corporation controlled by Mr. Chung.
(4) Represents shares of Racing Champions Common Stock held by Baird Capital Partners II Limited Partnership and BCP II Affiliates Fund Limited Partnership, entities for which Mr. Guren serves as a Managing Director and shares voting and investment power with the other Managing Directors. Mr. Guren disclaims beneficial ownership in all shares of Racing Champions Common Stock held by Baird Capital Partners II Limited Partnership or BCP II Affiliates Fund Limited Partnership.
(5) Represents shares of Racing Champions Common Stock held by Willis Stein & Partners, L.P. Mr. Stein may be deemed to beneficially own the shares of Racing Champions Common Stock owned by Willis Stein by virtue of his status as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P.
(6) Includes 55,677 shares of Racing Champions Common Stock subject to stock options which are currently exercisable.
(7) Includes 33,555 shares of Racing Champions Common Stock subject to stock options which are currently exercisable.
(8) The general partner of Willis Stein & Partners, L.P. is Willis Stein & Partners, L.L.C., a Delaware limited liability company, of which John R. Willis, Avy H. Stein, Daniel M. Gill, Beth F. Johnston, and Daniel H. Blumenthal are the Founding Members. Each such person may, through Willis Stein & Partners, L.L.C., be deemed to share the power to direct the voting and disposition of all of the Racing Champions Common Stock held by Willis Stein & Partners, L.P. The address of Willis Stein & Partners, L.P. is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.
(9) Includes (i) 1,303,701 shares of Racing Champions Common Stock held by a corporation controlled by Mr. Chung, (ii) 343,798 shares of Racing Champions Common Stock held by the Meyer Family Limited Partnership, for which Mr. Meyer serves as a general partner and shares voting and investment power with members of his immediate family who are the other general partners,
    (iii) 2,381,249 shares of Racing Champions Common Stock for which Messrs. Gill and Stein share voting and investment power and 651,431 shares of Racing Champions Common Stock for which Mr. Guren shares voting and investment power (Messrs. Gill, Stein and Guren disclaim beneficial ownership in such shares of Racing Champions Common Stock) and (iv) 156,342 shares of Racing Champions Common Stock subject to stock options which are currently exercisable.

                    ADDITIONAL INFORMATION REGARDING WHEELS

BUSINESS

     Wheels designs, markets and distributes premium quality collectible sports trading cards primarily featuring the race drivers, team owners and crew chiefs active in NASCAR-sanctioned racing events. Wheels has license agreements covering its premium quality collectible sports trading cards with substantially all of NASCAR's drivers and teams. Wheels generally produces between three or four premium quality collectible sports trading card limited issues each year and markets each issue to a network of distributors, brokers and specialty hobby dealers located principally throughout the southeast United States. Wheels estimates that customers in the hobby channel such as distributors and hobby dealers, sports memorabilia shops, sports trading card stores and toy stores have historically accounted for approximately 85% of sales, with the remaining 15% of sales accounted for by the retail channel, which consists of distributors and brokers who resell collectible sports trading cards to mass merchandisers, wholesale clubs and variety stores. Wheels has also sold its collectible sports trading cards to members of the Wheels Club, a membership club organized by Wheels, and to businesses for use in corporate promotions. Wheels' collectible sports trading cards are generally priced for sale in the premium and high-priced market. Each issue of Wheels' collectible sports trading cards includes standard sets and "premium insert" card sets, which may be divided into "parallel" sets. According to the January 1998 edition of Sports Cards Magazine and Price Guide, seven collectible insert cards produced by Wheels or Press Pass in 1997 were among the top 10 premium insert cards for NASCAR race drivers and six standard cards produced in 1997 were among the top 10 issues for NASCAR race drivers. According to Sports Cards Magazine and Price Guide, the selection of the top 10 trading cards reflects increasing retail prices in the secondary market as well as the trading card industry's most popular and most frequently purchased trading cards. In addition to NASCAR, Wheels produced draft pick collectible trading card sets in 1997 for leading college basketball and football players, which it expects to continue in future years.

  The Acquired Companies

     In order to expand its collectible sports trading card business and to enter into additional NASCAR related businesses, during 1997 Wheels acquired Press Pass, High Performance, GRS and Diamond (collectively, the "Acquired Companies"). Wheels and each of the Acquired Companies, which are described below, have consolidated their operations in Mooresville, North Carolina. In January 1997, Wheels also acquired World of Racing to offer participants the opportunity to play a fantasy NASCAR race game through telephone, fax and the internet. Wheels discontinued the operations of World of Racing effective June 30, 1997. Wheels also acquired Emerald in August 1997 through a merger of Emerald into Diamond. Accordingly, references to Diamond also include Emerald.

     Press Pass. On December 31, 1997, Wheels acquired the two corporate partners of Press Pass, a general partnership based in Dallas, Texas. Press Pass was formed in 1993 to design, market and distribute collectible sports trading cards, primarily for the NASCAR market. Press Pass has license agreements with many of NASCAR's top drivers and teams, including Dale Earnhardt, Jeff Gordon, Dale Jarrett and Terry LaBonte. Press Pass sells its collectible sports trading cards to specialty hobby dealers and national mass market retailers, including Wal-Mart, K-Mart and Target. Press Pass sells to the hobby channel on a direct basis and also through a network of approximately 30 wholesale distributors. The hobby channel and mass market retail channel have each historically accounted for approximately 50% of Press Pass' total revenues. Press Pass also sells collectible sports trading cards through the Press Pass VIP Club, a membership club established by Press Pass which has recently been combined with the Wheels Club and renamed the VIP Club. In 1997 Sports Cards Magazine and Price Guide recognized Press Pass cards as insert single of the year, regular issue single of the year and racing set of the year in the NASCAR category. Also in 1996, Press Pass received the Sports Cards Magazine and Price Guide award for best innovation in the sports card trading industry for the "Burning Rubber" issue, which had pieces of tires used in Winston Cup races embedded in the premium insert cards. Press Pass was the third leading producer of NASCAR collectible trading cards during 1995, the second leading producer during 1996 and the leading producer during 1997. In addition to NASCAR, Press Pass has produced draft pick collectible trading cards for leading football and basketball players since 1995.

     High Performance. In order to diversify its NASCAR-related business operations, Wheels acquired High Performance in October 1997. High Performance is licensed by certain NASCAR race drivers, team owners and sponsors to distribute T-shirts, hats, apparel, souvenirs and other merchandise to convenience stores, mass market retailers such as Wal-Mart and K-Mart, grocery stores, auto dealerships and other retail outlets. High Performance markets its NASCAR licensed merchandise through its own sales and distribution personnel and through approximately 40 independent distributors who primarily service the convenience store channel. As of January 31, 1998, Wheels estimates that its High Performance merchandise was carried in approximately 10,000 of the estimated 125,000 convenience stores located in the United States. Wheels estimates that the convenience store channel and mass market retailers each accounted for approximately 25% of High Performance's total revenues during 1997, with remaining revenues attributable to grocery stores, drug stores, special promotions, trackside sales and other retail outlets.

     Diamond and GRS. Wheels established trackside retail operations during 1997 through its acquisitions of GRS and Diamond. During the 1997 Winston Cup Series, GRS and Diamond each operated three tractor-trailer rigs for the trackside sale of NASCAR-related merchandise. In 1998, Wheels expects to operate 13 trailers at the 33 races which will comprise the 1998 Winston Cup Series. In 1998, Wheels will be the exclusive trackside vendor of T-shirts, hats, apparel, collectible sports trading cards, die cast vehicle replicas, souvenirs and other merchandise for 11 NASCAR teams and corporate sponsors, including the McDonald's team and driver Bill Elliott, Coors Light and driver Sterling Marlin, Exide Batteries and driver Jeff Burton, R.J. Reynolds and driver Jimmy Spencer, First Union and driver Wally Dallenbach and the Cartoon Network. Wheels will also operate the trackside licensed souvenir programs for both Chevrolet and Ford.

     The acquisition of Diamond has also enabled Wheels to offer corporate hospitality programs at certain NASCAR events. During the 1998 Winston Cup Series, Wheels will manage the trackside corporate hospitality programs for Ferguson Enterprises and Goody's Pharmaceuticals, a division of Block Drug Company, Inc. The Ferguson Enterprises hospitality program will cover 11 of the Winston Cup races during 1998, while the Goody's program will cover two races. At each event, Wheels will be responsible for coordinating and obtaining corporate suites or hospitality tents, tickets to the event, passes to tour the track pits and other track facilities, food and beverages, and NASCAR related merchandise and souvenirs for a specified number of guests. During 1997, Diamond managed corporate hospitality programs at nine events covering a total of approximately 2,700 guests. During 1998, Wheels expects to manage corporate hospitality programs at 11 events covering a total of approximately 3,500 guests.

  Industry and Market Overview

     The NASCAR Racing Market. NASCAR, which sanctions all races that constitute the Winston Cup and the Busch Grand National Stock Car Series, has enjoyed significant increases in popularity and media exposure, leading to greater visibility for the race drivers, team owners and crew chiefs active in NASCAR racing. Attendance at NASCAR Winston Cup Series events has significantly exceeded attendance growth experienced by other major sports. The entire 1997 Winston Cup Series was broadcast to national television audiences by television networks and cable channels, and also received extensive national radio coverage.

     Collectible Sports Trading Card Industry. According to the Sports Card Manufacturers Association, Inc. ("SCMA"), a trade organization comprised of the four largest manufacturers of collectible sports trading cards, the collectible sports trading card market generated sales of approximately $560 million in 1995, which equates to retail sales of approximately $900 million. Sales of collectible sports trading cards are most directly influenced by the popularity of the related sport, which is most effectively measured by fan attendance, media ratings and exposure. In the late 1980's, sales of collectible sports trading cards experienced significant growth, increasing from $250 million in 1988 to approximately $982 million in 1991. This significant increase in sales was accompanied by changes in the market, as the number of distributors and dealers expanded and as demand caused major sports organizations and players associations to expand the number of licensees entitled to produce and distribute collectible sports trading cards. The increase in competition which resulted from an expansion of the number of licensees was accompanied by entry into the collectible sports trading card market of speculators who sought to capitalize on increasing values of collectible sports trading cards. As a result, the collectible sports trading card market became over-extended, with sales declining from $982 million in 1991 to approximately $767 million in 1993. Thereafter, the Major League Baseball strike and the National Hockey League work stoppage in 1994 caused a further decline in sales of collectible sports trading cards, with 1995 sales declining to approximately $560 million, according to the SCMA.

     As a result of the events which took place from 1991 through 1994, there has been a significant consolidation of the collectible sports trading card industry. Several collectible sports card manufacturers ceased operations or declared bankruptcy in 1995 and 1996, and Wheels is aware of several other collectible sports trading card manufacturers experiencing severe financial difficulties. Wheels believes that the industry consolidation, which is still ongoing, will result in the market being dominated by the four full line collectible sports trading card manufacturers and certain regional manufacturers that will target specific sports or types of products in smaller, segmented markets.

     While players associations and participants in sporting events such as NASCAR races have an incentive to maximize their exposure through media such as collectible sports trading cards, participants in these sports also recognize that the ability of collectible sports trading card manufacturers to pay guaranteed and other royalties is directly related to the level of competition and profitability of the cards or other media. As a result of the consolidation in the collectible sports trading card industry, and because the players associations and sports participants are familiar with the difficulties encountered by the remaining manufacturers in the industry, Wheels believes it is unlikely that a significant number of additional licenses will be issued in the near future for manufacturers of collectible sports trading cards. Consequently, Wheels believes that the limited number of licenses from NASCAR drivers, team owners and crew chiefs that will be available for collectible sports trading cards will serve as a barrier to additional competition to some degree.

     Wheels believes that customers for its premium collectible sports trading cards are primarily comprised of collectors who select collectible sports trading cards based on their scarcity, creative design, innovative product attributes and likelihood of higher aftermarket value. Collectors typically track aftermarket values through Beckett Monthly, which publishes secondary market values for collectible sports trading cards in price guides covering baseball, football, basketball, hockey, motor sports and future stars. Although collectible sports trading cards are sold through several distribution channels, including hobby dealers, mass merchandisers, convenience stores and other outlets, Wheels believes that the vast majority of collectible sports trading cards sold through retail outlets other than hobby dealers are priced in the low and mid-price market. Conversely, Wheels believes that a vast majority of sales of premium and high-priced collectible sports trading cards are made through hobby dealers.

  Business Strategy

     Wheels' strategy is to enhance its position as a niche designer and marketer of premium collectible sports trading cards and to expand into additional NASCAR-related markets to capitalize on the growth now being experienced in NASCAR racing. Key elements of Wheels' strategy include:

     - Diversify NASCAR-Related Activities. Wheels has aggressively diversified its operations through the acquisition of NASCAR-related businesses in order to capitalize on market opportunities created by NASCAR's growth. Wheels has executed its diversification strategy by acquiring Press Pass, a leading competitor in the collectible trading card market; High Performance, a distributor of NASCAR licensed merchandise; and Diamond and GRS, companies engaged in trackside sales and hospitality management at NASCAR events. Wheels has entered into the Merger Agreement with Racing Champions in order to further diversify the product offerings of the combined companies.

     - Exploit Marketing and Distribution Opportunities. Wheels will attempt to increase revenues by exploiting marketing and distribution opportunities which have been created by the acquisition of the Acquired Companies. Each of the Acquired Companies has expertise and relationships covering different marketing strategies and distribution channels. For example, High Performance and Press Pass have significant experience and relationships with mass market retailers, a distribution channel which Wheels has not fully exploited. In addition, Diamond and GRS are engaged primarily in trackside activities, thereby providing a distribution channel for all of Wheels' NASCAR products.

      Wheels intends to apply its enhanced marketing and distribution capabilities across all product lines in order to increase sales in its distribution channels.

     - Integrate Acquired Companies. Execution of Wheels' diversification strategy requires that operations of the Acquired Companies be effectively integrated with Wheels. Consolidation of physical facilities is substantially complete, as Wheels and each of the Acquired Companies are now based in Mooresville, North Carolina. As part of the ongoing integration of the Acquired Companies, Wheels will attempt to identify and achieve certain economies of scale and operating efficiencies which would not otherwise be available to Wheels or any of the Acquired Companies on an individual basis.

     - Expand License Arrangements. Wheels will seek to preserve and enhance its relationship with NASCAR team owners and drivers in order to maintain the license agreements required for producing and marketing collectible sports trading cards, apparel and other products. Wheels also intends to aggressively pursue new license arrangements in order to expand the High Performance product lines and the range of trackside opportunities which are available to Wheels.

     - Emphasize Product Differentiation. Wheels and Press Pass have each issued their collectible sports trading cards in limited production runs with Wheels' products generally premium priced and with Press Pass' products covering a wider range of prices. Wheels believes that limited production and high quality have enhanced the marketability of Wheels and Press Pass collectible sports trading cards and have enabled both Wheels and Press Pass to achieve brand recognition among their network of distributors, brokers and hobby dealers. Wheels intends to continue its emphasis on the collectibility of its sports trading cards through increased penetration of all price segments and limited production of trading card products.

     - Continue Commitment to Creative Design and Latest Production Technologies. Wheels believes that sales of collectible sports trading cards is significantly influenced by the creative design of cards and the production technologies utilized during the production process. As a manufacturer of premium priced collectible sports trading cards, Wheels intends to continue the use of innovative designs and unusual materials in both Wheels and Press Pass cards. Wheels also plans to continue its practice of using production techniques such as microetching, embossing and lamination in order to add to the attractiveness and creative appeal of Wheels' collectible sports trading cards.

  Collectible Sports Trading Cards

     Both Wheels and Press Pass are leaders in the NASCAR collectible sports trading card market and both have been innovative in their designs. Each has produced its collectible sports trading cards using various production techniques and premium quality materials to enhance the appearance, attractiveness and collectibility of its products. Each has used materials in its cards consistent with an issue's theme such as snakeskin in the Viper issue, small precious jewels in the Crown Jewels and Crown Jewels Elite issues, sharks teeth in the Race Sharks issue and pieces of rubber taken from actual NASCAR race car tires in the Burning Rubber issue. They have introduced innovations such as season-long interactive cards, prism cards, 24-carat gold signature cards, embossed cards and holofoil cards. According to the January 1998 edition of Sports Cards Magazine and Price Guide, seven or more collectible insert cards produced by Wheels or Press Pass in 1997 were among the top 10 premium insert cards for NASCAR race drivers and six or more standard cards produced in 1997 were among the top 10 issues for NASCAR race drivers. According to Sports Cards Magazine and Price Guide, the selection of the top 10 trading cards reflects increasing retail prices in the secondary market as well as the trading card industry's most popular and most frequently purchased trading cards. In addition to NASCAR, Wheels produced draft pick collectible trading card sets in 1997 for leading college basketball and football players, which it expects to continue in future years. In 1995 and 1996, Wheels also issued two regular sets of collectible sports trading cards featuring rodeo professionals who were active in the Professional Rodeo Cowboys Association and other rodeo activities. Wheels has discontinued its professional rodeo collectible sports trading card activities. Press Pass is one of the largest producers of National Football League and National Basketball Association draft pick trading cards. Draft pick cards feature leading college players who are expected to be selected in the NFL and the NBA drafts each year.

     The following table sets forth information concerning collectible sports trading card sets produced by Wheels and Press Pass with original issue dates in 1994 through 1997 which featured NASCAR race drivers, team owners and crew chiefs or football and basketball draft picks:

                                     WHEELS

1994                             1995                      1996                      1997
----                             ----                      ----                      ----
High Gear I                      High Gear I               Viper                     Race Sharks
Harry Gant Farewell Tour         Crown Jewels              Crown Jewels Elite        Viper
Power Pack Team Sets             Knight Quest                                        Predator
High Gear II                                                                         Jurassic Park Racing
                                                                                     Rookie Thunder
                                                                                     Basketball Draft
                                                                                     Picks

                                   PRESS PASS

1994                             1995                      1996                      1997
----                             ----                      ----                      ----
Press Pass Race Cards            Press Pass Race           Press Pass Race Cards     Press Pass Race Cards
Press Pass VIP                   Cards                     Press Pass Premium        Press Pass Football
Press Pass Optima XL             Press Pass Premium        Press Pass Premium        Draft Picks
                                 Press Pass VIP            Football Draft Picks      Press Pass Premium
                                 Press Pass Premium        Press Pass Paydirt        Press Pass VIP
                                 Basketball Draft          Press Pass VIP            Press Pass Action
                                 Picks                     Press Pass M Force        Vision
                                 Press Pass Optima XL      Press Pass Basketball     Press Pass Basketball
                                                           Draft Picks               Draft Picks
                                                                                     Press Pass Double Threat
                                                                                       Basketball Draft Picks

     The production of collectible sports trading cards begins with the conceptualization and design of a card issue. Management at Wheels and Press Pass have historically been responsible for the conceptualization of a card issue, but outside consultants have also been used in the design process. Moreover, both in-house personnel and outside consultants have been used in the development of mock-ups as the design process nears completion. Each issue of collectible sports trading cards is produced in "premium insert" sets. Premium insert sets carry an additional price premium. During the design process, a photographer secures photographs which will be used on the sports trading cards. Under certain license agreements, Wheels must have a licensor's approval prior to the use of a particular photograph and, therefore, the photographer generally secures a wide variety of photos from which the licensor may choose. After the preparation of a template of the licensor personality which is then digitized, Wheels provides a computer disk to a printer which includes all images to appear on the cards. During this time, Wheels must coordinate the activities of the printer with those of other contractors such as foil stampers and inkjetters, who are responsible for the placement of foil, other special effects and inkjet numbering on trading cards. Following printing, foil stamping, inkjetting and the placement of any other special effects on the cards, the card sheets are delivered to a packager for cutting, collating and packaging.

     Wheels relies on outside suppliers for photographs and for printing, foil stamping, inkjetting and cutting, collating and packaging of trading cards. Although Wheels seeks price quotes from several suppliers for each primary function in order to assure competitive pricing, Wheels has generally found that the establishment of close relationships with its suppliers has been beneficial both to Wheels and to the supplier. Wheels does not maintain written supply agreements with any of its suppliers and believes that a number of alternate suppliers are available for each of the primary functions necessary for production of collectible sports trading cards.

     The production process generally requires from 90 to 180 days from conceptualization of a card issue to shipment. Production delays are sometimes experienced due to a variety of factors such as irregularities in foil stamping, chipping of trading cards during the cutting process, and printing errors. Wheels experienced significant returns in 1997 as a result of a packaging error committed by Wheels' principal supplier of cutting, collating and packaging services. Wheels has filed suit against the supplier seeking damages in connection with the excess returns. Should Wheels experience errors in the production process in the future, delivery of collectible sports trading cards could be delayed and Wheels could incur additional expenses if it were required to seek an alternate supplier or to reprint a card.

     Due to the 90 to 180 day lead time required for the production of collectible sports trading cards, Wheels is required to develop production forecasts for the sale of new products. In order to limit the risk of over-production of a collectible sports trading card issue and in order to develop accurate production forecasts, Wheels develops promotional cards and sales materials for each trading card issue which are used to solicit orders from distributors and dealers. Wheels generally receives orders totaling between 85% and 95% of the total number of collectible sports trading cards to be printed in an issue. Orders are subject to cancellation by the customer at any time before or after issuance of collectible sports trading cards. The actual size of the print run varies based on Wheels' past sales experience, anticipated residual sales following an issue, the time or year in which the issue is to be delivered and other sales-related considerations. For example, Wheels will frequently produce trading cards in excess of orders for collectible trading card issues which are marketed and sold during the racing season. Excess production also allows Wheels flexibility in responding to reorders received from distributors or dealers. While Wheels is unable to forecast reorders from distributors or dealers with respect to any one issue, Wheels' prior sales experience has indicated that Wheels will receive reorders from certain of its distributors or dealers in some trading card issues. In the event production forecasts do not correctly estimate demand for collectible sports trading cards, Wheels may be required to write down excess inventory or may miss potential market opportunities. There can be no assurance that production forecasts will accurately estimate demand for particular trading card issues.

     Wheels maintains a close relationship with its distributors and seeks input from its distributors with respect to the design and expected demand for collectible trading sets. Historically both Wheels and Press Pass have held periodic meetings with its distributors, attended industry trade shows and evaluated competitive products in an effort to identify market opportunities for new products. Although neither Wheels nor Press Pass has maintained a formal research and development effort, management has been active in identifying opportunities in collectible sports trading cards for NASCAR and draft pick personalities on a continuous basis.

     Wheels anticipates continued limited production runs of each collectible sports trading card issue and expects to produce collectible sports trading cards under both the "Press Pass" and "Wheels" brand names. However, all trading card operations are being consolidated in order to realize certain efficiencies and economies of scale. For example, Wheels anticipates the acquisition of Press Pass will result in more efficient use of personnel, a reduction in royalty costs as a result of certain shared license arrangements, a reduction in fees payable to independent contractors as a greater portion of design and production work is performed in-house and possible volume pricing discounts. Wheels intends to coordinate the release of up to ten different trading card issues throughout each year so as to minimize competition between cards produced under the "Wheels" and "Press Pass" names. The determination of the number of issues to be produced in any particular year will depend on a number of factors including but not limited to, demand for particular trading card issues and sets within the issue, input received from distributors, developments in the collectible sports trading card industry and within NASCAR, and Wheels' success in maintaining and securing license agreements from draft pick athletes and the race drivers, team owners and crew chiefs in NASCAR racing.

     Wheels will continue to closely monitor production volume of each set of trading cards with a view toward maintaining the collectibility of its trading cards. Wheels believes, based on information published by Beckett Monthly price guides, that both Wheels' and Press Pass' collectible sports trading cards have competed favorably in the secondary market. Wheels anticipates that production of collectible sports trading cards will continue to be limited on a per-issue basis to assure maintenance of the brand image associated with its products. Wheels has no control over values of collectible sports trading cards in the secondary market, which are established by market forces and which are reported upon by collectible sports card price guides such as Beckett Monthly. In the event interest among collectors in Wheels' or Press Pass' sports trading cards declines for any reason, sales could decrease, perhaps substantially. Moreover, because the interest of collectors in Wheels' or Press Pass' collectible sports trading cards is in part dependent upon interest in NASCAR racing, a decline in interest in NASCAR racing could directly affect demand for Wheels' products.

  Distribution of NASCAR Merchandise

     As a result of its acquisition of High Performance in October 1997, Wheels distributes NASCAR-related merchandise to convenience stores, mass market retailers such as Wal-Mart and K-Mart, grocery stores, drug stores and other retail outlets. During 1997, merchandise distributed by High Performance included T-shirts, hats, jackets, die cast vehicle replicas, sunglasses, golf balls, key chains, can coolers, bumper stickers, license plates and souvenirs. Wheels' right to distribute NASCAR-related merchandise is generally based upon licenses or sub-licenses granted by NASCAR team owners, drivers or corporate sponsors. NASCAR-related merchandise is generally designed in-house, subject to final approval by the respective licensor, but Wheels relies on outside manufacturers for substantially all High Performance production work. Wheels utilizes a number of domestic and Asian manufacturers and suppliers for High Performance merchandise, and does not believe it is dependent on any particular manufacturer or supplier.

     Wheels distributes High Performance merchandise through a network of independent sales representatives, independent distributors or "rack jobbers," and in-house sales and marketing employees. Sales to the convenience store market are made primarily through a network of approximately 40 rack jobbers, who are responsible for managing, and generally handle the purchase and delivery of, all products within a specified category to convenience stores. The rack jobber is assigned certain shelf or rack space in which to display the products which are managed by the rack jobber. Rack jobbers purchase merchandise from Wheels on a cash basis or on limited credit terms for resale to the convenience stores which they service. Wheels maintains an "at will" relationship with rack jobbers which may be terminated at any time by either party.

     In addition to rack jobbers, High Performance established a network of approximately 30 independent sales representatives during the second half of 1997. The independent sales representatives sell merchandise to rack jobbers or directly to convenience stores on a commission basis. Wheels' own sales and marketing staff oversees the activities of rack jobbers and independent sales representatives, is generally responsible for direct sales made to mass market retailers and grocery stores, and creates product promotions and display stands for use by retail outlets. And finally, High Performance merchandise will be marketed through the trackside division of Wheels commencing in the 1998 racing season.

  Trackside Sales and Hospitality Management

     Wheels established trackside sales and hospitality management programs during 1997 through its acquisition of Diamond and GRS. Wheels expects to operate 13 trailers at the 33 races scheduled for the 1998 Winston Cup Series, and will be the exclusive trackside vendor of T-shirts, hats, apparel, collectible sports trading cards, die cast vehicle replicas, souvenirs and other merchandise for 11 NASCAR teams and corporate sponsors, including the McDonald's team and driver Bill Elliot, Coors Light and driver Sterling Marlin, Exide Batteries and driver Jeff Burton, R.J. Reynolds and driver Jimmy Spencer, First Union and driver Wally Dallenbach and the Cartoon Network. Wheels will also operate the 1998 trackside souvenir programs for Chevrolet and Ford.

     During the 1998 Winston Cup Series, Wheels will manage the trackside corporate hospitality programs for Ferguson Enterprises and Goody's Pharmaceuticals, a division of Block Drug Company, Inc. The Ferguson Enterprises hospitality program will cover 11 of the Winston Cup races during 1998, while the Goody's program will cover two races. At each event, Wheels will be responsible for coordinating and obtaining corporate suites or hospitality tents, tickets to the event, passes to tour the racetrack pits and other track facilities, food and beverages, and NASCAR-related merchandise and souvenirs for a specified number of guests. During 1997 Diamond managed corporate hospitality programs at nine events covering a total of approximately 2,700 guests. During 1998 Wheels expects to manage corporate hospitality programs at 11 events for a total of approximately 3,500 guests.

  Marketing and Sales

     Wheels' marketing strategy with respect to collectible sports trading cards is to increase sales by selectively expanding the number of distributors and dealers, increasing penetration of the retail market, developing new and innovative collectible sports trading card products for the NASCAR market, and increasing market penetration in the corporate promotions market. As of January 31, 1998, Wheels employed eight individuals responsible for marketing and sales of collectible sports trading cards and used a network of approximately 25 independent manufacturers' representatives for outside sales. Wheels' marketing and sales employees are responsible for implementing sales programs, coordinating with Wheels' distributor and dealer networks, customer service, and participating in industry trade shows.

     Wheels collectible sports trading card sales have historically been concentrated in the hobby market, which accounted for approximately 85% of such revenues during the three year period ended December 31, 1997. The mass market channel has accounted for the remainder of such revenues. In contrast, Press Pass revenues have historically been divided approximately equally between the hobby and mass market channels. Sales to the hobby market are made through hobby distributors or directly to hobby dealers. As of January 31, 1998, Wheels and Press Pass each had relationships with approximately 30 hobby distributors.

     Commencing in 1998, Wheels and Press Pass collectible sports trading card marketing and distribution activities will be coordinated in order to realize certain efficiencies and take advantage of their combined resources and expertise. The release and distribution of new card sets throughout the year will be timed so as to minimize competition between cards produced under the "Wheels" and " Press Pass" brand names. In addition, Wheels intends to exploit Press Pass' experience and success with mass market retailers in order to increase Wheels' revenues attributable to the mass market channel.

     Wheels and Press Pass have each developed their own membership club. Members of the Wheels Club and Press Pass VIP Club receive newsletters and other product materials from Wheels and Press Pass, and are given the ability to purchase collectible sports trading cards and other products sold exclusively to members. In January 1998, the Wheels Club and Press Pass VIP Club were combined and renamed as the VIP Club. Wheels expects to continue to develop the VIP Club as an additional channel through which exclusive collectible sports trading cards and other NASCAR-related products can be sold.

     High Performance's NASCAR merchandise sales have historically been concentrated in the southeast United States. Wheels estimates that convenience stores and mass market retailers each accounted for approximately 25% of High Performance's revenues in 1997. High Performance's largest mass market retail account during the year ended December 31, 1997 was K-Mart, which accounted for approximately 50% of High Performance's mass market revenues during such year. The remaining revenues were attributable to other mass market retail accounts, grocery stores, drug stores, corporate promotions, trackside events and other retail outlets. Wheels estimates that its merchandise is currently available in approximately 10,000 of the estimated 125,000 convenience stores located in the United States.

     Wheels' marketing strategy with respect to NASCAR-related merchandise is to increase sales in the convenience store and mass market retail channels by expanding its network of rack jobbers and independent sales representatives, increasing the number of product promotions which can be offered throughout the year in order to increase revenues at existing retail outlets, and obtaining license rights from additional NASCAR race drivers, team owners and sponsors in order to broaden product lines. Marketing and sales of NASCAR-related merchandise are coordinated by 14 employees who oversee the activities of independent rack jobbers and sales representatives, handle direct sales to mass market retailers, develop and implement sales programs and participate in convenience store trade shows.

     Wheels' marketing strategy with respect to trackside retail sales has been to expand the number of tractor-trailer rigs at each NASCAR event from six to thirteen and to ensure timely and reliable set-up of trackside retail operations at each event. Wheels has also attempted to increase the variety of the products offered and offer those products at a competitive price. Obtaining agreements for trackside hospitality is based primarily on personal relationships within the NASCAR industry and the quality of the service provided. The trackside hospitality market generally consists of small, privately-owned operators and Wheels intends to seek additional agreements to expand its presence in the trackside hospitality market. Wheels' personnel manage both the trackside retail operations and the trackside hospitality.

  Competition

     Competition in the collectible sports trading card market is intense and is based primarily on collectibility, brand recognition, product features, pricing, customer service, quality and creativity. Wheels currently views one of the four full line collectible sports trading card manufacturers, Upper Deck, as its primary competition. Of the three remaining full line companies, two recently announced their withdrawal from the NASCAR market and one never produced NASCAR-related collectible sports trading cards. Upper Deck is larger than Wheels and has a longer operating history, better name recognition, and greater financial, marketing and other resources than Wheels. Although the number of competitors active in the collectible sports trading card market has recently declined due to industry consolidation, Wheels does not believe that competition in the trading card industry has lessened. The NASCAR race drivers, team owners and crew chiefs with whom Wheels has licenses also have the ability to grant additional licenses, thereby increasing the number of firms active in Wheels' primary market. Wheels believes that its ability to compete effectively in the future will be based more on collectibility, creative design and quality, as opposed to price. Wheels' ability to compete based on these factors will depend to some extent on its ability to gauge demand and respond to market trends, identify consumer preferences, and maintain product innovation.

     Competition in the distribution of NASCAR-related merchandise to convenience stores, mass market retailers and other retail outlets is intense and is primarily based on product appeal, ability to capture shelf or rack space, timely distribution, price and quality. Competition is also based on the ability to obtain license agreements with NASCAR race drivers, team owners and sponsors authorizing the right to use the name, photograph, likeness, autograph or image of the NASCAR personality on specific product lines to be sold through specific distribution channels or retail outlets. Wheels considers Action Performance Companies, Inc., a manufacturer of die cast racing replicas and distributor of other NASCAR-related products, to be a significant competitor in the distribution of licensed NASCAR-related merchandise. Because competition for limited shelf and rack space in convenience stores and mass market retailers is not limited to products in the NASCAR category, Wheels believes that it competes generally with distributors of a wide range of soft goods, novelties, souvenirs and similar products.

     Wheels believes that competition in the trackside retail market is based primarily on the ability to secure license agreements with NASCAR race drivers, team owners and sponsors, timely and reliable set-up of trackside retail operations at each event, personal relationships within the NASCAR industry, quality and variety of product offerings, customer service and price. Wheels considers Action Performance Companies, Inc. to be the largest competitor in the trackside retail market. Wheels expects that during the 1998 Winston Cup Series it will be the second largest competitor in this market. Wheels considers the ability to obtain favorable license agreements and the capital investment required in tractor-trailer rigs to be the principal barriers to entry in the market. Competition in the trackside hospitality market is based primarily on customer service and personal relationships within the NASCAR industry. The trackside hospitality market is highly fragmented and generally consists of small, privately-owned operators. Wheels believes that it is a significant competitor in the trackside hospitality market.

  Proprietary Rights

     Wheels considers its license agreements, trademarks and trade names to be material to its business. The Wheels and Press Pass names and logos have been registered with United States Patent and Trademark Office for trading card applications. Wheels and Press Pass have also registered or filed trademark applications for various names and logos which relate to their various trading card sets. Wheels has not adopted a formal intellectual property protection program, and currently relies on a combination of trademark, copyright and trade secret protection and license agreements to establish and protect its proprietary rights.

     All of Wheels' business operations are dependent upon the license agreements it maintains with NASCAR race drivers, team owners and corporate sponsors. At December 31, 1997, Wheels had in effect a total of over 100 license agreements covering various products and distribution channels. Wheels believes that it has trading card licenses in effect with substantially all of NASCAR's leading drivers in the 1998 racing season. Wheels also has license arrangements in place covering trackside retail programs to be operated during

1998 for 11 NASCAR drivers, teams or corporate sponsors, including Bill Elliot and McDonald's, Sterling Marlin and Coors Light, Jeff Burton and Exide Batteries, Jimmy Spencer and R.J. Reynolds, Wally Dallenbach and First Union, Joe Nemechek and Bell South, Jerry Naduea and First Plus Financial, The Cartoon Network, Ford and Chevrolet. With respect to the distribution of NASCAR-related merchandise to convenience stores, mass market retailers and other retail outlets, Wheels is licensed to distribute specified products by various NASCAR drivers, teams and sponsors.

     Wheels' license agreements generally have a term of one to three years, with certain agreements, particularly those relating to trading cards, having provisions for automatic year-to-year extensions unless Wheels or the licensor provides notice of cancellation. The license agreements grant the licensee the right to use the licensor's name, picture, facsimile signature and biographical information during the term of the license on specified products. In addition, certain licenses are restricted to certain distribution channels or retail outlets. Licenses relating to trading cards are generally non-exclusive and may be terminated by the licensor for non-payment of royalties and for other specified causes. The licenses generally provide for percentage royalties based on sales, and certain licenses provide for minimum guaranteed royalties payable during the term of the license. Wheels ability to secure licenses from the most popular NASCAR race drivers, team owners and corporate sponsors is material to its business. The expiration or non-renewal of a material number of license agreements, particularly those with leading NASCAR drivers or teams, would have a material adverse effect on Wheels.

  Employees

     Wheels had 89 full-time employees as of January 31, 1998. Approximately 14 are engaged in collectible sports trading card operations, approximately 20 are engaged in the NASCAR merchandise distribution operations, approximately 38 are engaged in trackside retail and hospitality operations and three are engaged in corporate purchasing activities. In addition, 14 of Wheels' employees are engaged in corporate management and administrative activities. None of the Wheels' employees are subject to collective bargaining agreements. Wheels believes its employee relations are good.

  Facilities

     The following sets forth certain information with respect to the facilities currently leased by Wheels.

                              APPROX.   CURRENT
                              SQUARE    MONTHLY                                       LEASE
LOCATION                      FOOTAGE   RENTAL               LESSOR                TERMINATION
--------                      -------   -------              ------                -----------
149 Gasoline Alley Drive....  40,000    $16,170   Beale Street Realty, Inc.     February 28, 2012
Mooresville, North
  Carolina(1)
224 Rolling Hill Road, Suite
  9A........................   2,830      3,098   Athena Associates             April 30, 1998
Mooresville, North
  Carolina(2)
1727 Seymour Drive..........   1,600        500   Harold and Rhonda Green       October 31, 1998
South Boston, Virginia(3)
123 Associates Lane.........   8,000      3,633   Nanco I, LLC                  December 31, 1999
Indian Trail, North
  Carolina(4)
2079 Highway 601 North......   4,000        800   Christy Trucking, Inc.        October 1, 1997
Mocksville, North
  Carolina(5)
1321 Lady Street............   1,225      1,047   Carolina Properties           October 1999
Columbia, South
  Carolina(6)...............                      Building Partnership
14800 Quorum Drive, Suite
  420.......................   2,500      3,920   Transwestern Office           January 31, 1999
Dallas, Texas(7)                                  Partners I, LLC

---------------
(1) Corporate headquarters and warehouse facility for Wheels and the Acquired Companies. Beale Street Realty, Inc. is owned by Randy C. Baker, a nominee for election as a director of Racing Champions. See "ELECTION OF DIRECTORS."
(2) Office facility originally leased by High Performance.
(3) GRS retail location.
(4) Diamond warehouse facility.
(5) Wheels warehouse facility. The term of this lease has been extended on a month-to-month basis.
(6) Office facility formerly utilized by World of Racing, Inc. Wheels is attempting to sublease or negotiate a buy-out of the remaining lease term.
(7) Formerly the executive offices of Press Pass. Wheels is attempting to sublease or negotiate a buy-out of the remaining lease term.

     Wheels also owns two properties, both of which are currently listed for sale. Wheels owns a 13.6 acre parcel of vacant land in Mocksville, North Carolina which is listed for sale at a price of $170,000 and a 3.6 acre parcel of vacant land in Mocksville which is listed for sale at a price of $130,000. Wheels recently sold a 4,800 square foot building on a two acre parcel of land located in Indian Trail, North Carolina to an unrelated party at a price of $326,000.

  Litigation

     Except as described below, Wheels is not a defendant in any material litigation and is not aware of any threatened or pending legal action which would have a material adverse effect on Wheels' business, operations or financial condition.

     On May 4, 1997, a proposed class action lawsuit was filed in U.S. District Court in Georgia against several trackside vendors, including GRS. The complaint alleges that the defendants have engaged in price fixing activities at certain NASCAR events in violation of federal anti-trust laws. Plaintiffs seek an unspecified amount of compensatory and punitive damages and also an order enjoining the alleged price fixing practices. GRS has entered into a joint defense agreement with certain co-defendants pursuant to which defense costs are being reimbursed by defendant Americrown Service Corporation. The existing joint defense agreement is to remain in effect through class certification proceedings, which are expected to be completed during late 1998. Wheels expects that the action will be dismissed if class certification is not obtained. In the event class certification is obtained, Wheels expects that GRS would vigorously defend against the action, although no assurances can be given as to the outcome of this matter.

     Wheels is aware of a series of actions filed in the State of New York in 1996 and 1997 against certain other manufacturers of collectible sports trading cards which seek damages against such manufacturers based upon allegations that the practice of randomly inserting premium insert cards in collectible sports trading card sets constitutes illegal gaming activity in violation of state and federal law. Neither Wheels nor Press Pass were named as a defendant in these actions. Wheels believes that the use of premium insert cards is a standard industry practice within the collectible sports trading card industry and does not constitute gaming activity. In particular, Wheels believes that, in contrast to gaming activities in which the amount to be won is ascertainable at the time a wager is placed, the value of premium insert cards is not ascertainable and is not within Wheels' control. While Wheels believes that the manufacturers named as defendants in these actions will vigorously defend the actions, the course of this litigation cannot presently be determined. Wheels has in the past used premium insert cards in its collectible sports trading card issues and may continue to do so in the future. Wheels may therefore become subject to litigation of this nature in the future, the outcome of which is not assured.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of Wheels' financial condition and results of operations should be read in conjunction with Wheels' Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Those financial statements include, for all periods presented, the accounts of Wheels and its subsidiaries, Diamond and GRS, both of which were acquired in 1997 in transactions accounted for as poolings-of-interests. The accounts of High Performance and Press Pass, subsidiaries acquired October 24, and December 31, 1997, respectively, in transactions accounted for as purchases, are included in the Consolidated Balance Sheet at December 31, 1997. The results of operations of High Performance for the period after October 24, 1997 are included in the Consolidated Financial Statements. Wheels' financial condition and operating results for the 1997 fiscal year have been, and for future periods will continue to be, significantly affected by the operating results of the Acquired Companies. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to trends in the results of Wheels' operations and anticipated capital requirements. Factors that could cause or contribute to a difference between forward-looking statements and actual results include those discussed below or elsewhere herein.

Overview

     Wheels has engaged in the design, marketing and distribution of premium quality collectible sports trading cards featuring race drivers, team owners and crew chiefs active in NASCAR-sanctioned racing events since 1992. Wheels has issued limited production collectible sports trading cards between three and four times each year and sells its products to a network of distributors, brokers and approximately 1,200 specialty hobby dealers located principally throughout the southeast United States. Wheels estimates that customers in the hobby channel have accounted for approximately 85% of sales and that customers in the retail channel have accounted for approximately 15% of sales. Wheels collectible sports trading cards are also sold to members of a membership club created by Wheels and to businesses for use in corporate promotions.

     Wheels' net sales consist of gross sales less the amount of returns. Sale terms generally are net 30 days, although Wheels has from time to time offered extended credit terms to certain of its customers. Sales to hobby dealers are not generally subject to return privileges, although sales to retail accounts are generally subject to return privileges. Wheels estimates that a greater percentage of its returns are accounted for by sales to the retail channel, even though the retail channel accounts for a significantly smaller percentage of total net sales. Wheels estimates that approximately 80% to 85% of its 1996 and 1997 hobby channel sales were made to hobby distributors. Three of these distributors each accounted for in excess of 5% of Wheels' net sales in 1996 and 1997. Wheels believes the hobby channel accounts for a high percentage of sales of premium and high priced collectible sports trading cards, and that margins on sales to this channel are generally higher than margins on sales to customers in the retail channel. Products sold to the hobby channel are generally differentiated from products sold to the retail channel by their higher quality and the inclusion of more attractive and more numerous premium insert cards.

     Revenue is recognized at the time of transfer of title of products to the customer. For those customers entitled to return privileges, a provision for estimated returns is made in the period in which the related sale is recorded. Because actual returns may differ from management's estimates, Wheels' recorded liability for estimated returns may be revised periodically to reflect actual return experience. During the year ended December 31, 1996, Wheels generated sales of $615,000 attributable to collectible sports trading cards initially issued in 1995 or earlier years. In the year ended December 31, 1997, Wheels generated sales of $96,000 of collectible sports trading cards initially issued in 1996. A portion of collectible sports trading card sales generated in subsequent periods is attributable to returns which were subsequently resold by Wheels. Returns which are resold by Wheels after the initial six months in which sales are made generally carry closeout prices and correspondingly reduced margins. Cost of sales includes both the cost to produce the collectible sports trading cards and royalties paid to race drivers, team owners and crew chiefs. Costs allocated to production include materials, photographs, printing, packaging and fulfillment, and variable freight charges.

     In order to limit the risk of over-production of a collectible sports trading card issue and in order to develop accurate production forecasts, Wheels develops promotional cards and sales materials for each trading card issue which are used to solicit orders from distributors and dealers. Wheels generally receives orders totaling between 85% and 95% of the total number of collectible sports trading cards to be printed in an issue. Orders are subject to cancellation by the customer at any time before or after issuance of collectible sports trading cards. The actual size of the print run varies based on Wheels' past sales experience, anticipated residual sales following an issue, the time of year in which the issue is to be delivered and other sales-related considerations. For example, Wheels will frequently produce trading cards in excess of orders for collectible trading card issues which are marketed and sold during the racing season. Excess production also allows Wheels flexibility in responding to reorders received from distributors or dealers. While Wheels is unable to forecast reorders from distributors or dealers with respect to any one issue, Wheels' prior sales experience has indicated that Wheels will receive reorders from certain of its distributors or dealers in some trading card issues. Wheels writes down its inventory of unsold collectible sports trading cards at the end of each year to estimated net realizable value. While Wheels may experience some residual sales of collectible sports trading cards, Wheels has generally found that sales of NASCAR-related trading cards at full price will take place substantially within six months of the initial date of issuance.

     At December 31, 1997 and December 31, 1996, Wheels had established reserves for doubtful accounts, returns and allowances of $2,386,000 and $237,000, respectively. During 1997, it became apparent that a trading card set issued in late 1996, Crown Jewels Elite, had been improperly packed by Wheels' contract packer. As a result, substantial quantities of that product which had been purchased by distributors may not be fit for sale on a retail basis. Although Wheels has encouraged distributors to continue to sell the product, Wheels has accepted product returns and issued credits and price concessions. Wheels recognizes that a significant portion of the improperly packaged card sets will eventually be returned. Wheels has instituted a suit for damages against the packager of this card set. Also contributing to the need for an increased reserve for doubtful accounts, returns and allowances at December 31, 1997 was an overall weakness in the trading card industry which has reduced the ability of Wheels' major customers to sell through to retail, thereby increasing the likelihood of returns or other credits. Several major customers experienced financial difficulties during the later part of the year, also causing Wheels to increase its reserves accordingly.

  Results of Operations

     The following table sets forth, for the periods indicated, the percentage of net sales for certain items derived from Wheels' consolidated financial statements.

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                          1997       1996       1995
                                                          -----      -----      -----
Net sales.............................................    100.0%     100.0%     100.0%
Cost of sales.........................................     90.3       60.7       64.0
                                                          -----      -----      -----
Gross margin..........................................      9.7       39.3       36.0
Selling, general and administrative expenses..........     75.3       28.6       36.9
Other expenses (income), net..........................      4.3       (0.8)        --
                                                          -----      -----      -----
Operating income (loss)...............................    (69.9)      11.5       (0.9)
Interest expense......................................      1.3        0.6        0.5
                                                          -----      -----      -----
Net income (loss) from continuing operations..........    (71.2)      10.9       (1.4)
                                                          -----      -----      -----
Net income (loss).....................................    (90.7)      10.9       (1.4)
                                                          -----      -----      -----

  Fiscal Year Ended December 31, 1997 Compared to Fiscal Year Ended December 31, 1996

     Consolidated net sales for the year ended December 31, 1997 were $7,491,000 compared to $7,523,000 for the year ended December 31, 1996, a decrease of $32,000, or 0.4%. Net sales during 1997 consisted of approximately $2,778,000 in net sales attributable to trading card operations, approximately $2,113,000 in net sales by Diamond, $1,566,000 in net sales by GRS, and $1,034,000 in net sales by High Performance subsequent to its acquisition on October 24, 1997. The decrease in consolidated net sales was attributable to a decline of $2,005,000 in sales of trading cards, offset by the addition of High Performance, plus an increase of approximately $1,029,000 in sales by Diamond, and a decrease of $90,000 in sales by GRS. Trading card sales for 1997 included $480,000 in sales of the basketball set, Rookie Thunder. The year to year decline in trading card sales reflects credits, returns and price adjustments of approximately $700,000 relating to Crown Jewels Elite card set, a reduction of $519,000 in sales of cards produced in prior years, and the inability of any card set issued in 1997 to match the 1996 record setting success of the Viper card set.

     Consolidated cost of sales increased $2,197,000 to $6,765,000 in 1997 from $4,568,000 in 1996. As a percentage of sales, consolidated cost of sales increased to 90.3% in 1997 from 60.7% in 1996. The increase in cost of sales as a percentage of sales is primarily attributable to reduced trading card sales, production of cards in excess of quantities that could be sold at full price, and increases in minimum royalties that must be paid regardless of actual sales levels. The increase in cost of sales as a percentage of sales also reflects strong sales, and resulting low obsolescence charges, of the Viper card set in early 1996. Diamond's cost of sales increased $420,000 to $1,254,000 in 1997 from $834,000 in 1996. As a percentage of sales, such costs decreased to 59.3% in 1997 from 76.9% in 1996. GRS's cost of sales declined $149,000 to 45.5% of sales in 1997 from 52.0% in 1996. As a result of such factors, Wheels' consolidated gross margin for 1997 was $726,000 compared to $2,955,000 in 1996, a decrease of $2,229,000 or 75.4%. Trading card margin accounted for 96% of that decrease, by declining from $1,909,000 to ($933,000). As a percentage of net sales, consolidated gross margin decreased from 39.3% in 1996 to 9.7% in 1997.

     Consolidated selling, general and administrative expenses during 1997 were $5,643,000 compared to $2,153,000 during 1996, an increase of $3,490,000 or
162.1%. Of this increase, $691,000 represents expenses of High Performance which was acquired in late 1997, $924,000 represents expenses of Diamond which significantly expanded its operations in 1997, and $420,000 is an increase in Wheels' bad debt expense in the trading card business. The balance of the increase was primarily attributable to increased expenses associated with Wheels' status as a public company and expenses associated with significant merger and acquisition activities. As a percentage of sales, consolidated selling, general and administrative expenses increased to 75.3% in 1997 from 28.6% in 1996.

     Other expense for 1997 includes a $350,000 write off of unamortized goodwill related to the acquisition of Emerald. There was no comparable expense in 1996.

     As a result of the above, consolidated net loss from continuing operations for 1997 was $5,332,000 compared to net income from continuing operations of $820,000 in 1996. However, in connection with Wheels' decision to terminate the operations of its World of Racing subsidiary, the creator and operator of a fantasy race game which had been acquired in January 1997, a $428,000 loss from discontinued operations and a $1,032,000 loss from disposition of discontinued operations were incurred in 1997. No similar charges were incurred in 1996. After giving effect to the losses relating to discontinued operations, net loss for 1997 was $6,792,000 compared to net income of $820,000 in 1996.

Fiscal Year Ended December 31, 1996 Compared to Fiscal Year Ended December 31, 1995

     Consolidated net sales for the year ended December 31, 1996 were $7,523,000 compared to $4,784,000 in the prior year, an increase of $2,739,000 or 57.3%. Wheels' net sales increased $1,403,000 or 41.5% to $4,783,000 in 1996 from $3,380,000 in 1995. Diamond's net sales increased $1,067,000 to $1,084,000 in
1996 from $17,000 in its start-up year of 1995. GRS's net sales increased $269,000 or 19.4% to $1,656,000 in 1996 from $1,387,000 in 1995. The increase in net sales by Wheels was primarily due to an increase in average revenue per card set to approximately $800,000 in 1996 from approximately $680,000 in 1995. The average revenue per card set increased in part due to a higher average price per box sold, with per-box prices in 1996 ranging from 18% to 45% higher than the average price per box in 1995. The remaining difference between the sales per collectible sports trading card issue and the total sales for 1996 and 1995, was attributable to the sale of trading cards sold in one year but produced in prior years.

     Consolidated cost of sales increased $1,506,000 or 49.2%, to $4,568,000 in 1996 from $3,062,000 in 1995. As a percentage of sales, consolidated cost of sales decreased to 60.7% in 1996 from 64.0% in 1995. The decrease in cost of sales as a percentage of net sales reflects Wheels' securing of lower cost sources of supply and efficiencies achieved in the production process. In addition, Wheels was able to negotiate volume discounts with existing suppliers as a result of increased purchasing levels.

     Consolidated gross margin for 1996 was $2,955,000 compared to $1,722,000 in 1995, an increase of $1,233,000 or 71.6%. Of this increase, $742,000 was attributable to Wheels, $248,000 was attributable to Diamond, and $243,000 was attributable to GRS. As a percentage of consolidated net sales, gross margin increased to 39.3% in 1996 from 36.0% in 1995. The increase in gross profit margin as a percentage of net sales was primarily attributable to improved control of cost of sales and the sellout of the 1996 Viper issue, which experienced a return rate of less than 1%. In contrast to returns experienced on the Viper issue in 1996, Wheels' 1995 issues experienced an average return rate of 3%.

     Consolidated selling, general and administrative expenses for 1996 were $2,153,000 compared to $1,768,000 for 1995, an increase of $385,000 or 21.8%. As a percentage of sales, these expenses declined to 28.6% in 1996 from 36.9% in 1995. The decline as a percentage of consolidated net sales was primarily attributable to a reduction in commission expense related to trading card sales to the retail market, small reductions in salary and advertising expenses, and the growth of sales.

     Other income increased to $60,000 in 1996 from $3,000 in 1995. This increase was primarily due to a non-recurring charge in 1995 related to expenses incurred by High Gear Sports, Inc., an affiliate no longer conducting active operations. Interest expense increased to $42,000 in 1996 from $23,000 in 1995, an increase of $19,000 or 83%. The increase in interest expense reflects primarily the increase in outstanding indebtedness attributable to bank borrowings and the capital lease obligation on a building acquired by Diamond in 1996.

     As a result of the above, net income for 1996 was $820,000 compared to a net loss of $65,000 in 1995. As a percentage of net sales, net income increased to 10.9% in 1996 as compared to a net loss of (1.4)% in 1995. As a Subchapter S corporation, Wheels was not subject to federal and state income taxes prior to 1997.

  Fiscal Year Ended December 31, 1995 Compared to Fiscal Year Ended December 31, 1994

     Net sales increased by $448,000 or 10.3%, to $4,784,000 for 1995 from $4,336,000 for 1994. This increase was primarily attributable to sales of the Crown Jewels trading card set issued in 1995, which experienced greater sales than any of the 1994 card sets. Wheels' 1995 card sets also enjoyed a higher average price per box sold, with Wheels' per-box price for 1995 card sets ranging from 16% to 33% higher than the average price per box received in 1994.

     Cost of sales increased by $167,000, or 5.8% to $3,062,000 in 1995 from $2,895,000 in 1994. Cost of sales as a percentage of net sales decreased to 64.0% in 1995 from 66.8% in 1994. As a result, gross margin increased to 36.0% in 1995 from 33.2% in 1994. The increase in gross margin was primarily the result of the higher sales volume and Wheels' success in controlling the growth in cost of sales.

     Consolidated selling, general and administrative expenses increased $268,000, or 17.9%, to $1,768,000 for 1995 from $1,500,000 for 1994. As a percentage of net sales, these expenses rose to 36.9% of sales in 1995 from 34.6% of sales in 1994. The increase was primarily attributable to personnel additions, increased selling expenses incurred in connection with hobby market sales, and higher advertising and marketing expenditures.

     During 1994, Wheels asserted a claim against one of its suppliers in connection with errors in the cutting and collating process. As a result of these errors, Wheels shipped only a portion of a NASCAR trading card set and was prevented from recognizing anticipated revenue from sales of this card set. In lieu of litigating its claim, Wheels accepted a $500,000 payment from the insurance company for the supplier in the year ended December 31, 1994. No comparable amount was received in 1995.

  Liquidity and Capital Resources

     As of December 31, 1997, Wheels' principal sources of liquidity included cash of $440,000 and its Credit Facility (as defined below) with the Wheels Lender. Under the Credit Facility, Wheels may borrow up to $10 million in revolving loans, with actual availability of funds depending on a borrowing base which includes certain accounts receivable and inventories. As of December 31, 1997, the date of the establishment of the Credit Facility, Wheels had drawn $1,499,000 under the Facility and had a borrowing base permitting draws of an additional $97,000. As of such date, current assets were $8,274,000 as compared to current liabilities of $12,618,000. Current liabilities included $5,250,000 in notes payable to former shareholders of the Acquired Companies, of which notes totaling $3,250,000 are to be repaid through the release of $3,300,000 held pursuant to an escrow agreement with the Wheels Lender. The $3,300,000 appears as restricted cash on Wheels' December 31, 1997 balance sheet. It is anticipated that Wheels' working capital requirements will be met by borrowing under the Credit Facility, and that payments on the debts to former stockholders and other lenders will be made from the escrowed funds and cash flows generated by operations.

     Long-term debt at December 31, 1997, net of current maturities, totaled $6,080,000, net of unamortized discount of $1,647,300. Of that debt, $5,907,000 is due to the Wheels Lender.

     During the year ended December 31, 1997, Wheels' financial condition changed significantly as a result of its successful initial public offering, which provided net cash proceeds of $4,732,260. The application of such proceeds included repayment of $890,000 in short-term debt and a $1,100,000 reduction in accounts payable and accrued expenses. Of the $890,000 in bank borrowings, $400,000 had been incurred to fund a distribution to stockholders to pay their personal tax liabilities on income of Wheels in connection with the termination of Wheels' status as an S Corporation.

     The activities of Wheels' continuing operations used net cash of $2,815,000 during 1997, consisting primarily of the $5,332,000 net loss from continuing operations reduced by non-cash charges of $2,115,000 and a reduction of $411,000 in cash invested in net operating assets and liabilities. Primary changes in components of working capital include an increase in accounts payable and accrued expenses of $404,000, an increase in inventories of $285,000 and a decrease in accounts receivable of $495,000. Capital expenditures were $522,000 during the year. Payments on debt other than that related to acquisitions were $680,000 and included payment in full of a capitalized lease obligation in the amount of $301,000. A distribution of $400,000 was made to Wheels' stockholders prior to the April 16, 1997 initial public offering to allow them to pay their tax liability resulting from the Wheels' 1996 income under Subchapter S of the Internal Revenue Code. Wheels' subsidiary, World of Racing, which is presented in the financial statements as discontinued operations, used net cash of $630,000. In total, these activities, none of which was related to Wheels' 1997 acquisitions, consumed approximately $4,500,000, or substantially all of the proceeds of the initial public offering.

     Wheels' financial condition changed significantly also as a result of transactions completed in the last quarter of 1997. In particular, Wheels made significant cash payments in its acquisition of High Performance and Press Pass and incurred significant fees and expenses in connection with such transactions. A portion of the funds required to complete such transactions and additional working capital were obtained under a credit agreement (the "Credit Facility") entered into by the Wheels Lender on December 31, 1997 with Wheels. The material financial terms of the High Performance and Press Pass acquisitions and the Credit Facility are set forth below.

     High Performance. On October 3, 1997, Wheels entered into an Agreement and Plan of Reorganization (the "HP Agreement") with High Performance. The HP Agreement provided for the merger of High Performance into a wholly-owned subsidiary of Wheels formed for the sole purpose of completing the merger. The merger was completed on October 24, 1997.

     The consideration paid by Wheels pursuant to the HP Agreement consisted of cash in the amount of $1.7 million (the "Initial Cash Payment"), 444,445 shares of Wheels Common Stock and promissory notes in the aggregate principal amount of $1.0 million (the "HP Notes"). The Company was obligated to make the Final Cash Payment of $3.25 million at the time of closing. On December 31, 1997, Wheels used a portion of the proceeds under its Credit Facility to fund a $3.3 million escrow account. In April 1998, Wheels negotiated the release of $500,000 from escrow as partial satisfaction of the Final Cash Payment. In addition, Wheels agreed to pay an extension fee of $450,000 to the former High Performance stockholders, $250,000 of which was paid on April 23, 1998. The remaining $200,000 is to be paid upon payment of the remaining Final Cash Payment. Upon the occurrence of certain events, including the consummation of the Merger, the funds held in escrow will be released to Wheels and used to fund the balance of the Final Cash Payment. All principal and accrued interest under the HP Notes is due on October 24, 1998, subject to prepayment at Wheels' option. The Notes are unsecured and bear interest at the rate of 10% per annum. The shares of Wheels Common Stock were issued without registration under the Securities Act, and the Company granted "piggyback" registration rights to the holders of the Wheels Common Stock.

     In order to fund the Initial Cash Payment, Wheels obtained a $1.7 million unsecured bank loan from The People's Bank on October 24, 1997. The bank loan was paid-down and refinanced on December 31, 1997 using borrowings under the Credit Facility.

     Press Pass. On October 3, 1997, Wheels entered into a Merger Agreement and Plan of Reorganization with Press Pass (the "Press Pass Agreement"), which provided for the mergers of the two corporate partners of Press Pass into wholly-owned subsidiaries of Wheels. The mergers were completed on December 31, 1997.

     The consideration paid by Wheels pursuant to the Press Pass Agreement consisted of cash in the amount of $3.1 million, 600,000 shares of Wheels Common Stock and promissory notes in the aggregate principal amount of $1.0 million (the "Press Pass Notes"). The Press Pass Notes are secured by a subordinated lien on the assets of Press Pass, are guaranteed by the two Wheels' subsidiaries which were parties to the mergers and bear interest at 8% per annum. All principal and interest is due December 31, 1998, subject to prepayment at Wheels' option; provided, however, that Wheels may make quarterly payments of interest only, in which case the Press Pass Notes bear interest at the rate of 4% per annum. The shares of Wheels Common Stock were issued without registration under the Securities Act, and Wheels granted "piggyback" registration rights to the holders of the Wheels Common Stock. The cash payment was funded under the Credit Facility.

     Wheels Credit Facility. On December 31, 1997, Wheels and the Wheels Lender entered into the Credit Facility, which provides Wheels with a $7.7 million term loan and up to $10.0 million in revolving loans. The availability of revolving loans is determined by a borrowing base comprised of eligible inventories and accounts receivable. Borrowings under the Wheels Credit Facility are secured by substantially all of Wheels' assets. Subject to certain mandatory and voluntary prepayments, the term loan provides for quarterly payments of principal and interest commencing in December 1998 and ending in September 2003. All revolving loans are payable in December 2002.

     At the December 31, 1997 closing under the Credit Facility, Wheels obtained a $7.7 million term loan and $1.5 million in revolving loans. The revolving loan proceeds, together with certain existing funds of Wheels, were used to repay $2.1 million in outstanding secured debt. The term loan proceeds were used to fund the cash payment made in the Press Pass acquisition, to refinance the loan from People's Bank, to pay certain expenses incurred in connection with the Wheels Credit Facility, and to fund a $3.3 million escrow account. Upon the occurrence of certain events, including the closing of the Merger, the funds held in escrow will be released to Wheels and used to fund the Final Cash Payment to the former stockholders of High Performance.

     In connection with the Credit Facility, Wheels granted the Wheels Lender the Lender Warrant to purchase 509,358 shares of Wheels Common Stock at a price of $3.50 per share. In Wheels' financial statements, the Lender Warrant has been valued at $1,647,300 and a corresponding amount has been recorded as a debt discount. The Lender Warrant is exercisable through December 31, 2007. Wheels has granted "piggyback" and demand registration rights to the holder of the Lender Warrant.

     Under the terms of the Credit Facility, Wheels is required to comply with certain financial and other covenants which, among other things, place restrictions on the payment of dividends and require Wheels to achieve certain financial ratios. The Credit Facility also places significant restrictions on Wheels' ability to incur additional indebtedness, to create liens or other encumbrances, to make certain investments or loans and to sell or otherwise dispose of a substantial portion of assets. Failure to maintain compliance with these covenants constitutes a default under the terms of the Credit Facility and, as such, gives the lender the right to accelerate repayment of outstanding borrowings or seek other remedies of default as provided for in the loan agreement.

     Subsequent to December 31, 1997, Wheels was in violation of substantially all of the financial covenants under the Credit Facility. Wheels has obtained a waiver from the Wheels Lender for all violations through April 22, 1998, and has been successful in obtaining required amendments to certain of these covenants for fiscal 1998. In management's opinion, Wheels will be able to maintain compliance with all loan covenants, as amended, of the Credit Facility in 1998.

  Seasonality

     Wheels' business exhibits some seasonality. Historically, net sales have been the highest in spring months following commencement of the NASCAR racing season in late February of each year. Within the NASCAR season, Wheels evaluates when to ship individual products based on a number of factors including, but not limited to, competitors' announced shipping dates, consumer demand for similar products and orders received in advance of release of a new issue. Seasonality in the businesses of the Acquired Companies will likely increase the effect of seasonal variations in Wheels' operations. As a result of these factors, quarterly net sales in future periods may vary and may not be indicative of net sales in subsequent comparable periods.

  Inflation

     Wheels believes that inflation has not had a material effect on its operating results. However, because future increases in inflation may cause Wheels' suppliers to increase prices of materials and services to Wheels, an increase in inflation could increase Wheels' cost of sales.

  Change in Accountants

     Coopers & Lybrand L.L.P. (the "Former Accountants") resigned as independent accountants for Wheels on December 1, 1997. The Former Accountants reported on Wheels' financial statements for the fiscal years ended December 31, 1994, 1995 and 1996. The reports of the Former Accountants on the financial statements for such years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the year ended December 31, 1994 and during all subsequent periods, there were no disagreements with the Former Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of the Former Accountants would have caused them to make reference thereto in their report on the financial statements for such years.

     During each of the three years in which the Former Accountants reported on Wheels' financial statements, Wheels had a single product line and annual revenues of less than $5 million. During 1997, Wheels acquired five privately-held companies, expanded its product lines and increased its revenues. The financial statements of four of the five acquired companies had not previously been audited and management of the five acquired companies were not experienced in the preparation of financial statements in accordance with the rules of the Securities and Exchange Commission. While management of Wheels believes that internal financial controls were in place, their adequacy and reliability were not known to the Former Accountants. As a result of the changes in the size and complexity of Wheels, the Former Accountants determined that they would be required to expand significantly the scope of their audit. However, prior to their December 1, 1997 resignation, the Former Accountants had no discussion with Wheels' management, the Wheels Board or audit committee on the scope, procedures or any other aspect of the 1997 audit. Consequently, there were no disagreements between Wheels and the Former Accountants with respect to the scope or conduct of the 1997 audit.

     Effective January 7, 1998, Wheels engaged Arthur Andersen LLP as its independent auditors.

  Accounting Pronouncements

     In December 1997, Wheels adopted SFAS No. 128, "Earnings per Share", which establishes standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     Also in 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 130 and No. 131 are effective for periods beginning after December 15, 1997. Adoption of these pronouncements is not expected to have a material impact on the consolidated financial statements of Wheels.

  Year 2000 Compliance

     Wheels is reviewing its current computer applications with respect to the year 2000 issue. Wheels believes that costs associated with year 2000 compliance will not be material. Wheels is currently unable to determine the effect of year 2000 compliance by its customers or suppliers.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Wheels Common Stock as of March 31, 1998 by: (i) each of Wheels' directors and executive officers; (ii) all directors and executive officers of Wheels as a group; and (iii) each person or other entity known by Wheels to own beneficially more than 5% of the outstanding Wheels Common Stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned.

                                                              NUMBER OF   PERCENT OF
NAME AND ADDRESS(1)                                            SHARES       CLASS
-------------------                                           ---------   ----------
Howard L. Correll, Jr.(2)...................................    779,237      14.5%
W. Conrad Powell(3).........................................    549,803      10.0
Randy E. Duncan(4)..........................................    160,500       3.0
Victor H. Shaffer(5)........................................    144,342       2.7
Randy C. Baker(6)...........................................    427,778       8.0
F. Scott M. Chapman(7)......................................     12,500         *
David W. Dupree(8)..........................................     81,667       1.5
Robert J. Bove(9)...........................................     33,640         *
Terry J. Powell(10).........................................    527,303      10.0
Robert G. Tomlinson(11).....................................     50,000         *
Steven M. Zimmerman(12).....................................     57,434       1.5
Michael L. Nutting(13)......................................        133         *
All directors and officers as a group (twelve
  persons)(14)..............................................  2,824,337      50.6

---------------
  *  Denotes less than 1%.

 (1) The address for Messrs. Correll, W. Conrad Powell, Baker, Duncan, Shaffer, Chapman, Dupree and Bove is 149 Gasoline Alley, Mooresville, North Carolina 28115; the address for Terry J. Powell is 23 Sunset Terrace, Asheville, North Carolina 28801; the address for Mr. Tomlinson is 4600 East 48th Avenue, Denver, Colorado 80216; the address for Mr. Zimmerman is 212 Candi Lane, Columbia, South Carolina 29210 and the address for Mr. Nutting is P.O. Box 484, Winston-Salem, North Carolina 27102.

 (2) Includes 120,303 shares of Wheels Common Stock held in escrow subject to release in 2003 or earlier upon attainment of certain performance objectives and currently exercisable options to purchase 82,500 shares of Wheels Common Stock. Also includes currently exercisable options held by Mr. Correll's spouse, who is an employee of Wheels, to purchase 7,000 shares of Wheels Common Stock. Mr. Correll disclaims beneficial ownership of options held by his father to purchase 2,000 shares of Wheels Common Stock.

 (3) Includes 90,227 shares of Wheels Common Stock held in escrow subject to release in 2003 or earlier upon attainment of certain performance objectives and currently exercisable options to purchase 32,500 shares of Wheels Common Stock.

 (4) Includes currently exercisable options to purchase 15,000 shares of Wheels Common Stock.

 (5) Includes currently exercisable options to purchase 15,000 shares of Wheels Common Stock.

 (6) Includes currently exercisable options to purchase 50,000 shares of Wheels Common Stock.

 (7) Consists solely of currently exercisable options to purchase shares of Wheels Common Stock.

 (8) Includes currently exercisable options to purchase 15,000 shares of Wheels Common Stock.

 (9) Includes currently exercisable options to purchase 10,000 shares of Wheels Common Stock.

(10) Includes 90,227 shares of Wheels Common Stock held in escrow subject to release in 2003 or earlier upon attainment of certain performance objectives and currently exercisable options to purchase 18,500 shares of Wheels Common Stock.

(11) Consists solely of currently exercisable options to purchase shares of Wheels Common Stock.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
  Report of Independent Public Accountants..................   F-3
  Consolidated Balance Sheet as of December 31, 1996 and
     1997...................................................   F-4
  Consolidated Statement of Income for the eight months
     ended December 31, 1996 and the year ended December 31,
     1997...................................................   F-5
  Consolidated Statement of Stockholders' Equity for the
     eight months ended December 31, 1996 and the year ended
     December 31, 1997......................................   F-6
  Consolidated Statement of Cash Flows for the eight months
     ended December 31, 1996 and the year ended December 31,
     1997...................................................   F-7
  Notes to Consolidated Financial Statements for the eight
     months ended December 31, 1996 and the year ended
     December 31, 1997......................................   F-8
RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.
  Report of Independent Public Accountants..................  F-17
  Combined Balance Sheets as of December 31, 1995 and April
     30, 1996...............................................  F-18
  Combined Statements of Income for the years ended December
     31, 1994 and 1995, and for the four months ended April
     30, 1996...............................................  F-19
  Combined Statements of Shareholders' Investment for the
     years ended December 31, 1994 and 1995, and for the
     four months ended April 30, 1996.......................  F-20
  Combined Statements of Cash Flows for the years ended
     December 31, 1994 and 1995 and for the four months
     ended April 30, 1996...................................  F-21
  Notes to Combined Financial Statements for the years ended
     December 31, 1994 and 1995 and for the four months
     ended April 30, 1996...................................  F-22
RACING CHAMPIONS LIMITED, HOSTEN INVESTMENT LIMITED, GARNETT
  SERVICES INC., BERGEN SERVICES INC.
  Report of Independent Auditors............................  F-25
  Combined Balance Sheets as of March 31, 1995 and 1996 and
     April 30, 1996.........................................  F-26
  Combined Statements of Income for the years ended March
     31, 1995 and 1996 and for the one month ended April 30,
     1996...................................................  F-27
  Combined Statements of Changes in Shareholders' Equity for
     the years ended March 31, 1995 and 1996 and for the one
     month ended April 30, 1996.............................  F-28
  Combined Statements of Cash Flows for the years ended
     March 31, 1995 and 1996 and for the one month ended
     April 30, 1996.........................................  F-29
  Notes to Combined Financial Statements....................  F-30
WHEELS SPORTS GROUP, INC. (FORMERLY WHEELS RACING, INC.) AND
  SUBSIDIARIES
  Report of Independent Public Accountants..................  F-37
  Report of Independent Accountants.........................  F-38
  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................  F-39
  Consolidated Statements of Operations for the years ended
     December 31, 1995, 1996 and 1997.......................  F-40
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1995, 1996 and 1997...........  F-41
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997.......................  F-42
  Notes to Consolidated Financial Statements................  F-43

                                                              PAGE
                                                              ----
HIGH PERFORMANCE SPORTS MARKETING, INC.
  Report of Independent Accountants.........................  F-59
  Balance Sheets as of December 31, 1996 and September 30,
     1997...................................................  F-60
  Statements of Operations for the year ended December 31,
     1996 and the nine months ended September 30, 1997......  F-61
  Statements of Stockholders' Equity for the year ended
     December 31, 1996 and the nine months ended September
     30, 1997...............................................  F-62
  Statements of Cash Flows for the year ended December 31,
     1996 and the nine months ended September 30, 1997......  F-63
  Notes to Financial Statements.............................  F-64
PRESS PASS PARTNERS
  Report of Independent Auditors............................  F-68
  Balance Sheets as of December 31, 1996 and 1997...........  F-69
  Statements of Revenues, Expenses and Changes in Partners'
     Capital for the years ended December 31, 1995, 1996 and
     1997...................................................  F-70
  Statements of Cash Flows for the years ended December 31,
     1995, 1996, and 1997...................................  F-71
  Notes to Financial Statements.............................  F-72

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Racing Champions Corporation and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of RACING CHAMPIONS CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1997, and for the eight months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Racing Champions Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the year ended December 31, 1997, and for the eight months ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 10, 1998

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,    DECEMBER 31,
                                                                    1997            1996
                                                                ------------    ------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $  6,463,434    $  5,897,911
  Accounts receivable, net of allowance for doubtful
    accounts of $300,000....................................      11,226,609       5,359,473
  Note receivable from officer..............................              --         120,758
  Inventory.................................................       1,700,675       1,264,317
  Deferred and prepaid taxes................................         145,813       1,255,131
  Prepaid expenses..........................................       1,158,205         343,210
                                                                ------------    ------------
    Total current assets....................................      20,694,736      14,240,800
                                                                ------------    ------------
Property and equipment:
  Tooling...................................................       9,962,090       6,717,375
  Other equipment...........................................       1,878,768       1,349,973
                                                                ------------    ------------
                                                                  11,840,858       8,067,348
  Less -- Accumulated depreciation..........................      (2,829,989)       (839,282)
                                                                ------------    ------------
                                                                   9,010,869       7,228,066
Excess purchase price over net assets acquired, net.........      84,946,274      87,139,838
Other assets................................................         125,713         471,334
                                                                ------------    ------------
    Total assets............................................    $114,777,592    $109,080,038
                                                                ============    ============
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $  3,489,170    $  1,777,690
  Accrued expenses..........................................       5,716,383       5,757,175
  Accrued royalties.........................................       2,814,380       1,890,857
  Due to stockholders.......................................              --         945,373
  Line of credit............................................       5,000,000              --
  Current maturities of bank term notes.....................       3,950,000       6,200,000
  Senior subordinated debt to stockholders..................              --       8,020,000
                                                                ------------    ------------
    Total current liabilities...............................      20,969,933      24,591,095
Bank term notes, less current maturities....................      11,650,000      30,700,000
Junior subordinated debt to stockholders....................              --      39,441,054
Deferred interest on junior subordinated debt...............              --       1,938,083
Deferred income taxes.......................................       3,065,210         996,575
                                                                ------------    ------------
    Total liabilities.......................................      35,685,143      97,666,807
                                                                ------------    ------------
Stockholders' equity:
  Preferred stock, Series A, $.01 par value, no shares
    authorized, issued, or outstanding at December 31, 1997,
    and 100,000 shares authorized, 66,668 issued and
    outstanding at December 31, 1996, with a liquidation
    value of $7,223,107 at December 31, 1996................              --         556,974
  Preferred stock, Series B, $.01 par value, no shares
    authorized, issued, or outstanding at December 31, 1997,
    and 20,000 shares authorized, 11,952 issued and
    outstanding at December 31, 1996, with a liquidation
    value of $1,294,333 at December 31, 1996................              --          99,853
  Common stock, voting, $.01 par value, 20,000,000 shares
    authorized, 13,242,382 and 6,948,156 shares issued and
    outstanding at December 31, 1997 and 1996,
    respectively............................................         132,424          69,482
  Common stock, nonvoting, $.01 par value, no shares
    authorized, issued, or outstanding at December 31, 1997,
    and 1,000,000 shares authorized, 937,084 issued and
    outstanding at December 31, 1996........................              --           9,371
  Additional paid-in capital................................      69,667,564       8,782,383
  Retained earnings.........................................       9,292,461       1,895,168
                                                                ------------    ------------
    Total stockholders' equity..............................      79,092,449      11,413,231
                                                                ------------    ------------
    Total liabilities and stockholders' equity..............    $114,777,592    $109,080,038
                                                                ============    ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                             EIGHT MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1996
                                                              ------------   ------------
Net sales...................................................  $76,562,382    $49,384,893
Cost of sales, related party................................    5,242,441      3,990,651
Cost of sales, other........................................   26,943,269     17,374,793
                                                              -----------    -----------
  Gross profit..............................................   44,376,672     28,019,449
Selling, general and administrative expenses................   23,660,433     15,244,449
Amortization of intangible assets...........................    2,216,278      1,539,101
                                                              -----------    -----------
     Operating income.......................................   18,499,961     11,235,899
Interest expense............................................    5,125,953      6,737,725
Other expense...............................................      200,401        153,471
                                                              -----------    -----------
     Income before income taxes.............................   13,173,607      4,344,703
Income tax expense..........................................    5,297,892      1,793,495
                                                              -----------    -----------
Net income..................................................    7,875,715      2,551,208
Dividends accrued on preferred stock........................      478,422        656,040
                                                              -----------    -----------
Net income available to common stockholders.................  $ 7,397,293    $ 1,895,168
                                                              -----------    -----------
Net income per common share:
     Basic earnings per share...............................  $      0.71    $      0.24
                                                              ===========    ===========
     Diluted earnings per share.............................  $      0.69    $      0.23
                                                              ===========    ===========
Weighted average shares outstanding:
     Basic..................................................   10,448,780      7,885,240
     Diluted................................................   10,777,483      8,211,588

 The accompanying notes are an integral part of these consolidated statements.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            ADDITIONAL
                                    COMMON     PREFERRED      PAID-IN      RETAINED    STOCKHOLDERS'
                                    STOCK        STOCK        CAPITAL      EARNINGS       EQUITY
                                    ------     ---------    ----------     --------    -------------
Balance, May 1, 1996.............  $ 78,853   $       787   $ 8,782,383   $       --    $ 8,862,023
  Net income.....................        --            --            --    2,551,208      2,551,208
  Accrued dividends..............        --       656,040            --     (656,040)            --
                                   --------   -----------   -----------   ----------    -----------
Balance, December 31, 1996.......    78,853       656,827     8,782,383    1,895,168     11,413,231
  Net income.....................        --            --            --    7,875,715      7,875,715
  Accrued dividends..............        --       478,422            --     (478,422)            --
  Initial public offering........    53,571            --    68,746,418           --     68,799,989
  Redemption of preferred
     stock.......................        --    (1,135,249)   (7,861,237)          --     (8,996,486)
                                   --------   -----------   -----------   ----------    -----------
Balance, December 31, 1997.......  $132,424   $        --   $69,667,564   $9,292,461    $79,092,449
                                   ========   ===========   ===========   ==========    ===========

 The accompanying notes are an integral part of these consolidated statements.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             EIGHT MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1996
                                                              ------------   ------------
Cash flows from operating activities:
  Net income................................................  $  7,875,715   $  2,551,208
  Adjustments to reconcile net income to net cash provided
    by operating activities
    Depreciation............................................     1,990,702        826,052
    Amortization on intangible assets.......................     2,216,280      1,539,099
    Amortization of deferred financing costs................       462,587        745,820
    Deferred income taxes...................................     2,072,172        884,190
    Deferred interest on junior subordinated debt...........     1,375,890      1,938,083
    Changes in operating assets and liabilities --
      Accounts receivable...................................    (5,867,136)      (654,921)
      Inventory.............................................      (436,358)     1,647,698
      Prepaid expenses......................................       290,786       (220,591)
      Accounts payable and accrued expenses.................     2,594,211      1,572,972
                                                              ------------   ------------
         Net cash provided by operating activities..........    12,574,849     10,829,610
                                                              ------------   ------------
Cash flows from investing activities:
  Purchase of property and equipment........................    (3,773,509)    (2,348,107)
  Cash used for acquisitions, net...........................            --    (27,781,355)
  Issuance of note receivable...............................       (50,000)            --
                                                              ------------   ------------
         Net cash used by investing activities..............    (3,823,509)   (30,129,462)
                                                              ------------   ------------
Cash flows from financing activities:
  Stock issued for cash.....................................            --      5,661,309
  Initial public offering...................................    68,799,989             --
  Redemption of preferred stock.............................    (7,862,000)            --
  Cash dividends paid on preferred stock....................    (1,134,486)            --
  Proceeds from bank term loans.............................     8,000,000     40,000,000
  Payment on bank term loans................................   (29,300,000)    (3,100,000)
  Net borrowings on line of credit..........................     5,000,000             --
  Proceeds from issuance of junior subordinated notes.......            --     21,570,570
  Payment of junior subordinated notes......................   (39,441,054)            --
  Payment of deferred interest on junior subordinated
    notes...................................................    (3,403,651)            --
  Payment of senior subordinated notes......................    (8,020,000)            --
  Payment of three day notes................................            --    (38,934,116)
  Decrease in due to stockholders...........................      (945,373)            --
  Decrease in note receivable from officer..................       120,758             --
                                                              ------------   ------------
         Net cash provided (used) by financing activities...    (8,185,817)    25,197,763
                                                              ------------   ------------
         Net increase in cash and cash equivalents..........       565,523      5,897,911
Cash and cash equivalents, beginning of period..............     5,897,911             --
                                                              ------------   ------------
Cash and cash equivalents, end of period....................  $  6,463,434   $  5,897,911
                                                              ============   ============
Supplemental disclosure of cash flow information:
  Cash paid for interest during the period..................  $  7,031,305   $  5,422,846
  Cash paid for taxes during the period.....................     1,792,649      4,339,689
                                                              ============   ============
Supplemental disclosure of noncash transactions:
  Issuance of stock for acquisitions........................  $         --   $  3,200,713
  Issuance of junior subordinated notes for acquisitions....            --     17,870,484
  Issuance of senior subordinated notes for acquisitions....            --      8,020,000
  Issuance of three day notes for acquisitions..............            --     38,934,116
  Issuance of stock and junior subordinated note to officer
    for note receivable.....................................            --        120,758
                                                              ============   ============

 The accompanying notes are an integral part of these consolidated statements.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE EIGHT MONTHS ENDED DECEMBER
                                    31, 1996

1. DESCRIPTION OF BUSINESS

     Racing Champions Corporation ("RCC") and Subsidiaries (collectively "the Company") is a producer and marketer of collectibles. The Company is known for its extensive line of officially licensed, high quality collectible replicas of actual race cars and related vehicles from the most popular U.S. professional racing series, including NASCAR stock car racing, National Hot Rod Association drag racing, Championship Auto Racing Teams and Indy Racing League Indy-style racing and World of Outlaws sprint car racing. The Company also produces and markets classic and custom vehicles and collectible pewter figures. Products are manufactured in numerous styles for the following customer bases: national and regional retail chains; collector and hobby shops and premium sales to corporations. Racing Champions, Inc., a wholly owned subsidiary of Racing Champions Corporation, has license agreements with the major U.S. automotive manufacturers and most of the major motor sport sanctioning bodies, sponsors, team owners and their drivers, as well as entertainment and media companies for their well known characters and properties. The Company sells its products primarily in North America. Racing Champions Limited ("RCL"), a wholly owned Hong Kong subsidiary of RCI, oversees the production of the Company's products.

2. RECAPITALIZATION

     On April 30, 1996, an investor group consummated a recapitalization (the "Recapitalization") which involved the following: (a) the Company's purchase of all of the outstanding stock of Racing Champions, Inc. ("RCI") and substantially all of the assets of Dods-Meyer, Ltd. ("DML") (collectively the "RCI Group");
(b) the acquisition by Banerjan Company Limited (subsequently renamed Racing Champions Limited) of substantially all of the assets of Racing Champions Limited, Garnett Services, Inc. and Hosten Investment Limited (collectively the "RCL Group"); and (c) the contribution by the Company of all the outstanding stock of the Hong Kong subsidiary to RCI.

     The Recapitalization was financed with $40,000,000 of bank borrowings and the issuance to management and the investor group of $8,020,000 of senior subordinated notes, $38,245,820 of Series A junior subordinated notes, $1,195,233 of the Company's Series B preferred stock, $118,840 of the Company's nonvoting common stock and $881,160 of the Company's common stock.

     The acquisitions were accounted for using the purchase method of accounting. The acquisitions involved the following: (a) the Company's purchase of all the outstanding stock of RCI in exchange for the issuance by the Company of three day notes for $10,630,014, senior subordinated notes of $1,327,808, Series A junior subordinated notes of $2,746,848 and Series B junior subordinated Notes of $295,330; (b) the Company's purchase of substantially all of the assets DML for a cash payment of $1,728,107, and the issuance by the Company of three-day notes for $28,304,102, senior subordinated notes of $4,025,525, Series A junior subordinated notes of $8,369,985, Series B; juniors subordinated notes of $899,904, 2,422.06 shares of Series A preferred stock at a price of $100 per share, 11,952.33 shares of Series B preferred stock at a price of $100 per share, 1,354,908 shares of common stock at a price of $0.13 per share and 937,084 shares of nonvoting common stock at a price of $0.13 per share; (c) the Company's purchase of substantially all of the assets of RCL for a cash payment of $1,500,000; (d) the Company's purchase of substantially all of the assets of Hosten Investment Limited for a cash payment of $50,000; and (e) the Company's purchase of substantially all of the assets of Garnett Services, Inc. for a cash payment of $17,976,667, and the issuance by the Company of senior subordinated notes of $2,666,667, Series A junior subordinated notes of $5,558,417, 13,163.36 shares of Series A preferred stock at a price of $100 per share, and 1,145,996 shares of common stock at a price of $0.13 per share.

     The excess purchase price over the book value of the net assets acquired was $93,547,442. Of this excess $88,663,805 has been recorded as an intangible asset and is being amortized on a straight-line basis over 40 years and $4,883,637 was recorded as inventory and property and equipment.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE EIGHT MONTHS ENDED DECEMBER
                                    31, 1996

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION/TRANSACTIONS

     The financial statements consolidate the accounts of RCC and its wholly owned subsidiaries. All intercompany items and transactions have been eliminated.

     Foreign subsidiary assets and liabilities are translated at the rates of exchange at the balance sheet date while income statement accounts are translated at the average exchange rates in effect during the period. Exchange gains and losses resulting from translations for the year ended December 31, 1997, and the eight months ended December 31, 1996, were insignificant; however, if they were significant, the Company would have recorded such gains and losses in stockholders' equity in a cumulative adjustment account.

     Transactions in foreign currencies are translated into the local currency at the rates which prevailed at the time of the transactions. Gains and losses on foreign currency transactions are included in income. For the year ended December 31, 1997, and the eight months ended December 31, 1996, gains and losses of such transactions were insignificant.

REVENUE RECOGNITION

     The Company recognizes revenue based upon shipment of product to customers.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Such investments are valued at market prices.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORY

     Inventory consists of finished goods and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method, and market represents the lower of replacement cost or estimated net realizable value.

PROPERTY AND EQUIPMENT

     Property and equipment have been recorded at their fair value as of the date of the Recapitalization. Items purchased after the Recapitalization were recorded at cost. Depreciation is computed using the straight-line method for financial statement purposes. Accelerated methods are used for income tax purposes. The estimated useful lives used in computing depreciation for financial statement purposes are as follows:

                                                              ESTIMATED
                     ASSET DESCRIPTIONS                      USEFUL LIVES
                     ------------------                      ------------
Tooling.....................................................  4-8 years
Furniture and office equipment..............................   7 years
Leasehold improvements......................................  3-10 years
Computer systems............................................   5 years
                                                             ============

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE EIGHT MONTHS ENDED DECEMBER
                                    31, 1996

EXCESS PURCHASE PRICE OVER NET ASSETS ACQUIRED

     Excess of purchase price over net assets acquired is amortized over 40 years on a straight-line basis and is tax deductible over 15 years. The Company periodically evaluates the carrying value of goodwill for possible impairment based upon expected future undiscounted operating cash flows. Amortization expense relating to excess of purchase price over the net assets as of December 31, 1997, and for the eight months ended December 31, 1996, was approximately $2,100,000 and $1,400,000, respectively.

CONCENTRATION OF CREDIT RISK

     Concentration of credit risk is limited to trade accounts receivable and is subject to the financial conditions of certain major customers in which there were three customers accounting for approximately 22%, 16% and 11% of net sales for the year ended December 31, 1997, and 17%, 19% and 15% of net sales for the eight months ended December 31, 1996. Additionally, at December 31, 1997, four customers accounted for approximately 16%, 16%, 12% and 11% of accounts receivable and at December 31, 1996, three customers accounted for approximately 27%, 14%, and 13% of accounts receivable. The Company does not require collateral or other security to support customers' receivables. The Company conducts periodic reviews of its customers' financial conditions and vendor payment practices to minimize collection risks on trade accounts receivable. The Company has purchased insurance which covers a portion of its receivables from major customers.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, receivables, accounts payable, accrued expenses and notes payable approximate fair value because of the short-term nature of the items. The carrying values of the line of credit and the term loan approximate their fair value primarily due to the floating interest rates associated with the debt instrument.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. The Company has elected to continue to measure compensation cost under APB No. 25. If the APB No. 25 method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE EIGHT MONTHS ENDED DECEMBER
                                    31, 1996

NET INCOME PER SHARE

     In December, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." The following table discloses the provisions set forth in SFAS No. 128:

                                                               FOR THE YEAR ENDED DECEMBER 31, 1997
                                                              --------------------------------------
                                                                               WEIGHTED       PER
                                                                  NET          AVERAGE       SHARE
                                                                 INCOME         SHARES       AMOUNT
                                                                 ------        --------      ------
Basic net income per share
  Net income available to common stockholders...............   $7,397,293     10,448,780      $0.71
                                                                                              =====
Plus effect of dilutive securities
  Stock options.............................................           --        328,703
                                                               ----------     ----------
Diluted net income per share Net income available to common
  stockholders plus assumed conversions.....................   $7,397,293     10,777,483      $ .69
                                                               ==========     ==========      =====

     Options to purchase 185,753 shares of common stock at a price ranging between $14 and $15 per share were outstanding during 1997, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

     The options, which expire from June 11, 2007, through October 23, 2007, were still outstanding at the end of 1997.

                                                                FOR THE EIGHT MONTHS ENDED
                                                                     DECEMBER 31, 1996
                                                              -------------------------------
                                                                           WEIGHTED     PER
                                                                 NET        AVERAGE    SHARE
                                                                INCOME      SHARES     AMOUNT
                                                                ------     --------    ------
Basic net income per share
  Net income available to common stockholders...............  $1,895,168   7,885,240   $0.24
                                                                                       =====
Plus effect of dilutive securities
  Stock options.............................................          --     326,348
                                                              ----------   ---------
  Diluted net income per share..............................
  Net income available to common stockholders plus assumed
     conversions............................................  $1,895,168   8,211,588   $0.23
                                                              ==========   =========   =====

4. INCOME TAXES

     For financial reporting purposes, income before income taxes includes the following components:

                                                                       EIGHT MONTHS
                                                     YEAR ENDED           ENDED
                                                    DECEMBER 31,       DECEMBER 31,
                                                        1997               1996
                                                    ------------       ------------
Pretax income
  United States...................................  $13,028,555         $4,247,843
  Foreign.........................................      145,052             96,860
                                                    -----------         ----------
                                                    $13,173,607         $4,344,703
                                                    ===========         ==========

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE EIGHT MONTHS ENDED DECEMBER
                                    31, 1996

     The significant components of income tax expense are as follows:

                                                                        EIGHT MONTHS
                                                      YEAR ENDED           ENDED
                                                     DECEMBER 31,       DECEMBER 31,
                                                         1997               1996
                                                     ------------       ------------
Current
  Federal..........................................   $2,733,091         $  749,095
  State............................................      482,310            160,210
  Foreign..........................................       10,319                 --
                                                      ----------         ----------
                                                       3,225,720            909,305
                                                      ----------         ----------
Deferred
  Federal..........................................    1,736,604            730,005
  State............................................      306,460            137,626
  Foreign..........................................       29,108             16,559
                                                      ----------         ----------
                                                       2,072,172            884,190
                                                      ----------         ----------
                                                      $5,297,892         $1,793,495
                                                      ==========         ==========

     A reconciliation of statutory Federal tax rate and actual effective income tax rate is as follows:

                                                                        EIGHT MONTHS
                                                      YEAR ENDED           ENDED
                                                     DECEMBER 31,       DECEMBER 31,
                                                         1997               1996
                                                     ------------       ------------
Statutory rate.....................................      34.0%              34.0%
State taxes, net of Federal benefit................       4.8                4.8
Other..............................................       1.4                2.5
                                                         ----               ----
Effective rate.....................................      40.2%              41.3%
                                                         ====               ====

     The significant components of deferred tax assets and liabilities are as follows:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1997        1996
                                                             ----        ----
Deferred income tax assets
  Valuation allowances..................................  $  108,848   $112,385
                                                          ----------   --------
Deferred income tax liabilities
  Intangible assets.....................................   2,452,633    732,416
  Property and equipment................................     612,577    264,159
                                                          ----------   --------
     Total deferred income tax liabilities..............   3,065,210    996,575
                                                          ----------   --------
                                                          $2,956,362   $884,190
                                                          ==========   ========

5. DEBT

     In conjunction with its initial public offering, the Company revised and amended its bank agreement on June 17, 1997. The amended credit agreement provides for a revolving loan and a five-year term loan. The revolving loan allows the Company to borrow up to $5 million at any time prior to June 28, 2002, based upon levels of the Company's accounts receivable, inventory and cash flows. At December 31, 1997, there were $5,000,000 of borrowings outstanding on the revolving loan. The term loan is in the principal amount of

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE EIGHT MONTHS ENDED DECEMBER
                                    31, 1996

$22 million, with final maturity at June 28, 2002. The outstanding balance on the term loan at December 31, 1997, was $15,600,000, of which $3,950,000 was current.

     Borrowings under the credit agreement bear interest, at the Company's option, at the bank's base rate plus a margin that varies between 0.0% and 0.75% or at a reserve adjusted Eurodollar rate plus a margin that varies between 1.5% and 2.25%. All amounts outstanding under the credit agreement are secured by substantially all of the assets of the Company. Under the agreement, the Company is subject to certain financial covenants relating to, among other things, maintenance of financial ratios and other covenants. The Company was in compliance with all its covenants through the date of this report.

     In September, 1997, the Company entered into a two-year interest rate swap agreement with its primary lender. Under this agreement, the Company hedges on a quarterly basis, a notional amount ranging between $7 million and $10 million through September, 1999, at a reserve adjusted Euro-rate of 6.20%. During 1997, the impact of this agreement was immaterial.

     The Company's Hong Kong subsidiary entered into a credit agreement with a bank that provides for a line of credit of up to $5 million. Amounts borrowed under this line of credit bear interest at the bank's cost of funds plus 2% and are cross-guaranteed by RCI and RCL. As of December 31, 1997 and 1996, there were no outstanding borrowings under this line of credit.

     Long-term debt consists of the following:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                                 ----          ----
Term Loans A and B payable to the bank, bearing interest
  ranging from 8.25% to 8.75% as of December 31, 1996,
  interest payable every quarter, repaid in 1997............  $        --   $36,900,000
Senior subordinated notes payable to stockholders, interest
  at a designated bank's base rate, repaid in 1997..........           --     8,020,000
Series A junior Subordinated notes payable to stockholders,
  interest at 12%; 40% of interest earned is payable each
  March 1, June 1, September 1 and December 1, repaid in
  1997......................................................           --    38,245,820
Series B junior Subordinated notes payable to stockholders;
  interest at 12%; 40% of interest earned is payable each
  March 1, June 1, September 1 and December 1, repaid in
  1997......................................................           --     1,195,234
Term loan payable to the bank, bearing interest at 7.1875%
  as of December 31, 1997, with principal in amounts varying from $940,000 to $1,250,000, plus interest, payable
  quarterly through September, 2001.........................   15,600,000            --
                                                              -----------   -----------
                                                               15,600,000    84,361,054
Less -- Current maturities..................................    3,950,000    14,220,000
                                                              -----------   -----------
                                                              $11,650,000   $70,141,054
                                                              ===========   ===========

     Principal maturities of long-term debt are as follows:

DECEMBER 31-
------------
   1999.....................................................  $ 4,375,000
   2000.....................................................    4,875,000
   2001.....................................................    2,400,000
                                                              -----------
      Total long-term debt..................................  $11,650,000
                                                              ===========

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE EIGHT MONTHS ENDED DECEMBER
                                    31, 1996

6. LEGAL PROCEEDINGS

     The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or the results of the Company's operations.

7. CAPITAL STOCK

     On April 9, 1997, the Company issued a 7.885261-for-one stock split of common stock and increased in the number of authorized shares to 20,000,000 shares of voting common stock and 1,000,000 shares of nonvoting common stock. The accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split.

     On June 17, 1997, the Company sold 5,357,142 shares of its common stock in an initial public offering. The net proceeds to the Company from the sale of the stock were approximately $69 million, after deduction of commissions and offering expenses. Approximately $9 million of the net proceeds was used to redeem preferred stock issued in the Recapitalization; $43 million was used to repay shareholder notes issued in the Recapitalization; and $17 million was used to repay bank borrowings incurred in connection with the Recapitalization.

     In connection with the Recapitalization that occurred in April, 1996, the Company issued preferred stock, which accrued dividends at 12% per year. On June 17, 1997, the Company filed its Restated Certificate of Incorporation to eliminate the Series A preferred stock, Series B preferred stock, and nonvoting common stock. All nonvoting common stock was exchanged on a 1 for 1 basis for common stock of the Company.

8. STOCK OPTIONS

     The Company has adopted a 1996 Employee Stock Option Plan for its key employees. The Employee Stock Option Plan is administered by the Board of Directors. The Company has reserved 415,041 shares of common stock for issuance under the plan. On April 30, 1996, and June 1, 1996, the Company granted 311,281 and 20,752 options, respectively, to purchase shares of common stock at an exercise price equal to fair market value as determined by the Board of Directors in connection with the Recapitalization. These options vest equally over a five-year period. The options will expire on the earlier of the tenth anniversary of the date of grant or 30 days after the date of termination of the employees' employment with the Company.

     In April, 1997, the Company adopted the Racing Champions Corporation Stock Incentive Plan, under which the Board of Directors may grant options to purchase up to 311,852 shares of common stock to executives or key employees of the Company. On June 11 and October 23, 1997, the Company granted 149,753 and 6,000 options, respectively, to purchase shares of common stock at an exercise price equal to fair market value. Part of these options vested immediately and the rest vest over a five-year period. These options expire on the tenth anniversary of the date of grant.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE EIGHT MONTHS ENDED DECEMBER
                                    31, 1996

     The stock option activity for the Company's stock option plan is as follows:

                                                                                      WEIGHTED
                                                                                      AVERAGE
                                                                           PRICE      EXERCISE
                                                              SHARES       RANGES      PRICE
                                                              ------       ------     --------
Outstanding at May 1, 1996 Granted..........................  332,033      $0.13       $ 0.13
                                                              -------   ------------   ------
Outstanding as of December 31, 1996.........................  332,033      $0.13       $ 0.13
  Granted...................................................  155,753      $14.00      $14.00
                                                              -------   ------------   ------
Outstanding as of December 31, 1997.........................  487,786   $0.13-$14.00   $ 4.56
                                                              =======   ============   ======
Options exercisable at December 31, 1996....................       --
                                                              =======
Options exercisable at December 31, 1997....................  145,258                  $ 7.66
                                                              =======                  ======

     The Company also issued 30,000 options to an outside sales representative on August 13, 1997, at an exercise price equal to fair market value. These options vest ratably over the term of the contract that the Company has with this sales representative, which is approximately three years. Compensation expense associated with these options at December 31, 1997, was insignificant. The weighted average fair value of these options at the date of grant was $6.91 per share, based upon the assumptions described below using the Black-Scholes option pricing model. At December 31, 1997, none of these options were exercisable.

     In determining pro forma net income available to common stockholders in accordance with SFAS No. 123, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, no dividend yield, a risk free rate of 6.04% to 6.56% and 6.87% to 7.03% in 1997 and 1996, respectively, volatility factor of 41% and 0% for options granted in 1997 and 1996, respectively, and expected life of 10 years. The weighted average fair value of options granted under the Company's stock plans for the year ended December 31, 1997 and the eight months ended December 31, 1996, was $8.95 and $.06 per share, respectively. As of December 31, 1997, the weighted average remaining contractual life of all options was approximately nine years.

     For the year ended December 31, 1997, and for the eight months ended December 31, 1996, net income available to common stockholders and diluted earnings per share were $7,397,293 and $0.69 and $1,895,168 and $0.23, respectively. Under SFAS No. 123, pro forma net income available to common stockholders and pro forma diluted earnings per share for the year ended December 31, 1997, and for the eight months ended December 31, 1996, would have been $6,904,598 and $0.64, and $1,893,493 and $0.23, respectively. The pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years, compensation expense is recognized as the options vest and additional awards may be granted.

9. RELATED-PARTY TRANSACTIONS

     The Company purchased $5,242,441 and $3,990,651 of product during the year ended December 31, 1997, and the eight months ended December 31, 1996, respectively, from a company controlled by a relative of one of the Company's stockholders.

     During the eight months ended December 31, 1996, an officer of the Company held ownership interests in two of the Company's suppliers. These interests were disposed of by December 31, 1996. For the eight months ended December 31, 1996, the Company paid $5.6 million and $5.7 million to these suppliers, respectively, for purchases of die cast vehicle replicas.

                 RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1997, AND FOR THE EIGHT MONTHS ENDED DECEMBER
                                    31, 1996

     The Company leases warehouse space, from a party related to a director of the Company. Rent expense for the year ended December 31, 1997, and the eight months ended December 31, 1996, was $68,814 and $41,440 respectively.

     During the eight months ended December 31, 1996 the Company leased office space from a party related to a director of the Company. Rent expense for the eight months ended December 31, 1996 was $241,036.

     The Company pays sales commissions to an external sales representative organization, of which one of the principals of this organization is a relative of an officer/director of the Company. For the year ended December 31, 1997, and the eight months ended December 31, 1996, commissions of $168,239 and $85,393, respectively, were allocated to the related principal.

10. EMPLOYEE BENEFIT PLAN

     The Company adopted a 401(k) savings plan as of December, 1996, which became effective on January 1, 1997, Employees' meeting certain eligibility requirements, as defined, may contribute up to 15% of pre-tax gross wages, subject to certain restrictions. The Company will make matching contributions of 50% of the employees contributions up to 5% of employee wages. In 1997, the Company's contributions were approximately $46,000.

11. RECENTLY ISSUED PRONOUNCEMENTS

     In early 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 130 and No. 131 are effective for periods beginning after December 15, 1997. Adoption of these pronouncements is not expected to have a material impact on the consolidated financial statements of the Company.

12. SUBSEQUENT EVENT

     On December 5, 1997, the Company announced execution of a definitive agreement, which provides that Wheels Sports Group, Inc., a recently consolidated group of marketers and distributors of officially licensed NASCAR-related merchandise, will be acquired by Racing Champions. The acquisition, which is subject to due diligence, stockholder approval, and other customary closing conditions, is expected to close in the first half of 1998. The transaction is planned as a stock-for-stock exchange and will be accounted for as a pooling of interests. Under the terms of the agreement, each of Wheels Sports Group, Inc's. outstanding shares of common stock, (approximately 5.3 million shares outstanding at December 31, 1997), will be exchanged for 0.51 shares of the Company's common stock.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Racing Champions, Inc. and Dods-Meyer, Ltd.:

     We have audited the accompanying combined balance sheets of RACING CHAMPIONS, INC. (an Illinois corporation) and DODS-MEYER, LTD. (an Illinois corporation) as of December 31, 1995 and April 30, 1996, and the related combined statements of income, shareholders' investment and cash flows for the years ended December 31, 1994 and 1995 and for the four months ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Racing Champions, Inc. and Dods-Meyer, Ltd. as of December 31, 1995 and April 30, 1996, and the results of their operations and their cash flows for the years ended December 31, 1994 and 1995 and for the four months ended April 30, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 15, 1997

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                            COMBINED BALANCE SHEETS

                                                                DECEMBER 31,    APRIL 30,
                                                                    1995           1996
                                                                ------------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................     $2,461,234     $  255,466
  Accounts receivable, net of allowance for doubtful
     accounts of $200,000 and $257,000 in 1995 and 1996,
     respectively...........................................      3,495,736      3,569,178
  Inventory.................................................        711,743      1,553,075
  Other current assets......................................        170,228        453,939
                                                                 ----------     ----------
     Total current assets...................................      6,838,941      5,831,658
                                                                 ----------     ----------
Property and equipment:
  Tooling...................................................      4,317,008      5,246,778
  Other equipment...........................................        398,575        418,969
                                                                 ----------     ----------
                                                                  4,715,583      5,665,747
  Less-accumulated depreciation.............................      3,284,576      3,644,575
                                                                 ----------     ----------
                                                                  1,431,007      2,021,172
                                                                 ----------     ----------
       Total assets.........................................     $8,269,948     $7,852,830
                                                                 ==========     ==========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Accounts payable..........................................     $   83,510     $  548,040
  Accrued expenses..........................................      1,901,413      1,447,239
  Accrued bonus.............................................             --      2,501,439
  Accrued royalties.........................................      1,477,506        863,673
  Accrued distributions.....................................        500,000        811,344
  Due to related party......................................        900,522      1,500,489
  Note payable to related party.............................      1,120,000      1,140,000
                                                                 ----------     ----------
     Total current liabilities..............................      5,982,951      8,812,224
                                                                 ----------     ----------
Shareholders' investment:
  Common stock, Racing Champions, Inc., no par value, 5,000
     shares authorized, 1,000 shares issued and
     outstanding............................................            400            400
  Common stock, Dods-Meyer, Ltd., no par value, 10,000
     shares authorized, 1,000 shares issued and
     outstanding............................................          1,000          1,000
  Additional paid-in capital................................          9,600          9,600
  Retained earnings (deficit)...............................      2,275,997       (970,394)
Total shareholders' investment..............................      2,286,997       (959,394)
                                                                 ----------     ----------
       Total liabilities and shareholders' investment.......     $8,269,948     $7,852,830
                                                                 ==========     ==========

      The accompanying notes are an integral part of these balance sheets.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                         COMBINED STATEMENTS OF INCOME

                                                                                    FOUR MONTHS
                                                        YEARS ENDED DECEMBER 31,       ENDED
                                                        -------------------------    APRIL 30,
                                                           1994          1995          1996
                                                           ----          ----       -----------
Net sales.............................................  $43,267,924   $48,592,178   $16,614,029
Cost of sales, related party..........................   25,212,148    25,556,121     9,403,514
                                                        -----------   -----------   -----------
  Gross profit........................................   18,055,776    23,036,057     7,210,515
Selling, general and administrative expenses..........    9,491,222    13,312,053     4,713,344
Nonrecurring bonus expense............................           --            --     2,389,218
                                                        -----------   -----------   -----------
  Operating income....................................    8,564,554     9,724,004       107,953
Interest expense......................................     (210,876)     (132,758)      (20,000)
Other income..........................................      218,985       141,932        36,299
Other expense.........................................           --      (147,292)      (13,452)
                                                        -----------   -----------   -----------
  Income before income taxes..........................    8,572,663     9,585,886       110,800
Income tax expense....................................      348,699       193,500        39,000
                                                        -----------   -----------   -----------
  Net income..........................................  $ 8,223,964   $ 9,392,386   $    71,800
                                                        ===========   ===========   ===========

        The accompanying notes are an integral part of these statements.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                COMBINED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                            ADDITIONAL
                                                   COMMON    PAID-IN      RETAINED     SHAREHOLDERS'
                                                   STOCK     CAPITAL      EARNINGS      INVESTMENT
                                                   ------   ----------    --------     -------------
Balance, December 31, 1993.......................  $1,400     $9,600     $(1,840,353)   $(1,829,353)
  Net income.....................................     --          --       8,223,964      8,223,964
  Distributions..................................     --          --      (4,000,000)    (4,000,000)
                                                   ------     ------     -----------    -----------
Balance, December 31, 1994.......................  1,400       9,600       2,383,611      2,394,611
  Net income.....................................     --          --       9,392,386      9,392,386
  Distributions..................................     --          --      (9,500,000)    (9,500,000)
                                                   ------     ------     -----------    -----------
Balance, December 31, 1995.......................  1,400       9,600       2,275,997      2,286,997
  Net income.....................................     --          --          71,800         71,800
  Distributions..................................     --          --      (3,318,191)    (3,318,191)
                                                   ------     ------     -----------    -----------
Balance, April 30, 1996..........................  $1,400     $9,600     $  (970,394)   $  (959,394)
                                                   ======     ======     ===========    ===========

        The accompanying notes are an integral part of these statements.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                          YEARS ENDED DECEMBER 31,       FOUR MONTHS
                                                         ---------------------------        ENDED
                                                            1994            1995        APRIL 30, 1996
                                                            ----            ----        --------------
Cash flows from operating activities:
  Net income.........................................    $ 8,223,964    $  9,392,386     $    71,800
  Adjustments to reconcile net income to net cash
     provided by operating activities................             --
  Depreciation.......................................        678,583         711,778         359,999
  Deferred income taxes..............................        196,256              --              --
  Changes in operating assets and liabilities
     Accounts receivable.............................       (274,665)       (895,104)        (73,442)
     Inventory.......................................        602,899        (379,348)       (841,332)
     Other current assets............................         32,694        (170,228)       (283,711)
     Accounts payable and accrued expenses...........       (395,462)      1,115,250       1,897,962
     Due to related party............................        (51,254)        496,484         599,967
                                                         -----------    ------------     -----------
          Net cash provided by operating
            activities...............................      9,013,015      10,271,218       1,731,263
                                                         -----------    ------------     -----------
Cash flows from investing activities:
  Purchase of property and equipment.................     (1,128,788)     (1,076,826)       (950,164)
                                                         -----------    ------------     -----------
Cash flows from financing activities:
  Payments on bank note..............................        (50,000)       (950,000)             --
  Change in shareholders' notes payable..............     (1,615,000)             --          20,000
  Distributions to shareholders......................     (3,100,000)     (9,900,000)     (3,006,847)
                                                         -----------    ------------     -----------
          Net cash used in financing activities......     (4,765,000)    (10,850,000)     (2,986,847)
                                                         -----------    ------------     -----------
          Net increase (decrease) in cash and cash
            equivalents..............................      3,119,227      (1,655,608)     (2,205,768)
  Cash and cash equivalents, beginning of period.....        997,615       4,116,842       2,461,234
                                                         -----------    ------------     -----------
  Cash and cash equivalents, end of period...........    $ 4,116,842    $  2,461,234     $   255,466
                                                         ===========    ============     ===========
Supplemental disclosure of cash flow information:
  Cash paid for interest during the period...........    $   220,340    $     72,758     $        --
  Cash paid for taxes during the period..............        871,395          88,968              --
                                                         ===========    ============     ===========

        The accompanying notes are an integral part of these statements.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995
                  AND FOR THE FOUR MONTHS ENDED APRIL 30, 1996

1. DESCRIPTION OF BUSINESS

     Racing Champions, Inc. ("RCI") and Dods-Meyer, Ltd. ("DML") (collectively "the Company") is a leading producer and marketer of collectible scaled die cast vehicle replicas. The Company is best known for its extensive line of officially licensed, high-quality collectible replicas of actual race cars and related vehicles from the most popular U.S. professional racing series, including NASCAR stock car racing, National Hot Rod Association drag racing, Championship Auto Racing Teams and Indy Racing League Indy-style racing, World of Outlaws sprint car racing as well as Honda and Kawasaki racing motorcycles. Products are manufactured in numerous styles for the following customer bases: national and regional retail chains, collector and hobby shops and premium sales to corporations. RCI has license agreements with the major U.S. automotive manufacturers and most of the major motor sport sponsors, team owners and their drivers.

     RCI sells its products primarily in North America through sales representatives of DML, which is owned by shareholders of RCI, Racing Champions Limited ("RCL"), a Hong Kong company owned by a related party, oversees the production of RCI products.

     On April 30, 1996, the Company was part of a recapitalization which involved the Company and RCL and other affiliates of RCL, whereby a new holding company, Racing Champions Corporation, acquired all stock of RCI and all operating assets of DML.

2. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION

     The financial statements combine the accounts of RCI and DML after elimination of intercompany items and transactions.

REVENUE RECOGNITION

     The Company recognizes revenue based upon shipment of product to customers.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalent. Such investments are valued at market prices.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORY

     Inventory consists of finished goods and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method, and market represents the lower of replacement cost or estimated net realizable value.

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995
                  AND FOR THE FOUR MONTHS ENDED APRIL 30, 1996

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial statement purposes with estimated useful lives for tooling of two years and for other equipment of five to ten years. Accelerated methods are used for income tax purposes.

INCOME TAXES

     DML has elected to be treated as an S Corporation under the Internal Revenue Code pursuant to which profits and losses are allocated to the shareholders for inclusion in their personal tax returns. As of January 1, 1994, RCI elected to be treated as an S Corporation. Accordingly, a deferred tax asset of $196,256 was charged to tax expense as of January 1, 1994. The remaining tax expense for 1995 and 1996 is due to Illinois replacement taxes.

RELATED-PARTY TRANSACTIONS

     RCL's beneficial owner is a warrant holder in RCI. The stock purchase warrant was issued in 1993 and allows the holder to purchase 500 shares of common stock for an aggregate price of $1,000,000 and contains certain anti-dilution provisions. The warrant is exercisable on December 30, 2003, or upon the occurrence of certain events including a change in control, as defined, or a filing of a registration statement for an initial public offering of the Company's common stock. At December 31, 1995 and 1994, RCI had 500 shares of common stock held in reserve for the exercise of this warrant. This warrant was canceled on April 30, 1996 as part of the recapitalization of the Company.

     In addition to payments related to the purchase of products, RCI paid RCL fees of 30.5% of the cost of product shipped, which amounted to $1,772,000 in 1994, $2,123,414 in 1995 and $831,832 in 1996 which have been included in Cost of sales, Related party, on the accompanying Combined Statements of Income.

STOCK DIVIDEND

     On December 20, 1994, RCI's shareholders and directors declared a 24-to-1 stock dividend to shareholders of RCI's common stock, thereby effecting a 24-to-1 stock split. This split has been retroactively reflected in the accompanying financial statements.

CONCENTRATION OF CREDIT RISK

     Concentration of credit risk is limited to trade accounts receivable and is subject to the financial conditions of certain major customers in which one customer accounted for approximately 11% of net sales for the year ended December 31, 1994, two customers accounted for approximately 15% and 10% of net sales for the year ended December 31, 1995 and three customers accounted for approximately 16%, 15% and 15% of net sales for the four months ended April 30, 1996. The Company does not require collateral or other security to support customers' receivables. The Company conducts periodic reviews of its customers' financial conditions and vendor payment practices to minimize collection risks on trade accounts receivable. The Company insures its receivables for major customers with a third party.

3. NOTES PAYABLE

     During 1995, the Company entered into a revolving line of credit agreement with a bank which extends through April, 1996. The maximum amount of borrowings was the lesser of $4,000,000 or the collateral availability, as defined in the agreement. The agreement required maintenance of certain covenants and was secured by substantially all of the assets of the Company. As of April 30, 1996, there was no outstanding

                  RACING CHAMPIONS, INC. AND DODS-MEYER, LTD.

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995
                  AND FOR THE FOUR MONTHS ENDED APRIL 30, 1996

balance on this line of credit. On April 30, 1996, as part of the recapitalization (see Note 1) this agreement was canceled.

     The Company has an unsecured promissory note payable to a related party (a former shareholder) of $1,120,000 and $1,140,000 at December 31, 1995, and April 30, 1996, respectively, including accrued interest. Interest charged at 6% is payable at maturity.

4. STOCK OPTION PLAN

     During 1994, RCI established a stock option plan, under which up to 100 shares of RCI's common stock may be granted to key employees. Under this Plan, options to purchase a total of 74.76 shares of RCI common stock at $3,960 per share were issued during 1994. The options were issued at an exercise price equal to fair market value. The options are exercisable upon the earlier of a change in control of RCI, as defined, or an initial public offering of RCI's common stock. The options expire five years from the date they become exercisable. The options outlined above were canceled in connection with the recapitalization (see Note 1).

                         REPORT OF INDEPENDENT AUDITORS

The Shareholders
Racing Champions Limited,
  (Incorporated in Hong Kong with limited liability)
Hosten Investment Limited,
  (Incorporated in Hong Kong with limited liability)
Garnett Services Inc.,
  (Incorporated in the British Virgin Islands with limited liability) Bergen Services Inc.,
  (Incorporated in the British Virgin Islands with limited liability)

     We have audited the accompanying combined balance sheets of Racing Champions Limited, Hosten Investment Limited, Garnett Services Inc. and Bergen Services Inc. (hereinafter collectively referred to as "the Racing Champions Limited Group" or "the RCL Group") as of March 31, 1995, 1996 and April 30, 1996 and the related combined statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended March 31, 1996 and the one month period ended April 30, 1996. These financial statements are the responsibility of the RCL Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the RCL Group as of March 31, 1995, 1996 and April 30, 1996, and the combined results of its operations and its cash flows for each of the two years in the period ended March 31, 1996 and for the one month period ended April 30, 1996 in conformity with accounting principles generally accepted in the United States of America.

ERNST & YOUNG
Hong Kong

February 19, 1997

                         RACING CHAMPIONS LIMITED GROUP

                            COMBINED BALANCE SHEETS
                               (IN U.S. DOLLARS)

                                                                      MARCH 31,
                                                               ------------------------    APRIL 30,
                                                     NOTES        1995          1996          1996
                                                     -----        ----          ----       ---------
ASSETS
Current assets:
  Cash and cash equivalents......................              $   43,277    $  301,240    $   50,875
  Trade receivables, net.........................                 996,405     1,739,938     1,470,941
  Prepayments, deposits and other receivables....                 577,134       282,213       237,122
  Amount due from Racing Champions, Inc.
     ("RCI").....................................                 596,828       442,660       572,434
  Amount due from affiliates.....................      9        1,032,754            --       111,965
                                                               ----------    ----------    ----------
     Total current assets........................               3,246,398     2,766,051     2,443,337
Fixed assets.....................................    8 & 13       474,461       433,952       411,699
Other asset......................................      3               --            --       879,690
Deferred income taxes............................                   4,560        60,440        65,713
                                                               ----------    ----------    ----------
     Total assets................................              $3,725,419    $3,260,443    $3,800,439
                                                               ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdrafts, secured.......................      12      $  320,384    $       --    $       --
  Current portion of obligations under capital
     lease.......................................      13          49,596       148,151       147,888
  Accounts payable and accrued liabilities.......      7          794,598       723,655       992,660
  Amount due to affiliates.......................      9               --       218,790            --
  Income tax payable.............................                  38,872       136,768       151,086
                                                               ----------    ----------    ----------
     Total current liabilities...................               1,203,450     1,227,364     1,291,634
Long-term obligations under capital lease........      13          72,834       175,320       163,237
                                                               ----------    ----------    ----------
       Total liabilities.........................               1,276,284     1,402,684     1,454,871
Contingencies and commitments....................      16
Shareholders' equity:
  Share capital..................................      14         129,369       129,369       129,369
  Retained earnings..............................               2,319,766     1,728,390     2,216,199
                                                               ----------    ----------    ----------
     Total shareholders' equity..................               2,449,135     1,857,759     2,345,568
                                                               ----------    ----------    ----------
       Total liabilities and shareholders'
          equity.................................              $3,725,419    $3,260,443    $3,800,439
                                                               ==========    ==========    ==========

    The accompanying notes are an integral part of these combined financial statements.

                         RACING CHAMPIONS LIMITED GROUP

                         COMBINED STATEMENTS OF INCOME
                               (IN U.S. DOLLARS)

                                                                                           ONE MONTH
                                                             YEARS ENDED MARCH 31,           ENDED
                                                          ----------------------------     APRIL 30,
                                                NOTES         1995            1996           1996
                                                -----         ----            ----         ---------
Sales:
  Related party -- RCI......................              $ 10,316,438    $ 11,308,084    $ 1,304,352
  Other customers...........................                12,014,547      26,013,536      2,547,775
                                                          ------------    ------------    -----------
     Total sales............................                22,330,985      37,321,620      3,852,127
                                                          ------------    ------------    -----------
Cost of sales:
  Related party purchases...................      15        (8,161,941)    (11,245,727)    (1,719,700)
  Other purchases...........................                (4,776,869)     (7,643,479)      (307,945)
  Commission paid to RCI....................      15        (5,777,498)    (13,745,461)    (1,331,278)
                                                          ------------    ------------    -----------
     Total cost of sales....................               (18,716,308)    (32,634,667)    (3,358,923)
                                                          ------------    ------------    -----------
Commission received from RCI................      15         1,673,212       2,398,325        258,387
                                                          ------------    ------------    -----------
     Gross profit...........................                 5,287,889       7,085,278        751,591
Depreciation of fixed assets................                  (360,177)       (392,079)       (29,268)
Selling and administrative expenses.........      15        (2,861,294)     (3,968,028)      (215,760)
                                                          ------------    ------------    -----------
     Operating income.......................                 2,066,418       2,725,171        506,563
Financial expenses, net.....................    4 & 15         (55,239)       (130,004)       (12,755)
Other income, net...........................      5            113,085         178,534         28,512
                                                          ------------    ------------    -----------
     Income before income taxes.............                 2,124,264       2,773,701        522,320
Income taxes................................      6            (45,312)       (170,677)       (34,511)
                                                          ------------    ------------    -----------
     Net income.............................              $  2,078,952    $  2,603,024    $   487,809
                                                          ============    ============    ===========

    The accompanying notes are an integral part of these combined financial statements.

                         RACING CHAMPIONS LIMITED GROUP

             COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (IN U.S. DOLLARS)

                                                             COMBINED        RETAINED
                                                           SHARE CAPITAL     EARNINGS         TOTAL
                                                           -------------     --------         -----
Balance at March 31, 1994..............................      $129,369       $ 2,868,872    $ 2,998,241
  Net income...........................................            --         2,078,952      2,078,952
  Dividends............................................            --        (2,628,058)    (2,628,058)
                                                             --------       -----------    -----------
Balance at March 31, 1995..............................       129,369         2,319,766      2,449,135
  Net income...........................................            --         2,603,024      2,603,024
  Dividends............................................            --        (3,194,400)    (3,194,400)
                                                             --------       -----------    -----------
Balance at March 31, 1996..............................       129,369         1,728,390      1,857,759
  Net income...........................................            --           487,809        487,809
                                                             --------       -----------    -----------
Balance at April 30, 1996..............................      $129,369       $ 2,216,199    $ 2,345,568
                                                             ========       ===========    ===========

    The accompanying notes are an integral part of these combined financial statements.

                         RACING CHAMPIONS LIMITED GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                               (IN U.S. DOLLARS)

                                                             YEARS ENDED MARCH 31,         ONE MONTH
                                                           --------------------------        ENDED
                                                              1995           1996        APRIL 30, 1996
                                                              ----           ----        --------------
Cash flows from operating activities:
  Net income...........................................    $ 2,078,952    $ 2,603,024      $ 487,809
                                                           -----------    -----------      ---------
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Gains on disposal of fixed assets.................        (51,809)      (147,616)            --
     Depreciation......................................        360,177        392,079         29,268
     Deferred income taxes.............................        (29,961)       (55,880)        (5,273)
     Decrease (increase) in assets:
       Trade receivables, net..........................       (107,845)      (743,533)       268,997
       Prepayments, deposits and other receivables.....       (201,268)       294,921         45,091
       Amount due from RCI.............................          7,348        154,168       (129,774)
       Amount due from affiliates......................       (679,856)     1,032,754       (111,965)
       Tax refund......................................        240,642             --             --
     Increase (decrease) in liabilities:
       Amounts due to affiliates.......................             --        218,790       (218,790)
       Accounts payable and accrued liabilities........         63,950        (70,943)       269,005
       Income taxes payable............................         38,355         97,896         14,318
                                                           -----------    -----------      ---------
          Net cash provided by operating activities....      1,718,685      3,775,660        648,686
                                                           -----------    -----------      ---------
Cash flows from investing activities:
  Purchase of fixed assets.............................        (75,914)       (35,390)        (7,015)
  Purchase of other asset..............................             --             --       (879,690)
  Proceeds from disposal of fixed assets...............        139,715        162,995             --
                                                           -----------    -----------      ---------
          Net cash provided by (used in) investing
            activities.................................         63,801        127,605       (886,705)
                                                           -----------    -----------      ---------
Cash flows from financing activities:
  Advances (repayment) of bank overdrafts..............        320,384       (320,384)            --
  Dividends paid.......................................     (2,628,058)    (3,194,400)            --
  Net payments under finance lease.....................       (112,426)      (130,518)       (12,346)
                                                           -----------    -----------      ---------
          Net cash used in financing activities........     (2,420,100)    (3,645,302)       (12,346)
          Net increase (decrease) in cash and cash
            equivalents................................       (637,614)       257,963       (250,365)
  Cash and cash equivalents, at beginning of year......        680,891         43,277        301,240
                                                           -----------    -----------      ---------
  Cash and cash equivalents, at end of year............    $    43,277    $   301,240      $  50,875
                                                           ===========    ===========      =========
Supplementary cash flows disclosures:
  Interest paid........................................    $    41,735    $    67,038      $   4,666
  Income taxes paid....................................         36,918        128,661         25,466
  Inception of a capital lease contract................        112,894        331,559             --
                                                           ===========    ===========      =========

                         RACING CHAMPIONS LIMITED GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  (IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

     Racing Champions Limited ("RCL"), Bergen Services Inc. ("BSI"), and Hosten Investments ("HIL") were formed in 1989, 1989 and 1991, respectively to act as purchasing and sales agents of collectible scaled replicas of race cars and other vehicles for Garnett Services Inc. ("GSI"). BSI and GSI were incorporated in the British Virgin Islands ("BVI"), and RCL and HIL were incorporated in Hong Kong. RCL, BSI, GSI and HIL are collectively referred to as "the Racing Champions Limited Group" or "the RCL Group".

     Substantially all the RCL Group's products are sold to Racing Champions, Inc. ("RCI"), a related party, and other customers in the United States of America. Effective on May 1, 1996, the operations of RCL, HIL and GSI have been acquired by Racing Champions, Inc.

2. BASIS OF PRESENTATION

     The combined financial statements of the RCL Group have been prepared based on the historical financial statements of the RCL Group of companies for the years ended March 31, 1995 and 1996 and for one month ended April 30, 1996, in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated.

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(A) FIXED ASSETS AND DEPRECIATION

     Fixed assets are stated at cost less accumulated depreciation.

     Depreciation of fixed assets is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:
           Leasehold improvements.................................25%
           Furniture and fixtures.................................20%
           Office equipment.......................................20%
           Motor vehicles.........................................30%

(B) INCOME TAXES

     Income taxes are determined under the liability method as required by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes".

(C) FOREIGN CURRENCY TRANSLATION

     The RCL Group's functional currency is Hong Kong dollars ("HK$"). Foreign currency transactions and monetary assets and liabilities denominated in foreign currencies are translated into HK$ at the respective applicable rates of exchange. Monetary assets and liabilities denominated in foreign currencies are translated into HK$ at the applicable rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the statements of income.

     The financial statements of the RCL Group where the HK$ is the functional currency have been translated into U.S. dollars for reporting purpose in accordance with FASB Statement No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement accounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders' equity.

                         RACING CHAMPIONS LIMITED GROUP

                  (IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

(D) OTHER ASSET

     Other asset consists of a golf club membership debenture that is stated at purchase cost which approximates its fair market value.

(E) REVENUE RECOGNITION

     Revenue from the sale of the RCL Group's products is recognized when the products are shipped to customers.

(F) RETIREMENT BENEFITS

     The RCL Group participates in a defined contribution retirement plan administered by an insurance company (the "Retirement Plan"). All staff covered under the Retirement Plan are entitled to a lump sum payment, payable by the insurance company, upon their retirement equal to the sum of employees' contributions plus the employer's contribution. The RCL Group is required to make contributions to the Retirement Plan at a rate of 5% of the salaries of its existing staff. The retirement benefits contributions are charged to the statements of income as services are provided.

     Contributions made to the retirement plan during the years ended March 31, 1995, 1996 and one month ended April 30, 1996 were $17,322, $17,540 and $1,068, respectively.

(G) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and demand deposits with banks with a term to maturity of three months or less at the date of acquisition.

(H) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4. FINANCIAL EXPENSES, NET

     Financial expenses, net consist of:

                                           YEARS ENDED MARCH 31,    ONE MONTH ENDED
                                           ----------------------      APRIL 30,
                                             1995         1996           1996
                                             ----         ----      ---------------
Interest income..........................  $ 32,915    $  13,982       $     61
Interest expenses on:
  Bank overdrafts........................   (28,315)     (46,598)        (2,843)
  Capital leases.........................   (13,420)     (20,440)        (1,823)
Bank charges.............................   (46,419)     (76,948)        (8,150)
                                           --------    ---------       --------
                                           $(55,239)   $(130,004)      $(12,755)
                                           ========    =========       ========

                         RACING CHAMPIONS LIMITED GROUP

                  (IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

5. OTHER INCOME, NET

     Other income, net consists of:

                                            YEARS ENDED MARCH 31,   ONE MONTH ENDED
                                            ---------------------      APRIL 30,
                                              1995        1996           1996
                                              ----        ----      ---------------
Foreign exchange gains/(losses), net......  $(20,564)   $  3,265        $    51
Gains on disposal of fixed assets.........    51,809     147,616             --
Miscellaneous income......................    81,840      27,653         28,461
                                            --------    --------        -------
                                            $113,085    $178,534        $28,512
                                            ========    ========        =======

6. INCOME TAXES

     The companies in the RCL Group operate both in Hong Kong and other jurisdictions. Details of the related provision for income taxes are as follows:

                                                                              ONE MONTH
                                                YEARS ENDED MARCH 31,           ENDED
                                              --------------------------      APRIL 30,
                                                 1995            1996           1996
                                                 ----            ----         ---------
Income before income taxes:
  Hong Kong...............................    $  322,039      $1,182,021      $209,159
  Other jurisdictions.....................     1,802,225       1,591,680       313,161
                                              ----------      ----------      --------
                                              $2,124,264      $2,773,701      $522,320
                                              ==========      ==========      ========
Income tax provision:
  Current:
     Hong Kong............................    $   75,273      $  226,557      $ 39,784
     Other jurisdictions                              --              --            --
                                              ----------      ----------      --------
                                                  75,273         226,557        39,784
                                              ----------      ----------      --------
  Deferred, Hong Kong.....................       (29,961)        (55,880)       (5,273)
                                              ----------      ----------      --------
                                              $   45,312      $  170,677      $ 34,511
                                              ==========      ==========      ========

     Income earned by BSI and GSI outside the BVI is not subject to tax.

     Those companies carrying on business in Hong Kong are subject to Hong Kong profits tax on their income arising in or derived from Hong Kong after adjusting for income and expense items which are not assessable or deductible for income tax purposes. As such, current income taxes are calculated at a statutory tax rate of 16.5%.

                         RACING CHAMPIONS LIMITED GROUP

                  (IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

     A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Hong Kong tax rates to the income before income taxes is as follows:

                                                                           ONE MONTH
                                                 YEARS ENDED MARCH 31,       ENDED
                                                 ----------------------    APRIL 30,
                                                   1995         1996         1996
                                                   ----         ----       ---------
Statutory Hong Kong tax rates:...............         16.5%        16.5%       16.5%
                                                 =========    =========    ========
Computed expected tax expense................    $ 350,503    $ 457,661    $ 86,183
Lower tax rate of BVI companies..............     (297,367)    (262,627)    (51,672)
Non-deductible/(taxable) items:
  Gains on disposal of fixed assets..........       (8,548)     (24,357)         --
  Expenses...................................          724           --          --
                                                 ---------    ---------    --------
                                                 $  45,312    $ 170,677    $ 34,511
                                                 =========    =========    ========

     Deferred income taxes represent temporary differences on depreciation allowance of fixed assets. No valuation allowance for deferred income tax assets has been recorded.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of:

                                                         MARCH 31,
                                                    --------------------    APRIL 30,
                                                      1995        1996        1996
                                                      ----        ----      ---------
Accounts payable................................    $734,443    $552,361    $818,856
Accrued liabilities.............................      60,155     171,294     173,804
                                                    --------    --------    --------
                                                    $794,598    $723,655    $992,660
                                                    ========    ========    ========

8. FIXED ASSETS

     Fixed assets consist of:

                                                    MARCH 31,
                                            --------------------------     APRIL 30,
                                               1995           1996           1996
                                               ----           ----         ---------
Leasehold improvements..................    $   506,553    $   510,285    $   510,285
Furniture and fixtures..................        249,495        255,391        255,391
Office equipment........................        258,198        253,319        260,334
Motor vehicles..........................        487,677        453,239        453,239
                                            -----------    -----------    -----------
                                              1,501,923      1,472,234      1,479,249
Less: Accumulated depreciation..........     (1,027,462)    (1,038,282)    (1,067,550)
                                            -----------    -----------    -----------
                                            $   474,461    $   433,952    $   411,699
                                            ===========    ===========    ===========

                         RACING CHAMPIONS LIMITED GROUP

                  (IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

9. AMOUNT DUE FROM (TO) AFFILIATES

     Amounts due from (to) affiliates consist of:

                                                      MARCH 31,
                                              -------------------------      APRIL 30,
                                                 1995           1996            1996
                                                 ----           ----         ---------
Amounts due from (to) directors...........    $  (96,460)     $ 450,385      $  34,605
Amounts due from shareholders.............       121,839        117,455        956,112
Amounts due from (to) related companies...     1,007,375       (786,630)      (878,752)
                                              ----------      ---------      ---------
                                              $1,032,754      $(218,790)     $ 111,965
                                              ==========      =========      =========

     Amounts due to/from directors and shareholders relate to short-term advances. Amounts due to/from related companies pertain to short-term advances to related parties described in Notes 1 and 15.

10. CONCENTRATION OF RISKS

     Financial instruments which potentially subject the RCL Group to a concentration of credit risk consist of cash deposits and trade receivables.

          (i) Cash deposits

          The RCL Group places its cash deposits with international banks in Hong Kong.

          (ii) Trade receivables

     As of April 30, 1996, approximately 28.0% and 48.8% of the total trade receivables balance were due from Racing Champions, Inc. and the two other largest customers, respectively. The RCL Group does not have a policy of requiring collateral for trade receivables.

     Racing Champions, Inc. and the second largest customers account for approximately 46% and 10%; 30% and 23%; 34% and 22% of net sales, respectively, for each of the two years ended March 31, 1995 and 1996 and one month period ended April 30, 1996.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments are set out as follows:

          (i) Cash deposits

          The cash deposits are stated at cost which approximates market value.

          (ii) Trade receivables and amounts due from related companies

          Trade receivables and the amounts due from related companies are stated at their book value less provision for doubtful debts, which approximates the fair market value.

          (iii) Other asset

          Other asset is stated at purchase cost which approximates its fair value based on current market value.

          (iv) Other financial instruments

          All other financial instruments are stated at their book value which approximates their fair values.

                         RACING CHAMPIONS LIMITED GROUP

                  (IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

12. BANKING FACILITIES

     The RCL Group has banking facilities of $13,628,719 for overdrafts and trade finance. Unused facilities as of April 30, 1996 amounted to $13,628,719.

     The banking facilities of the RCL Group were secured by mortgages over a director's personal leasehold land and buildings and corporate guarantees given by the RCL Group and two directors totaling $8,150,065.

     The bank overdrafts carry interest at 2.5% above the Hong Kong prime lending rate, a weighted average of 11.5% as of April 30, 1996.

13. CAPITAL LEASES

     The RCL Group leases motor vehicles under capital leases. Leases meeting certain specific criteria are accounted for as the acquisition of an asset. The principal amounts of leases that have been capitalized were as follows:

                                                       MARCH 31,
                                                 ----------------------    APRIL 30,
                                                   1995         1996         1996
                                                   ----         ----       ---------
Motor vehicles...............................    $ 487,677    $ 453,239    $ 453,239
Less: Accumulated amortization...............     (361,278)    (172,414)    (183,745)
                                                 ---------    ---------    ---------
                                                 $ 126,399    $ 280,825    $ 269,494
                                                 =========    =========    =========

     Amortization of the leased assets is included in depreciation expenses.

     At April 30, 1996, future minimum payments under capital leases with initial terms of one year or more consisted of the following:

Year ending April 30:
     1996...................................................     $170,026
     1997...................................................      170,026
     1998...................................................       16,603
                                                                ---------
Total minimum lease payments................................      356,655
Less: Interest elements.....................................     (45,530)
                                                                ---------
Present value of net minimum lease payments.................      311,125
Less: current portion.......................................    (147,888)
                                                                ---------
Long term portion...........................................     $163,237
                                                                =========

14. SHARE CAPITAL

     Share capital represented an aggregate amount of the nominal value of issued share capital of RCL, HIL, GSI and BSI as follows:

                                   RCL            HIL           BSI          GSI
                                   ---            ---           ---          ---
Authorized share capital....    US$129,366    US$1,293.66    US$50,000    US$50,000
Issued share capital........    US$129,366    US$     .26    US$     2    US$     1
Stated value per share......    US$     .13   US$     .13    US$     1    US$     1

                         RACING CHAMPIONS LIMITED GROUP

                  (IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

15. RELATED PARTY BALANCES AND TRANSACTIONS

     The RCL Group paid commissions to RCI on all shipments to customers other than RCI. These commissions represented the gross profit earned on these sales. The RCL Group received agency fee income from RCI on all shipments based upon a percentage of the cost of the items sold.

     A significant proportion of RCL Group's products was purchased from vendors who were either directly or indirectly, and partially owned by the RCL Group's shareholders. Also, RCL Group paid rents to affiliated companies of $539,385, $554,274 and $40,065 for the years ended March 31, 1995 and 1996 and the one month ended April 30, 1996, respectively.

16. CONTINGENCIES AND COMMITMENTS

     The RCL Group had the following capital commitments and contingencies:

          (i) The RCL Group had bills discounted with recourse amounting to $498,327, $63,087 and $256,668 as of March 31, 1995, March 31, 1996 and
     April 30, 1996, respectively.

          (ii) The RCL Group had guarantees of banking facilities granted to a director amounting to $1,936,879, $1,888,191 and $2,018,111 as of March 31,
     1995, March 31, 1996 and April 30, 1996, respectively.

          (iii) Operating leases:

     The RCL Group leases land and buildings under non-cancelable operating lease arrangements. Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at April 30, 1996.

For the year ended April 30,
  1997......................................................  $ 59,931
  1998......................................................   186,287
                                                              --------
                                                              $246,218
                                                              ========

     Rental expenses under all operating leases were $539,385 and $554,274 for the years ended March 31, 1995 and 1996, respectively, and $40,065 for the one month ended April 30, 1996.

17. POST BALANCE SHEET EVENTS

     Subsequent to the balance sheet date, on May 1, 1996, RCL, HIL, GSI (the "Companies") and Racing Champions, Inc. ("RCI") entered into an asset and stock purchase agreement (the "Agreement"). Pursuant to the Agreement, the Companies agreed to sell certain of their assets and liabilities with a net book value of $647,229 at April 30, 1996 to Banerjan Company Limited ("Banerjan"), a wholly-owned subsidiary of RCI for total consideration of $29,213,420. Thereafter, the Companies ceased business and the name of Racing Champions Limited was released to Banerjan Company Limited, which was renamed Racing Champions Limited, a wholly-owned subsidiary of RCI.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Wheels Sports Group, Inc.:

     We have audited the accompanying consolidated balance sheet of Wheels Sports Group, Inc. (a North Carolina corporation) and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wheels Sports Group, Inc. and subsidiaries as of December 31, 1997, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Charlotte, North Carolina,
April 22, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Wheels Sports Group, Inc.

     We have audited the accompanying consolidated balance sheets of Wheels Sports Group, Inc. (formerly named Wheels Racing, Inc.) and subsidiaries as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Green's Racing Souvenirs, Inc., a wholly owned subsidiary, which statements reflect total assets constituting 5.9 percent at December 31, 1996, and revenues constituting 29.0 and 22.0 percent for the years ended, December 31, 1995 and 1996, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Green's Racing Souvenirs, Inc., is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wheels Sports Group, Inc. and subsidiaries as of December 31, 1996, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 3a, the consolidated financial statements have been restated to reflect the merger of Diamond Sports Group, Inc. on June 30, 1997, and the merger of Green's Racing Souvenirs, Inc. on October 4, 1997, both of which have been accounted for as poolings of interests.

     As discussed in Note 12, on December 4, 1997, the Company signed a definitive agreement to merge with a wholly owned subsidiary of Racing Champions Corporation.

Coopers & Lybrand, L.L.P.
Greensboro, North Carolina

January 21, 1997, except for Note 3a.
which is dated October 4, 1997

                          INDEPENDENT AUDITORS' REPORT

                                January 15, 1998

Board of Directors
Green's Racing Souvenirs, Inc.
1727 Seymour Drive
South Boston, Virginia 24592

     We have audited the accompanying balance sheet of Green's Racing Souvenirs, Inc., as of December 31, 1996 and 1995, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green's Racing Souvenirs, Inc., as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                  /s/ BURNETT & SNEED

                                          --------------------------------------
                                               Certified Public Accountants

                           WHEELS SPORTS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                 1997          1996
                                                                 ----          ----
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   440,430   $  317,482
  Restricted cash...........................................    3,300,000           --
  Accounts receivable, net of allowances of $2,386,000 and
     $237,000, respectively.................................    1,247,682    2,123,465
  Inventories...............................................    2,710,905      606,406
  Prepaid expenses..........................................      136,342       11,000
  Hospitality deposits and other assets.....................      438,289       90,664
                                                              -----------   ----------
     Total current assets...................................    8,273,648    3,149,017
Property and equipment, net.................................      937,770      575,968
Property held for sale......................................      575,001      127,968
Goodwill, net...............................................   17,204,813           --
Deferred financing costs....................................    1,679,791           --
Other assets................................................      128,912      250,961
                                                              -----------   ----------
     Total assets...........................................  $28,799,935   $4,103,914
                                                              ===========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $   265,783   $  279,768
  Current portion of capital lease obligations..............           --      301,583
  Lines of credit...........................................    2,229,776       44,125
  Notes and other payables to stockholders..................    5,250,000      150,000
  Accounts payable..........................................    2,705,249    1,469,624
  Accrued expenses..........................................    1,545,934      388,030
  Other current liabilities.................................      621,484      255,844
                                                              -----------   ----------
     Total current liabilities..............................   12,618,226    2,888,974
Long-term debt, net of unamortized discount of $1,647,300
  and $0, respectively......................................    6,080,290      170,794
Notes payable to stockholders...............................           --       21,635
Capital lease obligations...................................       10,107       12,409
                                                              -----------   ----------
                                                               18,708,623    3,093,812
                                                              -----------   ----------
Commitments and contingencies (Note 12)
Stockholders' equity
  Preferred stock: $0.01 par value, 5,000,000 shares
     authorized, none issued and outstanding................           --           --
  Common stock: $0.01 par value, 15,000,000 shares
     authorized, 5,280,253 and 2,810,000 shares issued and
     outstanding, respectively..............................       52,803       28,100
  Additional paid-in capital................................   14,541,891      350,479
  Retained (deficit) earnings...............................   (6,879,422)     739,948
  Stock warrants outstanding................................    2,376,040           --
  Stockholder loans and notes receivable....................           --     (108,425)
                                                              -----------   ----------
     Total stockholders' equity.............................   10,091,312    1,010,102
                                                              -----------   ----------
     Total liabilities and stockholders' equity.............  $28,799,935   $4,103,914
                                                              ===========   ==========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                           WHEELS SPORTS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                             1997          1996         1995
                                                             ----          ----         ----
Net sales...............................................  $ 7,491,309   $7,523,135   $4,783,610
Cost of sales...........................................    6,765,431    4,568,307    3,061,534
                                                          -----------   ----------   ----------
       Gross margin.....................................      725,878    2,954,828    1,722,076
Selling, general and administrative expenses............    5,642,992    2,152,637    1,767,538
Other expense (income), net.............................      321,390      (60,325)      (3,338)
                                                          -----------   ----------   ----------
Operating (loss) income.................................   (5,238,504)     862,516      (42,124)
Interest expense, net...................................       93,900       42,404       22,833
                                                          -----------   ----------   ----------
     (Loss) income from continuing operations
       before income taxes..............................   (5,332,404)     820,112      (64,957)
Income tax provision....................................           --           --           --
                                                          -----------   ----------   ----------
     (Loss) income from continuing operations...........   (5,332,404)     820,112      (64,957)
Discontinued operations:
     Loss from discontinued operations, net of income
       tax benefit of $0................................      427,730           --           --
     Loss from disposition of discontinued operations,
       net of income tax benefit of $0..................    1,032,350           --           --
                                                          -----------   ----------   ----------
       Net (loss) income................................  $(6,792,484)  $  820,112   $  (64,957)
                                                          ===========   ==========   ==========
Pro forma data unaudited (Actual for 1997) (Note 2):
     Net (loss) income from continuing operations, as
       reported.........................................  $(5,332,404)  $  820,112   $  (64,957)
     Pro forma income tax expense (benefit).............           --      328,045      (25,983)
                                                          -----------   ----------   ----------
     Pro forma net (loss) income from continuing
       operations.......................................  $(5,332,404)  $  492,067   $  (38,974)
                                                          ===========   ==========   ==========
Basic per share data (Note 15):
     (Loss) income from continuing operations...........  $     (1.35)  $     0.29   $    (0.03)
                                                          ===========   ==========   ==========
     Pro forma net (loss) income from continuing
       operations.......................................  $     (1.35)  $     0.18   $    (0.02)
                                                          -----------   ----------   ----------
     Loss from discontinued operations..................  $     (0.37)  $       --   $       --
                                                          -----------   ----------   ----------
     Net (loss) income..................................  $     (1.72)  $     0.29   $    (0.03)
                                                          ===========   ==========   ==========
Weighted average number of shares used
  to compute basic per share data.......................    3,960,569    2,804,640    2,446,250
                                                          ===========   ==========   ==========

  The accompanying notes to financial statements are an integral part of these statements.

                           WHEELS SPORTS GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                                        STOCKHOLDER
                                                   ADDITIONAL     RETAINED        STOCK                  LOANS AND
                           PREFERRED    COMMON       PAID-IN      (DEFICIT)     WARRANTS     TREASURY      NOTES
                             STOCK       STOCK       CAPITAL      EARNINGS     OUTSTANDING    STOCK     RECEIVABLE       TOTAL
                           ---------    ------     ----------     ---------    -----------   --------   -----------      -----
Balance, December 31,
  1994, as previously
  reported................    $--      $ 391,000   $        --   $   120,573   $       --    $     --    $      --    $   511,573
  Adjustments for Green's
    Racing Souvenirs, Inc.
    pooling of interests
    (175,000 shares)......     --          1,750        10,809        68,789           --          --           --         81,348
                              ---      ---------   -----------   -----------   ----------    --------    ---------    -----------
Balance, December 31,
  1994, as restated.......     --        392,750        10,809       189,362           --          --           --        592,921
  Net loss................     --             --            --       (64,957)          --          --           --        (64,957)
  Dividend
    distributions.........     --             --            --      (183,134)          --          --           --       (183,134)
  Recapitalizations.......     --       (369,500)      369,500            --           --          --           --             --
  Common stock issued in
    connection with
    formation of Diamond
    Sports Group, Inc.
    (485,000 shares)......     --          4,850        (4,830)           --           --          --           --             20
                              ---      ---------   -----------   -----------   ----------    --------    ---------    -----------
Balance, December 31,
  1995....................     --         28,100       375,479       (58,729)          --          --           --        344,850
  Treasury stock
    acquisition...........     --             --            --            --           --     (25,000)          --        (25,000)
  Stockholder loan
    receivable............     --             --            --            --           --          --      (12,989)       (12,989)
  Note receivable.........     --             --            --            --           --          --      (95,436)       (95,436)
  Treasury stock
    retirement............     --             --       (25,000)           --           --      25,000           --             --
  Net income..............     --             --            --       820,112           --          --           --        820,112
  Dividends paid..........     --             --            --       (21,435)          --          --           --        (21,435)
                              ---      ---------   -----------   -----------   ----------    --------    ---------    -----------
Balance, December 31,
  1996....................     --         28,100       350,479       739,948           --          --     (108,425)     1,010,102
  Issuance of common stock
    in connection with
    purchase of:
    World of Racing, Inc.
      (310,000 shares)....     --          3,100       616,900            --           --          --           --        620,000
    Emerald Sports Group,
      Inc. (65,000
      shares).............     --            650       363,350            --           --          --           --        364,000
    High Performance
      Sports Marketing
      (444,445 shares)....     --          4,444     3,995,556            --           --          --           --      4,000,000
    Press Pass Partners
      (600,000 shares)....     --          6,000     4,194,000            --           --          --           --      4,200,000
  Consolidation of World
    of Racing, Inc. ......     --             --            --            --           --          --       95,436         95,436
  Stockholder loan
    repayments............     --             --            --            --           --          --       12,989         12,989
  Distribution to
    Subchapter S
    stockholders..........     --             --            --      (431,337)          --          --           --       (431,337)
  Adjustment for
    converting from
    Subchapter S to
    Subchapter C for tax
    purposes..............     --             --       395,549      (395,549)          --          --           --             --
  Issuance of common stock
    and stock warrants in
    public offering
    (1,035,000 shares)....     --         10,350     3,982,784            --      739,126          --           --      4,732,260
  Issuance of stock
    warrants to bank......     --             --            --            --    1,647,300          --           --      1,647,300
  Stock warrants
    exercised.............     --            159       121,587            --      (10,386)         --           --        111,360
  Stock options issued....     --             --       521,686            --           --          --           --        521,686
  Net loss................     --             --            --    (6,792,484)          --          --           --     (6,792,484)
                              ---      ---------   -----------   -----------   ----------    --------    ---------    -----------
Balance, December 31,
  1997....................    $--      $  52,803   $14,541,891   $(6,879,422)  $2,376,040    $     --    $      --    $10,091,312
                              ===      =========   ===========   ===========   ==========    ========    =========    ===========

  The accompanying notes to financial statements are an integral part of these statements.

                           WHEELS SPORTS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                 1997           1996          1995
                                                                 ----           ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.........................................  $(6,792,484)   $   820,112    $ (64,957)
  Adjustments to reconcile net (loss) income to net cash
    provided by (used in) continuing operations --
    Loss from discontinued operations and disposition of
      discontinued operations...............................    1,460,080             --           --
    Depreciation and amortization...........................      161,081        101,189       74,298
    Stock option expense....................................      521,686             --           --
    Provision for (reduction in) uncollectible accounts and
      returns and allowances................................    1,068,000         39,000      (63,165)
    Write-off of unamortized goodwill related to Emerald
      acquisition...........................................      364,000             --           --
    (Gain) loss on disposition of assets....................       (9,530)         1,490       (3,684)
  CHANGE IN OPERATING ASSETS AND LIABILITIES, NET OF EFFECT
    OF CURRENT YEAR ACQUISITIONS:
      Decrease (increase) in accounts receivable............      495,271     (1,382,249)    (175,241)
      Decrease (increase) in interest receivable and prepaid
        expenses............................................       11,383        (13,468)          --
      (Increase) decrease in inventories....................     (285,236)      (572,556)       7,952
      Increase in hospitality deposits and other current
        assets..............................................     (324,595)            --           --
      (Increase) decrease in other noncurrent assets........     (113,505)        62,096     (145,441)
      Increase in accounts payable and accrued expenses.....      404,223      1,009,098      447,014
      Increase in other current liabilities.................      225,035         86,994      168,850
                                                              -----------    -----------    ---------
      NET CASH (USED IN) PROVIDED BY CONTINUING
        OPERATIONS..........................................   (2,814,591)       151,706      245,626
                                                              -----------    -----------    ---------
      NET CASH USED IN DISCONTINUED OPERATIONS..............     (630,000)            --           --
                                                              -----------    -----------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions, net of cash acquired........................   (4,313,575)            --           --
  Acquisition of property and equipment.....................     (371,251)      (125,999)    (161,438)
  Notes receivable originated...............................           --       (115,436)          --
  Notes receivable repayments...............................           --         20,000           --
  Acquisition of property held for sale.....................     (152,000)            --     (115,000)
                                                              -----------    -----------    ---------
      NET CASH USED IN INVESTING ACTIVITIES OF CONTINUING
        OPERATIONS..........................................   (4,836,826)      (221,435)    (276,438)
                                                              -----------    -----------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from revolving loans.............................    1,498,600             --           --
  Net (repayments) borrowings under lines of credit and
    notes payable...........................................      (12,950)        19,000        9,500
  Proceeds from long-term debt, net of restricted cash......    6,470,783        340,047      168,745
  Repayments on long-term debt and capital lease
    obligations.............................................   (2,674,692)       (48,346)     (46,801)
  Loans and advances from stockholders......................           --        150,000       32,000
  Repayment of loans and advances from stockholders.........     (171,635)       (20,989)     (31,381)
  Shares issued on formation of Diamond.....................           --             --           20
  Purchase of treasury stock................................           --        (25,000)          --
  Net proceeds (costs) of initial public offering...........    4,981,038       (248,778)          --
  Proceeds from exercise of warrants........................      111,360             --           --
  Proceeds from receivable from stockholders................       12,989             --           --
  Payment of deferred financing costs.......................   (1,379,791)            --           --
  Distributions to Subchapter S stockholders................     (431,337)       (21,435)    (183,134)
                                                              -----------    -----------    ---------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES OF
        CONTINUING OPERATIONS...............................    8,404,365        144,499      (51,051)
                                                              -----------    -----------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      122,948         74,770      (81,863)
Cash and cash equivalents, beginning of period..............      317,482        242,712      324,575
                                                              -----------    -----------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $   440,430    $   317,482    $ 242,712
                                                              ===========    ===========    =========
Supplemental disclosure of cash paid for interest...........      149,111         38,183       20,836
                                                              ===========    ===========    =========
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Proceeds from long-term debt placed in escrow.............  $ 3,330,000    $        --    $      --
                                                              ===========    ===========    =========
  Vehicles assumed by stockholders, net book value..........  $        --    $     2,613    $  11,038
                                                              ===========    ===========    =========
  Vehicle traded in, net book value.........................  $        --    $    18,889    $  19,704
                                                              ===========    ===========    =========
  Long-term debt discharged on vehicle traded in............  $        --    $    11,237    $  20,370
                                                              ===========    ===========    =========
  Capital lease obligations.................................  $        --    $   314,834    $      --
                                                              ===========    ===========    =========
  Long-term debt assumed by stockholders in exchange for
    vehicle.................................................  $        --    $        --    $  14,056
                                                              ===========    ===========    =========
  Transfer of land improvements to land held for sale.......  $        --    $        --    $  12,968
                                                              ===========    ===========    =========
Acquisitions:
  Debt incurred in conjunction with acquisitions............  $ 5,250,000    $        --    $      --
                                                              ===========    ===========    =========
  Stock issued to affect acquisitions.......................  $ 8,200,000    $        --    $      --
                                                              ===========    ===========    =========

  The accompanying notes to financial statements are an integral part of these statements.

                           WHEELS SPORTS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

     The consolidated financial statements at December 31, 1997, include the accounts of Wheels Sports Group, Inc. ("Wheels") (formerly Wheels Racing, Inc.) and its wholly-owned subsidiaries (collectively referred to as the "Company"). All material intercompany balances and transactions have been eliminated. The Company is a North Carolina corporation originally incorporated in South Carolina in 1992 under the name of Wheels Racing, Inc. In December 1996, the Company was reincorporated as a North Carolina corporation under the name Wheels Sports Group, Inc.

     The Company and its subsidiaries are engaged in merchandising NASCAR oriented products, including apparel, collectible trading cards and accessories and providing motorsports related hospitality management and corporation promotions. The Company sells its collectible sports trading cards primarily through a network of distributors, brokers and specialty hobby dealers located primarily in the southeast United States. NASCAR oriented apparel includes hats, shirts and jackets as well as other novelty items which are sold to mass-merchandise retailers and directly to fans at NASCAR sanctioned events.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Although the Company sells its products to a large number of customers, certain major third-party distributors comprise a significant portion of the customer base. If the financial condition of these distributors were to significantly deteriorate, the Company's operating results could be adversely affected. The largest customer accounted for 19.2% of net sales during 1997. Although the Company does not require collateral, the Company does perform ongoing evaluations of its customers' financial condition to reduce credit risk. At December 31, 1997 and 1996, the Company had recorded allowances for doubtful accounts of approximately $1,041,000 and $107,000, respectively.

REVENUE RECOGNITION

     Revenues and related costs are recognized upon transfer of title of products to customers. In the case of hospitality and other services, revenue and related costs are recognized at the time the NASCAR Racing event takes place and services are rendered. The Company provides for estimated returns from certain customers who have a right of return. At December 31, 1997 and 1996, the Company had recorded allowances for estimated returns of approximately $1,345,000 and $130,000 respectively.

FINANCIAL INSTRUMENTS

     The carrying amounts of cash equivalents, receivables, accounts payable, and accrued expenses approximate their fair values due to the short-term nature of these items. The carrying amounts of the Company's lines of credit, notes and other payables to stockholders and long-term term debt also approximate their fair values due either to their short-term nature or the variable interest rates associated with these debt instruments.

                           WHEELS SPORTS GROUP, INC.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method, and market represents the lower of replacement cost or estimated net realizable value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed principally by using the straight-line method over the estimated useful lives, ranging from 3 to 20 years.

PROPERTY HELD FOR SALE

     Property held for sale consists of land and related improvements and a building at December 31, 1997, and land and related improvements at December 31, 1996. Property held for sale is stated at the lower of cost or estimated net realizable value.

INCOME TAXES

     The financial statements of the Company for periods prior to 1997 do not include a provision for income taxes because the taxable income or loss of the Company was included in the income tax returns of the individual shareholders under the Company's Subchapter S corporation election. Effective January 1, 1997, the Company converted to Subchapter C corporation status and, as such, will begin filing federal income tax returns for all periods subsequent to December 31, 1996. As a result of the conversion to a Subchapter C corporation, the Company's retained earnings at January 1, 1997, has been reclassified to additional paid-in capital.

     The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities using enacted tax rates.

     For information purposes, the consolidated statements of operations include a pro forma income tax provision (benefit) on taxable income (loss) for financial reporting purposes using statutory federal and state rates that would have resulted if the Company had filed corporate tax returns during 1996 and 1995.

HOSPITALITY DEPOSITS AND DEFERRED REVENUE

     The Company makes advances to sponsors of NASCAR functions and receives monies in advance from its customers, which are treated as advance hospitality deposits and deferred revenues, respectively, in the Company's consolidated balance sheets. Deferred revenue recorded at December 31, 1997 and 1996, amounted to $277,820 and $255,844, respectively, and is included in other current liabilities on the accompanying consolidated balance sheets.

OTHER ASSETS

     Other assets at December 31, 1997, consist primarily of refundable deposits for leased vehicles. Other assets at December 31, 1996, consisted primarily of deferred costs associated with the Company's initial public offering. Costs deferred in connection with the offering of the Company's common stock were offset against the proceeds of the offering and included in additional paid-in capital upon successful completion of the offering.

                           WHEELS SPORTS GROUP, INC.

GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with the acquisitions of High Performance and Press Pass (Note 3). Goodwill is being amortized over 40 years on a straight-line basis. Amortization expense for the year ended December 31, 1997, was approximately $39,300.

     The Company periodically evaluates the carrying value of goodwill and other long-lived assets for possible impairment based upon expected future undiscounted operating cash flows. In management's opinion, no impairment to the recoverability of the carrying value of goodwill or other long-lived assets exists at December 31, 1997.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     Prior to January 1, 1996, the Company was required to account for stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB Opinion No. 25, compensation expense related to the issuance of stock options would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price of the option.

     On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     Compensation expense related to stock options granted to nonemployees for services rendered is recognized over the vesting period based on the fair value of the options on the date of grant, as prescribed by SFAS No. 123.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

     In December 1997, the Company adopted SFAS No. 128, "Earnings per Share", which establishes standards for computing and presenting earnings per share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     Also in 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

                           WHEELS SPORTS GROUP, INC.

SFAS No. 130 and No. 131 are effective for periods beginning after December 15, 1997. Adoption of these pronouncements is not expected to have a material impact on the consolidated financial statements of the Company.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the current year presentation.

3. BUSINESS COMBINATIONS AND RESTATEMENT:

A. DIAMOND SPORTS GROUP, INC. AND GREEN'S RACING SOUVENIRS, INC.

     On June 30, 1997, Wheels Sports Group, Inc. acquired 100% of the common stock of Diamond Sports Group, Inc. ("Diamond"), a privately-held corporation located in Charlotte, North Carolina, in exchange for 485,000 shares of the Company's common stock. Diamond is engaged in merchandising NASCAR-oriented products and providing motorsports related hospitality management and corporation promotions.

     On October 4, 1997, Wheels Sports Group, Inc., acquired 100% of the common stock of Green's Racing Souvenirs, Inc. ("GRS"), a privately-held company located in South Boston, Virginia, in exchange for 175,000 shares of the Company's common stock. Green's is engaged in merchandising NASCAR oriented racing souvenirs at race tracks and by mail.

     The Diamond and GRS transactions constituted tax-free reorganizations and each has been accounted for using the pooling of interests method of accounting for business combinations. Accordingly, all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of Diamond and GRS. There were no material transactions between or among Diamond, GRS and the Company prior to the combination. Certain reclassifications have been made to Diamond's and GRS' financial statements to conform to the Company's basis of presentation.

     Prior to the acquisitions, Diamond and GRS were Subchapter S corporations and, accordingly, did not pay U.S. federal income taxes. Both corporations will be included in the Company's federal income tax return effective June 30, 1997 and October 4, 1997, respectively. In connection with the conversion of Diamond and GRS to Subchapter C corporations, the retained earnings of the respective companies at the date of acquisition have been reclassified to additional paid-in capital.

B. WORLD OF RACING, INC.

     The Company acquired World of Racing, Inc. ("WOR") through a wholly owned subsidiary on January 28, 1997, by exchanging 310,000 shares of the Company's common stock valued at $620,000 for 100% of the common stock of WOR. WOR was a privately-held South Carolina corporation incorporated in August 1996 to operate a fantasy race game. The transaction resulted in WOR becoming a wholly-owned subsidiary of the Company.

     Effective June 30, 1997, the Company's Board of Directors voted to discontinue the operations of WOR and dispose of its assets. The acquisition of WOR was originally accounted for as a pooling of interests, but the discontinuance of its operations required the use of purchase accounting. The $561,914 unamortized goodwill, along with property plant and equipment with a net book value of approximately $132,000, were written off as of June 30, 1997. In addition, on June 30, 1997, the Company recorded estimated operating losses from June 30, 1997, through the end of the phase-out period of approximately $222,000. Net liabilities of WOR at December 31, 1997, amounted to approximately $116,000 and are included in other current liabilities on the accompanying consolidated balance sheet. The loss from operations and the loss on disposition are presented as discontinued operations on the accompanying consolidated statement of operations for the year ended

                           WHEELS SPORTS GROUP, INC.

December 31, 1997. Net sales of WOR amounted to approximately $174,000 for the year ended December 31, 1997.

C. EMERALD SPORTS GROUP, INC.

     On August 5, 1997, the Company acquired 100% of the common stock of Emerald Sports Group, Inc. ("Emerald") a recently formed privately-held corporation located in Charlotte, North Carolina, in exchange for 65,000 shares of its common stock valued at $364,000. The transaction was accounted for as a purchase and resulted in excess purchase price over the fair value of net assets acquired of approximately $408,000.

     In December 1997, the Company decided to merge the operations of Emerald into those of Diamond and to dispose of substantially all of Emerald's assets, with the exception of inventory, as of December 31, 1997. Accordingly, the Company has recorded provisions to write-off unamortized goodwill related to the Emerald acquisition of approximately $364,000, which is included in other expense on the accompanying consolidated statement of operations for the year ended December 31, 1997. In addition, certain costs totaling approximately $200,000 related to the disposal have been accrued at December 31, 1997, and are included in other current liabilities and other expenses in the accompanying consolidated financial statements.

D. HIGH PERFORMANCE SPORTS MARKETING, INC.

     Effective October 24, 1997, the Company consummated the acquisition of High Performance Sports Marketing, Inc. ("High Performance"). High Performance is engaged in the merchandising of NASCAR apparel and souvenirs through mass market retailers and convenience stores. Consideration paid by the Company consisted of cash in the amount of $1,672,000, promissory notes totaling $1,000,000, and 444,444 shares of the Company's common stock valued at $4,000,000. In addition, the terms of the merger agreement required an additional cash payment to be made at closing of $3,250,000 (the Additional Cash Consideration). Payment of the Additional Cash Consideration has been extended to 1998 and is to be paid out of escrowed funds ("Escrowed Funds") established in connection with the Company's Credit Facility obtained December 31, 1997 (Note 10). Escrowed funds, which are shown as restricted cash on the accompanying consolidated balance sheet at December 31, 1997, are scheduled to be released to the former stockholders of High Performance upon the occurrence of certain events, one of which is the consummation of the proposed merger discussed in Note 16. In December 1997, certain officers and directors of the Company executed a pledge agreement under which an aggregate of approximately 1,000,000 shares of personally-owned stock of the Company have been pledged to secure payment of the Additional Cash Consideration.

     In April 1998, the Company negotiated the release of $500,000 of Escrowed Funds as partial satisfaction of the Additional Cash Consideration. In addition, the Company agreed to pay an extension fee of $450,000 to the former High Performance stockholders, $250,000 of which was paid on April 22, 1998. The remaining $200,000 is to be paid upon payment of the remaining Additional Cash Consideration.

E. PRESS PASS PARTNERS

     Effective December 31, 1997, the Company consummated the acquisition of Press Pass Partners, ("Press Pass") through a transaction in which the two corporate partners of Press Pass were merged into two newly formed subsidiaries of the Company. Press Pass is a designer and marketer of collectible trading cards featuring NASCAR and other sports personalities. Consideration paid by the Company consisted of cash of $3,100,000, promissory notes totaling $1,000,000, and 600,000 shares of the Company's common stock valued at $4,200,000.

                           WHEELS SPORTS GROUP, INC.

     The acquisitions of High Performance and Press Pass have been accounted for as purchases. Accordingly, the results of operations for each of these entities since the date of acquisition are included in the Company's consolidated statement of operations for the year ended December 31, 1997. A summary of the preliminary allocation of total purchase price to net assets acquired, and resulting goodwill, is shown below (in thousands):

                                                       HIGH
                                                    PERFORMANCE    PRESS PASS     TOTAL
                                                    -----------    ----------     -----
Purchase price..................................      $ 9,922       $ 8,300      $18,222
Transaction costs...............................          150            42          192
                                                      -------       -------      -------
                                                       10,072         8,342       18,414
                                                      -------       -------      -------
Assets acquired.................................        2,349         2,074        4,423
Liabilities assumed.............................       (1,709)       (1,544)      (3,253)
                                                      -------       -------      -------
     Net assets acquired........................          640           530        1,170
                                                      -------       -------      -------
Goodwill........................................      $ 9,432       $ 7,812      $17,244
                                                      =======       =======      =======

     The consolidated financial statements include, for the two companies acquired in transactions accounted for as poolings of interests, the following results of operations for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                                             FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                         ---------------------------
                                                          1997       1996      1995
                                                          ----       ----      ----
Net sales:
  Wheels (1996 and 1995 as previously reported)......    $ 3,812    $4,783    $3,381
  Diamond............................................      2,113     1,084        16
  GRS................................................      1,566     1,656     1,387
                                                         -------    ------    ------
       Combined......................................    $ 7,491    $7,523    $4,784
                                                         =======    ======    ======
Net (loss) income from continuing operations:
  Wheels (1996 and 1995 as previously reported)......    $(5,040)   $  828    $ (124)
  Diamond............................................       (419)      (80)      (22)
  GRS................................................        127        72        81
                                                         -------    ------    ------
       Combined......................................    $(5,332)   $  820    $  (65)
                                                         =======    ======    ======

     Diamond had unaudited net sales and unaudited net income for the period from the beginning of 1997 to the date of acquisition of $1,211,996 and $77,474, respectively, while Green's had unaudited net sales and unaudited net income for the period from the beginning of 1997 to the date of acquisition of $1,188,191 and $96,193, respectively.

     The following summarized pro forma financial information assumes the acquisitions of High Performance and Press Pass had occurred on January 1 of each year, excluding discontinued operations of WOR (in thousands except per share data):

                                                               1997           1996
                                                               ----           ----
                                                            (UNAUDITED)    (UNAUDITED)
Pro forma net sales.....................................      $29,043        $23,780
Pro forma net (loss) income from continuing
  operations............................................      $(7,099)       $   259
Pro forma (loss) earnings per share from continuing
  operations............................................      $ (1.44)       $  0.07

                           WHEELS SPORTS GROUP, INC.

     The pro forma amounts reflect the results of operations for the Company, the acquired businesses and purchase accounting adjustments to reflect the amortization of goodwill created in the acquisitions and interest expense on the additional debt incurred to finance the acquisitions, including amortization of deferred financing costs and the debt discount (Note 10).

4. INVENTORIES:

     Inventories consist of the following:

                                                               1997         1996
                                                               ----         ----
Raw materials and work-in-process.......................    $  197,650    $479,382
Finished goods..........................................     2,513,255     127,024
                                                            ----------    --------
                                                            $2,710,905    $606,406
                                                            ==========    ========

5. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                            1997        1996
                                                            ----        ----
Land and improvements..................................  $   48,331   $  12,100
Leasehold improvements.................................      29,556      12,745
Office machinery and equipment.........................     483,448     206,868
Equipment..............................................     342,581          --
Vehicles...............................................     333,826     276,029
Buildings under capital lease..........................          --     298,879
                                                         ----------   ---------
                                                          1,237,742     806,621
Less accumulated depreciation..........................    (299,972)   (230,653)
                                                         ----------   ---------
                                                         $  937,770   $ 575,968
                                                         ==========   =========

     During 1997, the Company exercised its right to purchase its building under capital lease for approximately $308,000 and, subsequently, made the building available for sale. Accordingly, the carrying amount of approximately $308,000 has been reclassified to property held for sale at December 31, 1997. Subsequent to year-end, the Company sold this building for a purchase price of approximately $326,000.

6. ACCRUED EXPENSES:

     Accrued expenses consist of the following:

                                                             1997        1996
                                                             ----        ----
Legal and professional fees.............................  $  408,475   $     --
Royalties...............................................     432,852    359,354
Accrued financing costs.................................     300,000         --
Payroll related expenses................................     280,863         --
Other...................................................     123,744     28,676
                                                          ----------   --------
                                                          $1,545,934   $388,030
                                                          ==========   ========

7. INCOME TAXES:

     The financial statements of the Company for periods prior to 1997 do not include a provision for income taxes, as the Company had elected to be treated as a Subchapter S Corporation for federal and state income

                           WHEELS SPORTS GROUP, INC.

tax purposes. The Company's Subchapter S Corporation election was terminated effective January 1, 1997, and, upon termination, the Company became fully subject to federal and state income taxes. In addition, each of the entities acquired during 1997 was either a Subchapter S Corporation or a partnership prior to merging with the Company, and as such, the taxable income or loss of the acquired entities prior to the date of acquisition was included in the income tax returns of the respective stockholders or corporate partners. Upon acquisition, the companies are no longer treated as Subchapter S Corporations for tax purposes and are, therefore, subject to federal and state income taxes.

     There was no current or deferred provision for income taxes of continuing operations for the year ended December 31, 1997. A reconciliation of the Company's effective income tax rate to the statutory federal income tax rate is as follows:

                                                                    1997
                                                             ------------------
                                                               AMOUNT        %
                                                               ------        -
Amount at statutory federal rate...........................  $ 1,866,300     35%
Nondeductible amortization of goodwill.....................      (13,800)    --
Pooling income, preacquisition.............................       50,200      1
Other......................................................       (7,400)    --
Valuation allowance........................................   (1,895,300)   (36)
                                                             -----------    ---
     Income tax expense....................................  $        --      0%
                                                             ===========    ===

     Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at year-end are as follows:

                                                                 1997
                                                                 ----
Deferred tax assets:
  Expenses not currently deductible.........................  $ 1,317,500
  Net operating loss carryforwards..........................    1,831,900
  Other.....................................................       22,500
                                                              -----------
                                                                3,171,900
  Valuation allowance.......................................   (3,171,900)
                                                              -----------
     Net deferred tax assets................................  $        --
                                                              ===========

     Losses incurred during 1997 may be used to offset future taxable income of the Company. As of December 31, 1997, the Company had a net operating loss carryforward of approximately $4,600,000 to offset future taxable income which, if not utilized, will expire in 2012. U.S. tax rules impose certain limitations on the use of net operating loss carryforwards following certain "changes in control", as defined by the IRS. During 1997, the Company experienced a "change in control" resulting in an annual limitation on the use of available net operating losses of approximately $1,400,000. Furthermore, future sales of common stock by the Company, or changes in the composition of the principal stockholders such as that contemplated in the proposed merger discussed in Note 16, could constitute another "change in control" that could further limit the use of the Company's net operating loss carryforward.

     Realization of future tax benefits related to deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income during the net operating loss carryforward period. As required by SFAS No. 109, the Company has recorded a valuation allowance of approximately $3,200,000 at December 31, 1997, because, in the Company's assessment, it is uncertain whether the deferred tax assets will be realized.

                           WHEELS SPORTS GROUP, INC.

8. LINES OF CREDIT:

     Lines of credit are comprised of the following:

                                                              1997       1996
                                                              ----       ----
Revolving loan facility, $8,501,400 of additional
  borrowings available subject to certain restrictions
  ($97,000 available at December 31, 1997), used to meet
  working capital requirements of the Company, secured by
  substantially all the assets of the Company, accrued
  interest due periodically at LIBOR plus 3% (8.8% at
  December 31, 1997), expiring December 31, 2002, maximum
  borrowings of $1,498,600 during 1997...................  $1,498,600   $    --

Line of credit with a bank, $300,000 of additional
  borrowings available, used to meet working capital
  requirements of the Company, personally guaranteed by
  three stockholders, with accrued interest due monthly
  at the prime rate (8.5% at December 31, 1997) expiring
  April 29, 1998, maximum borrowings of $700,000 during
  1997...................................................     700,000        --

Line of credit with a bank, $160,000 of additional
  borrowings available, used to meet working capital
  requirements of the Company, personally guaranteed by
  certain officers of the Company, with accrued interest
  due monthly at the prime rate (8.25% at December 31,
  1996) facility closed at the end of 1997...............          --    40,000

Line of credit with a bank, $18,824 of additional
  borrowings available, guaranteed by a stockholder, with
  accrued interest due monthly at the prime rate plus 1%
  (9.5% at December 31, 1997) expiring July 22, 1999.....      31,176     4,125
                                                           ----------   -------
                                                           $2,229,776   $44,125
                                                           ==========   =======

See Note 10 for a discussion of terms and conditions under the revolving loan facility.

9. NOTES AND OTHER PAYABLES TO STOCKHOLDERS:

     Notes and other payables to stockholders are comprised of the following:

                                                             1997        1996
                                                             ----        ----
Unsecured notes payable to stockholders, issued in
  connection with the acquisition of High Performance
  (Note 3), bearing interest at 10.0%, principal and
  interest due October 24, 1998.........................  $1,000,000   $     --

Notes payable to stockholders, issued in connection with
  the acquisition of Press Pass (Note 3), bearing
  interest at 8.0%, principal and interest due December
  31, 1998, secured by a subordinated lien on the assets
  of Press Pass.........................................   1,000,000         --

Additional Cash Consideration payable to stockholders in
  connection with the acquisition of High Performance
  (Note 3), bearing interest at the Federal Funds rate
  (5.5% at December 31, 1997), principal and interest
  due upon release of Escrowed Funds (Notes 3 and 10)...   3,250,000         --

Note payable to two stockholders, unsecured, issued in
  order to meet working capital needs, bearing interest
  at 18.0%, principal and interest repaid in 1997.......          --    150,000
                                                          ----------   --------
                                                          $5,250,000   $150,000
                                                          ==========   ========

                           WHEELS SPORTS GROUP, INC.

     Unsecured notes payable to stockholders represent notes issued to the former shareholders of High Performance and Press Pass in connection with the acquisitions of High Performance and Press Pass in 1997, as discussed in Note 3.

     See Note 3 and Note 10 for discussion of terms and conditions of the Additional Cash Consideration payable to the former stockholders of High Performance.

10. LONG-TERM DEBT:

     Long-term debt is comprised of the following:

                                                            1997         1996
                                                            ----         ----
Term loan payable to bank, net of unamortized discount
  of $1,647,300, bearing interest at LIBOR plus 3%
  (8.8% at December 31, 1997), principal and interest
  payments due quarterly beginning December 1998 and
  continuing through September 2003, secured by
  substantially all assets of the Company..............  $6,100,483    $      --
Note payable to a bank used to meet working capital
  needs, secured by accounts receivable and inventory,
  bearing interest at the prime rate (8.25% at December
  31, 1996), repaid in 1997............................          --      250,000
Note payable to a bank used to finance the acquisition
  of land, secured by the land, with accrued interest
  due monthly at the prime rate (8.5% at December 31,
  1997), principal due in full on October 31, 2010.....     115,000      115,000
Notes payable to banks and financing institutions used
  to finance the acquisition of vehicles and equipment,
  generally due in monthly principal payments ranging
  from $303 to $806 plus accrued interest at rates
  ranging from 4.9% to 10.7%...........................     130,590       85,562
                                                         ----------    ---------
                                                         $6,346,073    $ 450,562
Less -- Amount due within one year.....................    (265,783)    (279,768)
                                                         ----------    ---------
                                                         $6,080,290    $ 170,794
                                                         ==========    =========

     On December 31, 1997, the Company established a Credit Facility with Credit Agricole Indosuez providing a $7.7 million term loan and up to $10 million in revolving loans (Note 8). The availability of the revolving loans is determined based upon a borrowing base comprised of eligible inventories and accounts receivable. Borrowings under the Credit Facility are secured by substantially all of the Company's assets. The term loan provides for quarterly payments of principal and interest beginning December 1998 and ending September 2003, subject to certain mandatory and voluntary prepayment provisions. All revolving loans are payable in December 2002.

     At the December 31, 1997 closing of the Credit Facility, the Company obtained a $7,747,783 term loan and $1,498,600 in revolving loans. The revolving loan proceeds, together with existing funds of the Company, were used to repay $2.1 million in outstanding secured debt. Term loan proceeds of $4.4 million were used to fund the cash consideration payable under terms of the Press Pass acquisition, and to pay certain expenses incurred in connection with the Press Pass and High Performance acquisitions. Additional term loan proceeds of $3.3 million were placed in an escrow account to fund the Additional Cash Consideration incurred in the High Performance acquisition. Escrowed Funds, which are shown as restricted cash in the accompanying

                           WHEELS SPORTS GROUP, INC.

consolidated balance sheet at December 31, 1997, are scheduled to be released to the former stockholders upon the occurrence of certain events, one of which is the consummation of the proposed merger discussed in Note 16.

     In connection with establishing the Credit Facility, the Company granted to Credit Agricole Indosuez a warrant to purchase 509,358 shares of the Company's common stock at a price of $3.50 per share. The warrant is exercisable through December 31, 2007. The exercise price and number of shares to be purchased are subject, from time to time, to certain antidilutive adjustments. The Company has recorded a discount on long term debt obtained under the Credit Facility based on the estimated fair value of the warrants at December 31, 1997. The discount will be amortized and included as a component of interest expense over the term of the term loans using the effective interest rate method.

     The Company also incurred financing costs totaling $1,679,791, which have been deferred and will be amortized over the term of the Credit Facility.

     Under the terms of the Credit Facility, the Company is required to comply with certain financial and other covenants which, among other things, place restrictions on the payment of dividends and require the Company to achieve certain financial ratios. The Credit Facility also places significant restrictions on the Company's ability to incur additional indebtedness, to create liens or other encumbrances, to make certain investments or loans and to sell or otherwise dispose of a substantial portion of assets. Failure to maintain compliance with these covenants constitutes a default under the terms of the Credit Facility and, as such, gives the lender the right to accelerate repayment of outstanding borrowings or seek other remedies of default as provided for in the loan agreement.

     Subsequent to December 31, 1997, the Company was in violation of substantially all of the financial covenants under the Credit Facility. The Company has obtained a waiver from the lender for all violations through April 22, 1998, and has been successful in obtaining required amendments to certain of these covenants for fiscal 1998.

     Annual principal payments on long-term debt, are approximately as follows:

1998........................................................    $  265,783
1999........................................................       930,128
2000........................................................     1,259,015
2001........................................................     1,646,404
2002........................................................     2,033,793
Thereafter..................................................     1,858,250
                                                                ----------
                                                                $7,993,373
                                                                ==========

11. TRANSACTIONS WITH RELATED PARTIES:

     In 1996, two directors who are stockholders of the Company guaranteed the $250,000 note payable to a bank (Note 10). This note was repaid in 1997.

     At November 30, 1996, two stockholders, one of whom is a director, loaned the Company $150,000, with an interest rate of 18% per annum. This loan was repaid in 1997.

     One hundred shares of Wheels Racing, Inc. stock were repurchased by the Company for $25,000, placed in Treasury and retired during 1996.

     The Company leases certain buildings which are owned by stockholders and/or directors of the Company. These leases are accounted for as operating leases and have terms from 1 to 15 years. The Company incurred rental expense on these leases of $51,598 and $15,400 during 1997 and 1996, respectively.

     Racing Champions Corporation ("Racing Champions") has guaranteed $600,000 of borrowings of the Company under the Credit Facility.

                           WHEELS SPORTS GROUP, INC.

     The Company entered into a lease for a building on October 1, 1996, with a company owned by three of the former stockholders of Diamond. The lease term was for three years with an option to purchase the building during the lease term and a mandatory purchase requirement at the end of 1999. The lease was capitalized using a rate of 9%. Minimum monthly lease payments were $2,400. Lease payments, representing interest, made during the years ended December 31, 1997 and 1996, were $19,200 and $9,200. In August 1997, the Company exercised its right to purchase the building for approximately $308,000; accordingly, the capital lease obligation has been removed from the books at December 31, 1997.

     Land owned by certain stockholders was sold to the Company in October 1995 at its original acquisition cost of $115,000 and is now held for sale.

12. COMMITMENTS AND CONTINGENCIES:

     The Company's ability to produce and market its trading cards is based on its license agreements with various parties. The agreements permit the Company, on a nonexclusive basis, to use logos, trademarks, facsimile signatures, biographical data and pictures to produce and sell specified products. The terms of the various license agreements vary and in some cases require the Company to pay royalties based upon a specified percentage of sales, with aggregate guaranteed minimum royalties relating to future periods totaling approximately $2,010,000 through December 2002. Royalty expense for the years ended December 31, 1997, 1996 and 1995, was $1,217,000, $720,000 and $565,000, respectively.
Although there can be no assurance that new licenses will be granted to the Company upon expiration of the current agreements, the Company anticipates that it will be able to obtain new licenses on favorable terms.

     In May 1997 a proposed class action lawsuit was filed against several trackside vendors, including GRS. The complaint alleges that the defendants have engaged in price fixing activities at certain NASCAR events in violation of federal anti-trust laws. Plaintiffs seek an unspecified amount of compensatory and punitive damages and also an order enjoining the alleged price fixing practices. GRS has entered into a joint defense agreement with certain co-defendants pursuant to which defense costs are being reimbursed by defendant Americrown Service Corporation. The existing joint defense agreement is to remain in effect through class certification proceedings, which are expected to be completed during late 1998. Wheels expects that the action will be dismissed if class certification is not obtained. In the event class certification is obtained, the Company expects that GRS would vigorously defend against the action, although no assurances can be given as to the outcome of this matter.

     The Company is also subject, from time to time, to other legal proceedings and claims which arise in the ordinary course of its business. Based upon information currently available, the Company is not aware of any such matters which are expected to have a material adverse effect on the financial position or results of operations of the Company.

                           WHEELS SPORTS GROUP, INC.

OPERATING LEASES

     Rental expense under cancellable and noncancellable operating leases amounted to $239,615 for the year ended December 31, 1997. Commitments for future minimum lease payments with terms extending beyond one year at December 31, 1997, for noncancellable operating leases are as follows:

1998........................................................    $  570,577
1999........................................................       480,609
2000........................................................       293,070
2001........................................................       251,252
2002........................................................       249,296
Thereafter..................................................     1,940,297
                                                                ----------
                                                                $3,785,101
                                                                ==========

EMPLOYMENT AGREEMENT

     The Company maintains employment agreements with certain of its executive officers, the terms of which expire at various times through December 31, 2000. The agreements contain certain provisions which entitle the officers to receive lump-sum severance payments and other benefits upon termination of employment due to a change in control, as defined. The Company's maximum contingent liability in such an event is approximately $1,600,000 at December 31, 1997.

13. STOCKHOLDERS' EQUITY:

COMMON STOCK

     In connection with the reincorporation as a North Carolina corporation on December 12, 1996, Wheels Racing, Inc. was merged into Wheels Sports Group, Inc., a newly formed entity established for the purpose of the reincorporation, through an exchange of 215 shares of Wheels Sports Group, Inc. for each share of Wheels Racing, Inc. The treasury stock in Wheels Racing, Inc. was retired. The merger resulted in the existing shares of common stock (prior to 1997 poolings) totaling 2,128,500 shares issued to shareholders of record. To attain the desired capitalization for the offering, the Company effected a forward split of
1.01 to 1 to obtain a total common stock of 2,150,000 (prior to 1997 poolings) shares issued. Prior year financial statements include the effect of this change in capital structure.

     Holders of the Company's common stock are entitled to one vote for each share held but do not possess cumulative voting rights in the election of directors. Subject to preferences that are applicable to outstanding preferred stock, if any, holders of common stock are entitled to share ratably in all dividends declared by the Company's Board of Directors. Holders of common stock have no preemptive, conversion or redemption rights.

INITIAL PUBLIC OFFERING AND STOCK WARRANTS

     In April 1997, the Company completed an initial public offering of 1,035,000 shares of common stock at a price of $6.00 per share, resulting in net proceeds of $4,732,260. Included as part of the offering were warrants for the purchase of an additional 517,500 shares of common stock at an exercise price of $7.08 per share. The warrants, which were immediately exercisable, expire in April 2002 and may be redeemed by the Company beginning April 1998 under certain terms and conditions at a price of $.05 per warrant. Holders of outstanding warrants issued in connection with the Company's initial public offering have no voting or other rights as a stockholder of the Company. In addition, the Company agreed to issue and sell to the underwriter of its public offering, for nominal consideration, warrants to purchase an aggregate of 90,000 shares of

                           WHEELS SPORTS GROUP, INC.

common stock and an additional 90,000 warrants at a price of $8.70 per share, commencing April 1998 and expiring in April 2003. Warrants subject to purchase under warrants issued to the underwriter have terms identical to those sold as part of the Company's initial public offering. The Company has assigned $739,126 of the total net proceeds of the offering to the value of stock warrants issued.

     Further, the Company has entered into an agreement with the underwriter which provides that, if the underwriter arranges for the purchase or sale of substantially all of the assets of the Company, or for a merger, consolidation or acquisition accepted by the Company during the five-year period ending April 2002, the Company will pay the underwriter a fee ranging from 3%-5% of total consideration received. In connection with this, the Company agreed to pay the underwriter a consulting fee of $70,000. This amount was accounted for as a cost of the initial public offering.

STOCKHOLDER LOANS AND NOTE RECEIVABLE

     Stockholder loans and note receivable at December 31, 1996, includes a $95,436 note receivable from World of Racing, Inc., which accrued interest at 10% and was due October 1997. The amount has been eliminated in consolidation upon the acquisition of World of Racing, Inc. in 1998 (Note 3). Other loans outstanding at December 31, 1996, represent noninterest bearing advances to stockholders. All advances were repaid in 1997.

14. STOCK OPTION PLAN:

     In 1996, the Company adopted an Omnibus Stock Plan for its key employees, under which the Company has reserved 1,100,000 shares of common stock for issuance under the plan. No awards were made under the plan in 1996. In 1997, 425,000 fair market value options, 90,000 discounted options and 275,000 premium options were issued to employees to purchase shares of the Company's common stock. All options were vested at December 31, 1997 and have a maximum term of ten years.

     The Company also issued 127,000 options to nonemployees in 1997. Of the 127,000 options, 43,000 were fully vested at December 31, 1997, with the remainder vesting over a one-year period. Options granted to nonemployees have a maximum term of ten years. The Company has recorded expense of approximately $442,000 related to stock options granted to nonemployees in 1997.

     The Company accounts for its employee stock-based compensation plan in accordance with APB Opinion 25 and related interpretations. Accordingly, no compensation cost has been recognized for stock options granted to employees with exercise prices at or greater than the fair market value of the underlying stock on the grant date. The Company has recorded compensation cost of approximately $80,000 for the year ended December 31, 1997, related to options issued to employees at a discount. Had compensation cost for the Company's plan been determined based on the fair value of the awards at the date of grant consistent with the methodology of SFAS No. 123, the Company would have recognized approximately $3,141,000 in additional compensation cost for stock-based compensation awards. The Company's loss and loss per share from continuing operations would have been increased to the pro forma amounts indicated below:

                                                                       1997
                                                                       ----
Net loss from continuing operations..................  As reported  $(5,332,404)
                                                       Pro forma    $(8,473,404)
Basic loss from continuing operations per share......  As reported       $(1.35)
                                                       Pro forma         $(2.14)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997: divided yield of 0%; expected volatility 50.4%; risk-free interest rate of 6.4%; and expected life of 10 years.

                           WHEELS SPORTS GROUP, INC.

     A summary of the status of the Company's stock options as of December 31, 1997 and changes during the year are presented below:

                                                                 WEIGHTED-AVERAGE   WEIGHTED-AVERAGE
                    STOCK OPTIONS                      SHARES     EXERCISE PRICE       FAIR VALUE
                    -------------                      ------    ----------------   ----------------
Outstanding at the beginning of year.................       --           NA                 --
Options granted at fair market value.................  445,000        $6.76              $6.76
Options granted at a discount........................  197,000        $5.02              $5.54
Options granted at a premium.........................  275,000        $6.80              $6.43
Forfeited............................................     (500)       $5.90                 --
Expired..............................................   (2,000)       $5.90                 --
                                                       -------
Outstanding at the end of year.......................  914,500        $6.40
                                                       =======        =====
Options exercisable at year end......................  830,500
                                                       =======

     The following table summarizes information about stock options outstanding at December 31, 1997:

                                           OPTIONS OUTSTANDING
                          ------------------------------------------------------           OPTIONS EXERCISABLE
       RANGE OF                             WEIGHTED-AVERAGE                        ----------------------------------
       EXERCISE               NUMBER           REMAINING        WEIGHTED-AVERAGE        NUMBER        WEIGHTED-AVERAGE
        PRICES             OUTSTANDING      CONTRACTUAL LIFE     EXERCISE PRICE      EXERCISABLE       EXERCISE PRICE
       --------            -----------      ----------------    ----------------     -----------      ----------------
$5.02 to $6.38........       613,500              8.3                $5.91             529,500             $6.05
$7.00 to $8.25........       301,000              6.0                $7.39             301,000             $7.39

     Subsequent to year-end, the Company canceled 417,000 options issued in 1997. The following table provides pro-forma disclosure of stock options outstanding at December 31, 1997, after giving effect to the cancelation of these options:

                                           OPTIONS OUTSTANDING
                          ------------------------------------------------------           OPTIONS EXERCISABLE
       RANGE OF                             WEIGHTED-AVERAGE                        ----------------------------------
       EXERCISE               NUMBER           REMAINING        WEIGHTED-AVERAGE        NUMBER        WEIGHTED-AVERAGE
        PRICES             OUTSTANDING      CONTRACTUAL LIFE     EXERCISE PRICE      EXERCISABLE       EXERCISE PRICE
       --------            -----------      ----------------    ----------------     -----------      ----------------
$5.02 to $6.38........       372,500              7.3                $5.61             288,500             $5.78
$7.00 to $8.25........       125,000              6.5                $6.88             125,000             $6.88

                           WHEELS SPORTS GROUP, INC.

15. NET INCOME/LOSS PER SHARE:

     As discussed in Notes 13 and 14, the Company issued various stock options and warrants throughout 1997. Because the Company incurred a loss from continuing operations for the year ended December 31, 1997, these options and warrants are antidilutive. Thus, the basic earnings per share shown on the face of the income statement before and including the effects of discontinued operations and the effect of pro forma income tax adjustments are the same as diluted earnings per share. However, for a portion of the options and warrants outstanding at the end of 1997, the exercise price was less than the average market price of the Company's common stock during the year. As shown below, had the Company generated net income from continuing operations, these warrants and options would have increased the number of shares of common stock outstanding by 98,939. The potential exercise of these options and warrants would have no impact on the total net income amounts used to calculate earnings per share.

                                                                WEIGHTED
                                                                 AVERAGE
                                                                 SHARES
                                                                --------
Number of shares used to compute basic earnings per share...    3,960,569
Plus effect of dilutive securities:
  Stock options.............................................       78,633
  Stock warrants............................................       20,306
                                                                ---------
Number of shares to be used to compute diluted earnings per
  share.....................................................    4,059,508
                                                                =========

     For the years ended December 31, 1996 and 1995, the Company had no outstanding warrants or options. As such, basic earnings per share is equivalent to diluted earnings per share.

16. PROPOSED MERGER:

     On December 5, 1997, the Company announced execution of a definitive agreement to merge with a wholly owned subsidiary of Racing Champions, a publicly owned Delaware corporation headquartered in Glen Ellyn, Illinois. The transaction is planned as a stock-for-stock exchange to be accounted for as a pooling of interests. Under the terms of the agreement, as amended, each share of the Company's outstanding common stock will be exchange for 0.51 shares of Racing Champions common stock. The merger, which is subject to due diligence, stockholder approval, and other closing conditions, is expected to close in the first half of 1998. Also, under terms of the agreement, the Company may be obligated to pay Racing Champions a termination fee of up to $4,000,000 if the merger is terminated due to the occurrence of certain events or conditions as specified in the agreement, one of which is the Company's failure to obtain necessary stockholder approval of the proposed merger. In management's opinion, the Company will be successful in complying with the terms and conditions of the merger agreement, as amended, such that management does not expect to incur a termination fee obligation in the event the proposed merger is not consummated. In the event such an obligation is incurred, funding of any such liability would likely require additional working capital financing.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
High Performance Sports Marketing, Inc.:

     We have audited the accompanying balance sheets of High Performance Sports Marketing, Inc. as of September 30, 1997 and December 31, 1996, and the related statements of operations and stockholders' equity and statements of cash flows for the nine month period ended September 30, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Performance Sports Marketing, Inc. as of September 30, 1997 and December 31, 1996 and the results of its operations and its cash flows for the nine month period ended September 30, 1997 and the year ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 10 to the financial statements, on October 24, 1997, the Company was acquired by Wheels Sports Group, Inc. The financial statements do not reflect any adjustments arising from the transaction.

                                          Coopers & Lybrand LLP
Greensboro, North Carolina
February 6, 1998

                    HIGH PERFORMANCE SPORTS MARKETING, INC.

                                 BALANCE SHEETS
                 AS OF SEPTEMBER 30, 1997 AND DECEMBER 31, 1996

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1997            1996
                                                              -------------   ------------
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................   $   42,104      $   36,173
  Receivables:
     Trade, net of allowance of $50,000 at September 30,
      1997..................................................      503,765         339,538
     Other..................................................       10,262              --
  Inventories...............................................    1,472,026         672,988
  Other current assets......................................        3,430              --
                                                               ----------      ----------
       Total current assets.................................    2,031,587       1,048,699
Property and equipment, net.................................      341,505         227,204
Other assets................................................        8,993           9,023
                                                               ----------      ----------
       Total assets.........................................   $2,382,085      $1,284,926
                                                               ==========      ==========
                   LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
  Current portion of long term debt.........................   $  116,976      $   27,239
  Line of credit............................................      350,000         200,000
  Accounts payable..........................................      856,168         809,956
  Other accrued expenses....................................      192,190         129,285
  Other current liabilities.................................       36,550          17,210
                                                               ----------      ----------
       Total current liabilities............................    1,551,884       1,183,690
Long term debt..............................................       31,085          68,639
                                                               ----------      ----------
       Total liabilities....................................    1,582,969       1,252,329
                                                               ----------      ----------
Stockholders' equity:
  Common stock, .01 par value, 10,000 shares authorized,
     1,147 and 1,000 shares issued and outstanding at
     September 30, 1997 and December 31, 1996,
     respectively...........................................           11              10
  Additional paid in capital................................    1,220,989             990
  Retained earnings/(accumulated deficit)...................     (421,884)         31,597
                                                               ----------      ----------
       Total stockholders equity............................      799,116          32,597
                                                               ----------      ----------
       Total liabilities and stockholders' equity...........   $2,382,085      $1,284,926
                                                               ==========      ==========

    The accompanying notes are an integral part of the financial statements.

                    HIGH PERFORMANCE SPORTS MARKETING, INC.

                            STATEMENTS OF OPERATIONS
 FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 AND THE YEAR ENDED
                              DECEMBER 31, 1996

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    1997             1996
                                                                -------------    ------------
Net sales...................................................     $12,618,421      $8,919,557
Cost of goods sold..........................................       9,939,131       7,519,499
                                                                 -----------      ----------
  Gross profit..............................................       2,679,290       1,400,058
Selling, general and administrative expenses................       1,662,530         969,380
Compensation expense for stock award........................       1,220,000              --
                                                                 -----------      ----------
  Operating (loss) income...................................        (203,240)        430,678
Other income (expense):
  Interest expense..........................................         (24,339)        (25,900)
  Other net.................................................          (1,901)         31,991
                                                                 -----------      ----------
     Net (loss) income......................................     $  (229,480)     $  436,769
                                                                 ===========      ==========

    The accompanying notes are an integral part of the financial statements.

                    HIGH PERFORMANCE SPORTS MARKETING, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 AND THE YEAR ENDED DECEMBER
                                    31, 1996

                                                                                      RETAINED
                                     COMMON STOCK      ADDITIONAL                     EARNINGS          TOTAL
                                   ----------------     PAID-IN      PARTNERSHIP    (ACCUMULATED    STOCKHOLDERS'
                                   SHARES    AMOUNT     CAPITAL        DEFICIT        DEFICIT)         EQUITY
                                   ------    ------    ----------    -----------    ------------    -------------
At December 31, 1995
  (unaudited)....................    500      $ 5      $      495     $(35,866)      $ 215,057       $  179,691
Issuance of common stock.........    500        5             495                           --              500
Adjustment to combine RCB
  Enterprise, Inc. and High
  Performance Sports Marketing
  L.L.C. (Note 1)................                                       35,866         (35,866)              --
Distributions to owners..........                                                     (584,363)        (584,363)
Net income.......................                                                      436,769          436,769
                                   -----      ---      ----------     --------       ---------       ----------
At December 31, 1996.............  1,000       10             990           --          31,597           32,597
Issuance of common stock for
  employee stock award...........    147        1       1,219,999                                     1,220,000
Distributions to owners..........                                                     (224,001)        (224,001)
Net loss.........................                                                     (229,480)        (229,480)
                                   -----      ---      ----------     --------       ---------       ----------
At September 30, 1997............  1,147      $11      $1,220,989     $     --       $(421,884)      $  799,116
                                   =====      ===      ==========     ========       =========       ==========

    The accompanying notes are an integral part of the financial statements.

                    HIGH PERFORMANCE SPORTS MARKETING, INC.

                            STATEMENTS OF CASH FLOWS
 FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 AND THE YEAR ENDED
                              DECEMBER 31, 1996

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    1997             1996
                                                                -------------    ------------
Cash flows from operating activities:
  Net income (loss).........................................     $ (229,480)      $ 436,769
  Adjustments to reconcile net income to net cash from
     operating activities:
     Depreciation...........................................         58,471          50,035
     Loss on sale of property and equipment.................          5,566              --
     Bad debt expense.......................................         50,000
     Compensation expense for stock award...................      1,220,000              --
     Change in operating assets and liabilities:
       Trade receivables....................................       (214,227)        114,709
       Other receivables....................................        (10,262)        110,953
       Inventories..........................................       (799,038)       (545,156)
       Other assets.........................................         (3,400)         (4,308)
       Accounts payable and accrued expenses................        109,117         524,254
       Other liabilities....................................         19,340          (1,865)
                                                                 ----------       ---------
          Net cash provided by operating activities.........        206,087         685,391
                                                                 ----------       ---------
Cash flows from investing activities:
  Purchases of property and equipment.......................       (199,156)        (59,610)
  Proceeds from sale of property and equipment..............         20,818              --
                                                                 ----------       ---------
          Net cash used in investing activities.............       (178,338)        (59,610)
                                                                 ----------       ---------
Cash flows from financing activities:
  Distributions to stockholders.............................       (224,001)       (584,363)
  Borrowings under line of credit...........................        350,000         106,000
  Proceeds from issuance of long term debt..................        100,000              --
  Payments on line of credit................................       (200,000)             --
  Payment of long term debt.................................        (47,817)       (130,224)
  Issuance of stock.........................................             --             500
                                                                 ----------       ---------
          Net cash used in financing activities.............        (21,818)       (608,087)
                                                                 ----------       ---------
Increase in cash and cash equivalents.......................          5,931          17,694
Cash and cash equivalents at beginning of year..............         36,173          18,479
                                                                 ----------       ---------
Cash and cash equivalents at end of year....................     $   42,104       $  36,173
                                                                 ==========       =========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest....................     $   27,731       $  22,508
                                                                 ==========       =========
Non-cash investing and financing activities:
  Long term debt issued for vehicles........................     $       --       $  65,193
                                                                 ==========       =========

    The accompanying notes are an integral part of the financial statements.

                    HIGH PERFORMANCE SPORTS MARKETING, INC.
                         NOTES TO FINANCIAL STATEMENTS
 FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 AND THE YEAR ENDED DECEMBER
                                    31, 1996

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

     High Performance Sports Marketing, Inc. (the "Company") is a North Carolina corporation headquartered in Mooresville, North Carolina. The Company distributes a variety of licensed NASCAR merchandise including apparel, hats, and novelties to national retailers, such as convenience stores, grocery stores, auto dealerships, and other retail chains. The Company is the result of a 1996 merger between RCB Enterprises, Inc. and High Performance Sports Marketing L.L.C., which were previously affiliated through common interest of the Company's stockholders. The financial statements of these two entities were combined at historical cost in a manner similar to a pooling-of-interest since its operations were under common management and control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH AND CASH EQUIVALENTS:

     The Company's cash and cash equivalents are placed in major domestic banks which limits the amount of credit exposure. Periodically throughout the year, the Company has maintained balances in excess of federally insured limits of $100,000. Cash equivalents consist of money market funds.

INVENTORIES:

     Inventories are stated at lower of cost or market with cost determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT:

     Property and equipment are stated at cost. Depreciation is computed by using the straight-line method over the estimated useful lives ranging from 3 to 7 years. Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost of property and equipment and accumulated depreciation are removed from the accounts upon retirement or other disposition with any resulting gain or loss reflected as other income or expense.

FINANCIAL INSTRUMENTS:

     The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities. The estimated fair value of long-term debt is primarily based on quoted market prices as well as borrowing rates currently available to the Company for bank loans with similar terms and maturities. The carrying amount of the debt approximates fair value.

REVENUE RECOGNITION:

     Sales and related costs are recognized at the time of shipment to customers.

INCOME TAXES:

     The financial statements do not include a provision for income taxes because the taxable income or loss is included in the income tax returns of the individual shareholders under the S corporation election.

USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                    HIGH PERFORMANCE SPORTS MARKETING, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 AND THE YEAR ENDED DECEMBER
                                    31, 1996

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following:

                                                         SEPTEMBER 30,    DECEMBER 31,
                                                             1997             1996
                                                         -------------    ------------
Furniture and fixtures...............................      $ 205,099        $141,177
Office machinery and equipment.......................        206,337          71,103
Vehicles.............................................         76,667         111,011
                                                           ---------        --------
                                                             488,103         323,291
Less accumulated depreciation........................       (146,598)        (96,087)
                                                           ---------        --------
                                                           $ 341,505        $227,204
                                                           =========        ========

4. LINE OF CREDIT:

     At September 30, 1997 and December 31, 1996, the Company had a line of credit with Peoples Bank. This agreement provides a maximum borrowing limit of $1,000,000 with interest payable monthly at the bank's prime rate (8.5% at September 30, 1997). Borrowings outstanding under the line at September 30, 1997 and December 31, 1996 were $350,000 and $200,000, respectively. The line is collateralized by accounts receivable and inventory and expires on April 15, 1998.

5. LONG TERM DEBT:

     Long term debt consisted of the following:

                                                                SEPTEMBER 30,      DECEMBER 31,
                                                                    1997               1996
                                                                -------------      ------------
Note payable to Peoples Bank for working capital, interest
  payable monthly, bearing interest at the bank's prime rate
  (8.5%, at September 30, 1997), due January 14, 1998.......      $ 92,635           $    --
Note payable to NationsBank, payable in monthly installments of $600, including principal and interest, bearing
  interest at 9.1%..........................................        20,320            24,060
Note payable to NationsBank, payable in monthly installments of $982, including principal and interest, bearing
  interest at 10.7%.........................................        12,715            20,301
Note payable to United Carolina Bank, payable in monthly
  installments of $473, including principal and interest,
  bearing interest at 9%....................................        11,902            15,210
Note payable to GMAC, payable in monthly installments of
  $303, including principal and interest, bearing interest
  at 4.9%...................................................        10,489            13,695
Note payable to NationsBank, payable in monthly installments of $510, including principal and interest, bearing
  interest at 8%............................................            --            22,612
                                                                  --------           -------
                                                                   148,061            95,878
  Less current portion......................................       116,976            27,239
                                                                  --------           -------
                                                                  $ 31,085           $68,639
                                                                  ========           =======

     Each of the notes payable are collateralized by equipment or vehicles, with the exception of the working capital loan with Peoples Bank which is collateralized by accounts receivable and inventory.

                    HIGH PERFORMANCE SPORTS MARKETING, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 AND THE YEAR ENDED
                              DECEMBER 31, 1996

     Future minimum payments under long-term agreements as of September 30, 1997 are as follows:

October 1, 1997 to December 31, 1997......................    $ 98,139
     1998.................................................      24,035
     1999.................................................      14,960
     2000.................................................      10,927
                                                              --------
                                                              $148,061
                                                              ========

6. COMMITMENTS AND CONTINGENCIES:

LEASES

     The Company leases its building, equipment and certain vehicles under operating leases that expire at various dates through February 28, 2012. Under most lease agreements, the Company pays insurance, taxes and maintenance. Rental expense for operating leases approximated $173,000 and $89,000, respectively, for the nine month period ended September 30, 1997 and the year ended December 31, 1996, respectively. Minimum rental commitments under all non-cancelable operating leases with an initial term in excess of one year are as follows:

October 1, 1997 to December 31, 1997....................  $   54,178
     1998...............................................     216,714
     1999...............................................     207,994
     2000...............................................     194,029
     2001...............................................     194,029
     2002 and thereafter................................   1,972,628
                                                          ----------
                                                          $2,839,572
                                                          ==========

LICENSE AGREEMENTS

     The Company's ability to produce and market its products is based on its license agreements with various parties. The agreements permit the Company, on a non-exclusive basis, to use logos, trademarks, facsimile signatures, likenesses of persons, automobiles, etc. to produce and sell specified products. The terms of the various license agreements vary and in some cases require the Company to pay royalties based on a specified percentage of net sales (usually 15%), with aggregate guaranteed minimum royalties relating to future periods totaling approximately $213,000 through December 31, 1998. Royalty expense for the nine month period ended September 30, 1997 and for the year ended December 31, 1996 approximated $872,000 and $440,000, respectively. Although there can be no assurance that new licenses will be granted to the Company upon expiration of the current agreements, the Company anticipates that it will be able to obtain new licenses on favorable terms.

7. RELATED-PARTY TRANSACTIONS:

     The Company entered into a lease on March 1, 1997 with a company affiliated through common ownership. Required monthly lease payments are $16,169 and the lease expires on February 28, 2012. Lease expense on the building approximated $113,000 for the nine month period ended September 30, 1997.

                    HIGH PERFORMANCE SPORTS MARKETING, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
 FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 AND THE YEAR ENDED DECEMBER
                                    31, 1996

8. STOCK BONUS AWARD:

     A stock bonus award was granted by the Company to one of the officers/shareholders of the Company effective on September 30, 1997. The officer/shareholder received 147 shares of common stock (approximately 12.5% ownership of the Company) for services rendered in 1997. Compensation expense was recorded for the award, based on the estimated fair value of the stock, in the amount of $1,220,000 for the year ended September 30, 1997.

9. CONCENTRATIONS OF CREDIT RISK:

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Although the Company sells its products and services to a significant number of customers, certain major third-party customers comprise substantially all of the customer base. If the financial condition of these customers significantly deteriorates, the Company's operating results could be adversely affected. As of September 30, 1997 and December 31, 1996, approximately 80% and 72%, respectively of trade receivables were concentrated with three and four customers, respectively. Although the Company does not require collateral, it performs ongoing evaluations of its customers' financial condition to reduce credit risk. In addition, approximately 22% of 1997 net sales for the nine months ended were to one customer and approximately 24% of 1996 net sales were to two customers and approximately 24% of 1996 net sales were to two customers.

10. SUBSEQUENT EVENTS:

     On October 24, 1997, the Company was acquired by Wheels Sports Group, Inc., a public company, for total consideration, in notes payable and cash, of approximately $10,000,000. These financial statements do not include any adjustments that might result from this transaction.

                          INDEPENDENT AUDITOR'S REPORT

To the Partners of
Press Pass Partners

     We have audited the accompanying balance sheets of Press Pass Partners as of December 31, 1997 and 1996, and the related statements of revenue and expenses and changes in partners' capital and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Press Pass Partners as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 6, 1998

                              PRESS PASS PARTNERS

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                   1997          1996
                                                                   ----          ----
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................    $  186,667    $  905,546
  Accounts and notes receivable-trade, net of allowance for
     doubtful accounts of $336,118 and $100,000,
     respectively...........................................       866,818     1,433,878
  Inventories...............................................       183,232       140,168
  Prepaid expenses..........................................       118,467        69,858
  Other current assets......................................        19,330            --
                                                                ----------    ----------
                                                                 1,374,514     2,549,450
  Property and equipment, net of accumulated depreciation...        57,618        50,939
  Organizational costs, net of accumulated amortization of
     $48,478 and $37,680, respectively......................         1,355        12,152
  Receivable from related party.............................       637,427            --
  Other assets..............................................         2,876         5,876
                                                                ----------    ----------
  Total Assets..............................................    $2,073,790    $2,618,417
                                                                ==========    ==========
                 LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Checks drawn against money market funds...................    $   90,220    $   38,639
  Accounts payable..........................................       487,671       546,903
  Accrued payroll and payroll taxes.........................       112,299        41,018
  Royalties payable.........................................       138,449        73,335
  Reserve for returns.......................................       695,093       584,571
  Other accrued liabilities.................................        20,715        40,262
                                                                ----------    ----------
                                                                 1,544,447     1,324,728
Commitments and contingencies
Partners' capital...........................................       529,343     1,293,689
                                                                ----------    ----------
  Total Liabilities and Partners' Capital...................    $2,073,790    $2,618,417
                                                                ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                              PRESS PASS PARTNERS

                        STATEMENTS OF REVENUES, EXPENSES
                        AND CHANGES IN PARTNERS' CAPITAL
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                               1997           1996          1995
                                                               ----           ----          ----
Net revenues............................................    $ 8,662,193    $7,337,104    $4,805,289
Cost of goods sold......................................      5,625,664     4,639,285     2,648,671
                                                            -----------    ----------    ----------
Gross profit............................................      3,036,529     2,697,819     2,156,618
Selling, general and administrative expenses............      2,556,415     1,850,200     1,631,920
                                                            -----------    ----------    ----------
Net operating income....................................        480,114       847,619       524,698
Other income (expense)..................................         92,228       112,243       127,331
                                                            -----------    ----------    ----------
Net income..............................................        572,342       959,862       652,029
Partners' capital, beginning of year....................      1,293,689       472,257      (179,772)
Capital distributions...................................     (1,336,688)     (138,430)           --
                                                            -----------    ----------    ----------
Partners' capital, end of year..........................    $   529,343    $1,293,689    $  472,257
                                                            ===========    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                              PRESS PASS PARTNERS

                            STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                               1997          1996         1995
                                                               ----          ----         ----
Cash flows from operating activities
  Net income..............................................  $   572,342    $ 959,862    $ 652,029
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation.........................................       25,542       18,302       15,731
     Loss on disposal of property and equipment...........           --           --          195
     Provision for bad debts..............................      236,118       74,617       91,327
  Change in assets and liabilities
     (Increase) decrease in assets
       Accounts receivable -- trade.......................      330,940     (736,946)    (342,133)
       Inventories........................................      (43,064)     103,057      219,806
       Prepaid expenses...................................      (48,608)     (22,283)       6,902
       Other assets.......................................       10,797       10,843       10,107
     Increase (decrease) in liabilities
       Accounts payable...................................      (59,232)     (51,400)    (173,885)
       Accrued payroll and payroll taxes..................       71,282        1,450       12,722
       Customer deposits..................................           --       (8,862)      (3,637)
       Other accrued liabilities..........................      156,088      199,110      (94,804)
                                                            -----------    ---------    ---------
          Net cash provided (used) by operating
            activities....................................    1,252,205      547,750      394,360
                                                            -----------    ---------    ---------
Cash flows from investing activities
  Advances to related parties.............................     (653,757)          --           --
  Purchases of property and equipment.....................      (32,221)     (17,799)      (3,912)
                                                            -----------    ---------    ---------
          Net cash provided (used) by investing
            activities....................................     (685,978)     (17,799)      (3,912)
                                                            -----------    ---------    ---------
Cash flows from financing activities
  Checks drawn against money market funds.................       51,582      (90,602)      91,301
  Capital distributions...................................   (1,336,688)    (138,430)          --
                                                            -----------    ---------    ---------
          Net cash provided (used) by financing
            activities....................................   (1,285,106)    (229,032)      91,301
                                                            -----------    ---------    ---------
Net increase (decrease) in cash and cash equivalents......     (718,879)     300,919      481,749
Cash and cash equivalents at beginning of period..........      905,546      604,627      122,878
                                                            -----------    ---------    ---------
Cash and cash equivalents at end of period................  $   186,667    $ 905,546    $ 604,627
                                                            ===========    =========    =========
Supplemental schedule of cash flow information
  Cash paid during the year for:
     Interest.............................................  $        60    $      --    $      --
                                                            ===========    =========    =========
     Income taxes.........................................  $        --    $      --    $      --
                                                            ===========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                              PRESS PASS PARTNERS

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS:

     Press Pass Partners ("Press Pass"), a Delaware general partnership was formed January 1, 1994 and is the successor in interest to Press Pass L.P., a Delaware limited partnership. Press Pass manufactures and distributes sports trading cards depicting professional race car drivers and draft pick basketball and football players. Such products include statistical and biographical information. Press Pass has licenses pursuant to which they presently produce and market the trading cards. Press Pass also distributes sports memorabilia extending from autographs to pieces from race cars.

     The partnership agreement provides, among other things, for the allocation of net income or loss. Those allocations are based upon various factors including the amount of capital contributions plus a specified internal rate of return. Distributions to partners are based upon an allocation method similar to that for allocations of net income or loss.

     Press Pass grants credit to customers throughout the United States and Canada.

ACCOUNTING ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION:

     Certain amounts have been reclassified to conform with current year presentation.

INVENTORIES:

     Inventories are recorded at the lower of cost, as determined by the weighted average method, or market.

     Trading cards are generally produced to correspond to a certain event, year or sports season. As a result, once the marketing time frame has passed, the cards have little or no marketability. Accordingly, at December 31, 1997, inventory of trading cards related to 1997 and prior has been written down to their estimated net realizable value, and results of operations for 1997 include a corresponding charge of approximately $688,000. Similar write downs of approximately $131,000 and $347,500 were charged to 1996 and 1995 results of operations, respectively.

INCOME TAXES:

     Income taxes are not payable by or provided for at the partnership level. Partners report their proportionate share of partnership taxable income or loss in their respective tax returns.

ORGANIZATION COSTS:

Organization costs are amortized under the straight-line method over a period of 5 years.

                              PRESS PASS PARTNERS

                           DECEMBER 31, 1997 AND 1996

REVENUE RECOGNITION:

     Sales of certain card products require partial or full deposits from customers. Revenue is recognized when the product is shipped. Revenues are shown net of discounts and estimated sales returns. Estimated returns are accrued in the period in which the related sales are recorded.

COST OF SALES:

     Cost of sales includes prepress, materials, printing, production, slitting, packaging, and royalties. Estimated royalties are accrued in the period in which the related sales are recorded. Royalties are paid primarily to drivers, their representatives, team owners, and other organizations.

PROPERTY AND EQUIPMENT:

     Property and equipment are recorded at cost. Depreciation is provided using various accelerated methods over estimated useful lives ranging from 3 to 7 years.

     Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures for betterments and major renewals are capitalized. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in operations.

CASH AND CASH EQUIVALENTS:

     For purposes of the statement of cash flows, Press Pass considers all interest bearing accounts and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of the following:

                                                               1997        1996
                                                               ----        ----
Cash.....................................................    $ 44,186    $  4,709
Money market funds (uninsured)...........................     142,481     900,837
                                                             --------    --------
                                                             $186,667    $905,546
                                                             ========    ========

CONCENTRATION OF CREDIT RISK

     Concentration of credit risk is limited to trade accounts receivable and is subject to the financial conditions of certain major customers. No customer accounted for more than 10% of net sales during the years ended December 31, 1997 and 1995. One major customer accounted for 18% during the year ended December 31, 1996. Three major customers accounted for 31% and 16% of accounts receivable at December 31, 1997 and 1996, respectively. The Company does not require collateral or other security to support customer receivables. The Company conducts periodic reviews of its customers' financial conditions and vendor payment practices to minimize collection risks on trade accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, receivables, checks drawn against money market funds, accounts payable and accrued liabilities approximate fair value because of the short-term nature of the items.

                              PRESS PASS PARTNERS

                           DECEMBER 31, 1997 AND 1996

2. MERGER

     On December 31, 1997, Wheels Sports Group, Inc. ("Wheels") acquired the assets and business of Press Pass through a transaction in which Press Pass' two corporate partners were merged into two newly formed subsidiaries of Wheels. Wheels is engaged in merchandising NASCAR oriented products, including apparel, collectible trading cards and accessories, and providing motor sports-related hospitality management and corporate promotions. The offices of Press Pass are being relocated to Mooresville, North Carolina, the headquarters of Wheels.

     On December 4, 1997, Wheels signed a definitive agreement to merge with Racing Champions Corporation ("RCC"), a publicly held Delaware corporation headquartered in Glen Ellyn, Illinois. RCC is a producer and marketer of collectible scaled die cast vehicle replicas. The transaction is scheduled to close during the second quarter of 1998.

3. INVENTORIES

     Inventories consist of the following:

                                                             1997       1996
                                                             ----       ----
Work-in-process..........................................  $153,067   $108,080
Finished goods...........................................    30,165     32,088
                                                           --------   --------
                                                           $183,232   $140,168
                                                           ========   ========

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                             1997       1996
                                                             ----       ----
Office equipment.........................................  $111,194   $ 83,121
Furniture and fixtures...................................    20,190     19,325
Leasehold improvements...................................     5,419      5,419
                                                           --------   --------
                                                            136,803    107,865
Accumulated depreciation.................................    79,185     56,926
                                                           --------   --------
                                                           $ 57,618   $ 50,939
                                                           ========   ========

     Depreciation expense was $25,542 and $18,302, and $15,700 for the years ended December 31, 1997, 1996, and 1995, respectively.

5. COMMITMENTS AND CONTINGENCIES

LICENSING AGREEMENTS:

     Memorabilia and trading card sales are permitted under licensing agreements with the individual race car drivers and with organizations holding licenses with basketball and football players. The agreements typically call for royalty payments based on a percentage of net card sales (based on the regular wholesale price of the cards less discounts, allowances and actual returns). Certain agreements also call for guaranteed minimum annual payments. The impact on net sales, operating income, and cash flows due to a loss of any of these

                              PRESS PASS PARTNERS

                           DECEMBER 31, 1997 AND 1996

contracts could be significant. Press Pass' current licensing agreements expire at various dates through 2000. Most agreements contain options to renew. Future guaranteed minimum royalty payments are as follows:

1998......................................................    $616,000
1999......................................................      81,500
2000......................................................      50,000
                                                              --------
                                                              $747,500
                                                              ========

OPERATING LEASES:

     Press Pass leases office space and equipment under various operating leases. During the years ended December 31, 1997, 1996, and 1995, Press Pass incurred rental expense of approximately $63,000, $61,000, and $32,000, respectively. Future minimum lease payments under these leases are as follows:

1998.......................................................    $57,580
1999.......................................................      3,920
                                                               -------
                                                               $61,500
                                                               =======

PREFERRED RETURN:

     Under the terms of the partnership agreement, Press Pass has agreed to provide a preferred return on the capital contributions at a rate of 14% compounded daily. Payments of the preferred return are contingent upon the partnership having sufficient cash available from operations to make these payments. Payment of the preferred return will be made only after Press Pass has returned total capital contributions to the partners.

LITIGATION:

     Press Pass is involved in various legal matters in the normal course of business. In the opinion of management and outside counsel, none of these matters should have a material adverse effect on the financial position of Press Pass.

RESERVE FOR INVENTORY RETURNS:

     At December 31, 1997, Press Pass had a reserve for returns of approximately $695,000. Management's estimate of this reserve is based upon historical trends, industry trend and specific evaluation of risks associated with customer accounts. It is reasonably possible that a change in this estimate could occur in the near term. Management believes that returns will not exceed this estimate, and if so, they will not have a material adverse impact on the financial position of Press Pass.

6. RELATED PARTY TRANSACTIONS

     Press Pass has advances of $637,427 receivable from Wheels. The advances are unsecured and non-interest bearing.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In early 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." These statements are effective for periods beginning after December 15, 1997. Adoption of these statements is not expected to have a material impact on the financial statements of Press Pass.

                                                                      Exhibit A




                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                          DATED AS OF DECEMBER 4, 1997

                                     AMONG

                           WHEELS SPORTS GROUP, INC.,

                          RACING CHAMPIONS CORPORATION

                                      AND

                             WSG ACQUISITION, INC.

                               TABLE OF CONTENTS

                                                              Page

                                   ARTICLE I

                                   THE MERGER


              1.01  The Merger                                  2
              1.02  Effective Time                              2
              1.03  Closing of the Merger                       2
              1.04  Effects of the Merger                       2
              1.05  Certificate of Incorporation and By-Laws    2
              1.06  Directors                                   3
              1.07  Officers                                    3
              1.08  Conversion of Shares                        3
              1.09  Appraisal Rights                            4
              1.10  Exchange of Certificates                    4
              1.11  Stock Options, Warrants and Other Rights    7


                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY


         2.01  Organization and Qualification; Subsidiaries          8
         2.02  Capitalization of the Company and its Subsidiaries    9
         2.03  Authority Relative to this Agreement                 10
         2.04  SEC Reports; Financial Statements                    11
         2.05  Information Supplied                                 12
         2.06  Consents and Approvals; No Violations                12
         2.07  Contracts; No Defaults                               13
         2.08  No Undisclosed Liabilities; Absence of Changes       14
         2.09  Litigation                                           15
         2.10  Compliance with Applicable Law                       15
         2.11  Employee Benefit Plans; Labor Matters                16
         2.12  Environmental Laws and Regulations                   17
         2.13  Taxes                                                18
         2.14  Intellectual Property; Software                      19
         2.15  Certain Business Practices                           20
         2.16  Vote Required                                        20
         2.17  Tax Treatment; Pooling                               20
         2.18  Affiliates                                           21



         2.19  [Intentionally Omitted]                              21
         2.20  Brokers                                              21
         2.21  Title to Properties                                  21
         2.22  Affiliate Transactions                               22


                                  ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF PARENT
                                AND ACQUISITION


           3.01  Organization and Qualification; Subsidiaries     22
           3.02  Capitalization of Parent and its Subsidiaries    23
           3.03  Authority Relative to this Agreement             24
           3.04  SEC Reports; Financial Statements                25
           3.05  Information Supplied                             25
           3.06  Consents and Approvals; No Violations            26
           3.07  Contracts; No Defaults                           27
           3.08  No Undisclosed Liabilities; Absence of Changes   27
           3.09  Litigation                                       28
           3.10  Compliance with Applicable Law                   28
           3.11  Employee Benefit Plans; Labor Matters            29
           3.12  Environmental Laws and Regulations               30
           3.13  Tax Matters                                      31
           3.14  Intellectual Property; Software                  31
           3.15  Certain Business Practices                       32
           3.16  Vote Required                                    32
           3.17  Tax Treatment; Pooling                           32
           3.18  [Intentionally Omitted]                          33
           3.19  Brokers                                          33
           3.20  No Prior Activities                              33
           3.21  Title to Properties                              33
           3.22  Affiliate Transactions                           33


                                   ARTICLE IV

                                   COVENANTS


            4.01  Conduct of Business of Parent and the Company   34
            4.02  Preparation of S-4 and the Proxy Statement      37
            4.03  Other Potential Acquirers of the Company        37
            4.04  Comfort Letters                                 39
            4.05  Meetings of Stockholders                        39

            4.06  Nasdaq Listing                                  40
            4.07  Access to Information                           40
            4.08  Additional Agreements; Reasonable Efforts       41
            4.09  Public Announcements                            41
            4.10  Indemnification                                 42
            4.11  Notification of Certain Matters                 42
            4.12  Affiliates; Pooling; Tax-Free Reorganization    42
            4.13  Parent Board                                    43


                                   ARTICLE V

                    CONDITIONS TO CONSUMMATION OF THE MERGER


            5.01  Conditions to Each Party's Obligations to
                  Effect the Merger                               43
            5.02  Additional Conditions to the Obligations of
                  the Company                                     44
            5.03  Additional Conditions to the Obligations of
                  Parent and Acquisition                          45


                                   ARTICLE VI

                       TERMINATION, AMENDMENT AND WAIVER


          6.01  Termination                                      47
          6.02  Effect of Termination                            50
          6.03  Fees and Expenses                                50
          6.04  Amendment                                        51
          6.05  Extension; Waiver                                52
          6.06  Definition of Third Party Acquisition with
                Respect to Parent                                52


                                  ARTICLE VII

                                 MISCELLANEOUS


            7.01  Nonsurvival of Representations and Warranties   52
            7.02  Entire Agreement; Assignment                    52
            7.03  Validity                                        53
            7.04  Notices                                         53
            7.05  Governing Law                                   54

            7.06  Descriptive Headings                            54
            7.07  Parties in Interest                             54
            7.08  Certain Definitions                             54
            7.09  Personal Liability                              55
            7.10  Specific Performance                            55
            7.11  Counterparts                                    55
            7.12  No Rule of Construction                         55



                                    EXHIBITS


         Exhibit A  Form of Stockholder Agreements
         Exhibit B  Form of Company Pooling Letters
         Exhibit C  Form of Rule 145 Letters
         Exhibit D  Form of Parent Pooling Letters
         Exhibit E  Form of Opinion of Counsel to Parent
         Exhibit F  Form of Opinion of Counsel to the Company

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER



     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of December 4, 1997 is among WHEELS SPORTS GROUP, INC., a North Carolina corporation (the "Company"), RACING CHAMPIONS CORPORATION, a Delaware corporation ("Parent"), and WSG ACQUISITION, INC., a North Carolina corporation and a wholly owned subsidiary of Parent ("Acquisition"). Effective as of April 23, 1998, this Agreement amends and restates the original Agreement and Plan of Merger, dated as of December 4, 1997, among the Company, Parent and Acquisition.

     WHEREAS, the Boards of Directors of Parent, Acquisition and the Company have each duly and unanimously (i) determined that the Merger (as defined below) is in the best interests of their respective stockholders, (ii) approved the Merger in accordance with the terms of this Agreement and (iii) resolved to recommend approval of the Merger by their respective shareholders;

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, Parent is entering into agreements with certain holders of shares of the Company's common stock, par value $0.01 per share (the "Shares"), in the form attached hereto as Exhibit A (the "Stockholder Agreements");

     WHEREAS, for federal income tax purposes it is intended that the Merger qualify a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, for accounting purposes, it is intended that the Merger be accounted for as a pooling of interests.

     NOW THEREFORE in consideration of the premises and the representations, warranties, covenants and agreements herein contained and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:

                                    ARTICLE I
                                   THE MERGER


     1.01. The Merger. At the Effective Time (as defined below) and upon the terms and subject to the conditions of this Agreement and in accordance with the North Carolina Business Corporation Act ("NCBC"), Acquisition shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease. The Merger is intended to qualify as a tax-free reorganization under Section 368 of the Code.

     1.02. Effective Time. Subject to the terms and conditions set forth in this Agreement, a Certificate of Merger (the "Merger Certificate") shall be duly executed and acknowledged by Acquisition and the Company and thereafter delivered to the Secretary of State of the State of North Carolina for filing pursuant to the NCBC on the Closing Date (as defined in Section 1.03). The Merger shall become effective at such time as a properly executed and certified copy of the Merger Certificate is duly filed in accordance with the NCBC or such later time as Parent and the Company may agree upon and set forth in the Merger Certificate (the time the Merger becomes effective being referred to herein as the "Effective Time").

     1.03. Closing of the Merger. The closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which shall be no later than the second business day after satisfaction of the latest to occur of the conditions set forth in Article V at the offices of Parent, unless another time, date or place is agreed to in writing by the parties hereto.

     1.04. Effects of the Merger. The Merger shall have the effects set forth in the NCBC. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the properties, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

     1.05. Certificate of Incorporation and By-Laws. The Certificate of Incorporation of Acquisition in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be "Wheels Sports Group, Inc." The bylaws of Acquisition in effect at the Effective

Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

     1.06. Directors. The directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified.

     1.07. Officers. The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified.

     1.08. Conversion of Shares.

     (a) Subject to Section 1.09, at the Effective Time each share of the Company's common stock, $.01 par value per share (the "Shares") which is issued and outstanding immediately prior to the Effective Time (other than Shares held in the Company's treasury or by any of the Company's subsidiaries and Shares held by Parent, Acquisition or any other subsidiary of Parent) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be converted into the right to receive whole shares of Parent's common stock, $.01 par value per share (the "Parent Common Stock") in accordance with this Section 1.08 and a cash payment in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.10(f) (the shares of Parent Common Stock and the cash payment in lieu of fractional shares deliverable by Parent to the holders of Shares are sometimes collectively referred to herein as the "Merger Consideration"). The number of shares of Parent Common Stock to be exchanged for each Share issued and outstanding immediately prior to the Effective Time (and based on there being no more than 6,976,303 Shares issued and outstanding at the Effective Time) shall be based on an exchange ratio (the "Exchange Ratio") determined as follows:

     (i) If the Closing Market Price Per Share of Parent Common Stock is greater than or equal to $7.50 per share but less than or equal to $14.00 per share, the Exchange Ratio will be a fixed ratio of 0.51 shares of Parent Common Stock for each Share issued and outstanding immediately prior to the Effective Time.

     (ii) If the Closing Market Price Per Share of Parent Common Stock is greater than $14.00 per share (the "Ceiling"), the Exchange Ratio will equal
(A) a fixed price of $7.14 per Share, divided by (B) the Closing Market Price Per Share of Parent Common Stock.

     (iii) If the Closing Market Price Per Share of Parent Common Stock is less than $7.50 per share (the "Floor"), the Exchange Ratio will equal (A) a fixed price of $3.825 per Share, divided by (B) the Closing Market Price Per Share of Parent Common Stock.

     (iv) The "Closing Market Price Per Share of Parent Common Stock" means the average closing price per share of Parent Common Stock on the Nasdaq National Market (as published in the WALL STREET JOURNAL) for each of the ten days preceding the Closing Date on which any shares of Parent Common Stock traded on the Nasdaq National Market.

     (v) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.


     (b) At the Effective Time, each outstanding share of the common stock, $.01 par value per share, of Acquisition shall be converted into one share of common stock, $.01 par value per share, of the Surviving Corporation.

     (c) At the Effective Time, each Share held in the treasury of the Company and each Share held by Parent, Acquisition or any subsidiary of Parent, Acquisition or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be canceled, retired and cease to exist, and no shares of Parent Common Stock shall be delivered with respect thereto.

     1.09. Appraisal Rights. Notwithstanding Section 1.08, Shares which are issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with the NCBC ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, but rather the holder thereof shall only be entitled to such appraisal rights as are granted by the NCBC. If after the Effective Time such holder fails to perfect or withdraws or loses its right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration payable in respect of such Shares pursuant to Section 1.08, without any interest thereon. The Company shall give Acquisition and Parent prompt notice of any demands received by the Company for appraisal of Shares prior to the Effective Time, and Acquisition shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent or as otherwise required by law, make any payment with respect to, or settle or offer to settle, any such demands.

     1.10. Exchange of Certificates.

     (a) From time to time following the Effective Time, as required by subsections (b) and (c) below, Parent shall deliver to Boston EquiServe, or such other agent or agents as may be appointed by Parent and Acquisition (the "Exchange Agent") for the benefit of the holders of Shares for exchange in accordance with this Agreement through the Exchange Agent the Merger Consideration consisting of: (i) certificates representing the appropriate number of shares of Parent Common Stock and (ii) cash to be paid in lieu of fractional shares of Parent Common Stock (such shares of Parent Common Stock and such cash are hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 1.08 in exchange for outstanding Shares.

     (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding

Shares (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.08: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal duly executed and completed in accordance with the instructions thereon, and such other documents as may reasonably be requested by Parent or the Exchange Agent, and subject to any applicable withholding of taxes, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration including, if applicable, a check representing the cash consideration to which such holder may be entitled on account of a fractional share of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article I, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.10, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this
Section 1.10.

     (c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.10(f) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor without interest: (i) at the time of such surrender the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.10(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

     (d) In the event that any Certificate for Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof such shares of Parent Common Stock and cash in lieu of fractional shares if any as may be required pursuant to this Agreement, provided, however, that Parent or its Exchange Agent may, in its sole discretion, require the delivery of a suitable bond or indemnity.

     (e) All shares of Parent Common Stock and cash issued upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     (f) No fractions of a share of Parent Common Stock shall be issued in the Merger. In lieu thereof, each holder of Shares otherwise entitled to a fraction of a share of Parent Common Stock shall, upon surrender of his or her Certificate or Certificates, be entitled to receive an amount of cash (without interest) determined by multiplying (x) the average closing sale price for Parent Common Stock as reported by the Nasdaq National Market during the 20 consecutive business days ending on the fifth business day prior to the Effective Time by (y) the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities which would otherwise be caused by the issuance of fractional shares.

     (g) Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to Parent upon its demand, and any holders of Certificates who have not previously surrendered their Certificates in accordance with this Article I shall thereafter look only to Parent for payment of the Merger Consideration. Notwithstanding the foregoing, neither Parent nor the Company shall be liable to any holder of Shares or Parent Common Stock as the case may be for such shares

(or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.11. Stock Options, Warrants and Other Rights.

     (a) Schedule 1.11 sets forth a list of each outstanding option, warrant or other right to purchase or acquire Shares (a "Company Stock Option" or collectively the "Company Stock Options") issued pursuant to the 1996 Omnibus Stock Plan or pursuant to any other contract or arrangement (collectively, the "Company Plans") and outstanding as of the date of this Agreement, whether or not fully vested, and sets forth with respect to each Company Stock Option the option exercise price, the number of shares subject to the Company Stock Option, any related stock appreciation rights, the dates of grant, vesting, exercisability and expiration of the Company Stock Option. At the Effective Time, each outstanding Company Stock Option shall be converted as of the Effective Time into options, warrants or rights, as the case may be, to purchase shares of Parent Common Stock in accordance with the terms of this
Section 1.11.

     (b) Each outstanding Company Stock Option outstanding immediately prior to the Effective Time shall be assumed at the Effective Time by the Surviving Corporation and converted automatically into an option, warrant or right, as the case may be, to purchase shares of Parent Common Stock (a "New Option") in an amount and at an exercise price determined in accordance with Schedule 1.11. Notwithstanding anything herein to the contrary, in the case of any Company Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code ("incentive stock options" or "ISOs") the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

     (c) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders' rights and that the Company Plans evidencing the grants of such Options shall continue in effect on the same terms and conditions (subject to any adjustments which may be required by this Section 1.11 after giving effect to the Merger and to such further changes which may be necessary to cause the Company Stock Options to conform to the requirements of Parent's stock option plans). Parent shall use reasonable efforts to ensure, to the extent required by and subject to the provisions of such plans, that Company Stock Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options of Parent after the Effective Time.

     (d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of New Options assumed in accordance with this Section 1.11. As soon as it is permitted to do so after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to all shares of Parent Common Stock issuable under the Company Plans which may be registered on Form S-8 and with respect to the Post-Closing Parent Options (as defined in Section 1.11(f) below), and shall use reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such New Options remain outstanding.

     (e) At or before the Effective Time, the Company shall cause to be effected any amendments to the Company Plans and the Company Stock Options which may be necessary in order to give effect to the provisions of this
Section 1.11, and will use reasonable efforts to obtain the consent of any holder of Company Stock Options necessary to effect any such amendments.

     (f) Subject to adjustment as provided in Section 1.08(a), in no event shall Parent be required to issue more than 3,557,916 shares of Parent Common Stock in connection with the Merger, including (the "Post-Closing Option Number") shares of Parent Common Stock issuable upon exercise of any New Options, if the Exchange Ratio is calculated in accordance with Section 1.08(i) and not more than 220,000 shares of Parent Common Stock upon exercise of any options which may be issued by Parent after the Effective Time in accordance with part 2 of
Schedule 1.11 (the "Post-Closing Parent Options"). The Company shall take all necessary and appropriate actions so that the Company Stock Options outstanding at the Effective Time will not be exercisable for more than 500,000 Shares (the "Option Limit"), excluding for these purposes (i) warrants exercisable for up to 636,692 Shares issued to the public or the underwriters in April 1997 pursuant to the Company's initial public offering, and (ii) warrants (the "Indosuez Warrants") exercisable for up to 509,358 Shares issued by the Company in connection with the Credit Agreement, dated as of December 31, 1997, among the Company, Credit Agricole Indosuez, as agent, and the leading institutions listed therein. If the Company Stock Options outstanding at the Effective Time are in excess of the Option Limit, Parent may elect to reduce the number of shares of Parent Common Stock subject to Post-Closing Parent Options by the number of shares of Parent Common Stock for which the

Company Stock Options in excess of the Option Limit are exercisable after the Merger.

                                   ARTICLE II
                              REPRESENTATIONS AND
                           WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to each of Parent and Acquisition as follows:

     2.01. Organization and Qualification; Subsidiaries.

     (a) Section 2.01 of the Disclosure Schedule delivered by the Company to Parent (the "Company Disclosure Schedule") identifies each subsidiary of the Company as of the date hereof and its respective jurisdiction of incorporation or organization, as the case may be. Except as set forth in Section 2.01 of the Company Disclosure Schedule, the Company does not have any interest in any corporation, partnership, limited liability company, business trust or other business entity. Each of the Company and its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. The Company has heretofore delivered to Acquisition or Parent accurate and complete copies of the Certificate of Incorporation and bylaws (or similar governing documents), as currently in effect, of the Company and its subsidiaries.

     (b) Each of the Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on the Company (as defined below). When used in connection with the Company or its subsidiaries, the term "Material Adverse Effect on the Company" means any change or effect (i) that is or is reasonably likely to be materially adverse to the business, results of operations, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as whole, or (ii) that would adversely affect the ability of the Company, Parent or Acquisition to consummate the transactions contemplated by this Agreement in accordance with its terms.

     2.02. Capitalization of the Company and its Subsidiaries.

     (a) The authorized capital stock of the Company consists of 15,000,000 Shares, of which, as of the date of this Agreement, 4,680,253 Shares were issued and outstanding, and 5,000,000 shares of preferred stock, none of which are outstanding. All of the outstanding Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, 1,672,192 Shares were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options. Except as disclosed in Section 2.02 of the Company Disclosure Schedule, between October 31,1997 and the date hereof, no shares of the Company's capital stock have been issued other than pursuant to Company Stock Options already in existence on such date, and between October 31,1997 and the date hereof no Company Stock Options have been granted. Except as set forth above, as of the date hereof and as of the Effective Time, there are outstanding: (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) no options, warrants, subscriptions, calls, rights or other agreements to acquire from the Company or its subsidiaries, and no obligations of the Company or its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company and (iv) no equity equivalent interests or rights to acquire equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (collectively "Company Securities"). As of the date hereof, there are no outstanding obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in Section 2.02(a) of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or other Company Securities, and to the knowledge of the Company, no such agreements have been entered into by shareholders of the Company.

     (b) All of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien (as defined below) or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of law). There are no securities of the Company or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from the Company or its subsidiaries and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for, the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in or any other securities of any subsidiary of the Company. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. For purposes of this Agreement, "Lien" means, with respect to any asset (including without limitation any security), any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

     (c) Except as set forth on Section 2.02(c) of the Company Disclosure Schedule, none of the awards, grants or other agreements with respect to the Company Stock Options have provisions which accelerate the vesting or right to exercise such options upon the execution of this Agreement (including documents attached as Exhibits hereto), the consummation of the transactions contemplated hereby (or thereby) or any other "change of control" events.

     (d) The Shares constitute the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     2.03. Authority Relative to this Agreement.

     (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company (the "Company Board") and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby except the approval and adoption of this Agreement by the holders of a majority of the outstanding Shares. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms.

     (b) The Company Board (at a meeting duly called and held) has unanimously
(i) approved this Agreement and the Stockholder Agreements, (ii) determined that the transactions contemplated hereby and thereby are in the best interests of the holders of the Shares and (iii) resolved to recommend that the stockholders of the Company approve and adopt the Merger and this Agreement. The resolutions of the Company Board taking the actions described in the preceding sentence have not been rescinded, withdrawn, amended or otherwise modified, remain in full force and effect, and constitute the only action of the Company Board with respect to the Merger or the other transactions contemplated by this Agreement.

     2.04. SEC Reports; Financial Statements.

     (a) Except as set forth in Section 2.04(a) of the Company Disclosure Schedule, since the April 16, 1997 effective date of the Company's registration statement on Form SB-2 (the "Registration Statement"), the Company has timely filed all required forms, reports and documents (together with the Registration Statement, the "Company SEC Reports") with the Securities and Exchange Commission (the "SEC"), each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained when filed or as of the date hereof any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. The consolidated financial statements of the Company included in the Company SEC Reports fairly present, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended, except that in the case of the unaudited consolidated financial statements included in any Form 10-QSB, the presentation and disclosures conform with the applicable rules of the Exchange Act and include all adjustments necessary to conform to GAAP requirements with respect to interim financial statements.

     (b) The Company has heretofore delivered to Parent or promptly will deliver to Parent a complete and correct copy of all Company SEC Reports and any amendments or modifications which are required to be filed with the SEC but have not yet been filed with the SEC to the Company SEC Reports or to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Exchange Act.

     2.05. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (the "S-4"), or (b) the joint proxy statement to be distributed in connection with Parent's and the Company's meeting of stockholders to vote upon this Agreement (the "Proxy Statement") will, in the case of the S-4, at the time the S-4 is filed with the SEC, at the time it becomes effective under the Securities Act, at the time of the filing of any post-effective amendments thereto and at the Effective Time, and, in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the respective times of the meetings of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading provided, however, that the Company makes no representation or warranty concerning information supplied or to be supplied by Parent for inclusion or incorporation by reference to the S-4.

     2.06. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under the Securities Act, the Exchange Act, state securities or blue sky laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or the By-Laws of the National Association of Securities Dealers, Inc. (the "NASD") and the filing and recordation of the Merger Certificate as required by the NCBC, no filing with or notice to and no permit, authorization, consent or approval of any United States or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have a Material Adverse Effect on the Company. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation or bylaws (or similar governing documents) of the Company or any of its subsidiaries, (ii) except as set forth in Section 2.06 of the Company Disclosure Schedule, result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) except as set forth in Section 2.06 of the Company Disclosure Schedule, violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets except, in the case of (ii) or (iii), for violations, breaches or defaults which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

     2.07. Contracts; No Defaults.

     (a) Section 2.07 of the Company Disclosure Schedule sets forth a true and complete list of each note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound and which is material to the Company and its subsidiaries taken as a whole (each, a "Company Contract"). Each Company Contract is a legal, valid and binding obligation of the Company or its subsidiary, as the case may be, and is in full force and effect.

     (b) Except as set forth in Section 2.07 of the Company Disclosure Schedule, none of the Company or its subsidiaries is in breach, default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets except in the case of (ii) or (iii), for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     (c) To the knowledge of the Company, no other party to any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound is in breach, default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any such note, bond, mortgage, indenture, lease, contract, agreement or other instrument or obligation, except for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     2.08. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.08 of the Company Disclosure Schedule, none of the Company or its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company (including the notes thereto), other than liabilities incurred in the ordinary course of business since September 30, 1997, none of which, individually or in the aggregate, would have a Material Adverse Effect on the Company. Except as set forth in Section 2.08 of the Company Disclosure Schedule, since September 30, 1997:

     (a) there have been no events changes or effects with respect to the Company or its subsidiaries having or which reasonably could be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company;

     (b) neither the Company nor any of its subsidiaries has conducted its business and operations other than in the ordinary course and consistent with past practices or taken any actions that would have violated or been inconsistent with the provisions of Section 4.01 if it had been in effect;

     (c) no party (including the Company or any of its subsidiaries) has accelerated, terminated, modified or canceled (prior to the expiration of its term) any material agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) to which the Company or any of its subsidiaries is a party or by which any of its assets are bound; and

     (d) neither the Company nor any of its subsidiaries has entered into any commitment or other agreement to do any of the foregoing.

     2.09. Litigation. Except as set forth in Section 2.09 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect on the Company or could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. Except as set forth in Section
2.09 of the Company Disclosure Schedule, none of the Company or its subsidiaries is subject to any outstanding order, writ, injunction or decree which could reasonably be expected to have a Material Adverse Effect on the Company or could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

     2.10. Compliance With Applicable Law. Except as set forth in Section 2.10 of the Company Disclosure Schedule, the Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all governmental entities necessary for the lawful conduct of their respective businesses (the "Company Permits") except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not have a Material Adverse Effect on the Company. Except as set forth in Section 2.10 of the Company Disclosure Schedule, the Company and its subsidiaries are in compliance with the terms of the Company Permits except where the failure so to comply would not have a Material Adverse Effect on the Company. Except as set forth in Section 2.10 of the Company Disclosure Schedule, the businesses of the Company and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of the United States or any foreign country or any political subdivision thereof or of any Governmental Entity, except (i) that no representation or warranty is made in this Section 2.10 with respect to Environmental Laws (as defined in Section 2.12 below) and (ii) for violations or possible violations of any United States or foreign laws, ordinances or regulations which do not, and insofar as reasonably can be foreseen in the future, will not result in any charges, assessments, levies, fines or other liabilities being imposed upon or incurred by the Company that will equal $250,000 for any single violation or $1 million in the aggregate. Except as set forth in Section 2.10 of the Company Disclosure Schedule, no investigation or review by any Governmental Entity with respect to the Company or its subsidiaries is pending or, to the knowledge of the Company, threatened nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same, other than such investigations or reviews as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     2.11. Employee Benefit Plans, Labor Matters.

     (a) Section 2.11 (a) of the Company Disclosure Schedule sets forth a true and complete list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock, option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other fringe or employee benefit plans, programs or arrangements and any current or former employment or executive compensation or severance agreements written or otherwise maintained or contributed to for the benefit of or relating to any employee of the Company, any trade or business (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company within the meaning of Section 414 of the Code (an "ERISA Affiliate"), as well as each plan with respect to which the Company or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (together the "Employee Plans"), excluding former agreements under which the Company has no remaining obligations and any of the foregoing that are required to be maintained by the Company under the laws of any foreign jurisdiction. The Company has delivered to Parent a copy of: (i) the most recent annual report on Form 5500 filed with the Internal Revenue Service (the "IRS") for each Employee Plan where such report is required and (ii) the documents and instruments governing each such Employee Plan (other than those referred to in Section 4(b)(4) of ERISA). No event has occurred and, to the knowledge of the Company, there currently exists no condition or set of circumstances in connection with which the Company or any of its subsidiaries could be subject to any material liability under the terms of any Employee Plans, ERISA, the Code or any other applicable law, including, without limitation, any liability under Title IV of ERISA.

     (b) Section 2.11(b) of the Company Disclosure Schedule sets forth a true and complete list of: (i) all employment agreements; (ii) all agreements with consultants who are individuals obligating the Company to make annual cash payments in an amount exceeding $50,000; (iii) all severance agreements, programs and policies of the Company with or relating to its employees except programs and policies required to be maintained by law; and (iv) all plans, programs, agreements and other arrangements of the Company with or relating to its employees which contain change in control provisions. The Company has delivered to Parent copies (or descriptions in detail reasonably satisfactory to Parent) of all such agreements, plans, programs and other arrangements.

     (c) Except as disclosed in Section 2.11(c) of the Company Disclosure Schedule, there will be no payment, accrual of additional benefits, acceleration of payments or vesting in any benefit under any Employee Plan or any agreement or arrangement disclosed under this Section 2.11 solely by reason of entering into or in connection with the transactions contemplated by this Agreement.

     (d) No Employee Plan that is a welfare benefit plan within the meaning of
Section 3(1) of ERISA provides benefits to former employees of the Company or its ERISA Affiliates other than pursuant to Section 4980B of the Code.

     (e) There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any of its subsidiaries and any of their respective employees which controversies have or may reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its subsidiaries except as disclosed in Section 2.11(e) of the Company Disclosure Schedule nor does the Company know of any activities or proceedings of any labor union to organize any such employees. The Company has no knowledge of any strikes, slowdowns, work stoppages, lockouts or threats thereof by or with respect to any employees of the Company or any of its subsidiaries.

     2.12. Environmental Laws and Regulations.

     (a) Except as set forth in Section 2.12(a) of the Company Disclosure
Schedule: (i) each of the Company and its subsidiaries is in material compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively "Environmental Laws"), which compliance includes, but is not limited to, the possession by the Company and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (ii) none of the Company or its subsidiaries has received written notice of or, to the knowledge of the Company, is the subject of any action, cause of action, claim, investigation, demand or notice by any person or entity alleging material liability under or non-compliance with any Environmental Law (an "Environmental Claim"); and (iii) to the knowledge of the Company, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

     (b) Except as disclosed in Section 2.12(b) of the Company Disclosure Schedule, there are no Environmental Claims which could reasonably be expected to have a Material Adverse Effect on the Company that are pending or, to the knowledge of the Company, threatened against the Company or its subsidiaries or, to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law.

     2.13. Taxes.

     (a) Definitions.  For purposes of this Agreement:

     (i) the term "Tax" (including "Taxes") means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person; and

     (ii) the term "Tax Return" means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

     (b) Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, the Company and its subsidiaries have accurately prepared and timely filed all Tax Returns they are required to have filed. Such Tax Returns are accurate and correct in all material respects and do not contain a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law).

     (c) The Company and its subsidiaries have paid all Taxes (whether or not shown on any Tax Return) they are required to have paid and have accrued on the Company's most recent financial statements, all Taxes required to be accrued in accordance with GAAP.

     (d) Except as set forth in Section 2.13(d) of the Company Disclosure Schedule, no audit or material claim for assessment or collection of Taxes is presently being conducted or asserted against the Company or its subsidiaries and neither the Company nor any of its subsidiaries is a party to any pending audit, action, proceeding, or investigation by any governmental taxing authority nor does the Company have knowledge of any such threatened audit, action, proceeding or investigation.

     (e) Except as set forth in Section 2.13(e) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in connection with this Agreement or any change of control of the Company or any of its subsidiaries, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

     2.14 Intellectual Property; Software.

     (a) Except as set forth on Section 2.14 of the Company Disclosure Schedule, the Company and its subsidiaries are the sole and exclusive owners of, or possess adequate licenses or other valid rights to use, all material patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, registrations for and applications for registration of trademarks, service marks and copyrights, technology and know-how, rights in computer software and other proprietary rights and information and all technical and user manuals and documentation made or used in connection with any of the foregoing, used or held for use in connection with the business of the Company or any of its subsidiaries as currently conducted (collectively, the "Company Intellectual Property"), free and clear of all Liens except as set forth on Section 2.14 of the Company Disclosure Schedule and except minor imperfections of title and encumbrances, if any, which are not substantial in amount, do not materially detract from the value of the Company Intellectual Property subject thereto and do not impair the operations of any of the Company and its Subsidiaries.
Section 2.14 of the Company Disclosure Schedule sets forth a true and complete list of all Company Intellectual Property.

     (b) All grants, registrations and applications for Company Intellectual Property that are used in and are material to the conduct of the Company's business (i) are valid, subsisting, in proper form and enforceable, and have been duly maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions and (ii) have not lapsed, expired or been abandoned, and no grant, registration or license therefor is the subject of any legal or governmental proceeding before any registration authority in any jurisdiction.

     (c) To the knowledge of the Company, there are no conflicts with or infringements of any Company Intellectual Property by any third party. The conduct of the business of the Company and its subsidiaries as currently conducted does not conflict with or infringe in any way any proprietary right of any third party, which conflict or infringement would have a Material Adverse Effect on the Company, and there is no claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries (i) alleging any such conflict or infringement with any third party's proprietary rights, or (ii) challenging the ownership, use, validity or enforceability of the Company Intellectual Property.

     2.15. Certain Business Practices. None of the Company, any of its subsidiaries or any directors, officers, agents or employees of the Company or any of its subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity,
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or
(iii) made any other unlawful payment.

     2.16. Vote Required. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement.

     2.17. Tax Treatment; Pooling. Neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take action that would prevent the Merger from (a) constituting a reorganization qualifying under the provisions of Section 368(a) of the Code or (b) being treated for financial accounting purposes as a pooling of interests in accordance with generally accepted accounting principles and the rules, regulations and interpretations of the SEC (a "Pooling Transaction").

     2.18. Affiliates. Except for the directors and executive officers of the Company, each of whom is listed in Section 2.18 of the Company Disclosure Schedule, there are no persons who, to the knowledge of the Company, may be deemed to be affiliates of the Company under Rule 145 of the Securities Act ("Company Affiliates").

     2.19 [Intentionally Omitted.]

     2.20. Brokers. No broker, finder or investment banker (other than Morgan Keegan & Company, Inc., a true and correct copy of whose engagement agreement has been provided to Acquisition or Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

     2.21 Title to Properties.

     (a) Section 2.21(a) of the Company Disclosure Schedule lists all real property owned and leased by the Company or any of its subsidiaries. The Company and its subsidiaries have good title to all of the tangible properties and tangible assets, real and personal, owned by the Company or its subsidiaries, as the case may be, free and clear of all Liens except for (i) Liens listed on Section 2.21(a) of the Company Disclosure Schedule, (ii) Liens for taxes not yet due and payable, and (iii) such other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby.

     (b) The leases for the real property described on Section 2.21(a) of the Company Disclosure Schedule are in full force and effect and the Company holds a valid and existing leasehold interest under each of the leases. The Company has delivered to Parent complete and accurate copies of each of the leases described on Section 2.21(a) of the Company Disclosure Schedule.

     2.22 Affiliate Transactions. Except as set forth in Section 2.22 of the Company Disclosure Schedule or as disclosed in the Company SEC Reports, there are no, and since January 1, 1997, there have not been any, material contracts or other transactions between the Company or any of its subsidiaries on the one hand, and any (a) officer or director of the Company or any of its subsidiaries, (b) record or beneficial owner of five percent or more of the voting securities of the Company or (c) Affiliate of any such officer, director or record or beneficial owner, on the other hand.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
                           OF PARENT AND ACQUISITION

     Parent and Acquisition hereby represent and warrant to the Company as follows:

     3.01. Organization and Qualification; Subsidiaries.

     (a) Section 3.01 of the Disclosure Schedule delivered by Parent and Acquisition to the Company (the "Parent Disclosure Schedule") identifies each subsidiary of the Parent as of the date hereof and its respective jurisdiction of incorporation or organization, as the case may be. Except as set forth in
Section 3.01 of the Parent Disclosure Schedule, Parent does not have any interest in any corporation, partnership, limited liability company, business, trust or other business entity. Each of Parent and its subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction or incorporation or organization, and each has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Parent has heretofore delivered to the Company accurate and complete copies of the Certificate of Incorporation, By-Laws or other applicable charter document as currently in effect of Parent and its subsidiaries.

     (b) Each of Parent and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent. When used in connection with Parent or Acquisition the term "Material Adverse Effect on Parent" means any change or effect that is: (i) materially adverse to the business, results of operations, condition (financial or otherwise) or prospects of Parent and its subsidiaries, taken as a whole, or (ii) that may adversely affect the ability of Parent, Acquisition or the Company to consummate the transactions contemplated by this Agreement in accordance with its terms.

     3.02. Capitalization of Parent and its Subsidiaries.

     (a) The authorized capital stock of Parent consists of 20,000,000 shares of Parent Common Stock, of which, as of the date of this Agreement, 13,242,382 shares of Parent Common Stock were issued and outstanding. All of the outstanding shares of Parent Common Stock have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, 486,785 shares of Parent Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options. Except as disclosed in Section 3.02 of the Parent Disclosure Schedule, between October 31, 1997 and the date hereof, no shares of Parent's capital stock have been issued other than pursuant to stock options already in existence on such date and except for grants of stock options to employees officers and directors in the ordinary course of business consistent with past practice, and between October 31, 1997 and the date hereof, no further stock options have been granted. Except as set forth above and as of the Effective Time, there are outstanding: (i) no shares of capital stock or other voting securities of Parent, (ii) no securities of Parent or its subsidiaries convertible into or exchangeable for shares of capital stock, or voting securities of Parent, (iii) no options, warrants, subscriptions, calls, rights or other agreements to acquire from

Parent or its subsidiaries and no obligations of Parent or its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent and (iv) no equity equivalent interests or rights to acquire equity equivalent interests in the ownership or earnings of Parent or its subsidiaries or other similar rights (collectively "Parent Securities"). As of the date hereof, there are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except as set forth in
Section 3.02(a) of Parent Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting of any shares of capital stock of Parent or other Parent Securities, and to the knowledge of the Parent, no such agreements have been entered into by the stockholders of the Parent.

     (b) All of the outstanding capital stock of Parent's subsidiaries is owned by Parent, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of law). There are no securities of Parent or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from Parent or its subsidiaries and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for, the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in or any other securities of any subsidiary of Parent. There are no outstanding contractual obligations of Parent or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in Parent or in any subsidiary of Parent.

     (c) The Parent Common Stock constitutes the only class of equity securities of Parent or its subsidiaries registered or required to be registered under the Exchange Act.

     3.03. Authority Relative to this Agreement.

     (a) Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole stockholder of Acquisition and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby except the approval and adoption by the stockholders of Parent of: (i) this

Agreement, (ii) an amendment to the Parent's Certificate of Incorporation increasing the authorized shares of Parent Common Stock from 20,000,000 shares to 28,000,000 shares (the "Parent Amendment to Certificate") and (iii) an amendment to Parent's Stock Incentive Plan increasing the number of shares of Parent Common Stock that may be issued under such plan from 311,852 shares to 600,000 shares (the "Parent Amendment to Incentive Plan"). This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes a valid, legal and binding agreement of each of Parent and Acquisition enforceable against each of Parent and Acquisition in accordance with its terms.

     (b) The Parent Board of Directors (at a meeting duly called and held or by duly executed written consents in lieu of a meeting) has unanimously (i) approved this Agreement and the Stockholder Agreements (ii) determined that the transactions contemplated hereby and thereby are in the best interests of the holders of shares of Parent Common Stock and (iii) resolved to recommend that the stockholders of Parent approve and adopt the Merger and this Agreement. The resolutions of the Company Board taking the actions described in the preceding sentence have not been rescinded, withdrawn, amended or otherwise modified, remain in full force and effect, and constitute the only action of the Company Board with respect to the Merger or the other transactions contemplated by this Agreement.

     3.04. SEC Reports; Financial Statements.

     (a) Except as set forth in Section 3.04(a) of Parent Disclosure Schedule since the June 11, 1997 effective date of the Parent's registration statement on Form S-1 (the "Parent Registration Statement"), Parent has timely filed all required forms, reports and documents (together with the Parent Registration Statement, the "Parent SEC Reports") with the SEC, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. None of such Parent SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained when filed or as of the date hereof any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. The consolidated financial statements of Parent included in the Parent SEC Reports fairly present in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended, except that in the case of the unaudited consolidated financial statements included in any Form 10-Q, the presentation and disclosures conform with the applicable rules of the Exchange Act and include all adjustments necessary to conform to GAAP requirements with respect to interim financial statements.

     (b) Parent has heretofore delivered to the Company or promptly will deliver to the Company a complete and correct copy of all Parent SEC Reports and any amendments or modifications which are required to be filed with the SEC but have not yet been filed with the SEC to Parent SEC Reports or to agreements documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Exchange Act.

     3.05. Information Supplied. None of the information supplied or to be supplied by Parent or Acquisition for inclusion or incorporation by reference to the S-4 or the Proxy Statement will, in the case of the S-4, at the time the S-4 is filed with the SEC, at the time it becomes effective under the Securities Act, at the time of the filing of any post-effective amendments thereto and at the Effective Time, and, in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the respective times of the meetings of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder; provided, however, that Parent makes no representation or warranty concerning information supplied or to be supplied by the Company for inclusion or incorporation by reference to the S-4.

     3.06. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents, and approvals as may be required under the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act or the By-Laws of the NASD and the filing and recordation of the Merger Certificate as required by the NCBC, no filing with or notice to, and no permit authorization consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have a Material Adverse Effect on Parent. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will: (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation or bylaws (or similar governing documents) of Parent or Acquisition or any of Parent's other subsidiaries, (ii) except as disclosed in Section 3.06 of the Parent Disclosure Schedule, result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent's other subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) except as set forth in Section 3.06 of the Parent Disclosure Schedule, violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent's other subsidiaries or any of their respective properties or assets except, in the case of (ii) or
(iii), for violations, breaches or defaults which, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

     3.07. Contracts; No Defaults.

     (a) Section 3.07 of the Parent Disclosure Schedule sets forth a true and complete list of each note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation which is material to the Company and its subsidiaries taken as a whole (each "a Parent Contract"). Each Parent Contract is a legal, valid and binding obligation of Parent or its subsidiary, as the case may be and is in full force and effect.

     (b) Except as set forth in Section 3.07(b) of the Parent Disclosure Schedule, none of Parent or any of its subsidiaries is in breach, default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of: (i) its Certificate of Incorporation or bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or any of its subsidiaries or any of their respective properties or assets except, in the case of (ii) or (iii), for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

     (c) To the knowledge of Parent, no other party to any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound is in breach, default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any such note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation, except for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

     3.08. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by Parent in the Parent SEC Reports or as set forth in Section 3.08 of the Parent Disclosure Schedule, none of Parent or its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Parent and its consolidated subsidiaries (including the notes thereto), other than liabilities incurred in the ordinary course of business since September 30, 1997, none of which, individually or in the aggregate, would have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in the Parent SEC Reports or as set forth in Section 3.08 of the Parent Disclosure Schedule, since September 30, 1997;

     (a) there have been no events changes or effects with respect to Parent or its subsidiaries having or which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

     (b) neither Parent nor any of its subsidiaries has conducted its business and operations other than in the ordinary course and consistent with past practices or taken any actions that would have violated or been inconsistent with the provisions of Section 4.01 if it had been in effect;

     (c) no party (including Parent or any of its subsidiaries) has accelerated, terminated, modified or canceled (prior to the expiration of its term) any material agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) to which Parent or any of its subsidiaries is a party or by which any of its assets are bound; and

     (d) neither Parent nor any of its subsidiaries has entered into any commitment or other agreement to do any of the foregoing.

     3.09. Litigation. Except as set forth in Section 3.09 of the Parent Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent threatened, against Parent or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. Except as set forth in Section 3.09 of the Parent Disclosure Schedule, none of Parent or its subsidiaries is subject to any outstanding order, writ, injunction or decree which could reasonably be expected to have a Material Adverse Effect on Parent or could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

     3.10. Compliance With Applicable Law. Except as set forth in Section 3.10 of the Parent Disclosure Schedule, Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all governmental entities necessary for the lawful conduct of their respective businesses (the "Parent Permits") except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not have a Material Adverse Effect on Parent. Except as set forth in Section 3.10 of the Parent Disclosure Schedule, Parent and its subsidiaries are in compliance with the terms of the Parent Permits except where the failure so to comply would not have a Material Adverse Effect on Parent. Except as set forth in Section 3.10 of the Parent Disclosure Schedule, the businesses of Parent and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of the United States or any foreign country or any political subdivision thereof or of any Governmental Entity, except: (i) that no representation or warranty is made in this Section 3.10 with respect to Environmental Laws and (ii) for violations or possible violations of any United States or foreign laws, ordinances or regulations which do not, and insofar as reasonably can be foreseen in the future, will not result in any charges, assessments, levies, fines or other liabilities being imposed upon or incurred by the Company that will equal $250,000 for any single violation or $2 million in the aggregate. Except as set forth in Section 3.10 of the Parent Disclosure Schedule, no investigation or review by any Governmental Entity with respect to Parent or its subsidiaries is pending or, to the knowledge of Parent, threatened nor, to the knowledge of Parent, has any Governmental Entity indicated an intention to conduct the same, other than in each case those which Parent reasonably believes will not have a Material Adverse Effect on Parent.

     3.11. Employee Benefit Plans; Labor Matters.

     (a) With respect to each employee benefit plan, program, arrangement and contract (including, without limzitation, any "employee benefit plan," as defined in Section 3(3) of ERISA) maintained or contributed to by Parent or any of its subsidiaries or with respect to which Parent or any of its subsidiaries could incur liability under Section 4069, 4212(c) or 4204 of ERISA (the "Parent Benefit Plans") no event has occurred and, to the knowledge of Parent, there currently exists no condition or set of circumstances in connection with which

Parent or any of its subsidiaries could be subject to any material liability under the terms of the Parent Benefit Plans, ERISA, the Code or any other applicable law. There is no pending or threatened labor dispute, strike or work stoppage against Parent or any of its subsidiaries which may reasonably be expected to have a Material Adverse Effect on Parent.

     (b) Section 3.11(b) of the Parent Disclosure Schedule sets forth a true and correct list of: (i) all employment agreements; (ii) all agreements with consultants who are individuals obligating Parent to make annual cash payments in an amount exceeding $50,000; (iii) all severance agreements, programs and policies of Parent with or relating to its employees except programs and policies required to be maintained by law; and (iv) all plans, programs, agreements and other arrangements of Parent with or relating to its employees which contain change in control provisions. Parent has delivered to the Company copies (or descriptions in detail reasonably satisfactory to the Company) of all such agreements, plans, programs and other arrangements.

     (c) Except as disclosed in Section 3.11(c) of the Parent Disclosure Schedule, there will be no payment, accrual of additional benefits, acceleration of payments or vesting in any benefit under any Employee Plan or any agreement or arrangement disclosed under this Section 3.11 solely by reason of entering into or in connection with the transactions contemplated by this Agreement.

     (d) There are no controversies pending or, to the knowledge of Parent, threatened between Parent or any of its subsidiaries and any of their respective employees which controversies have or may reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent or its subsidiaries except as disclosed in Section 3.11(d) of the Parent Disclosure Schedule nor does Parent know of any activities or proceedings of any labor union to organize any such employees. Parent has no knowledge of any strikes, slowdowns, work stoppages, lockouts or threats thereof by or with respect to any employees of Parent or any of its subsidiaries.

     3.12. Environmental Laws and Regulations.

     (a) Except as set forth in Section 3.12(a) of the Parent Disclosure Schedule, (i) each of Parent and its subsidiaries is in material compliance with all Environmental Laws which compliance includes, but is not limited to, the possession by Parent and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (ii) none of Parent or its subsidiaries has received written notice of or, to the knowledge of Parent, is the subject of any material Environmental Claim; and (iii) to the knowledge of Parent, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

     (b) Except as publicly disclosed set forth in Section 3.12(b) of the Parent Disclosure Schedule, there are no Environmental Claims which could reasonably be expected to have a Material Adverse Effect on Parent that are pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or, to the knowledge of Parent, against any person or entity whose liability for any Environmental Claim Parent or its subsidiaries has or may have retained or assumed either contractually or by operation of law.

     3.13. Tax Matters.

     (a) Except as set forth in Section 3.13(a) of the Parent Disclosure Schedule, Parent and its subsidiaries have accurately prepared and timely filed all Tax Returns they are required to have filed. Such Tax Returns are accurate and correct in all material respects and do not contain a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law).

     (b) Parent and its subsidiaries have paid all Taxes (whether or not shown on any Tax Return) they are required to have paid and have accrued on Parent's most recent financial statements all Taxes required to be accrued in accordance with GAAP.

     (c) Except as set forth in Section 3.13(c) of the Parent Disclosure Schedule, no audit or material claim for assessment or collection of Taxes is presently being conducted or asserted against Parent or its subsidiaries and neither Parent nor any of its subsidiaries is a party to any pending audit action, proceeding, or investigation by any governmental taxing authority nor does Parent have knowledge of any such threatened audit action, proceeding or investigation.

     3.14. Intellectual Property; Software.

     (a) Except as set forth on Section 3.14 of the Parent Disclosure Schedule, the Parent and its subsidiaries are the sole and exclusive owners of, or possess adequate licenses or other valid rights to use, all material patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, registrations for and applications for registration of trademarks, service marks and copyrights, technology and know-how, rights in computer software and other proprietary rights and information and all technical and user manuals and documentation made or used in connection with any of the foregoing, used or held for use in connection with the businesses of the Parent or any of its subsidiaries as currently conducted (collectively, the "Parent Intellectual Property"), free and clear of all Liens except as set forth on Section 3.14 of the Parent Disclosure Schedule and except minor imperfections of title and encumbrances, if any, which are not substantial in amount, do not materially detract from the value of the Parent Intellectual Property subject thereto and do not impair the operations of any of the Parent and its subsidiaries.
Section 3.14 of the Parent Disclosure Schedule sets forth a true and complete list of all Parent Intellectual Property.

     (b) All grants, registrations and applications for Parent Intellectual Property that are used in and are material to the conduct of the Parent's business (i) are valid, subsisting, in proper form and enforceable, and have been duly maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions and (ii) have not lapsed, expired or been abandoned, and no grant, registration or license therefor is the subject of any legal or governmental proceeding before any registration authority in any jurisdiction.

     (c) To the knowledge of the Parent, there are no conflicts with or infringements of any Parent Intellectual Property by any third party. The conduct of the businesses of the Parent and its Subsidiaries as currently conducted does not conflict with or infringe in any way any proprietary right of any third party, which conflict or infringement would have a Material Adverse Effect on Parent, and there is no claim, suit, action or proceeding pending or, to the knowledge of the Parent, threatened against the Parent or any of its subsidiaries (i) alleging any such conflict or infringement with any third party's proprietary rights, or (ii) challenging the ownership, use, validity or enforceability of the Parent Intellectual Property.

     3.15. Certain Business Practices. None of the Parent, any of its subsidiaries or any directors, officers, agents or employees of Parent or any of its subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or
(iii) made any other unlawful payment.

     3.16. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent's capital stock necessary to approve and adopt this Agreement, the Merger, the Parent Amendment to Certificate and the Parent Amendment to Incentive Plan.

     3.17. Tax Treatment; Pooling. Neither Parent, Acquisition nor, to the knowledge of Parent, any of its affiliates has taken, proposes to take, or has agreed to take any action that would prevent the Merger: (a) from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code or (b) from being treated as a Pooling Transaction for financial accounting purposes.

     3.18. [Intentionally Omitted.]

     3.19. Brokers.  No broker, finder or investment banker (other than Robert
W. Baird & Co. Incorporated) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition.

     3.20. No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Acquisition has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

     3.21 Title to Properties.

     (a) Section 3.21(a) of the Parent Disclosure Schedule lists all real property owned and leased by Parent or any of its subsidiaries. Parent and its subsidiaries have good title to all of the tangible properties and tangible assets, real and personal, owned by Parent or its subsidiaries, as the case may be, free and clear of all Liens except for (i) Liens listed on Section 3.21(a) of the Parent Disclosure Schedule, (ii) Liens for taxes not yet due and payable, and (iii) such other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby.

     (b) The leases for the real property described on Section 3.21(a) of the Parent Disclosure Schedule are in full force and effect and Parent holds a valid and existing leasehold interest under each of the leases.

Parent has delivered to the Company complete and accurate copies of each of the leases described on Section 3.21(a) of the Parent Disclosure Schedule.

     3.22 Affiliate Transactions. Except as set forth in Section 3.22 of the Parent Disclosure Schedule or as disclosed in the Parent SEC Reports, there are no, and since January 1, 1997, there have not been any, material contracts or other transactions between Parent or any of its subsidiaries on the one hand, and any (a) officer or director of Parent or any of its subsidiaries, (b) record or beneficial owner of five percent or more of the voting securities of Parent or (c) Affiliate of any such officer, director or record or beneficial owner, on the other hand.

                                   ARTICLE IV
                                   COVENANTS

     4.01. Conduct of Business of Parent and the Company.

     (a) Except as contemplated by this Agreement or as described in Section
4.01 of the Parent Disclosure Schedule or Section 4.01 of the Company Disclosure Schedule, as the case may be, during the period from the date hereof to the Effective Time, Parent and the Company will, and will cause each of their subsidiaries to, conduct their operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Section 4.01 of the Parent Disclosure Schedule or Section 4.01 of the Company Disclosure Schedule, as the case may be, prior to the Effective Time none of Parent, the Company nor any of their subsidiaries will, without the prior written consent of the other party:

     (i) amend its Certificate of Incorporation or bylaws (or other similar governing instrument);

     (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities (except bank loans) or equity equivalents (including, without limitation, any stock options or stock appreciation rights) except for the issuance and sale of securities pursuant to previously granted options, warrants or other rights;

     (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof), make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of their subsidiaries;

     (iv) except as may be required as a result of a change in law or in GAAP, change any of the accounting principles or practices used by it;

     (v) revalue in any material respect any of its assets including without limitation writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

     (vi) settle or compromise any pending or threatened suit, action or claim which (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which could have a Material Adverse Effect on Parent or the Company;

     (vii) take any action which would jeopardize (A) the treatment of Parent's acquisition of the Company as a pooling of interests for accounting purposes; or (B) qualification of the Merger as a reorganization within the meaning of
Section 368(a) of the Code; or

     (viii) enter into any commitment or other agreement to do any of the foregoing.

     (b) Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Section 4.01 of the Company Disclosure Schedule, prior to the Effective Time neither the Company nor any of its subsidiaries will, without the prior written consent of Parent:

     (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

     (ii) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of ownership of any subsidiary;

     (iii) (A) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and except for obligations of subsidiaries incurred in the ordinary course of business; (C) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries or customary loans or advances to employees, in each case in the ordinary course of business consistent with past practice); (D) pledge or otherwise encumber shares of its capital stock or shares of its subsidiaries' capital stock; or (E) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon (other than Tax Liens for Taxes not yet due);

     (iv) except as may be required by law, enter into adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof; provided, however, that this paragraph (iv) shall not prevent the Company or its subsidiaries from (A) entering into employment agreements or severance agreements with new employees in the ordinary course of business and consistent with past practice or (B) increasing annual compensation and/or providing for or amending bonus arrangements for employees for calendar 1997 in the ordinary course of year-end compensation reviews consistent with past practice (to the extent that such compensation increases and new or amended bonus arrangements do not result in a material increase in benefits or compensation expense to the Company);

     (v) acquire, sell, lease or dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of $500,000 in the aggregate (other than in the ordinary course of business consistent with past practices);

     (vi) (A) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (B) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to the Company and its subsidiaries taken as a whole; or (C) authorize any new capital expenditure or expenditures which individually is in excess of $200,000 or in the aggregate are in excess of $1,000,000; provided that none of the foregoing shall limit any capital expenditure required pursuant to existing customer contracts;

     (vii) make any tax election or settle or compromise any income tax liability material to the Company and its subsidiaries taken as a whole; or

     (viii) enter into any commitment or other agreement to do any of the foregoing.

     4.02. Preparation of S-4 and the Proxy Statement. The Company and Parent shall promptly prepare and file with the SEC the Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4 in which the Proxy Statement will be included. Each of Parent and the Company shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of Shares as may be reasonably requested in connection with any such action. Each of the Company and Parent agree that the information supplied or to be supplied by it for inclusion or incorporation by reference in the S-4 will not, at the time it is filed with the SEC and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or on it to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     4.03. Other Potential Acquirers of the Company.

     (a) The Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (as defined below). Neither the Company or any of its affiliates nor any of its or their respective officers, directors, employees representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any person or group (other than Parent and Acquisition or any designees of Parent and Acquisition) concerning any Third Party Acquisition; provided, however, that nothing in this Section 4.03(a) shall prevent the Company Board from taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any unsolicited tender offer. The Company shall promptly notify Parent in the event it receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and shall advise Parent from time to time of the status and any material developments concerning the same.

     (b) Except as set forth in this Section 4.03(b), the Company Board shall not withdraw or modify in a manner adverse to Parent its recommendation of the transactions contemplated hereby or approve or recommend, or cause the Company to enter into any agreement with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith reasonable judgment, after consultation with and based upon the written opinion of legal counsel that it is required to do so in order to comply with its fiduciary duties, the Company Board may withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal, but in each case only: (i) after providing reasonable written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, (ii) after the Company has received from the person making such Superior Proposal (and delivers to Parent) an executed confidentiality agreement in reasonably customary form, and (iii) if Parent does not, within five business days of Parent's receipt of the Notice of Superior Proposal, make an offer which the Company Board by a majority vote determines in its good faith reasonable judgment (based on the written advice of a financial adviser of nationally recognized reputation, which may also be the Company Financial Advisor) to be as favorable to the Company's stockholders as such Superior Proposal; provided, however, that the Company shall not be entitled to enter into any agreement with respect to a Superior Proposal unless and until this Agreement is terminated by its terms pursuant to Section 6.01.

     (c) For the purposes of this Agreement, when used with respect to the Company "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in

Section 13(d)(3) of the Exchange Act) other than Parent, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 20% of the total assets of the Company and its subsidiaries taken as a whole; (iii) the acquisition by a Third Party of 20% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than 20% of the outstanding Shares; or (vi) the acquisition by the Company or any subsidiary by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal or greater than 20% of the annual revenues, net income or assets of the Company. For purposes of this Agreement, when used with respect to the Company a "Superior Proposal" means any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Company Board by a majority vote determines in its reasonable good faith judgment (based on the written advice of a financial adviser of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger.

     4.04. Comfort Letters.

     (a) Parent shall use all reasonable efforts to cause Arthur Andersen LLP to deliver a letter dated not more than five days prior to the date on which the S-4 shall become effective and addressed to the Company and Parent and their respective Boards of Directors in form and substance reasonably satisfactory to the Company and customary in scope and substance for agreed-upon procedures letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the S-4 and the Proxy Statement.

     (b) The Company shall use all reasonable efforts to cause Coopers & Lybrand L.L.P. to deliver a letter dated not more than five days prior to the date on which the S-4 shall become effective and addressed to Parent and the Company and their respective Boards of Directors in form and substance reasonably satisfactory to Parent and customary in scope and substance for agreed upon procedures letters delivered by independent accountants in connection with registration statements and proxy statements similar to the S-4 and the Proxy Statement.

     4.05. Meetings of Stockholders.

     (a) The Company shall take all action necessary in accordance with the NCBC and its Certificate of Incorporation and bylaws to duly call, give notice of, convene and hold the Company Stockholders Meeting as soon as practicable after the S-4 has been declared effective under the Securities Act to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby. The stockholder votes required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the NCBC and the Company's Certificate of Incorporation and bylaws. The Company will, through its Board of Directors, recommend to its stockholders approval of such matters subject to the provisions of Section 4.03(b).

     (b) The Parent shall take all action necessary in accordance with the Delaware General Corporation Law (the "DGCL") and its Certificate of Incorporation and bylaws to duly call, give notice of, convene and hold the Parent Stockholders Meeting as soon as practicable after the S-4 has been declared effective under the Securities Act to consider and vote upon the adoption and approval of this Agreement, the transactions contemplated hereby, the Parent Amendment to Certificate and the Parent Amendment to Incentive Plan. The stockholder votes required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the DGCL, the Parent's Certificate of Incorporation and bylaws and applicable rules and regulations of The Nasdaq Stock Market, Inc.

     4.06. Nasdaq Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

     4.07. Access to Information.

     (a) Between the date hereof and the Effective Time, the Company will give Parent and its authorized representatives and Parent will give the Company and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of itself and its subsidiaries; will permit the other party to make such inspections as such party may reasonably require; will furnish promptly to the other a complete and correct copy of each report, schedule and other document filed or received by it pursuant to the requirements of the federal securities laws, and will cause its officers and those of its subsidiaries to furnish the other party with such financial and operating data and other information with respect to the business and properties of itself and its subsidiaries as the other party may from time to time reasonably request.

     (b) Between the date hereof and the Effective Time, the Company shall furnish to Parent and Parent will furnish to the Company within 25 business days after the end of each calendar month (commencing with November 1997) an unaudited balance sheet of the party furnishing such information as of the end of the such month and the related statements of earnings, stockholders' equity and, within 25 business days after the end of each calendar quarter, cash flows for the quarter then ended, each prepared in accordance with generally accepted accounting principles in conformity with the practices consistently applied by such party with respect to its monthly financial statements. All the foregoing shall be in accordance with the books and records of the party furnishing such information and shall fairly present its financial position (taking into account the differences between the monthly and quarterly statements prepared by such party in conformity with its past practices) as of the last day of the period then ended.

     (c) Parent and Acquisition will hold and will cause its consultants and advisers to hold in confidence all documents and information furnished to it by or on behalf of the Company in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent dated October 31, 1997 (the "Confidentiality Agreement"). The Company will hold and will cause its consultants and advisers to hold in confidence all documents and information furnished to it by or on behalf of Parent or Acquisition in connection with the transactions contemplated by this Agreement pursuant to the terms of the Confidentiality Agreement.

     4.08. Additional Agreements; Reasonable Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) cooperating in the preparation and filing of the Proxy Statement and the S-4, any filings that may be required under the HSR Act and any amendments to any thereof; (ii) obtaining consents of all third parties and Governmental Entities necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement; (iii) contesting any legal proceeding relating to the Merger; and (iv) executing any additional instruments necessary to consummate the transactions contemplated hereby. If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

     4.09. Public Announcements. Parent, Acquisition and the Company, as the case may be, will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law or by obligations, pursuant to any listing agreement with The Nasdaq Stock Market, Inc., or as determined by Parent, Acquisition or the Company, as the case may be.

     4.10. Indemnification. For a period of four years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless (and shall also advance expenses as incurred to the fullest extent permitted under applicable law to) each person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of the Company's subsidiaries (the "Indemnified Persons") to the fullest extent that the Company would have been permitted under its Certificate of Incorporation and By-Laws as in effect as of the date hereof. Each Indemnified Person is intended to be a third party beneficiary of this Section
4.10 and may specifically enforce its terms. This Section 4.10 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company's Certificate of Incorporation or bylaws as presently in effect.

     4.11. Notification of Certain Matters. The Company shall give prompt notice to Parent and Acquisition, and Parent and Acquisition shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of the Company, Parent or Acquisition, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.11 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     4.12. Affiliates; Pooling; Tax-Free Reorganization.

     (a) The Company shall use all reasonable efforts to obtain from any Company Affiliate who has not previously executed such letter agreement, and from any person who may be deemed to have become a Company Affiliate after the date of this Agreement and on or prior to the Effective Time, a letter agreement substantially in the form of Exhibit C hereto as soon as practicable.

     (b) Each party hereto shall use all reasonable efforts to cause the Merger to be treated for financial accounting purposes as a Pooling Transaction and shall not take and shall use all reasonable efforts to prevent any affiliate of such party from taking any actions which could prevent the Merger from being treated for financial accounting purposes as a Pooling Transaction. The Company shall not make any payments to extend, delay or otherwise prevent the exercise of the Indosuez Warrants, or take any other action to modify or amend the Indosuez Warrants, without Parents's prior written consent. At or prior to the Effective Time, the Company will obtain from each of its directors, officers and affiliates a letter agreement in substantially the form of Exhibit B hereto. At or prior to the Effective Time, Parent will obtain from each of its directors, officers and affiliates a letter agreement in substantially the form of Exhibit D hereto.

     (c) The Company, on the one hand, and Parent and Acquisition, on the other hand, shall execute and deliver to legal counsel to the Company and Parent certificates in form and substance reasonably satisfactory to the Company and Parent (the "Tax Certificates"), at such time or times as reasonably requested by such legal counsel in connection with its delivery of an opinion with respect to the transactions contemplated hereby and the Company and Parent shall each provide a copy thereof to the other parties hereto. Prior to the Effective Time, none of the Company, Parent or Acquisition shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the representations in the Tax Certificates.

     4.13 Parent Board. The Company and Parent shall use reasonable efforts to cause the Board of Directors of Parent (the "Parent Board") immediately after the Effective Time to include Randy C. Baker, Randy E. Duncan and Victor H. Shaffer (the "Company Designees"). Any Company Designee who is an employee of the Company or any of its subsidiaries shall agree to resign from the Parent Board immediately upon ceasing to be employed by Parent, the Company or any of their respective subsidiaries at any time after the Effective Time, and in the event that any Company Designee resigns at any time prior to the first anniversary of the Closing Date, the replacement to fill the vacancy created by such resignation shall be designated by the majority of the remaining Company Designees.

                                   ARTICLE V
                    CONDITIONS TO CONSUMMATION OF THE MERGER

     5.01. Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) This Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company;


     (b) This Agreement, the Parent Amendment to Certificate and the Parent Amendment to Incentive Plan shall have been approved and adopted by the requisite vote of the stockholders of Parent;


     (c) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger;

     (d) Any waiting period applicable to the Merger under the HSR Act shall have terminated or expired and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated hereby shall have been either filed or received;

     (e) The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and Parent shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Parent Common Stock in exchange for Shares in the Merger; and

     (f) The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

     5.02. Additional Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

     (a) Each of the representations of Parent and Acquisition contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date) and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect;

     (b) Each of the covenants and obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect;

     (c) The Company shall have received the opinion of tax counsel to the Company to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of Parent, Acquisition and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss for Federal income tax purposes will be recognized by a stockholder of the Company as a result of the Merger with respect to Shares converted solely into the Merger Consideration, and such opinion shall not have been withdrawn or modified in any material respect;

     (d) The Company shall have received the opinion of legal counsel to Parent as to the matters set forth in Exhibit E;

     (e) Parent shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of the Company, individually or in the aggregate, have a Material Adverse Effect on Parent;

     (f) There shall have been no events, changes or effects with respect to Parent or its subsidiaries having or which could reasonably be expected to have a Material Adverse Effect on Parent; and

     (g) The Company shall have received a written opinion of Morgan Keegan & Company, Inc., dated prior to the date of the distribution of the Proxy Statement to the stockholders of the Company, to the effect that as of such date the Merger Consideration is fair to the holders of Shares from a financial point of view.

     5.03. Additional Conditions to the Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

     (a) Each of the representations of the Company contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date) and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect;

     (b) Each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect;

     (c) Parent shall have received from each Company Affiliate referred to in
Section 2.18 an executed copy of the letter attached hereto as Exhibit C;

     (d) The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance;

     (e) Parent shall have received the opinion of tax counsel to Parent to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Parent, Acquisition and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn or modified in any material respect;

     (f) Parent shall have received the opinion of legal counsel to the Company as to the matters set forth in Exhibit F;

     (g) SEC shall not have objected to the disclosure of the accounting treatment of the Merger as a Pooling Transaction in the S-4 at the time the S-4 is declared effective and at the Effective Time;

     (h) The Company shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of the Company or any subsidiary of the Company under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except for those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Parent, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation;

     (i) Persons holding not more than 5% of the issued and outstanding Shares as of the Effective Time shall have exercised dissenters rights in accordance with the requirements and procedures set forth in the NCBC;

     (j) There shall have been no events, changes or effects with respect to the Company or its subsidiaries having or which could reasonably be expected to have a Material Adverse Effect on the Company;

     (k) The Company shall have obtained all amendments and consents required pursuant to Section 1.11(e) and Schedule 1.11, including, without limitation, the agreement of each holder of any of Company Stock Options granted after August 31, 1997 to cancel such Company Stock Options in accordance with
Schedule 1.11 upon the Effective Time;

     (l) Parent shall have received duly executed and delivered employment and noncompetition agreements, in form and substance reasonably satisfactory to Parent, from each of Randy C. Baker, Victor H. Shaffer,
Randy E. Duncan, David W. Dupree, Robert J. Bove and Harold E. Green;



     (m) Parent shall have received a written opinion of Robert W. Baird & Co. Incorporated, dated prior to the date of the distribution of the Proxy Statement to the stockholders of Parent, to the effect that as of such date the Merger Consideration contemplated by the Merger is fair to the holders of shares of Parent Common Stock from a financial point of view;

     (n) Each holder of registration rights with respect to securities of the Company (other than (i) the registration rights of Schneider Securities, Inc. in connection with warrants to purchase 90,000 Shares and 90,000 warrants exercisable to purchase 45,000 Shares issued in April 1997 in connection with the Company's initial public offering, and (ii) the registration rights in connection with the Indosuez Warrants pursuant to the Registration Rights Agreement, dated as of December 31, 1997, between the Company and the holders listed therein), shall have agreed to terminate such rights effective upon the Effective Time;


     (o) The Company shall have entered into a severance agreement, in form and substance reasonably satisfactory to Parent, with Howard L. Correll providing for no severance benefits to Mr. Correll other than the right to purchase his company-owned automobile and the reimbursement of reasonable business expenses incurred by him through March 15, 1998.


     (p) Parent shall have received for inclusion in the Proxy Statement all information (the "Proxy Information") with respect to the Company and its subsidiaries required for the preparation and filing of the Proxy Statement and the S-4 in accordance with the applicable rules and regulations of the SEC, including, without limitation, all financial statements and financial information, audited where required, of the Company and its subsidiaries, and all audit reports and consents of independent public accountants with respect to such financial statements, and the financial condition, results of operations and other matters disclosed with respect to the Company and its subsidiaries in the Proxy Information shall be reasonably satisfactory in form and substance to Parent, provided, however, that any such Proxy Information shall be deemed to be reasonably satisfactory to Parent unless Parent delivers written notice to the Company within five business days after the date of receipt of such Proxy Information by Parent stating which Proxy Information is not reasonably satisfactory to Parent;

     (q) The Company's certified public accountants shall have concurred with the amortization of all goodwill reflected on the consolidated financial statements of the Company and its subsidiaries over a period of not less than 25 years, and such amortization period shall be reflected in all filings made by the Company with the SEC prior to the Effective Time, including, without limitation, in the Proxy Statement and the S-4, and the SEC shall not have objected to the disclosure of the foregoing amortization period in the S-4 at the time the S-4 is declared effective and at the Effective Time;

     (r) All employment or consulting agreements between the Company or any of its subsidiaries and W. Conrad Powell or Terry J. Powell, including, without limitation, the Executive Employment Agreement, effective January 1, 1997, between the Company and W. Conrad Powell and the Consulting Agreement, effective January 1, 1997, between the Company and Terry J. Powell, shall have been terminated at or prior to the Effective Time without any payment of additional compensation other than amounts earned through the date of termination;


     (s) No transaction involving the Company and Sales Solutions, Inc. or any of its affiliates shall have been completed except with the prior written consent of Parent; and




     (t) Parent shall have received a true and correct list, reasonably satisfactory to Parent, of each Company Contract.


                                   ARTICLE VI
                         TERMINATION; AMENDMENT; WAIVER

     6.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the Company's stockholders or Parent's stockholders:

     (a) by mutual written consent of Parent, Acquisition and the Company;

     (b) by either Parent or the Company, if the Merger has not been consummated by July 31, 1998, unless the failure to so consummate the Merger by such date shall have been caused by the action or failure to act of the party seeking to terminate this Agreement, which action or failure to act constitutes a breach of this Agreement;


     (c) by either Parent or the Company, if any permanent injunction or action by any court of competent jurisdiction or other governmental entity of competent jurisdiction preventing or prohibiting the Merger shall have become final and nonappealable, provided, however, that the party seeking to terminate this Agreement pursuant to this Section 6.01(c) shall have used all reasonable efforts to remove such injunction or overturn such action;

     (d) by Parent if:

     (i) there has been a material breach of any representation or warranty of the Company set forth in this Agreement, and the Company has not cured such breach within 20 business days after written notice of such breach is given by Parent to the Company;

     (ii) there shall have been a material breach by the Company of any of its covenants or agreements set forth in this Agreement, and the Company has not cured such breach within 20 business days after written notice of such breach is given by Parent to the Company;

     (iii) the Company Board (x) withdraws or modifies in a manner adverse to Parent or Acquisition its recommendation or approval with respect to this Agreement or the Merger, (y) makes any recommendation with respect to a Third Party Acquisition (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Third Party Acquisition, or (z) takes any action prohibited by Section 4.03;

     (iv) any Third Party Acquisition occurs or the Company or any of its subsidiaries or Affiliates enters into any agreement with respect to a Third Party Acquisition;


     (v) the Company shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof) or the Company fails to convene such a meeting within 25 days after the date the S-4 is declared effective; or

     (vi) Parent shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof).

     (e) by the Company if:

     (i) there has been a material breach of any representation or warranty of Parent or Acquisition set forth in this Agreement, and neither Parent nor Acquisition has cured such breach within 20 business days after written notice of such breach is given by the Company to Parent;

     (ii) there shall have been a material breach by Parent or Acquisition of any of their respective covenants or agreements set forth in this Agreement, and Parent or Acquisition, as the case may be, has not cured such breach within 20 business days after written notice of such breach is given by the Company to Parent;

     (iii) the Parent Board withdraws or modifies in a manner adverse to the Company its recommendation or approval with respect to this Agreement or the Merger;

     (iv) the Parent Board makes any recommendation with respect to a Third Party Acquisition (as defined in Section 6.06) (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Third Party Acquisition;

     (v) any Third Party Acquisition occurs with respect to Parent or Parent or any of its Subsidiaries or Affiliates enters into an agreement with respect to any Third Party Acquisition;

     (vi) Parent shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof) or Parent fails to convene such a meeting within 25 days after the date the S-4 is declared effective;

     (vii) the Company shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof); or

     (viii) the Company Board has received a Superior Proposal and has complied with the provisions of Section 4.03(b) (provided that the termination described in this Section 6.01(d)(viii) shall not be effective unless and until the Company shall have paid to Parent in full the fee described in Section 6.03(a)).

     6.02. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.01, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders other than the provisions of this Section 6.02 and Sections 4.07(c) and 6.03 hereof. Nothing contained in this Section 6.02 shall relieve any party from liability for any breach of this Agreement.

     6.03. Fees and Expenses.

     (a) In the event that this Agreement shall have been terminated:

     (i) by Parent pursuant to Section 6.01(d)(iii), (iv) or (v) or by the Company pursuant to Section 6.01(e)(vii) or (viii); or

     (ii) (x) by Parent pursuant to Section 6.01(b) or Section 6.01(d)(i) or
(ii) or (y) by Parent or the Company pursuant to Section 6.01(c), and prior to or within twelve months of the date of such termination the Company shall have directly or indirectly entered into an agreement with respect to a Third Party Acquisition or a Third Party Acquisition occurs;

     then in each such case Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with certainty. To compensate Parent and Acquisition for such damages the Company shall pay the amount of $4 million as liquidated damages (the "Parent Liquidated Damages")
(x) within five business days after the termination of this Agreement in the case of the occurrence of any event described in Section 6.03(a)(i) above, or
(y) concurrently with or prior to the execution of an agreement with respect to a Third Party Acquisition or the occurrence of a Third Party Acquisition described in Section 6.03(a)(ii) above. It is specifically agreed that the Parent Liquidated Damages represent liquidated damages and not a penalty.

     (b) Upon the termination of this Agreement pursuant to Sections 6.01(d)(i), (ii) or (v) or Section 6.01(e)(vii) (other than a termination requiring the Company to pay the Parent Liquidated Damages), in addition to all other remedies that Parent, Acquisition or their affiliates may have as a result of such termination, the Company shall reimburse Parent, Acquisition and their affiliates (not less than 10 business days after a submission of statements therefor) for all actual, documented out-of-pocket fees and expenses not to exceed $1 million reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by this Agreement (including, without limitation, fees payable to investment bankers, counsel to any of the foregoing and accountants).

     (c) Upon the termination of this Agreement pursuant to Sections 6.01(e)(i), (ii), (iii), (iv), (v) or (vi) or Section 6.01(d)(vi), in addition to all other remedies that the Company or its affiliates may have as a result of such termination, Parent shall reimburse the Company and its affiliates (not less than 10 business days after a submission of statements therefor) for all actual, documented out-of-pocket fees and expenses not to exceed $1 million reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by this Agreement (including, without limitation, fees payable to investment bankers, counsel to any of the foregoing and accountants).

     (d) Except as specifically provided in this Section 6.03, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except that (i) the expenses incurred in connection with printing the Registration Statement and the Proxy Statement, (ii) the filing fee with the SEC relating to the Registration Statement or the Proxy Statement and (iii) the filing fee in connection with filings under the HSR Act by Parent, the Company or any of their respective Affiliates will be shared equally by Parent and the Company.

     6.04. Amendment. This Agreement may be amended by action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the stockholders of the Company but after any such approval no amendment shall be made which requires the approval of such stockholders under applicable law without such approval. This Agreement (including the Parent Disclosure Schedule and the Company Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.

     6.05. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

     6.06 Definition of Third Party Acquisition with Respect to Parent. For the purposes of this Agreement, when used with respect to Parent "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of Parent by a merger in which the current stockholders of Parent do not own greater than 50% of the voting equity securities of the surviving corporation by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than an Affiliate of Parent (a "Third Party"); (ii) the acquisition by a Third Party of substantially all of the total assets of the Parent and its subsidiaries taken as a whole; or (iii) the acquisition by a Third Party of more than 50% of the outstanding shares of Parent Common Stock.

                                  ARTICLE VII
                                 MISCELLANEOUS

     7.01. Nonsurvival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 7.01 shall not limit any covenant or agreement of the parties hereto which by its terms requires performance after the Effective Time.

     7.02. Entire Agreement; Assignment. This Agreement (including the Parent Disclosure Schedule and the Company Disclosure Schedule) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any subsidiary of Parent, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

     7.03. Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

     7.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to each other party as follows:


     if to the Company:            Wheels Sports Group, Inc.
                                   149 Gasoline Alley Drive
                                   Mooresville, NC 28115
                                   Fax:  704-662-3005
                                   Attn:  Victor H. Shaffer

     with a copy to:               Berliner Zisser Walter & Gallegos, P.C.
                                   1700 Lincoln Street, Suite 4700
                                   Denver, CO 80203
                                   Fax:  303-830-1705
                                   Attn:  Robert W. Walter, Esq.

     if to Parent or Acquisition:  Racing Champions Corporation
                                   800 Roosevelt Road
                                   Building C, #320
                                   Glen Ellyn, IL 60137
                                   Fax:  630-790-0406
                                   Attn:  Robert E. Dods

     with a copy to:               Reinhart, Boerner, Van Deuren,
                                   Norris & Rieselbach, S.C.
                                   1000 North Water Street
                                   P.O. Box 92900
                                   Milwaukee, Wisconsin 53202-0900
                                   Fax:  414-298-8097
                                   Attn:  James M.  Bedore, Esq.


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     7.05. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law thereof.

     7.06. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     7.07. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as provided in Sections 4.10 and 7.02, nothing in this Agreement express or implied is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     7.08. Certain Definitions.  For the purposes of this Agreement the term:

     (a) "Affiliate" means a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;

     (b) "Business day" means any day other than a day on which the Nasdaq Stock Market is closed;

     (c) "Capital stock" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

     (d) "Knowledge" or "known" means, with respect to any matter in question, the actual knowledge of such matter of any executive officer of the Company or Parent, as the case may be;

     (e) "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity; and

     (f) "Subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, provided, however, that the Company's subsidiaries shall be deemed to include Sales Solutions, Inc., Synergy Marketing, Inc. and J/B Press Pass, Inc.

     7.09. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company or Parent or any officer, director, employee, agent, representative or investor of any party hereto.

     7.10. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder; provided, however, that if a party hereto is entitled to receive any payment or reimbursement of expenses pursuant to Section 6.03(a), (b) or (c) it shall not be entitled to specific performance to compel the consummation of the Merger.

     7.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

     7.12. No Rule of Construction. The parties acknowledge that this Agreement was initially prepared by the Company, and that all parties have read and negotiated the language used in this Agreement. The parties agree that, because all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                                        WHEELS SPORTS GROUP, INC.

                                        BY /s/ Victor H. Shaffer
                                           ---------------------------------
                                             Its Chief Executive Officer
                                                 ---------------------------

                                        RACING CHAMPIONS CORPORATION

                                        BY /s/ Robert E. Dods
                                           ---------------------------------
                                             Its President
                                                 ---------------------------

                                        WSG ACQUISITION, INC.

                                        BY /s/ Robert E. Dods
                                           ---------------------------------
                                             Its President
                                                 ---------------------------

                                                                       EXHIBIT B


                             STOCKHOLDER AGREEMENT


     STOCKHOLDER AGREEMENT dated as of the 4th day of December, 1997 ("this Agreement"), by and between the Principal Stockholder (as defined herein) of Wheels Sports Group, Inc., a North Carolina corporation (the "Company"), and Racing Champions Corporation, a Delaware corporation ("Parent").

                                    RECITALS

     A. Parent, Parent's wholly owned subsidiary, WSG Acquisition, Inc., a Delaware corporation ("Acquisition"), and the Company have entered into an Agreement and Plan of Merger dated as of December 4, 1997 (the "Merger Agreement") which provides, among other things, that Acquisition will merge with and into the Company on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger").

     B. As a condition to the willingness of Parent and Acquisition to enter into the Merger Agreement, the Principal Stockholder has agreed to grant Parent an option to purchase all Option Shares and an irrevocable proxy with respect to all Option Shares over which the Principal Stockholder possesses voting power, upon the terms and subject to the conditions of this Agreement.

     C. The Board of Directors of the Company has approved the Merger and the acquisition of Option Shares by Parent pursuant to this Agreement.

     The parties therefore agree as follows:

     1. Certain Definitions.

     (a) The term "Principal Stockholder", as used herein, shall mean Mr. Howard L. Correll, Jr. and each of the Persons set forth on the signature pages hereof as Correll Owners, and each reference to the Principal Stockholder is intended to encompass both Mr. Howard L. Correll, Jr. and each of such Persons. The term "Option Shares", as used herein, shall mean any and all shares of the Company's Stock, par value $.01 per share (the "Common Stock") now owned and/or subsequently acquired by the Principal Stockholder through purchase, gift, stock splits, stock dividends and exercise of stock options.

     (b) "Affiliate" shall, with respect to any Person, mean any other Person that controls, is controlled by or is under common control with the former.

The term "control" and correlative terms shall have the meanings ascribed to them in Rule 405 under the Securities Act.

     (c) "Permitted Transferee" means, with respect to any particular Correll Owner, (i) Mr. Howard L. Correll, Jr. and his spouse, lineal descendants, executor, administrator or testamentary trustee; (ii) any trust established solely for the benefit of any of the Persons named in clause (i); (iii) any partnership, the general or limited partners of which include only Persons named in clauses (i) and (ii); or (iv) any Person controlled, directly or indirectly, by Mr. Howard L. Correll, Jr.

     (d) "Person" shall mean an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

     (e) "Subsidiary" shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by a Person.

     (f) Other capitalized terms used but not defined in this Agreement shall have the meanings assigned to such terms in the Merger Agreement.

     2. Grant of Option. The Principal Stockholder hereby grants to Parent an irrevocable option (the "Option") to purchase all of the Option Shares which shall be not less than the number (as adjusted pursuant to Section 6 of this Agreement) of Option Shares reflected next to the Principal Stockholder's name on the signature page of this Agreement, and Parent will, subject to the provisions hereof, purchase and pay for such Option Shares by issuing to Principal Stockholder .8 (eight-tenths) fully paid and nonassessable shares of Parent Common Stock for each Option Share (the "Exercise Price").

     3. Exercise of Option. The Option may be exercised by Parent, in whole at any time or in part from time to time from and after the date of this Agreement upon the occurrence or non-occurrence of any event listed on Annex I. In the event Parent wishes to exercise all or any part of the Option, Parent shall send a written notice to the Principal Stockholder specifying the number of Option Shares Parent intends to purchase and the place, date and time (but not later than 10 business days from the date such notice is given) for the closing of such purchase. Parent's obligations to purchase and pay for Option Shares upon any exercise of the Option are subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott Act"). Upon request of Parent, the Principal Stockholder shall promptly take all action required to effect all necessary filings by the Principal Stockholder under the Hart-Scott Act.

     4. Registration of Parent Company Stock.

     (a) The Principal Stockholder agrees not to transfer or otherwise dispose of the shares of Parent Company Stock , or any interest therein, without first providing to Parent an opinion of counsel for the Principal Stockholder, reasonably satisfactory in form and substance to counsel for Parent, to the effect that such transfer or disposition will not violate the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state law governing the offer and sale of securities, and the rules and regulations thereunder. The Principal Stockholder further agrees to the placement of the following legend on the certificate(s) representing the shares:

           "The Shares represented by this certificate have not been registered under either (i) the Securities Act of 1933 (the "Act") or (ii) any applicable state law governing the offer and sale of securities. No transfer or other disposition of these Shares, or of any interest therein, may be made except pursuant to an effective registration statement under the Act and such other state laws, unless the issuer has received an opinion of counsel, reasonably satisfactory to the issuer, to the effect that such transfer or other disposition of these Shares, or of any interest therein, will not violate the Act, such other state laws, and the rules and regulations promulgated thereunder."

provided that upon provision to Parent of any opinion of counsel for the Principal Stockholder, reasonably satisfactory in form and substance to counsel for Parent, to the effect that such legend is no longer required under the provisions of the Securities Act or applicable state securities laws, Parent shall promptly cause new certificates representing such shares to be issued to the Principal Stockholder against surrender of such legended certificates.

     (b) Notwithstanding the foregoing, Parent shall include such issuance of shares of Parent Common Stock in the Registration Statement on Form S-4 being filed pursuant to the Merger Agreement.

     (c) If the shares of Parent Common Stock are not otherwise registered as provided in paragraph (b) of Section 4, upon the demand of the

Principal Stockholder, Parent agrees to effect two registrations of shares held by the Principal Stockholder under the Securities Act. In each such case:
(i) each registration statement and each prospectus included therein or relating to the shares of Parent Common Stock registered thereunder and each amendment or supplement thereto shall at all times comply with the requirements of the Securities Act and will not, at any time, contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading (and if an event occurs as a result of which a registration statement or prospectus no longer complies with this subclause (i), Parent shall promptly (A) so notify the Principal Stockholder and (B) amend such registration statement or supplement such prospectus so that the requirements of this subclause (i) are met); (ii) Parent shall register or qualify all such shares under the blue sky or securities laws of any jurisdiction as the Principal Stockholder may reasonably request and shall maintain such registrations and qualifications in effect so long as is necessary to permit the sale of such shares by the Principal Stockholder in compliance with such laws; (iii) Parent shall supply to the Principal Stockholder, or its underwriters, such number of prospectuses, as amended and supplemented from time to time, as the Principal Stockholder may reasonably request, during the period of nine months after the effectiveness of the such registration statement or amendment; (iv) shall indemnify and hold the Principal Stockholder harmless against any and all losses, claims, damages or liabilities, joint or several, to which the Principal Stockholder may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus referred to in this paragraph (c) (including any preliminary prospectus contained in any such registration statement), or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse the Principal Stockholder, on demand, for any legal or other expenses reasonably incurred by the Principal Stockholder in connection with investigating or defending any such action or claim; and (v) at the request of the Principal Stockholder, the Parent will execute and deliver (A) an agreement with any broker or dealer effecting a sale (whether as principal or agent) of such shares confirming for the benefit of such broker or dealer Parent's agreements contained in this Section 3(c) and/or
(B) one or more underwriting agreements with one or more underwriters (whether acting for themselves or as representative(s) of a group of underwriters) providing for an underwritten public offering of such shares for the account of the Principal Stockholder, each such underwriting agreement to contain such representations, warranties, covenants, agreements and indemnities as are customary in "firm commitment" underwriting agreements used by so-called

"major bracket" investment banking firms for public offerings of common stock of companies which were not previously subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and Parent will use its commercially reasonable efforts to cause the conditions to the underwriters' obligations thereunder to be satisfied and will otherwise cooperate with the underwriters in their investigation of Parent's business, property, financial condition and prospects and in successfully concluding such public offering. In addition to such demand registrations, in the event Parent effects a registration of Parent Common Stock for its own account or for any other shareholder of Parent, Parent shall use its commercially reasonable efforts to include therein all shares requested by the Principal Stockholder to be so included; provided, however, that (A) if the managing underwriters in such offering advise Parent in writing that in their opinion the number of shares of Parent Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Parent will include the securities requested to be included therein pro rata. Parent will pay all expenses of performing its obligations under this Section 4(c), except underwriting commissions and (B) the Principal Stockholder shall be entitled to have its shares of Parent Common Stock included in no more than two such registrations effected by the Company.

     5. Purchase of Option Shares.

     (a) At each closing under Section 3 of this Agreement (each a "Closing Date"), the Principal Stockholder shall deliver to Parent the certificate or certificates representing the number of Option Shares being purchased in proper form for transfer, and Parent will, subject to the provisions hereof, deliver to the Principal Stockholder the Exercise Price and a certificate signed by the President or Chief Executive Officer of Parent to the effect that Parent and Acquisition have complied all material respects with all covenants and agreements set forth in the Merger Agreement and that all representations and warranties of the Parent and Acquisition under Article III of the Merger Agreement and of the Parent under Section 7 of this Agreement were true in all material respects when made.

     (b) No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the exercise of the Option. In lieu of any such fractional share, the Principal Stockholder who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon exercise of the Option shall be paid at the Closing in cash (without interest) in an amount equal to such Principal Stockholder's fractional part of a share of Parent Common Stock multiplied by the last reported sale price of Parent Common Stock, as reported on the Nasdaq National Market, on the day prior to the Closing Date.

     6. Certain Option Adjustments.

     (a) In the event of any change in the number of issued and outstanding shares of Common Stock or Parent Common Stock by reason of any stock dividends, split-up, recapitalization, merger or other change in the corporate or capital structure of the Company or Parent, as the case may be, Parent and Principal Stockholder, as the case may be, each shall receive, upon exercise of the
Option: (i) in the case of a change in the Company's capital structure, the stock or other securities, cash or property which the Principal Stockholder received or is entitled to receive as a consequence of such change to the Company's capital structure, or (ii) in the case of a change in Parent's capital structure, the stock or other securities, cash or property into which the Parent Common Stock has been converted as a consequence of such change to the Parent's capital structure.

     (b) If, on or after the date hereof, the Company should declare or pay any cash dividend or other distribution or issue any rights with respect to the Option Shares, payable or distributable to shareholders of record on a date prior to the transfer to the name of Parent or its nominee or transferee on the Company's stock transfer records of the Option Shares purchased pursuant to the Option, then, without limiting any of the rights of Parent and Acquisition under the Merger Agreement and without limiting the rights of Parent described in the preceding paragraph, (i) the purchase price per Option Share payable by Parent pursuant to the Option will be reduced by the amount of any such cash dividend or cash distribution, and (ii) the whole of any such non-cash dividend, distribution or right will be received and held by the Principal Stockholder for the account of Parent and shall be required to be promptly remitted and transferred by the Principal Stockholder to Parent of its designee or transferee, accompanied by appropriate documentation of transfer. Pending such remittance, Parent shall be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Parent in its sole discretion.

     7. Representations and Warranties of Parent.   Parent represents and
warrants to the Principal Stockholder as follows:

     (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to enter into and perform this Agreement.

     (b) Parent has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid, legal and binding agreement of Parent enforceable against it in accordance with its terms.

     (c) Parent is not subject to or obligated under any provision of (i) its Certificate of Incorporation or By-Laws, (ii) any contract, (iii) any license, franchise or permit or (iv) any law, regulation, order, judgment or decree, which would be breached or violated by its execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of Parent and its Subsidiaries, taken as a whole. Other than in connection with or in compliance with the provisions of the Delaware General Corporation Law, as amended, the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Hart-Scott Act and the securities or blue sky laws of the various states, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Parent for the consummation by Parent of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of Parent and its subsidiaries, taken as a whole. Such representations and warranties shall be deemed to be made again upon and as of the date of any and all Closing Dates under Section 3 of this Agreement.

     (d) The authorized capital stock of Parent consists of 20,000,000 shares of Parent Common Stock, of which, as of the date of this Agreement, 13,242,382 shares of Parent Common stock were issued and outstanding. All of the outstanding shares of Parent Common Stock are validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, 486,785 shares of Parent Common Stock were reserved for issuance and issuable upon or with the exercise of outstanding options. Except as disclosed in Section 3.02 of the Parent Disclosure Schedule, between October 31, 1997 and the date hereof, no shares of Parent's capital stock have been issued other than pursuant to stock options already in existence and except for grants of stock options to employees, officers and directors in the ordinary course of business consistent with past practice, and between October 31, 1997 and the date hereof, no other stock options have been granted. Except as set forth above and as of the Effective Time, there are outstanding: (i) no shares of capital stock or other voting securities of Parent; (ii) no securities of Parent or its Subsidiaries convertible into or exchangeable for shares of capital stock, or voting securities of Parent; (iii) no options, warrants, subscriptions, calls, rights or other agreements to acquire from Parent or its Subsidiaries and no obligation of Parent or its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent; and (iv) no equity equivalent interests or rights to acquire equity equivalent interests in ownership or earnings of Parent or its Subsidiaries or other similar rights (collectively, "Parent Securities"). As of the date hereof, there are no outstanding obligations of Parent or any of its subsidiaries to purchase, redeem or otherwise acquire any Parent Securities. Except as set forth in Section 3.02(a) of the Parent Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting of any shares of capital stock of Parent or other Parent Securities, and to the knowledge of Parent, no such agreements have been entered into by the stockholders of Parent.

     (e) All of the outstanding capital stock of Parent's subsidiaries is owned by Parent, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of law). There are no securities of Parent or its Subsidiaries convertible into or exchangeable for, no options or other rights to acquire from Parent or its Subsidiaries and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for, the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in or any other securities of any subsidiary of Parent. There are no outstanding contractual obligations of Parent or its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in Parent or in any subsidiary of Parent.

     (f) The Parent Common Stock constitutes the only class of equity securities of Parent or its Subsidiaries registered or required to be registered under the Exchange Act.

     (g) When issued to the Principal Stockholder upon exercise of the Option, the shares of Parent Common Stock will be duly issued, fully paid and nonassessable.

     8. Representations and Warranties of the Principal Stockholder.

     (a) The Principal Stockholder is the true and lawful owner of 100% of the Option Shares set forth next to the name of the Principal Stockholder on the signature page to this Agreement with full power to vote and dispose of such Option Shares and there are no restrictions on the Principal Stockholder's voting rights or rights of disposition pertaining thereto except as set forth in this Agreement or imposed by federal and state securities law. None of the Option Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such shares.

     (b) The execution, delivery and performance by the Principal Stockholder of this Agreement and the consummation of the transactions contemplated hereby, do not and will not contravene or constitute a default under or give rise to a right of termination, cancellation or acceleration of any material right or obligation of the Principal Stockholder or to a loss of any material benefit of the Principal Stockholder under any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or other instrument binding on the Principal Stockholder.

     (c) The execution, delivery and performance by the Principal Stockholder of this Agreement and the consummation of the transactions contemplated by this Agreement are within the Principal Stockholder's powers and have been duly authorized by all necessary actions, if any, including all necessary actions by the trustees, partners, members, officers, directors or shareholders, as appropriate, of the Principal Stockholder, if the Principal Stockholder is other than an individual.

     (d) This Agreement constitutes a valid and binding agreement of the Principal Stockholder, enforceable against the Principal Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally. If the Principal Stockholder is married and the Option Shares set forth on the signature pages hereto next to the Principal Stockholder's name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, the Principal Stockholder's spouse, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement and has obtained any necessary consents in connection with execution of this Agreement.

     (e) The number of Option Shares set forth next to the name of the Principal Stockholder on the signature page to this Agreement are the only Option

Shares owned by the Principal Stockholder. Except as set forth next to the name of the Principal Stockholder on the signature page to this Agreement, the Principal Stockholder owns no options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has or have no other interest in or voting rights with respect to any securities of the Company.

     (f) No investment banker, broker, finder or other intermediary is or may be entitled to a commission or fee from Parent, Acquisition, the Company or any of their respective Subsidiaries in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Principal Stockholder.

     (g) Other than in connection with or in compliance with the provisions of the Exchange Act and the Hart-Scott Act, no authorization, consent or approval of, or any filing with, any public body or authority is necessary for consummation by him of the transactions contemplated by this Agreement.

     (h) When delivered by the Principal Stockholder to Parent upon exercise of the Option, good, valid and marketable title in and to the Option Shares will be vested in Parent, free and clear of any claims, liens, encumbrances, security interests and charges of any nature whatsoever. Such representations and warranties shall be deemed to be made again upon and as of the date of any and all Closing Dates under Section 3 of this Agreement.

     9. Voting of Option Shares. At any meeting of the stockholders of the Company, however called, and at every adjournment thereof, or in connection with any written consent of the stockholders of the Company, the Principal Stockholder will cause all of its Option Shares to be voted, during the term of this Agreement, in favor of (i) the Merger and the approval and adoption of the Merger Agreement, and (ii) all other transactions as to which stockholders of the Company are called upon to vote to effectuate the Merger. The Principal Stockholder agrees that during the term of this Agreement, the Principal Stockholder shall attend or otherwise participate in all duly called stockholder meetings and any adjournments thereof and in all actions by written consent of stockholders.

     10. No Proxies or Encumbrances. Other than as provided in this Agreement, the Principal Stockholder, until the termination of this Agreement, shall not
(i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Option Shares, (ii) sell, assign, transfer, encumber or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of its Option

Shares or any interest therein except for Permitted Transfers to Permitted Transferees (as such terms are defined below) or (iii) seek or solicit any of the foregoing. The Principal Stockholder shall notify Parent promptly and provide all details requested by Parent if the Principal Stockholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

     Each transfer of Option Shares to a Permitted Transferee shall constitute a "Permitted Transfer" only if it is a transfer to a Permitted Transferee of such Correll Owner and, in the case of a Permitted Transferee, transfer to the Correll Owner who transferred such securities to the Permitted Transferee or to other Permitted Transferees of such Correll Owner; provided that, any such Permitted Transferee shall enter into an agreement supplemental hereto, consented to in writing by Parent, agreeing to be bound by the terms of this Agreement; and provided further that no such transfer is in violation of applicable federal or state securities laws.

     11. No Solicitation. The Principal Stockholder shall not, during the term of this Agreement, directly or indirectly encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to (or authorize any other Person to encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information
to) any Person or group (other than Parent and Acquisition or any designees of Parent or Acquisition) concerning any Third Party Acquisition or any Acquisition Proposal.

     12. Dissenters' Rights. None of the Correll Owners shall, nor shall the Principal Stockholder permit any Correll Owner to, give notice pursuant to the NCBC of such Person's intent to demand payment for any Option Shares, or take any other action to exercise dissenters' rights, if the Merger is effected.

     13. Reasonable Efforts. During the term of this Agreement, the Principal Stockholder shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Parent in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement and this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including any necessary filings under the Hart-Scott Act relating to the acquisition of the Company or relating to the acquisition of Parent Common Stock in the Merger and all other necessary filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) cooperation in the defense of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or this Agreement or the consummation of any of the transactions contemplated by the Merger Agreement and this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement and this Agreement.

     14. Legend. Simultaneously with the execution of this Agreement, the Principal Stockholder shall cause all certificates representing Option Shares to bear in a conspicuous place the following legend:

      "The Shares represented by the within certificate may not be sold, exchanged or otherwise transferred or disposed of except in compliance with the terms and conditions of that certain Stockholder Agreement dated as of December 4, 1997, by and between Racing Champions Corporation and the registered holder of the within Certificate."

     15. Expenses. Except as otherwise provided, all costs and expenses incurred in connection with herewith, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

     16. Amendment; Assignment. This Agreement may not be modified, amended, altered or supplemented except by a writing signed by Parent and the Principal Stockholder. Except for a Permitted Transfer as provided in Section 8, no party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, except that the rights and obligations of Parent hereunder may be assigned by Parent to any of its affiliates, but no such transfer shall relieve Parent of its obligations hereunder if such transferee does not perform such obligations.

     17. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, except as otherwise provided in this Agreement, shall be deemed to have been duly given if so given) if delivered in person, by cable, telegram or telex, or sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                   If to the Principal Stockholder:

                   Mr. Howard L. Correll, Jr.
                   c/o Wheels Sports Group, Inc.
                   1368 Salisbury Road
                   Mocksville, NC 27028
                   Fax: 704-634-3500

                    with a copy to:

                    Berliner Zisser Walter & Gallegos, P.C.
                    1700 Lincoln St., Suite 4700
                    Denver, CO 80203
                    fax: 303-830-1705
                    Attention:   Robert W. Walter, Esq.

                    If to Parent:

                    Racing Champions Corporation
                    800 Roosevelt Road
                    Building C, #320
                    Glen Ellyn, IL 60137
                    Attention:   Robert E. Dods

                    with a copy to:

                    Reinhart, Boerner, Van Deuren,
                    Norris & Rieselbach, s.c.
                    1000 North Water Street
                    P.O. Box 92900
                    Milwaukee, WI 53202-0900
                    Fax: 414-298-8097
                    Attention:   James M. Bedore. Esq.

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

     18. Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but each of which together shall constitute one and the same document.

     19. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of North Carolina, without giving effect to the principles of conflicts of laws thereof.

     20. Binding Effect. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the heirs, personal representatives, successors and assigns of the parties hereto. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement, or their respective heirs, personal representatives, successors or assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

     21. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

     22. Termination. This Agreement shall terminate upon the earlier of (a) the Effective Time (as defined in the Merger Agreement) and (b) the termination of the Merger Agreement, provided that this Agreement shall not terminate until 45 days after the termination of the Merger Agreement in connection with an occurrence of an Event (as defined). In the event of the termination of this Agreement, this Agreement shall forthwith become void and there shall be no liability on the part of either Parent or the Principal Stockholder under this Agreement, except that no such termination shall affect the obligations of the Principal Stockholder or Parent with respect to any prior exercise of the Option.

     23. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     24. Further Assurances. The Principal Stockholder and Parent will, upon the request of the other, execute and deliver such documents and take such action reasonably deemed by Parent or the Principal Stockholder, as the case may be, to be necessary or desirable to more effectively complete and evidence the sale and transfer of any Option Shares purchased by Parent pursuant to this Agreement.

     25. Miscellaneous. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections, subsections and clauses refer to Sections, subsections and clauses of this Agreement unless otherwise stated.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

                                 RACING CHAMPIONS CORPORATION


                                 By: /s/ Robert E. Dods
                                     -------------------------
                                         President

                                 Correll Owners:

                                 /s/ Howard L. Correll, Jr.
                                 -----------------------------
                                 Howard L. Correll, Jr.



    Correll Owners:             Number of Shares  Number of Options/Warrants
    Mr. Howard L. Correll, Jr.       689,737            232,500

                                                                         Annex I


1. The Merger has not been consummated by April 30, 1998, unless the failure to so consummate the Merger by such date shall have been caused by the action or failure to act of Parent, which action or failure to act constitutes a breach of the Merger Agreement.

2. There has been a material breach of any representation or warranty of the Company set forth in the Merger Agreement and the Company has not cured such breach within 20 business days after written notice of such breach is given by Parent to the Company.

3. The Company Board (x) withdraws or modifies in a manner adverse to Parent or Acquisition its recommendation or approval with respect to the Agreement or the Merger, (y) makes any recommendation with respect to a Third Party Acquisition (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Third Party Acquisition, or (z) takes any action prohibited by
     Section 4.03.

4. Any Third Party Acquisition occurs or the Company or any of its subsidiaries or Affiliates enters into any agreement with respect to a Third Party Acquisition.

5. The Company shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof) or the Company fails to convene such a meeting by April 30, l998.

                                                                     EXHIBIT B-1

                    FIRST AMENDMENT TO STOCKHOLDER AGREEMENT

     THIS FIRST AMENDMENT (the "Amendment") to the STOCKHOLDER AGREEMENT, dated as of December 4, 1997 (the "Stockholder Agreement") is entered into as of the 10th day of April, 1998 by and between HOWARD L. CORRELL, JR. (the "Principal Stockholder") and RACING CHAMPIONS CORPORATION, a Delaware corporation ("Parent").

                                    RECITAL

     The Company and the Principal Stockholder mutually desire to amend this Stockholder Agreement in the manner set forth in this Amendment.

                                   AGREEMENTS

     In consideration of the recital and the agreements set forth in the Stockholder Agreement as amended hereby, the parties agree:

     1. Section 2 of the Stockholder Agreement is amended to read in its entirety as follows:

          1. Grant of Option. The Principal Stockholder hereby grants to Parent an irrevocable option (the "Option") to purchase all of the Option Shares which shall be not less than the number (as adjusted pursuant to Section 6 of this Agreement) of Option Shares reflected next to the Principal Stockholder's name on the signature page of this Agreement, and Parent will, subject to the provisions hereof, purchase and pay for such Option Shares by issuing to Principal Stockholder 0.51 fully paid and nonassessable shares of Parent Common Stock for each Option Share (the "Exercise Price").

     2. Paragraph 1 of Annex I to the Stockholder Agreement is amended to read in its entirety as follows:

          1. The Merger has not been consummated by July 31, 1998, unless the failure to so consummate the Merger by such date shall have been caused by the action or failure to act of Parent, which action or failure to act constitutes a breach of the Merger Agreement.

     3. Paragraph 5 of Annex I to the Stockholder Agreement is amended to read in its entirety as follows:

          5. The Company shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof) or the Company fails to convene such a meeting within 25 days after the date the S-4 is declared effective.

     4. Except as amended by this Amendment, the Stockholder Agreement remains in effect, unchanged and binding upon the parties thereto.

     5. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

     6. This Amendment shall be governed by and construed in accordance with the laws of the State of North Carolina without regard to the principles of conflicts of law thereof.

                                          RACING CHAMPIONS CORPORATION

                                          By     /s/ CURTIS W. STOETTING
                                            ------------------------------------
                                            Its:  Vice President -- Finance
                                                --------------------------------
                                                        and Operations
                                                --------------------------------

                                              /s/ HOWARD L. CORRELL, JR.
                                          --------------------------------------
                                                  Howard L. Correll, Jr.

                                                                       EXHIBIT C

                                 April 9, 1998

Board of Directors
Racing Champions Corporation
800 Roosevelt Road
Building C, Suite 320
Glen Ellyn, IL 60137

Gentlemen:

     Racing Champions Corporation ("Parent") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with Wheels Sports Group, Inc. ("the Company") and WSG Acquisition, Inc., a direct wholly-owned subsidiary of Parent ("Acquisition"). Pursuant to the Agreement, at the Effective Time (as defined in the Agreement), Acquisition will be merged with and into the Company (the "Merger") and each outstanding share of common stock, par value $0.01 per share ("the Shares"), of the Company (other than Shares held in the Company's treasury or by any of the Company, Parent or Acquisition, or any of their respective subsidiaries) will be converted solely into the right to receive the number of shares of common stock, par value $0.01 per share ("Parent Common Stock"), of Parent equal to the Exchange Ratio (as hereinafter defined).

     The "Exchange Ratio" means 0.510 shares of Parent Common Stock; provided that (i) if the Closing Market Price Per Share (as hereinafter defined) is greater than $14.00, the Exchange Ratio will equal (A) $7.14, divided by (B) the Closing Market Price Per Share and (ii) if the Closing Market Price Per Share is less than $7.50 per share, the Exchange Ratio will equal (A) $3.825, divided by
(B) the Closing Market Price Per Share. The "Closing Market Price Per Share" means the average closing price per share of Parent Common Stock on the Nasdaq National Market (as published in the Wall Street Journal) for each of the ten trading days preceding the closing date of the Merger.

     You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Parent.

     Robert W. Baird & Co. Incorporated ("Baird"), as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

     In conducting our investigation and analysis and in arriving at our opinion herein, we have reviewed such information and taken into account such financial and economic factors, as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of Parent and the Company furnished to us for purposes of our analysis, as well as publicly available information including but not limited to Parent's and the Company's most recent filings with the Securities and Exchange Commission and research reports on Parent prepared by the equity analysts of various investment banking firms, including Baird; (ii) reviewed the draft Agreement in the form presented to Parent's Board of Directors on the date hereof; (iii) compared the financial position and operating results of Parent and the Company with those of other publicly traded companies we deemed relevant; (iv) compared the historical market prices and trading activity of Parent Common Stock and Company Common Stock with those of certain other publicly traded companies we deemed relevant; (v) compared the proposed financial terms of the Merger with the financial terms of certain other business combinations we deemed relevant; and (vi) reviewed certain potential pro forma effects of the Merger on Parent. We have held discussions with members of the Company's and Parent's senior management concerning the Company's and Parent's historical and current financial condition and operating results, as well as future prospects. We have also considered such other information, financial

Racing Champions Corporation
April 9, 1998
Page  2

studies, analysis and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of Parent and the Company, and have not been engaged to independently verify any such information. We have assumed, with your consent, that (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Parent and the Company are as set forth in their respective financial statements, and the pro forma adjustments thereto set forth in the draft Joint Proxy Statement/Prospectus available on the date of such opinion will not be materially altered; (ii) the Merger will be accounted for as a pooling of interests transaction, (iii) the strategic and operating benefits currently contemplated by Parent's and the Company's management will be realized and (iv) the Merger will be consummated in accordance with the terms of the Agreement, without any material amendment thereto and without waiver by Parent or the Company of any of the material conditions to their respective obligations thereunder. We have also assumed that the financial forecasts of Parent and the Company examined by us were reasonably prepared on a basis reflecting the best available estimates and good faith judgments of Parent's senior management as to future performance of Parent, and the Company's senior management as to future performance of the Company. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Parent or the Company. Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof.

     Our opinion has been prepared at the request and for the information of the Board of Directors of Parent, and shall not be used for any other purpose or disclosed to any other party without the prior written consent of Baird; provided, however, that this letter may be reproduced in full in the Joint Proxy Statement / Prospectus relating to the Merger. This opinion does not address the relative merits of the Merger and any other potential transactions or business strategies considered by Parent's Board of Directors, and does not constitute a recommendation to any shareholder of Parent as to how any such shareholder should vote with respect to the Merger or related matters. In addition, we express no opinion as to the price at which Parent Common Stock or Company Common Stock will trade at any time. Baird will receive a fee from Parent for rendering this opinion and a fee in the event the Merger is completed. In the past, we have provided investment banking services to Parent, including acting as (i) financial advisor in connection with Parent's 1996 recapitalization and
(ii) lead manager in connection with the 1997 initial public offering of Parent Common Stock. Baird received customary compensation for the above-mentioned services.

     In the ordinary course of our business, we may from time to time trade the securities of Parent or the Company for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. Baird is a market maker for Parent Common Stock. Certain affiliates of Baird own shares of Parent Common Stock. An officer of Baird is also a director of Parent.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Parent.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

                                                                       EXHIBIT D

                 [LETTERHEAD OF MORGAN KEEGAN & COMPANY, INC.]

April 10, 1998

Board of Directors
Wheels Sports Group, Inc.
149 Gasoline Alley
Mooresville, NC 28115

Gentlemen:

     The Board of Directors of Wheels Sports Group, Inc. ("Wheels" the "Company" or the "Seller"), has requested our opinion as to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be paid in connection with the proposed acquisition by Racing Champions Corporation ("RCC") of all of the Company's outstanding shares.

     You have advised us that, pursuant to the Agreement, WSG Acquisition, Inc. will be merged with and into the Seller, and the Seller will become a wholly owned subsidiary of RCC. The Agreement provides that, upon consummation of the Transaction, each issued and outstanding share of the Seller's Common Stock, $0.01 par value (the "Seller Common Stock"), will be converted into the right to receive 0.51 of a share of RCC Common Stock. The shares of RCC Common Stock issuable to the holders of the issued and outstanding shares of the Seller Common Stock pursuant to the terms of the Agreement are hereinafter referred to collectively as the "Transaction Consideration."

     Morgan Keegan & Company, Inc. ("Morgan Keegan"), as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various purposes.

     In connection with our opinion, we have (1) held discussions with various members of management and representatives of the Company and RCC concerning historical and current operations, financial condition and future prospects; (2) reviewed historical consolidated financial and operating data that was publicly available or furnished to us by the Company and RCC; (3) reviewed internal financial analyses, financial and operating forecasts, reports and other information prepared by officers and representatives of the Company and RCC; (4) reviewed certain publicly available information concerning the trading of, and the trading market for, the Company's and RCC's shares; (5) reviewed certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for such other companies' securities; (6) analyzed the projected financial impact which is projected to occur as a result of the combination of Wheels and RCC; (7) reviewed certain publicly available information concerning the terms of certain other transactions that we deemed relevant to our inquiry; and (8) reviewed the draft Amended and Restated Agreement and Plan of Merger in the form presented to Wheels' Board of Directors (the "Agreement") among Wheels, RCC, and WSG Acquisition, Inc.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have assumed and relied upon the accuracy and completeness of the representations and warranties contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. With respect to the financial and operational forecasts made available to us by the management of the Company and RCC as used in our analysis, we have assumed that such financial and operational

Wheels Sports Group, Inc.
April 10, 1998
Page  2

forecasts, including those relating to the acquisition of additional licensing programs and new distribution opportunities have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the matters covered thereby. We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have assumed, with your consent that: (i) the strategic and operating benefit's presently anticipated by management by RCC and Wheels will be realized from the Merger; (ii) the Merger will be accounted for under the pooling-of-interests method of accounting and will be treated as a tax-free organization, and (iii) all material liabilities contingent or otherwise (known or unknown) are as set forth in the consolidated financial statements.

     It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date, including the prices at, or trading range within which, the Company's or RCC's shares may trade following the date of this letter. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be paid to the Company's shareholders pursuant to the Transaction and does not address the underlying business decision to effect the Transaction or any other terms of the Transaction. We have also assumed that the conditions to the Transaction as set forth in the Agreement would be satisfied and that the Transaction would be consummated on a timely basis in the manner contemplated by the Agreement.

     Our services in connection with the Transaction have included providing financial advisory services to the Company in connection with its acquisition of High Performance Sports Marketing, Inc. and Press Pass Partners, financial advisory services to the Company in connection with its existing third party lender, financial advisory services in connection with the Transaction, and rendering this opinion to the Board of Directors of the Company. We will receive a fee for our financial advisory services and for rendering this opinion, and the Company has also agreed to indemnify us under certain circumstances. In the ordinary course of our business, we serve as a market maker for the Company's Common Stock and trade shares for our own account and the accounts of our customers. Accordingly, we may at any time hold long or short positions in the Company's Common Stock.

     It is understood that this opinion is not to be quoted or referred to, in whole or in part (including excerpts or summaries), in any filing, report, document, release or other communication used in connection with the Transaction (unless required to be quoted or referred to by applicable regulatory requirements), nor shall this opinion be used for any other purposes, without our prior written consent, which consent shall not be unreasonably withheld. Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at any proposed Shareholders' meeting held in connection with the Transaction.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the consideration to be paid in connection with the Transaction is fair, from a financial point of view, to the Company's shareholders.

Yours very truly,

/s/ MORGAN KEEGAN & COMPANY, INC.

MORGAN KEEGAN & COMPANY, INC.

                                                                       EXHIBIT E

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

SECTION 55-13-01.  DEFINITIONS.  IN THIS ARTICLE:

           (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

           (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

           (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

           (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

           (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

           (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

           (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SECTION 55-13-02.  RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:



           (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

           (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

           (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

           (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04: or (vi) changes the corporation into a nonprofit corporation or cooperative organization;

           (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

SECTION 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

           (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

           (2) He does so with respect to all shares of which he is the beneficial shareholder.

SECTIONS 55-13-04 TO 55-13-19:  RESERVED FOR FUTURE CODIFICATION PURPOSES.

             Part 2.  Procedure for Exercise of Dissenters' Rights.

SECTION 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken: but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters rights under G.S. 55-13-02 unless he voted for such corporate action.

SECTION 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

           (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

           (2)  Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SECTION 55-13-22.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than l0 days after the corporate action was taken, and must:

           (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

           (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

           (3)  Supply a form for demanding payment;

           (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

           (5)  Be accompanied by a copy of this Article.

SECTION 55-13-23.  DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.

SECTION 55-13-24.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

SECTION 55-13-25.  OFFER OF PAYMENT.

     (a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment, and shall pay this amount to each dissenter who agrees in writing to accept it in full satisfaction of his demand.

     (b)  The offer of payment must be accompanied by:

           (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of offer of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

           (2) A statement of the corporation's estimate of the fair value of the shares;

           (3)  An explanation of how the interest was calculated;

           (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

           (5)  A copy of this Article.

SECTION 55-13-26.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SECTION 55-13-27.  RESERVED FOR FUTURE CODIFICATION PURPOSES.

SECTION 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S OFFER OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the corporation's offer under G.S. 55-13-25 and demand payment of the fair value of his shares and interest due, if:

           (1) The dissenter believes that the amount offered under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

           (2) The corporation fails to make payment to a dissenter who accepts the corporation's offer under G.S. 55-13-25 within 30 days after the dissenter's acceptance; or

           (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation offered payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SECTION 55-13-29: RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     Part 3.  Judicial Appraisal of Shares

SECTION 55-13-30.  COURT ACTION.

     (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the date of his payment demand under G.S. 55-13-28 and petition the court to determine the fair value of the shares and accrued interest. Upon service upon it of the petition filed with the court, the corporation shall pay to the dissenter the amount offered by the corporation under G.S. 55-13-25.

     (a1) If the dissenter does not commence the proceeding within the 60-day period, the dissenter shall have an additional 30 days to either (i) accept in writing the amount offered by the corporation under G.S. 55-13-25, upon which the corporation shall pay such amount to the dissenter in full satisfaction of his demand, or (ii) withdraw his demand for payment and resume the status of a nondissenting shareholder. A dissenter who takes no action within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b)  Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. However, in a proceeding by a dissenter in a public corporation, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SECTION 55-13-31.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

           (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

           (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                                                       EXHIBIT F


                            CERTIFICATE OF AMENDMENT
                                       TO
                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION

     RACING CHAMPIONS CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"),

DOES HEREBY CERTIFY:

     FIRST: That the Board of Directors of the Corporation has determined that it is advisable and in the best interests of the Corporation that the Certificate of Incorporation of the Corporation be amended by deleting the current text of ARTICLE FOUR thereof and substituting in lieu thereof the following:

                                  ARTICLE FOUR

     The total number of shares of stock which the Corporation has authority to issue is 28,000,000 shares of Common Stock, par value $.01 per share.

     SECOND: That in accordance with section 222 of the General Corporation Law of the State of Delaware, at a meeting of the stockholders of the Corporation
duly held on             , 1998, the holders of the majority of the issued and
outstanding shares of capital stock of the Corporation voted in favor of such amendment.

     THIRD: That the foregoing amendment was duly adopted in accordance with the applicable provisions of section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Robert E. Dods, its President, and attested by Curtis W. Stoelting,
its Secretary, on this             day of             , 1998.

                                          RACING CHAMPIONS CORPORATION

                                          BY
                                          --------------------------------------
                                                 Robert E. Dods, President

                                            Attest:

                                          --------------------------------------
                                              Curtis W. Stoelting, Secretary

                                                                       EXHIBIT G

                          RACING CHAMPIONS CORPORATION

                           1997 STOCK INCENTIVE PLAN

                                   ARTICLE I
                           ESTABLISHMENT AND PURPOSE

     1.1 Establishment. Racing Champions Corporation, a Delaware corporation (the "Company"), hereby establishes a stock option plan for employees and others providing services to the Company, as described herein, which shall be known as the Racing Champions Corporation 1997 Stock Incentive Plan (the "Plan"). It is intended that certain of the options issued pursuant to the Plan to employees of the Company may constitute incentive stock options within the meaning of section 422 of the Internal Revenue Code, and that other options issued pursuant to the Plan shall constitute nonstatutory options. The Board shall determine which options are to be incentive stock options and which are to be nonstatutory options and shall enter into option agreements with recipients accordingly.

     1.2 Purpose. The purpose of the Plan is to provide a means for the Company to attract and retain competent personnel and to provide to participating directors, officers and other key employees long term incentives for high levels of performance by providing them with a means to acquire a proprietary interest in the Company's success.

                                  ARTICLE II.
                                  DEFINITIONS

     2.1 Definitions. For purposes of this Plan, the following terms shall be defined as follows:

          (a) "Board" means the Board of Directors of the Company.

          (b) "Cause" means the definition of Cause in Optionee's employment agreement, if any, with the Company. If no such employment agreement or definition in such agreement exists, Cause means (i) breach by Optionee of any covenant not to compete or confidentiality agreement with the Company,
     (ii) failure by Optionee to substantially perform his duties to the reasonable satisfaction of the Board, (iii) serious misconduct by Optionee which is demonstrably and substantially injurious to the Company, (iv) fraud or dishonestly by Optionee with respect to the Company, (v) material misrepresentation by Optionee to a stockholder or director of the Company or (vi) acts of negligence by Optionee in performance of Optionee's duties that are substantially injurious to the Company. The Board, by majority vote, shall make the determination of whether Cause exists.

          (c) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

          (d) "Commission" means the Securities and Exchange Commission or any successor agency.

          (e) "Committee" means the Committee provided for by Article IV hereof, which may be created at the discretion of the Board.

          (f) "Company" means Racing Champions Corporation, a Delaware corporation.

          (g) "Consultant" means any person or entity, including an officer or director of the Company who provides services (other than as an Employee) to the Company and includes a Qualified Director, as defined below.

          (h) "Date of Exercise" means the date the Company receives notice, by an Optionee, of the exercise of an Option pursuant to section 9.1 of this Plan. Such notice shall indicate the number of shares of Stock the Optionee intends to purchase upon exercise of an Option.

          (i) "Employee" means any person, including an officer or director of the Company, who is employed by the Company.

          (j) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

          (k) "Fair Market Value" means the fair market value of Stock upon which an Option is granted under this Plan, as determined by the Board. If the Stock is traded on an over-the-counter securities market or national securities exchange, "Fair Market Value" shall mean an amount equal to the average of the highest and lowest reported sales prices of the Stock reported on such over-the-counter market or such national securities exchange on the applicable date or, if no sales of Stock have been reported for that date, on the next preceding date for which sales where reported.

          (l) "Incentive Stock Option" means an Option granted under this Plan which is intended to qualify as an "incentive stock option" within the meaning of section 422 of the Code.

          (m) "IRS" means the Internal Revenue Service, or any successor agency.

          (n) "Nonstatutory Option" means an Option granted under this Plan which is not intended to qualify as an incentive stock option within the meaning of section 422 of the Code. Nonstatutory Options may be granted at such times and subject to such restrictions as the Board shall determine without conforming to the statutory rules of section 422 of the Code applicable to incentive stock options.

          (o) "Option" means the right, granted under this Plan, to purchase Stock of the Company at the option price for a specified period of time. For purposes of this Plan, an Option may be an Incentive Stock Option, a Nonstatutory Option or a Reload Option.

          (p) "Optionee" means an Employee or Consultant holding an Option under the Plan.

          (q) "Parent Corporation" shall have the meaning set forth in section 424(e) of the Code with the Company being treated as the employer corporation for purposes of this definition.

          (r) "Qualified Director" means a director who is both (a) a "Non-Employee Director" as defined in Rule 16b-3(b)(3)(i), as promulgated by the Commission under the Exchange Act, or any successor definition adopted by the Commission, and (b) an "Outside Director" as defined by section 162(m) of the Code and the regulations promulgated thereunder, or any successor definition adopted by the IRS.

          (s) "Reload Option" means an Option granted pursuant to section 8.1 of this Plan.

          (t) "Rule 16b-3" means Rule 16b-3, as promulgated by the Commission under Section 16(b) of the Exchange Act, as amended from time to time.

          (u) "Significant Stockholder" means an individual who, within the meaning of section 422(b)(6) of the Code, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company. In determining whether an individual is a Significant Stockholder, an individual shall be treated as owning stock owned by certain relatives of the individual and certain stock owned by corporations in which the individual is a partner, and estates or trusts of which the individual is a beneficiary, all as provided in section 424(d) of the Code.

          (v) "Stock" means the Common Stock, par value $.01 per share, of the Company.

     2.2 Gender and Number. Except when otherwise indicated by the context, any masculine terminology when used in this Plan also shall include the feminine gender and the definition of any term herein in the singular shall also include the plural.

                                  ARTICLE III.
                         ELIGIBILITY AND PARTICIPATION

     3.1 Eligibility and Participation. All Employees are eligible to participate in this Plan and receive Incentive Stock Options and/or Nonstatutory Options. All Consultants are eligible to participate in this Plan and receive Nonstatutory Options hereunder. Optionees in the Plan shall be selected by the Board from among those Employees and Consultants who, in the opinion of the Board, are in a position to contribute materially to the Company's continued growth and development and to its long-term financial success.

                                  ARTICLE IV.
                                 ADMINISTRATION

     4.1 Administration. The Board shall be responsible for administering the Plan.

     The Board is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary or advisable for the administration of the Plan, but only to the extent not contrary to the express provisions of the Plan. Determinations, interpretations or other actions made or taken by the Board pursuant to the provisions of this Plan shall be final and binding and conclusive for all purposes and upon all persons.

     At the discretion of the Board, this Plan may be administered by a Committee which shall be a compensation committee of the Board, consisting solely of two or more Qualified Directors. The members of such Committee may be directors who are eligible to receive Options under this Plan, but Options may be granted to such persons only by action of the full Board and not by action of the Committee. Such Committee shall have full power and authority, subject to the limitations of the Plan and any limitations imposed by the Board, to construe, interpret and administer this Plan and to make determinations which shall be final, conclusive and binding upon all persons, including, without limitation, the Company, the stockholders, the directors and any persons having any interests in any Options which may be granted under this Plan and, by resolution providing for the creation and issuance of any such Option, to fix the terms upon which, the time or times at or within which, and the price or prices at which any such shares may be purchased from the Company upon the exercise of such Option, which terms, time or times and price or prices shall, in every case, be set forth or incorporated by reference in the instrument or instruments evidencing such Option, and shall be consistent with the provisions of the Plan.

     The Board may from time to time remove members from, or add members to, the Committee. The Board may terminate the Committee at any time. Vacancies on the Committee, howsoever caused, shall be filled by the Board. The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as the Chairman may determine. A majority of the Committee at which a quorum is present, or acts reduced to or approved in writing by all of the members of the Committee, shall be the valid acts of the Committee. A quorum shall consist of two-thirds of the members of the Committee.

     Where the Committee has been created by the Board, references herein to actions to be taken by the Board shall be deemed to refer to the Committee as well, except where limited by this Plan or by the Board.

     The Board shall have all of the enumerated powers of the Committee but shall not be limited to such powers. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

     4.2 Special Provisions for Grants to Officers or Directors. Rule 16b-3 provides that the grant of a stock option to a director or officer of a company subject to the Exchange Act will be exempt from the provisions of Section 16(b) of the Exchange Act if the conditions set forth in Rule 16b-3 are satisfied. Unless otherwise specified by the Board, grants of Options hereunder to individuals who are officers or directors of the Company for purposes of Section 16(b) of the Exchange Act shall be made in a manner that satisfies the conditions of Rule 16b-3.

                                   ARTICLE V.
                           STOCK SUBJECT TO THE PLAN

     5.1 Number. The total number of shares of Stock hereby made available and reserved for issuance under the Plan shall be 600,000. The aggregate number of shares of Stock available under this Plan shall be subject to adjustment as provided in section 5.3. The total number of shares of Stock may be authorized but unissued shares of Stock, or shares acquired by purchase as directed by the Board from time to time in its discretion, to be used for issuance upon exercise of Options granted hereunder.

     5.2 Unused Stock; Payment with Stock. If an Option shall expire or terminate for any reason without having been exercised in full, the unpurchased shares of Stock subject thereto shall (unless the Plan shall have terminated) become available for other Options under the Plan. In addition, upon the full or partial payment of any option price by the transfer to the Company of shares of Stock pursuant to section 7.7, upon satisfaction of tax withholding obligations with shares of Stock pursuant to section 15.1 or any other payment made or benefit realized under this Plan by the transfer or relinquishment of shares of Stock, only the net number of shares of Stock actually issued or transferred by the Company, after subtracting the number of shares of Stock so transferred or relinquished, will be charged against the maximum share limitation set forth in section 5.1 above.

     5.3 Adjustment in Capitalization. In the event of any change in the outstanding shares of Stock by reason of a stock dividend or split, recapitalization, reclassification or other similar corporate change, the aggregate number of shares of Stock set forth in section 5.1 shall be appropriately adjusted by the Board, whose determination shall be conclusive; provided, however, that fractional shares shall be rounded to the nearest whole share. In any such case, the number and kind of shares that are subject to any Option (including any Option outstanding after termination of employment) and the Option price per share shall be proportionately and appropriately adjusted without any change in the aggregate Option price to be paid therefor upon exercise of the Option.

                                  ARTICLE VI.
                              DURATION OF THE PLAN

     6.1 Duration of the Plan. The Plan shall be in effect for ten years from the date of its approval by the Company's stockholders. Any Options outstanding at the end of such period shall remain in effect in accordance with their terms. The Plan shall terminate before the end of such period if all Stock subject to the Plan has been purchase pursuant to the exercise of Options granted under the Plan.

                                  ARTICLE VII.
                             TERMS OF STOCK OPTIONS

     7.1 Grant of Options. Subject to section 5.1, Options may be granted to Employees or Consultants at any time and from time to time as determined by the Board; provided, however, that Consultants may receive only Nonstatutory Options and may not receive Incentive Stock Options. The Board shall have complete discretion in determining the number of Options granted to each Optionee. In making such determinations, the Board may take into account the nature of services rendered by such Employee or Consultant, their present and potential contributions to the Company, and such other factors as the Board in its discretion shall deem relevant. The Board shall also determine whether an Option is to be an Incentive Stock Option or a Nonstatutory Option.

     In the cases of Incentive Stock Options, the total Fair Market Value (determined at the date of grant) of shares of Stock with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year under all plans of the Company under which incentive stock options may be granted (and all such plans of any Parent Corporation and any subsidiary corporations of the Company) shall not exceed $100,000. (Hereinafter, this requirement is sometimes referred to as the "$100,000 Limitation.")

     Nothing in this Article VII of the Plan shall be deemed to prevent the grant of Options permitting exercise in excess of the maximums established by the preceding paragraph where such excess amount is treated as a Nonstatutory Option.

     7.2 No Tandem Options. Where an Option granted under this Plan is intended to be an Incentive Stock Option, the Option shall not contain terms pursuant to which the exercise of the Option would affect the Optionee's right to exercise another Option, or vice versa, such that the Option intended to be an Incentive Stock Option would be deemed a tandem stock option within the meaning of the regulations under section 422 of the Code.

     7.3 Option Agreement; Terms and Conditions to Apply Unless Otherwise Specified. As determined by the Board on the date of grant, each Option shall be evidenced by an Option agreement (the "Option Agreement") that includes the nontransferability provisions required by section 11.2 hereof and specifies: whether the Option is an Incentive Stock Option or a Nonstatutory Option; the Option price; the duration of the Option; the number of shares of Stock to which the Option applies; any vesting or exercisability restrictions which the Board may impose; in the case of an Incentive Stock Option, a provision implementing the $100,000 Limitation; and any other terms and conditions as shall be determined by the Board at the time of grant of the Option.

     All Option Agreements shall incorporate the provisions of this Plan by reference, with certain provisions to apply depending upon whether the Option Agreement applies to an Incentive Stock Option or to a Nonstatutory Option.

     7.4 Option Price. No Incentive Stock Option granted pursuant to this Plan shall have an Option price that is less than the Fair Market Value of Stock on the date the Option is granted. Incentive Stock Options granted to Significant Stockholders shall have an Option price of not less than 110 percent of the Fair Market Value of Stock on the date of grant. The Option price for Nonstatutory Options shall be established by the Board.

     7.5 Term of Options. Each Option shall expire at such time as the Board shall determine when it is granted, provided, however, that no Option shall be exercisable later than the tenth anniversary date of its grant.

     7.6 Exercise of Options. Options granted under this Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Board shall in each instance approve, which need not be the same for all Optionees.

     7.7 Payment. Payment for all shares of Stock shall be made at the time that an Option, or any part thereof, is exercised, and no shares shall be issued until full payment therefor has been made. Such payment may be made in cash, outstanding shares of Stock, in combinations thereof, or any other method of payment approved by the Board; provided, however, that (i) the deposit of any withholding tax shall be made in accordance with applicable law and (ii) that such shares of Stock used to pay the exercise price have been held by the Participant for at least six months prior to the exercise date. If shares of Stock are being used in part or full payment for the shares to be acquired upon exercise of the Option, such shares shall be valued for the purpose of such exchange as of the date of exercise of the Option at the Fair Market Value of the shares. Any certificates evidencing shares of Stock used to pay the purchase price shall be accompanied by stock powers duly endorsed in blank by the registered holder of the certificate (with signatures thereon guaranteed). In the event the certificates tendered by the holder in such payment cover more shares than are required for such payment, the certificate shall also be accompanied by instructions from the holder to the Company's transfer agent with regard to the disposition of the balance of the shares covered thereby.

                                 ARTICLE VIII.
                                 RELOAD OPTIONS

     8.1 Grants of Reload Options. Concurrently with any award of Options, the Board may grant Reload Options to purchase a number of shares of Stock equal to the sum of (i) the number of outstanding shares of

Stock used to exercise the underlying Option pursuant to section 7.7, and (ii) the number of shares of Stock used to satisfy any tax withholding requirement incident to the exercise of the underlying Options pursuant to section 15.1. If the Board grants Reload Options in connection with a grant of Options, the Option Agreement with respect to such underlying Options shall state that Reload Options have been granted with respect to the underlying Options. Upon exercise of an underlying Option, the Reload Option will be evidenced by an amendment to the underlying Option Agreement. No additional Reload Options will be granted to the Optionee when Options are exercised pursuant to the terms of this Plan following termination of the Optionee's employment.

     8.2 Terms of Reload Options. A Reload Option will be subject to all of the terms and conditions of the underlying Option, except that (i) the option price per share of Stock purchasable under a Reload Option shall be equal to the Fair Market Value of the Stock at time of grant upon exercise of the underlying Option, and (ii) the term of the Reload Option will equal the remaining option term of the underlying Option.

                                  ARTICLE IX.
     WRITTEN NOTICE, ISSUANCE OF STOCK CERTIFICATES, STOCKHOLDER PRIVILEGE

     9.1 Written Notice. An Optionee wishing to exercise an Option shall give written notice to the Company, in the form and manner prescribed by the Board. Full payment for the Options exercised, as provided in section 7.7 above, must accompany the written notice.

     9.2 Issuance of Stock Certificate. As soon as practicable after the receipt of written notice and payment, the Company shall deliver to the Optionee or to a nominee of the Optionee a certificate or certificates for the requisite number of shares of Stock.

     9.3 Privileges of a Stockholder. An Optionee or any other person entitled to exercise an Option under this Plan shall not have stockholder privileges with respect to any Stock covered by the Option until the date of issuance of a stock certificate for such Stock.

                                   ARTICLE X.
                     TERMINATION OF EMPLOYMENT OR SERVICES

     Except as otherwise expressly specified by the Board, all Options granted under this Plan shall be subject to the following termination provisions.

     10.1 Death. If an Optionee's employment in the case of an Employee, or provision of services as a Consultant in the case of a Consultant, terminates by reason of death, the Option may thereafter be exercised at any time prior to the expiration date of the Option or within 12 months after the date of such death, whichever period is the shorter, by the person or persons entitled to do so under the Optionee's will or, if the Optionee shall fair to make a testamentary disposition of an Option or shall die intestate, the Optionee's legal representative or representatives. The Option shall be exercisable only to the extent that such Option was exercisable as of the date of death.

     10.2 Termination Other Than for Cause or Due to Death. In the event of an Optionee's termination of employment in the case of an Employee, or termination of the provision of services as a Consultant in the case of a Consultant, other than for Cause or by reason of death, the Optionee may exercise such portion of his Option as was exercisable by him at the date of such termination (the "Termination Date") at any time within three months of the Termination Date; provided, however, that where the Optionee is an Employee, and is terminated due to disability within the meaning of Code section 422, he may exercise such portion of his Option as was exercisable by him on his Termination Date within one year of his Termination Date. In any event, the Option cannot be exercised after the expiration of the original term of the Option. Options not exercised within the applicable period specified above shall terminate.

     In the case of an Employee, a change of duties or position within the Company, if any, shall not be considered a termination of employment for purposes of this Plan. The Option Agreements may contain such provisions as the Board shall approve with respect to the effect of approved leaves of absence upon termination of employment.

     10.3 Termination for Cause. In the event of an Optionee's termination of employment in the case of an Employee, or termination of the provision of services as a Consultant in the case of a Consultant, which termination is by the Company for Cause, any Option or Options held by him under the Plan, to the extent not exercised before such termination, shall forthwith terminate.

                                  ARTICLE XI.
                              RIGHTS OF OPTIONEES

     11.1 Service. Nothing in this Plan shall interfere with or limit in any way the right of the Company to terminate any Employee's employment, or any Consultant's services, at any time, nor confer upon any Employee any right to continue in the employ of the Company, or upon any Consultant any right to continue to provide services to the Company.

     11.2 Nontransferability. Options granted under this Plan shall be nontransferable by the Optionee, other than by will or the laws of descent and distribution, and shall be exercisable during the Optionee's lifetime only by the Optionee.

                                  ARTICLE XII.
              AMENDMENT, MODIFICATION AND TERMINATION OF THE PLAN

     12.1 Amendment, Modification and Termination of the Plan. The Board may at any time terminate and from time to time may amend or modify the Plan provided, however, that no such action of the Board, without approval of the stockholders, may:

          (a) increase the total amount of Stock which may be purchased through Options granted under the Plan, except as provided in Article V;

          (b) change the class of Employees or Consultants eligible to receive Options; or

          (c) extend the maximum exercise period under section 7.5.

No amendment, modification or termination of the Plan shall in any manner adversely affect any outstanding Option under the Plan without the consent of the Optionee holding the Option.

                                 ARTICLE XIII.
                      ACQUISITION, MERGER AND LIQUIDATION

     13.1 Acquisition. Notwithstanding anything herein to contrary, in the event that an Acquisition (as defined below) occurs with respect to the Company, the Company shall have the option, but not the obligation, to cancel Options outstanding as of the effective date of Acquisition, whether or not such Options are then exercisable, in return for payment to the Optionees for each Option of an amount equal to a reasonable, good faith estimate of an amount (hereinafter the "Spread") equal to the difference between the net amount per share payable in the Acquisition, or as a result of the Acquisition, less the exercise price per share of the Option. In estimating the Spread, appropriate adjustments to give effect to the existence of the options shall be made, such as deeming the Options to have been exercised, with the Company receiving the exercise price payable thereunder, and treating the shares receivable upon exercise of the Options as being outstanding in determining the net amount per share. For purposes of this section, an "Acquisition" shall mean any transaction in which substantially all of the Company's assets are acquired or in which a controlling amount of the Company's outstanding shares are acquired, in each case by a single person or entity or an affiliated group of persons and/or entities. For purposes of this section a controlling amount shall mean more than 50% of the issued and outstanding shares of stock of the Company. The Company shall have such an option regardless of how the Acquisition is effectuated, whether by direct purchase, through a merger or similar corporate transaction, or otherwise. In cases where the acquisition consists of the acquisition of assets of the Company, the net amount per share shall be calculated on the basis of the net amount receivable with respect to shares upon a distribution and liquidation by the Company after giving effect to expenses and charges, including but not limited to taxes, payable by the Company before the liquidation can be completed.

     Where the Company does not exercise its option under this section 13.1, the remaining provisions of this Article XIII shall apply, to the extent applicable.

     13.2 Merger or Consolidation. Subject to section 13.1 and to any required action by the stockholders, if the Company shall be the surviving corporation in any merger or consolidation, any Option granted hereunder shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to the Option would have been entitled in such merger or consolidation.

     13.3 Other Transactions. Subject to section 13.1, dissolution or a liquidation of the Company or a merger and consolidation in which the Company is not the surviving corporation shall cause every Option outstanding hereunder to terminate as of the effective date of the dissolution, liquidation, merger or consolidation. However, the Optionee either (i) shall be offered a firm commitment whereby the resulting or surviving corporation in a merger or consolidation will tender to the Optionee an option (the "Substitute Option") to purchase its shares on terms and conditions both as to number of shares and otherwise, which will substantially preserve to the Optionee the rights and benefits of the Option outstanding hereunder granted by the Company, or (ii) shall have the right immediately prior to such dissolution, liquidation, merger, or consolidation to exercise any unexercised Options whether or not then exercisable, subject to the provisions of this Plan. The Board shall have absolute and uncontrolled discretion to determine whether the Optionee has been offered a firm commitment and whether the tendered Substitute Option will substantially preserve to the Optionee the rights and benefits of the Option outstanding hereunder. In any event, any Substitute Option for an Incentive Stock Option shall comply with the requirements of the Code.

                                  ARTICLE XIV.
                            SECURITIES REGISTRATION

     14.1 Securities Registration. In the event that the Company shall deem it necessary or desirable to register under the Securities Act of 1933, as amended, or any other applicable statute, any Options or any Stock with respect to which an Option may be or shall have been granted or exercised, or to qualify any such Options or Stock under the Securities Act of 1933, as amended, or any other statute, then the Optionee shall cooperate with the Company and take such action as is necessary to permit registration or qualification of such Options or Stock.

     Unless the Company has determined that the following representation is unnecessary, each person exercising an Option under the Plan may be required by the Company, as a condition to the issuance of the shares pursuant to exercise of the Option, to make a representation in writing (a) that he is acquiring such shares for his own account for investment and not with a view to, or for sale in connection with, the distribution of any part thereof, and (b) that before any transfer in connection with the resale of such shares, he will obtain the written opinion of counsel to the Company, or other counsel acceptable to the Company, that such shares may be transferred. The Company may also require that the certificates representing such shares contain legends reflecting the foregoing.

                                  ARTICLE XV.
                                TAX WITHHOLDING

     15.1 Tax Withholding. Whenever shares of Stock are to be issued in satisfaction of Options exercised under this Plan, the Company shall have the power to require the recipient of the Stock to remit to the Company an amount sufficient to satisfy federal, state and local withholding tax requirements. Unless otherwise determined by the Board, withholding obligations may be settled with Stock, including Stock that is part of the award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, its subsidiaries and affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant.

                                  ARTICLE XVI.
                                INDEMNIFICATION

     16.1 Indemnification. To the extent permitted by law, each person who is or shall have been a member of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of judgment in any such action, suit or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's articles of incorporation or bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

                                 ARTICLE XVII.
                              REQUIREMENTS OF LAW

     17.1 Requirements of Law. The granting of Options and the issuance of shares of Stock upon the exercise of an Option shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

     17.2 Governing Law. The Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of the state of Delaware.

                                 ARTICLE XVIII.
                              COMPLIANCE WITH CODE

     18.1 Compliance with Code. Incentive Stock Options granted hereunder are intended to qualify as "incentive stock options" under the Code section 422. If any provision of this Plan is susceptible to more than one interpretation, such interpretation shall be given thereto as is consistent with Incentive Stock Options granted under this Plan being treated as incentive stock options under the Code. Options granted hereunder to any person who is a "covered employee" under Code section 162(m) at any time when the Company is subject to Code section 162(m) are intended to qualify as performance-based compensation within the meaning of Code section 162(m)(4)(C). If any provision of this Plan is susceptible to more than one interpretation, such interpretation shall be given thereto as is consistent with Options granted under this Plan to such "covered employees" being treated as performance-based compensation under Code section 162(m).

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Set forth below is a description of certain provisions of the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") of Racing Champions Corporation (the "Company"), the Amended and Restated By-Laws of the Company (the "By-Laws") and the Delaware General Corporation Law ("DGCL"). This description is qualified in its entirety by reference to the Certificate of Incorporation, the By-Laws and the DGCL.

     The Certificate of Incorporation provides that, to the full extent provided by law, a director will not be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of section 174 of the DGCL or (iv) with respect to any transaction from which the director derived an improper personal benefit.

     Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. With respect to actions by or in the right of the corporation as a derivative action, section 145 of the DGCL provides that a corporation may indemnify directors, officers and other persons as described above, except if such person has been adjudged to be liable to the corporation, unless the court in which such action or suit was brought determines in view of all of the circumstances of the case that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Article V of the By-Laws provides for the mandatory indemnification of directors, officers, employees or agents of the Company to the full extent permitted by the DGCL. The By-Laws also contain a nonexclusivity clause which provides in substance that the indemnification rights under the Amended and Restated By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement with the Company, any By-Law or otherwise.

     The DGCL permits and Article V of the By-Laws authorizes the Company to purchase and maintain insurance on behalf of any director, officer, employee or agent of the Company against any liability asserted against or incurred by them in such capacity or arising out of their status as such whether or not the Company would have the power to indemnify such director, officer, employee or agent against such liability under the applicable provisions of the DGCL, the Certificate of Incorporation or the By-Laws.

     The general effect of the foregoing provisions is to reduce the circumstances in which an officer or director may be required to bear the economic burdens of the foregoing liabilities and expenses.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 2.1    --   Amended and Restated Agreement and Plan of Merger, dated as of December 4, 1997, by and among the Company, WSG
             Acquisition, Inc. and Wheels Sports Group, Inc.(1)
 2.2    --   Stockholder Agreement, dated as of December 4, 1997, as
             amended, by and between the Company and Howard L. Correll,
             Jr.(2)

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 3.1    --   Amended and Restated Certificate of Incorporation.(3)
 3.2    --   Amended and Restated By-Laws.(4)
 4.1    --   Amended and Restated Certificate of Incorporation (same as
             Exhibit 3.1).(4)
 4.2    --   Amended and Restated By-Laws (same as Exhibit 3.2).(4)
 5      --   Opinion of Reinhart, Boerner, Van Deuren, Norris &
             Rieselbach, s.c.(5)
10.1    --   Asset and Stock Purchase Agreement, dated as of April 30,
             1996, by and among the Company, Racing Champions, Inc.,
             Robert Dods, Boyd Meyer, Peter Chung, Dods-Meyer, Ltd.,
             Racing Champions Limited, Garnett Services, Inc., Hosten
             Investment Limited and Banerjan Company Limited.(4)
10.2    --   Stockholders Agreement, dated as of April 30, 1996, by and among the Company, Willis Stein & Partners, L.P., Baird
             Capital Partners II Limited Partnership, BCP II Affiliates
             Fund Limited Partnership, Nassau Capital Partners L.P., NAS
             Partners I L.L.C., Robert Dods, Boyd Meyer, Peter Chung,
             Dods-Meyer, Ltd., Racing Champions Limited, Garnett
             Services, Inc., Hosten Investment Limited, Curt Stoelting,
             John Olsen, Peter Henseler and Kevin Camp.(4)
10.3    --   Registration Agreement, dated as of April 30, 1996, by and among the Company, Willis Stein & Partners, L.P., Baird
             Capital Partners II Limited Partnership, BCP II Affiliates
             Fund Limited Partnership, Nassau Capital Partners L.P., NAS
             Partners I L.L.C., Robert Dods, Boyd Meyer, Peter Chung,
             Dods-Meyer, Ltd., Racing Champions Limited, Garnett
             Services, Inc., Hosten Investment Limited, Curt Stoelting,
             John Olsen, Peter Henseler and Kevin Camp.(4)
10.4    --   Executive Securities Agreement, dated as of April 30, 1996, by and among the Company, Curt Stoelting, John Olsen, Peter
             Henseler, Kevin Camp, Willis Stein & Partners, L.P., Baird
             Capital Partners II Limited Partnership, BCP II Affiliates
             Fund Limited Partnership, Nassau Capital Partners L.P., NAS
             Partners I L.L.C., Robert Dods, Boyd Meyer and Peter
             Chung.(4)
10.5    --   Securities Purchase Agreement, dated as of April 30, 1996, by and among the Company, Willis Stein & Partners, L.P.,
             Baird Capital Partners II Limited Partnership, BCP II
             Affiliates Fund Limited Partnership, Nassau Capital Partners
             L.P., NAS Partners I L.L.C., Curt Stoelting, John Olsen,
             Peter Henseler and Kevin Camp.(4)
10.6    --   Amendment No. 1 to Securities Purchase Agreement, dated as of April 30, 1996, by and among the Company, Willis Stein &
             Partners, L.P. and certain other purchasers of the Company's stock.(4)
10.7    --   Securities Purchase Agreement, dated as of April 30, 1996, by and between the Company and Dods-Meyer, Ltd.(4)
10.8    --   Amended and Restated Credit Agreement, dated as of June 17,
             1997, by and among the Company, Racing Champions, Inc.,
             BankBoston, N.A., as lender and agent, and the other lenders party thereto.(6)
10.9    --   Amended and Restated Guarantee and Security Agreement, dated as of June 17, 1997, by and among the Company, Racing
             Champions, Inc. and BankBoston, N.A, as agent.(6)
10.10   --   Employment Agreement, dated as of April 30, 1996, by and
             between Racing Champions, Inc. and Robert Dods.(4)
10.11   --   Employment Agreement, dated as of April 30, 1996, by and
             between Racing Champions, Inc. and Boyd Meyer.(4)
10.12   --   Employment Agreement, dated as of April 30, 1996, by and
             between Banerjan Company Limited and Peter Chung.(4)
10.13   --   Employment Agreement, dated as of April 30, 1996, by and
             between Racing Champions, Inc. and Curt Stoelting.(4)

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
10.14   --   Employment Agreement, dated as of April 30, 1996, by and
             between Racing Champions, Inc. and Peter Henseler.(4)
10.15   --   Employment Agreement, dated as of April 30, 1996, by and
             between Racing Champions, Inc. and John Olsen.(4)
10.16   --   Employment Agreement, dated as of April 30, 1996, by and
             between Racing Champions, Inc. and Kevin Camp.(4)
10.17   --   1996 Key Employees Stock Option Plan.(4)
10.18   --   1996 Key Employees Performance Compensation Plan.(4)
10.19   --   Amendment No. 1 to 1996 Key Employees Performance
             Compensation Plan.(7)
10.20   --   Racing Champions Corporation 1997 Stock Incentive Plan.(7)
10.21   --   Racing Champions Corporation Employee Stock Purchase Plan(8)
21      --   Subsidiaries of the Company.(6)
23.1    --   Consent of Arthur Andersen LLP.
23.2    --   Consent of Arthur Andersen LLP.
23.3    --   Consent of Ernst & Young.
23.4    --   Consent of Coopers & Lybrand L.L.P.
23.5    --   Consent of Cheshier & Fuller L.L.P.
23.6    --   Consent of Burnett Sneed.
23.7    --   Consent of Reinhart, Boerner, Van Deuren, Norris &
             Rieselbach, s.c. (included in its opinion filed as Exhibit 5 hereto).(5)
24      --   Power of Attorney (included as part of the signature page
             hereof).
99.1    --   Consent of Randy C. Baker, director nominee.
99.2    --   Consent of Randy E. Duncan, director nominee.
99.3    --   Consent of Victor H. Shaffer, director nominee.
99.4    --   Form of Proxy for the Company's annual meeting of
             stockholders.
99.5    --   Form of Proxy for the special meeting of stockholders of
             Wheels Sports Group, Inc.

---------------

(1) Filed as Exhibit A to the Joint Proxy Statement/Prospectus and incorporated herein by reference.
(2) Filed as Exhibit B to the Joint Proxy Statement/Prospectus and incorporated herein by reference.
(3) Filed on August 14, 1997 as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (File No. 0-22635) and incorporated herein by reference.
(4) Filed on February 27, 1997 as an exhibit to the Company's Registration Statement on Form S-1 (File No. 333-22493) and incorporated herein by reference.
(5) To be filed by amendment.
(6) Filed on March 27, 1998 as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-22635) and incorporated herein by reference.
(7) Filed on June 9, 1997 as an exhibit to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-22493) and incorporated herein by reference.
(8) Filed on April 11, 1997 as an exhibit to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-22493) and incorporated herein by reference.

     (b) Financial Statement Schedules.

SCHEDULE                           DESCRIPTION
--------                           -----------
   II                   Valuation and Qualifying Accounts

ITEM 22.  UNDERTAKINGS

     (a) The undersigned Registrant undertakes as follows:

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glen Ellyn, State of Illinois, on the 23rd day of April, 1998.

                                          RACING CHAMPIONS CORPORATION

                                          By:      /s/ ROBERT E. DODS
                                            ------------------------------------
                                                       Robert E. Dods
                                                         President

     Each person whose signature appears below hereby appoints Robert E. Dods and Curtis W. Stoelting, and each of them individually, his true and lawful attorney-in-fact, with power to act with or without the other and with full power of substitution and resubstitution, in any and all capacities, to sign any or all amendments (including post-effective amendments or any abbreviated Registration Statement, and any amendments thereto, filed pursuant to Rule 462(b) under the Securities Act of 1933) to the Registration Statement and file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                 /s/ ROBERT E. DODS                    President and Director           April 23, 1998
-----------------------------------------------------    (Principal Executive Officer)
                   Robert E. Dods

                  /s/ BOYD L. MEYER                    Executive Vice President and     April 23, 1998
-----------------------------------------------------    Director
                    Boyd L. Meyer

                /s/ PETER K.K. CHUNG                   Director                         April 23, 1998
-----------------------------------------------------
                  Peter K.K. Chung

                 /s/ SAMUEL B. GUREN                   Director                         April 23, 1998
-----------------------------------------------------
                   Samuel B. Guren

                  /s/ AVY H. STEIN                     Director                         April 23, 1998
-----------------------------------------------------
                    Avy H. Stein

                 /s/ DANIEL M. GILL                    Director                         April 23, 1998
-----------------------------------------------------
                   Daniel M. Gill

                 /s/ JOHN S. BAKALAR                   Director                         April 23, 1998
-----------------------------------------------------
                   John S. Bakalar

                 /s/ JOHN J. VOSICKY                   Director                         April 23, 1998
-----------------------------------------------------
                   John J. Vosicky

               /s/ CURTIS W. STOELTING                 Vice President -- Finance and    April 23, 1998
-----------------------------------------------------    Operations and Secretary
                 Curtis W. Stoelting                     (Principal Accounting Officer
                                                         and Principal Financial
                                                         Officer)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Racing Champions Corporation and Subsidiaries:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Racing Champions Corporation and issued our report thereon dated February 10, 1998. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic financial statements. This schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 10, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Racing Champions, Inc. and Dods-Meyer, Ltd.:

     We have audited in accordance with generally accepted auditing standards, the combined financial statements of Racing Champions, Inc. and Dods-Meyer, Ltd. and issued our report thereon dated February 15, 1997. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Valuation and Qualifying Accounts is presented for purposes of additional analysis and is not a part of the basic financial statements. This schedule has been subject to the auditing procedures applied to the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 15, 1997

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                     (FOR EACH INCOME STATEMENT PRESENTED)

                                                                  ADDITIONS
                                           BALANCE AT    ---------------------------                BALANCE AT
                                          BEGINNING OF   CHARGED TO     CHARGED TO                    END OF
              DESCRIPTION                    PERIOD       EXPENSE     OTHER ACCOUNTS   DEDUCTIONS     PERIOD
              -----------                 ------------   ----------   --------------   ----------   ----------
Allowances deducted from related
accounts   receivable balance sheet
accounts of, Racing Champions, Inc. and
Dods-Meyer, Ltd.
  Year ended December 31, 1994..........    $240,000      $    --          $--          $    --      $240,000
  Year ended December 31, 1995..........     240,000           --           --           40,000       200,000
  Four months ended April 30, 1996......     200,000       57,000           --               --       257,000
Racing Champions Corporation
  Eights months ended December 31,
     1996...............................     257,000       43,000           --               --       300,000
  Year ended December 31, 1997..........     300,000           --           --               --       300,000